Form 20-F
period 2017-12-31
Motif Bio plc
filed 2018-04-10
CIK 1674657

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission File Number 001-37847

MOTIF BIO PLC
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

United Kingdom
(Jurisdiction of incorporation or organization)

125 Park Avenue 25th Floor New York, New York 10017 United States
(Address of principal executive offices)

Graham Lumsden, CEO Motif Bio plc 125 Park Avenue 25th Floor New York, New York 10017 United States Tel: (609) 608-0032
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

Ordinary shares, par value £0.01 per share: 263,519,128 as of December 31, 2017

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). (*)

☒ Yes   ☐ No

(*) This requirement does not apply to the registrant in respect of this filing.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging Growth Company ☒

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

ii

iii

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

Our audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, and in accordance with IFRS as endorsed for use in the European Union. Our consolidated financial statements are presented in U.S. Dollars. All references in this Annual Report to “$”, “U.S. dollars,” and “dollars” mean U.S. dollars and all references to “£” and “pounds” mean pounds sterling, unless otherwise noted. Throughout this Annual Report, references to ADSs mean ADSs or ordinary shares represented by ADSs, as the case may be.

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

Statement of Comprehensive Loss:

	Year ended December 31,
	2017	2016	2015	2014
	(in thousands, except share and per share data)
Consolidated Statement of Comprehensive Loss
Operating expenses:
General and administrative	$(8,542)	$(4,912)	$(3,577)	$(1,096)
Research and development	(29,475)	(34,794)	(4,681)	—
Gains on settlement of contract disputes	—	83	5	360
Total operating expenses	$(38,017)	$(39,623)	$(8,253)	$(736)
Operating loss	(38,017)	(39,623)	(8,253)	(736)
Other income (expense), net
Interest income	134	70	15	—
Interest expense	(275)	(383)	(268)	(449)
Loss from revaluation of derivative liabilities	(6,392)	(136)	—	—
Net foreign exchange losses	(238)	(251)	(10)	—
Total other expense, net	$(6,771)	$(700)	$(263)	$(449)
Loss before income taxes	(44,788)	(40,323)	(8,516)	(1,185)
Income tax	(22)	(1)	(1)	(1)
Net loss	$(44,810)	$(40,324)	$(8,517)	$(1,186)
Total comprehensive loss	$(44,810)	$(40,324)	$(8,517)	$(1,186)
Net loss attributable to ordinary shareholders, basic and diluted	$(44,810)	$(40,324)	$(8,517)	$(1,186)
Net loss per share attributable to ordinary shareholders, basic and diluted(1)	$(0.19)	$(0.35)	$(0.14)	$(0.03)
Weighted average shares used in computing net loss per share attributable to ordinary shareholders, basic and diluted	231,530,091	116,558,191	61,225,922	36,726,342

(1)  In accordance with IAS 33 “Earnings per share”, shares are not diluted when the entity has reported a loss for the period.

Summary Statement of Financial Position:

	As of December 31,
	2017	2016	2015
	(in thousands, except share data)
Summary Statement of Financial Position
Cash and cash equivalents	$22,651	$21,830	$28,594
Total assets	29,188	28,426	34,958
Total liabilities	38,096	18,617	5,235
Total shareholders’ (deficit) equity	(8,908)	9,809	29,723
Share capital	3,589	2,728	1,645
Number of ordinary shares in issue	263,519,128	195,741,528	108,601,496

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

We are a development-stage biopharmaceutical company with a limited operating history. We have not yet demonstrated an ability to obtain regulatory approval or manufacture and commercialize a product candidate. Consequently, we have no meaningful commercial operations upon which to evaluate our business and predictions about our future success or viability may not be as accurate as they could be if we had a history of successfully developing and commercializing pharmaceutical products.

Since inception, we have incurred significant operating losses. Our net loss was $44.8 million, $40.3 million and $8.5 million for the fiscal years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017, we had an accumulated deficit of $103.3 million. We have devoted substantially all of our financial resources to identifying, attempting to in-license or otherwise acquire rights to our product candidates, including conducting clinical trials and providing general and administrative support for these operations to build our business infrastructure.

To date, we have financed our operations primarily through proceeds received from our initial offering in the United Kingdom, initial offering in the United States and our follow-on offerings in the United Kingdom, and the issuance of convertible promissory notes and senior debt. The amount of our future net losses will depend, in part, on the rate of our future expenditures and our ability to obtain funding through equity or debt financings, strategic collaborations or grants.

We have prepared cash flow forecasts extending for at least 12 months from the date of this Annual Report. These forecasts assume no sales and the continuation of costs associated with drug discovery and development. We acknowledge that substantial uncertainty remains over our ability to have the resources to fully support the iclaprim trials and that additional funding will be needed through public markets, private financing, and/or partnering opportunities within the next 12 months. In the event that we do not have adequate access to capital on a timely basis, on favorable terms, or if at all, this could have a material and negative impact on our business and results of operations.

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

•                  create additional infrastructure to support our operations as a U.S. and U.K. listed company and our product development and planned future commercialization efforts; and

•                  experience any delays or encounter issues with any of the above, including, but not limited to, failed preclinical studies or clinical trials, obtaining complex results, safety issues or other regulatory challenges that may require either longer follow-up of existing preclinical studies or clinical trials or limitation of additional preclinical studies or clinical trials in order to pursue regulatory approval.

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

The terms of our credit facility place restrictions on our operating and financial flexibility.

On November 14, 2017, we and our subsidiary entered into a loan and security agreement with Hercules Capital, Inc. and certain of its affiliates (collectively, “Hercules”) for a term loan of up to $20 million. We refer to this loan and security agreement as the Hercules Loan Agreement. The Hercules Loan Agreement is secured by substantially all of our property and that of our subsidiary, other than intellectual property.  As of December 31, 2017, we had $15 million in outstanding borrowings under the Hercules Loan Agreement.

The Hercules Loan Agreement subjects our subsidiary to various affirmative and restrictive covenants, including, but not limited to, financial reporting obligations, and certain limitations on indebtedness, liens (including a negative pledge on intellectual property), investments, distributions (including dividends), collateral, transfers, mergers or acquisitions, taxes, corporate changes, and deposit accounts. In addition, we are subject to certain restrictive covenants in connection with our grant of a guarantee of the obligations of our subsidiary and the pledge of our equity in our subsidiary. Compliance with these covenants may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders.

Additionally, we may be required to repay the entire amount of outstanding indebtedness under the term loan in cash if we fail to stay in compliance with our covenants or suffer some other event of default under the Hercules Loan Agreement. Under the Hercules

Loan Agreement, an event of default will occur if, among other things: we fail to make payments under the Hercules Loan Agreement; we breach any of our covenants under the Hercules Loan Agreement, subject to specified cure periods with respect to certain breaches; there occurs an event that could reasonably be expected to have a material adverse effect on (i) our business, operations, properties, assets or financial condition, (ii) our ability to perform or satisfy our obligations under the Hercules Loan Agreement as they become due or Hercules’s ability to enforce its rights or remedies with respect to our obligations under the Hercules Loan Agreement, or (iii) the collateral or liens securing our obligations under the Hercules Loan Agreement; we or our assets become subject to certain legal proceedings, such as bankruptcy proceedings; we are unable to pay our debts as they become due; or we default on contracts with third-parties, which would permit Hercules to accelerate the maturity of such indebtedness or that could have a material adverse effect on us. We may not have enough available cash or be able to raise additional funds through equity or debt financings to repay such indebtedness at the time any such event of default occurs. In that case, we may be required to delay, limit, reduce or terminate our clinical development efforts or grant to others rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Hercules could also exercise its rights as collateral agent to take possession and dispose of the collateral securing the term loan for its benefit, which collateral includes all of our property other than our intellectual property. Our business, financial condition and results of operations could be substantially harmed as a result of any of these events.

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

As of December 31, 2017 and 2016, our cash and cash equivalents were $22.7 million and $21.8 million, respectively.  Our future funding requirements will depend on many factors, including, but not limited to:

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

Any additional fundraising efforts may divert our management from their day-to-day activities, which may compromise our ability to develop and commercialize our product candidates, if approved. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Moreover, the terms of any financing may adversely affect the holdings or the rights of our shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of the ADSs, the ADS warrants and our ordinary shares to decline.

If we are unable to obtain funding on a timely basis, we will be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidates, if approved, or be unable to expand our operations or otherwise capitalize on our business opportunities, as desired.

The accompanying consolidated financial statements have been prepared on a basis which assumes we will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. However, we have recorded losses since inception. As of December 31, 2017, we held unrestricted cash and cash equivalents of $22.7 million. We will need substantial additional funding to advance iclaprim through regulatory approval, commence commercial operations for iclaprim, begin our INSPIRE Phase 3 clinical trial and to continue operations. Our present capital resources are not sufficient to fund our planned operations for the next twelve months from the date of this Annual Report, and therefore, there exists substantial doubt about our ability to continue as a going concern.

Raising Additional Capital May Cause Dilution To Our Shareholders, Restrict Our Operations Or Require Us To Relinquish Rights To Our Intellectual Property Or Future Revenue Streams.

Until such time, if ever, as we can generate substantial product revenue, we expect to finance our cash needs through a combination of equity offerings, debt financings, grants, and license and development agreements in connection with any collaborations. Besides the funds provided for under the Hercules Loan Agreement, we do not have any committed external source of funds. In the event we seek additional funds, we may raise additional capital through the sale of equity and/or convertible debt securities. In such an event, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a holder of our ordinary shares or the ADSs. Additional debt financing, if available, could result in increased fixed payment obligations and may involve agreements that include restrictive covenants, such as limitations on our ability to incur additional debt, make capital expenditures, acquire, sell or license intellectual property rights or declare dividends, and other operating restrictions that could hurt our ability to conduct our business.

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

If we are presented with appropriate opportunities, we may acquire other businesses. We have had limited experience integrating other businesses or product candidates, or in-licensing or acquiring other product candidates. The integration process following any future transactions may produce unforeseen operating difficulties and expenditures, and may absorb significant management attention that would otherwise be directed to the ongoing development of our business. Also, in any future in-licensing or acquisition transactions, we may issue ordinary shares (including in the form of ADSs) that would result in dilution to existing shareholders, incur debt, assume contingent liabilities or create additional expenses related to amortizing intangible assets, any of which might harm our financial results and cause our share price to decline. Any financing we might need for future transactions may be available to us only on terms that restrict our business or impose costs that reduce our net income.

We Are Highly Dependent On Our Key Personnel, As Well As Our Ability To Recruit, Retain And Motivate Additional Qualified Personnel.

We are highly dependent on Graham Lumsden, our Chief Executive Officer and David Huang, our Chief Medical Officer. Any member of management or employee can terminate his or her relationship with us at any time. Although we have included non-compete provisions in their respective employment agreements, such arrangements might not be sufficient for the purpose of preventing such key personnel from entering into agreements with any of our competitors. The inability to recruit and retain qualified personnel, or the loss of Graham Lumsden or David Huang could result in competitive harm as we could experience delays in reaching our in-licensing, acquisition, development and commercialization objectives.

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

We Expect To Expand Our Organization, And We May Experience Difficulties In Managing This Growth, Which Could Disrupt Our Operations.

As of the date of this Annual Report, we had 7 full-time employees. As our development, commercialization, in-licensing and acquisition plans and strategies develop, and as we advance the preclinical and clinical development of our product candidates, we expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of managerial, operational, sales, marketing, financial, legal and other resources. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities, and continue to recruit and train additional qualified personnel. Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. Due to our limited financial resources, we may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the in-licensing, acquisition and development of additional product candidates. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate or grow revenue could be reduced and we may not be able to implement our business strategy.

If We Fail To Maintain An Effective System Of Internal Control Over Financial Reporting, We May Not Be Able To Accurately Report Our Financial Results Or Prevent Fraud. As A Result, Shareholders Could Lose Confidence In Our Financial And Other Public Reporting, Which Would Harm Our Business And The Trading Price Of The ADSs, The ADS Warrants and Our Ordinary Shares.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us, as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act, or Section 404, or any subsequent testing by our independent registered public accounting firm, as and when required, may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of the ADSs, the ADS Warrants and our ordinary shares.

Pursuant to Section 404, we are required to furnish a report by our management on our internal control over financial reporting. However, as an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm until we are no longer an emerging growth company. To achieve compliance with Section 404 within the prescribed period, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements.

As of December 31, 2017 and 2016, our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. In connection with this assessment, we identified the following material weaknesses in internal control over financial reporting as of December 31, 2017 and 2016. These material weaknesses are in the process of being remediated.

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

These control deficiencies resulted in the misclassification of derivative liabilities in the statement of financial position as of December 31, 2016. In addition, these control deficiencies resulted in immaterial audit adjustments to increase our trade and other payables as of December 31, 2016. In connection with our 2017 interim consolidated financial statements, these control deficiencies resulted in adjustments to stock-based compensation expense and certain accrued liabilities. Although these control deficiencies did not result in an adjustment as of December 31, 2017, a material misstatement to the annual or interim consolidated financial statements may not be prevented or detected until the control deficiencies are remediated. Accordingly, our management has determined that these control deficiencies constitute material weaknesses.

In an effort to remediate the identified material weaknesses and to enhance our overall control environment, we have implemented and are planning additional substantial changes in our internal control over financial reporting.  The remediation efforts include the hiring of experienced personnel and establishing seamless financial reporting processes.  Refer to Item 15 of this annual report on Form 20-F for further information on our remediation activities. We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to remediate the control deficiencies that led to our material weaknesses in our internal control over financial reporting or that they will prevent potential future material weaknesses.

Our Business And Operations Would Suffer In The Event Of System Failures.

Our computer systems, as well as those of our clinical research organizations, or CROs, and other contractors and consultants, are vulnerable to damage from cyber-security threats, including computer viruses and unauthorized access, natural disasters, including hurricanes, terrorism, war and telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our product development programs. For example, the loss of preclinical study or clinical trial data from completed, ongoing or planned preclinical studies or clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. To the extent that any disruption or security breach were to result in a loss of or damage to our data or applications, or inappropriate disclosure of personal, confidential or proprietary information, we could incur liability and the further development of our product candidates could be delayed.

The Vote By The U.K. Electorate In Favor Of A U.K. Exit From The EU Could Adversely Impact Our Business, Results Of Operations And Financial Condition.

In a remain-or-leave referendum held in the United Kingdom on June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the EU (referred to as “Brexit”). On March 29, 2017, the U.K. government delivered to the European Council notice of its intention to leave the EU and, in the absence of an executed withdrawal agreement with the EU, the effective date of the United Kingdom’s withdrawal from the EU will be March 29, 2019. On December 15, 2017, The European Council confirmed that sufficient progress had been made to move to the second phase of negotiations related to transition (the ‘implementation period’) and the framework for the future relationship between the United Kingdom and the EU. This process of negotiation will likely determine the future terms of the United Kingdom’s relationship with the EU, as well as whether the U.K. will be able to continue to benefit from the EU’s free trade and similar arrangements. For now, the U.K. remains a member of the EU and all rights and obligations derived from EU law continue to apply.

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

In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which EU laws to replicate or replace. If the United Kingdom were to significantly alter its regulations affecting the pharmaceutical industry, we could face significant new costs. It may also be time-consuming and expensive for us to alter our internal operations to comply with new regulations. Altered regulations could also add time and expense to the process by which our product candidates receive regulatory approval in the United Kingdom and EU. Similarly, it is unclear at this time what Brexit’s impact will have on our intellectual property rights and the process for obtaining and defending such rights. It is possible that certain intellectual property rights, such as trademarks or design registrations, granted by the EU will cease being enforceable in the U.K. absent special arrangements to the contrary. It is indicated and anticipated that arrangements will be put in place to ensure continued protection. With regard to existing patent rights, the effect of Brexit should be minimal considering enforceable patent rights are specific to the U.K., whether arising out of the European Patent Office or directly through the U.K. patent office. The U.K.’s participation in the EU’s Unified Patent Court is still uncertain.

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

To obtain the requisite regulatory approvals to market and sell any of our product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our products are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and earlier clinical trials may not be predictive of the results of later-stage clinical trials. For example, the results generated to date in preclinical studies or clinical trials for our product candidates do not ensure that later preclinical studies or clinical trials will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Companies in the biopharmaceutical industry may suffer setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier clinical trials. We may experience delays in our ongoing or future preclinical studies or clinical trials, and we do not know whether future preclinical studies or clinical trials will begin on time, need to be redesigned, enroll an adequate number of subjects or patients on time or be completed on schedule, if at all. Clinical trials may be delayed, suspended or terminated for a variety of reasons, including delay or failure to:

•                  obtain authorization from regulators and/or institutional review boards (“IRBs”) to commence a clinical trial at a prospective clinical trial site;

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

•                  obtain patient consents that adequately address all clinical risks;

•                  address any noncompliance with documentation or other regulatory requirements or safety concerns that arise during the course of a clinical trial;

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

Because we are focused on addressing serious Gram-positive infections encountered in hospitals, there are limited patient pools from which to draw in order to complete our clinical trials in a timely and cost-effective manner. Delays in the completion of any clinical trial of our product candidates will increase our costs, slow down our product candidate development and approval process, and delay or potentially jeopardize our ability to commence product sales and generate revenue. In addition, many of the factors that may lead to a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

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

We have never commercialized a product candidate. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, in-licensing or acquiring our product candidates, identifying potential product candidates and undertaking preclinical studies and clinical trials of our product candidates. We currently have no sales force or marketing or distribution capabilities. To achieve commercial success of our product candidates, if approved, we will have to develop our own sales, marketing and supply capabilities, outsource these activities to a third-party or complete a partnering transaction.

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

We are currently aware of various companies that are marketing existing antibiotics or may introduce new products that compete with our product candidates such as Allergan, Melinta, Nabriva, Merck & Co., Inc., and Paratek. We anticipate this competition to increase in the future as new companies enter the novel antibiotics market. In addition, the healthcare industry is characterized by rapid technological change, and new product introductions or other technological advancements could make some or all of our products obsolete.

The highly competitive nature of and rapid technological changes in the biotechnology and pharmaceutical industries, as well as ongoing changes in the regulatory environment, could render our product candidates or our technology obsolete or non-competitive. Our competitors may, among other things:

•                  have similar or better product candidates or technologies;

•                  possess greater financial and human resources as well as supporting clinical data;

•                  develop and commercialize products that are safer, more effective, effective in a broader range of indications, less expensive, or more convenient or easier to administer;

•                  obtain regulatory approval more quickly under changing regulatory requirements;

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

The successful commercialization of our product candidates, if approved, will depend, in part, on the extent to which coverage and reimbursement for our products or procedures using our products will be available from government and health administration authorities, private health insurers and other third-party payors. To manage healthcare costs, many governments and third-party payors increasingly scrutinize the pricing of new technologies and require greater levels of evidence of favorable clinical outcomes and cost-effectiveness before extending coverage and adequate reimbursement to such new technologies. In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the Medicare Modernization Act, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly under a new Part D and introduced a new reimbursement methodology based on average sale prices for physician-administered drugs. In addition, this legislation provided authority for limiting the number of drugs that will be covered in any therapeutic class. Cost-reduction initiatives and other provisions of this legislation could decrease the coverage and reimbursement that we receive for any approved products. While the Medicare Modernization Act applies only to drug benefits for Medicare beneficiaries, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the Medicare Modernization Act may result in a similar reduction in payments from private payors. Moreover, it is possible that the pharmaceutical industry or regulators may evaluate and/or develop an alternative pricing reference to replace Average Wholesale Price (“AWP”) or Wholesale Acquisition Cost (“WAC”), which are the pricing references used for many pharmacy benefit managers, pharmaceutical purchase agreements, retail network contracts, specialty payor agreements and other contracts with third party payors in connection with the reimbursement of drug payments. In addition, many state Medicaid fee-for-service programs (“FFS Medicaid”) are expected to establish pharmacy network payments on the basis of Actual Acquisition Cost (“AAC”) due to regulatory changes that became effective April 1, 2017. This move to an AAC basis in FFS Medicaid could have an impact in reimbursement practices in other commercial and government segments. In light of such challenges to prices and increasing levels of evidence of the benefits and clinical outcomes of new technologies, we cannot be sure that coverage will be available for any product candidate that we commercialize, and, if available, that the reimbursement rates will be adequate. If we are unable to obtain adequate levels of coverage and reimbursement for our product candidates, our ability to generate revenue will be compromised.

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

There is often pressure to renegotiate pricing and reimbursement levels, including, in particular, in connection with changes to Medicare. Third-party payors continue to demand discounted fee structures, and the trend toward consolidation among third-party payors tends to increase their bargaining power over price structures. If third-party payors reduce their rates for our products, then our revenue and profitability may decline and our operating margins will be reduced.   Because some third-party payors rely on all or portions of Medicare payment systems to determine payment rates, changes to government healthcare programs that reduce payments under these programs may negatively impact payments from third-party payors. Our inability to maintain suitable financial arrangements with third-party payors could have a material adverse impact on our business.

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

Additionally, the reimbursement process is complex and can involve lengthy delays. Third party payors may disallow, in whole or in part, providers’ requests for reimbursement based on determinations that certain amounts are not reimbursable under plan coverage, that the drugs provided were not medically necessary, or that additional supporting documentation is necessary. Retroactive adjustments may change amounts realized from third party payors. Delays and uncertainties in the reimbursement process may adversely affect market acceptance and utilization of our candidate products, resulting in reduced revenues.

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

In addition, the potential market opportunity for iclaprim, or any other product candidate we may develop is difficult to estimate precisely. Our estimates of the potential market opportunity are predicated on several key assumptions such as industry knowledge and publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, these assumptions may be inaccurate. If any of the assumptions proves to be inaccurate, then the actual market for iclaprim or our other product candidates could be smaller than our estimates of the potential market opportunity. If the actual market for iclaprim or our other product candidates is smaller than we expect, or if the products fail to achieve an adequate level of acceptance by physicians, healthcare payors and patients, our product revenue may be limited, and we may be unable to achieve or maintain profitability. Further, if we are unable to convince a significant number of physicians of the value of our product candidates, we may be unable to achieve a sufficient market share to make our products, if approved, profitable.

Bacteria Might Develop Resistance To Iclaprim, Which Would Decrease Its Efficacy And Commercial Viability.

Resistance to antibiotics is primarily caused by the genetic mutation of bacteria resulting from sub-optimal exposure to antibiotics where the drug does not kill all of the bacteria. While antibiotics have been developed to treat many of the most common infections, the extent and duration of their use worldwide has resulted in new mutated strains of bacteria resistant to current treatments. If physicians, rightly or wrongly, associate bacterial resistance issues with iclaprim, physicians might not prescribe iclaprim. If bacteria develop resistance to iclaprim, its efficacy would decline, which would negatively affect our potential to generate revenues from its commercialization.

Risks Related To Our Reliance On Third-parties

We Rely On Third-parties To Conduct Our Nonclinical And Clinical Trials And If These Third-parties Perform In An Unsatisfactory Manner, Our Business Could Be Substantially Harmed.

We have relied upon and plan to continue to rely upon third-party CROs to conduct and monitor and manage data for our ongoing nonclinical and clinical programs, and may not have all of the necessary contractual relationships in place to do so. Once we have established contractual relationships with such third-party CROs, we will have only limited control over their actual performance of these activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory, environmental and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities.

We and our CROs and other vendors are required to comply with current Good Manufacturing Practices, or cGMP, current Good Clinical Practices, or cGCP, and Good Laboratory Practice, or GLP, and recently-changing regulations governing clinical trial subject informed consent, which are regulations and guidelines enforced by the FDA, the Competent Authorities of the Member States of the EU and any comparable foreign regulatory agency for all of our product candidates in nonclinical and clinical development. Regulatory authorities enforce these regulations through periodic inspections of study sponsors, principal investigators, trial sites and other contractors. If we or any of our CROs or vendors fail to comply with applicable regulations, the data generated in our nonclinical and clinical trials may be deemed unreliable and the FDA, EMA or any comparable foreign regulatory agency may require us to perform additional nonclinical and clinical trials before approving our marketing applications. The FDA has been reforming its clinical trial inspections process and procedures in ways that could result in more frequent and/or more rigorous inspections of CROs. We cannot assure you that upon inspection by a given regulatory authority, such regulatory authority will determine that all of our clinical trials comply with cGCP regulations. In addition, our clinical trials must be conducted with products produced under cGMP regulations. Our failure to comply with these regulations may require us to repeat clinical trials, which would delay the regulatory approval process.

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

Except for remedies available to us under our agreements with our CROs, we cannot control whether or not they devote sufficient time and resources to our ongoing nonclinical and clinical programs. If our CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our protocols, regulatory requirements or for other reasons, our clinical trials may be extended, delayed or terminated, and we may not be able to obtain regulatory approval for or successfully commercialize our product candidates. Our CROs may also generate higher costs than anticipated. As a result, our results of operations and the commercial prospects for our product candidates would be harmed, our costs could increase, and our ability to generate revenue could be delayed.

If any of our relationships with these third-party CROs are terminated, we may not be able to enter into arrangements with alternative CROs or to do so on commercially reasonable terms. If we are able to replace a CRO, switching or adding additional CROs involves additional cost and requires management time and focus and there is a natural transition period when a new CRO commences work. As a result, delays could occur, which could hurt our ability to meet our desired clinical development timelines. Though we carefully manage our relationships with our CROs, there can be no assurance that we will not encounter similar challenges or delays in the future.

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

The regulatory authorities also may, at any time before or following approval of a product for sale, inspect the manufacturing facilities of our collaborators and third-party contractors. If any such inspection or audit identifies a failure to comply with applicable regulations or if a violation of our product specifications or applicable regulations occurs independent of such an inspection or audit, approval may be delayed or denied, and we or the relevant regulatory authority may require remedial measures that may be costly and/or time consuming for us or a third party to implement, and that may include the temporary or permanent suspension of a clinical trial or commercial sales or the temporary or permanent closure of a facility.

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

These factors could cause us to incur higher costs and could cause the delay or termination of clinical trials, regulatory submissions, required approvals or commercialization of our product candidates. Furthermore, if our suppliers fail to meet contractual requirements and we are unable to secure one or more replacement suppliers capable of production at a substantially equivalent cost, our clinical trials may be delayed, or we could lose potential revenue.

Our Reliance On Third-parties Requires Us To Share Our Trade Secrets And Other Proprietary Confidential Information, Which Increases The Possibility That A Competitor Will Discover Them Or That Our Trade Secrets Will Be Misappropriated Or Disclosed.

Because we rely on third parties to develop and manufacture our product candidates, we must, at times, share trade secrets and other proprietary confidential information with them. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, collaborative research agreements, consulting agreements or other similar agreements with our collaborators, advisors, employees, and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, such as trade secrets. Despite the contractual provisions employed when working with third-parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure of our proprietary confidential information could impair our competitive position and may harm our business.

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

The “composition of matter” patent covering iclaprim expired on December 2, 2016. Iclaprim has been designated as a Qualified Infectious Disease Product (“QIDP”) by the FDA.  This designation qualifies iclaprim for five years of marketing exclusivity to be added to the five years of exclusivity already provided by the Food, Drug, and Cosmetic Act for a New Chemical Entity.  This therefore will provide 10 years of market exclusivity from the date of approval.  As part of this QIDP designation, FDA’s review of our drug application, when submitted, will also be expedited. In addition, we have filed additional patents around the new formulation of iclaprim. We have filed and will continue to file patent applications in the United States and abroad related to our novel and inventive technologies and products that are important to our business. This process is expensive and time consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost, in a timely manner or in all jurisdictions. It is also possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, in some circumstances, we may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain any issued patents, covering technology that we license from third-parties. Therefore, any issued patents and our patent applications may not be prosecuted and enforced in a manner consistent with the best interests of our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles are evolving or remain unsolved. Any patent applications that we own, or in-license, may fail to result in issued patents with claims that cover our product candidates in the United States or in foreign countries. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions remain confidential for a period of time after filing, and some remain so until issued. Therefore, we cannot be certain that we were the first to file any patent application related to our product candidates, or whether we were the first to make the inventions claimed in our owned patents or pending patent applications, nor can we know whether those from whom we license patents were the first to make the inventions claimed or were the first to file. As a result, the issuance, scope, validity, enforceability and commercial value of any patent rights we obtain are highly uncertain. There is no assurance that all potentially relevant prior art relating to any patents we obtain and any pending patent applications have been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application, or affect the scope of any claims issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our product candidates, third-parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, found unenforceable or invalidated, which could allow third-parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Furthermore, even if they are unchallenged, any patents we obtain and any pending patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates, prevent others from designing around our claims or provide us with a competitive advantage. Any of these outcomes could impair our ability to prevent competition from third-parties.

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

Third-parties may assert that we are employing their proprietary technology without authorization. There may be third party patents or patent applications with claims to compositions, formulations, methods of manufacture or methods of treatment related to the use or manufacture of our product candidates. We cannot be sure that we know of each and every patent and pending application in the United States and abroad that is relevant or necessary to the commercialization of our product candidates. Because patent applications can take many years to publish or issue, there may be currently pending patent applications that may later result in issued patents upon which our product candidates may infringe. In addition, third-parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of any of our product candidates, any compositions formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize such a product candidate unless we obtained a license under the applicable patents, or until such patents expire or are finally determined to be invalid or unenforceable. Similarly, if any third-party patents were held by a court of competent jurisdiction to cover aspects of our compositions, formulations, or methods of treatment, prevention, manufacture or use, the holders of any such patents may be able to block our ability to develop and commercialize the applicable product candidate unless we obtained a license or until such patent expires or is finally determined to be invalid or unenforceable. In either case, such a license may not be available on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors access to the same technologies licensed to us.

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

We believe that approval of iclaprim for marketing in the United States and the EU would be the first regulatory approval of this drug substance in either jurisdiction. As such, iclaprim should be entitled to five years of regulatory exclusivity in the United States as a New Chemical Entity, beginning from the date of marketing approval (“NCE Exclusivity”). Iclaprim also received QIDP designation from the FDA for both ABSSSI and HABP in July 2015, pursuant to the Generating Antibiotic Incentives Now Act (“GAIN Act”) enacted under Title VIII of the FDA Safety and Innovation Act (“FDASIA”) in 2012. The QIDP designation grants iclaprim, if approved for one of the QIDP-designated indications, an additional five years of market exclusivity added sequentially to the NCE Exclusivity, or any applicable 3-year exclusivity period, for a total of up to 10 years exclusivity from the date of marketing approval, and also makes iclaprim’s NDA eligible to receive Fast Track designation and Priority Review. The FDA could disagree with our characterization of iclaprim as being entitled to NCE Exclusivity, rescind the QIDP designation, or third-parties could successfully challenge the iclaprim NCE Exclusivity or QIDP determinations, which could shorten or eliminate the relevant exclusivity periods and subject iclaprim to an earlier generic competition. Such generic competition would likely cause sales of iclaprim to decline rapidly and materially, and if so we may have to write off a portion or all of the intangible assets associated with the affected product and our ability to generate revenue could be compromised.

We may not be successful in securing or maintaining proprietary patent protection for products and technologies we develop or license. Moreover, in late 2016 the FDA amended its regulations governing the listing of patents and patent Use Codes in the Orange Book in ways that have not yet been fully interpreted by the agency or the courts. These new regulations contain more stringent requirements for Use Code listings, penalties for “untimely” listing of patent information, and also introduced a new process whereby generic competitors or others may challenge the appropriateness of patent information including Use Codes submitted by NDA sponsors. If any patents that are granted and listed in the Orange Book are successfully challenged by way of the regulatory process or by way of a Paragraph IV certification and subsequent litigation, the affected product could immediately face generic competition and its sales would likely decline rapidly and materially. Should sales decline, we may have to write off a portion or all of the intangible assets associated with the affected product and our ability to generate revenue could be compromised.

Although We Are Not Currently Involved In Any Litigation, We May Be Involved In Lawsuits To Protect Or Enforce Our Patents Or The Patents Of Our Licensors, Which Could Be Expensive, Time Consuming And Unsuccessful.

Competitors may infringe upon our patents or the patents of our licensors. Although we are not currently involved in any litigation, if we or one of our licensing partners were to initiate legal proceedings against a third-party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable, or request declaratory judgment that there is no infringement. They could also challenge the patent being enforced against them in an administrative proceeding before the USPTO, European Patent Office or other relevant national or regional government body. In patent litigation in the United States, defendant counterclaims alleging invalidity, noninfringement and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of written description. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld material relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. An infringement litigation defendant may also instigate an Inter Partes Review of the patent at issue before the USPTO, concurrent with the infringement suit. The Inter Partes Review could result in a stay of the infringement litigation, which could significantly extend the cost and time to resolve the matter, and could also result in the USPTO declaring some or all of the patent claims to be invalid. Such an invalidity ruling by the USPTO could materially compromise our ability to enforce some or all of the patent claims against a competitor in a timely manner.

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

Failure To Secure Or Maintain Adequate Protection For Our Trademarks Could Adversely Affect Our Business.

We have filed a United States, Canadian and International (Madrid Protocol) trademark application designating Australia, China, European Community, India, Israel, Japan, Mexico and Turkey for the marks, “Motif Bio” and “Motif BioSciences”.  A proposed product name for iclaprim was submitted to the FDA in April 2017. If the United States or any foreign trademark offices raise any objections, we may be unable to overcome such objections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third-parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. If opposition or cancellation proceedings are filed against our trademarks, our trademarks may not survive such proceedings.

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

If regulatory approval is obtained for any of our product candidates, the product will remain subject to continual regulatory oversight. Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA, the EMA or any comparable foreign regulatory authority approves any of our product candidates, we will be subject to ongoing regulatory obligations and oversight by regulatory authorities, including with respect to the manufacturing processes, labeling, packing, distribution, adverse event reporting, storage, advertising and marketing restrictions, and recordkeeping and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize such products. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and cGCPs for any clinical trials that we conduct post-regulatory approval.

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

Our facilities are also subject to other health laws and regulations, at the federal, state and local government levels. These laws and regulations require compliance with various licensing, certification and other requirements, including those relating to the qualifications of personnel, laboratory certification, the adequacy of care in clinical trials, required governance structures, facility licensure or certification, environmental protection, and maintenance and protection of records.  We may be subject to regulatory fines, penalties or other sanctions if our operations or facilities are found to not comply with applicable laws and regulations. Further, these laws and regulations are subject to change. New regulations could be adopted, which could force us to change our operational approach or lead to a finding by regulators that our facilities do not meet legal requirements.  We believe that we currently operate our facilities in material compliance with all applicable licensing laws and regulations, but there is a risk that one or more government agencies could take a contrary position. Such occurrences, regardless of their outcome, could impact our ability to operate.

We are also subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. Some of these laws require us to obtain licenses or permits to conduct our operations. We have policies and procedures in place to ensure compliance with these laws and to minimize the risk of occupational exposure to hazardous materials. We do not expect the operations of our products to produce significant quantities of hazardous or toxic waste or radiation that would require the use of extraordinary disposal practices. Although the costs to comply with these applicable laws and regulations have not been material, we cannot predict the impact on our business of new or amended laws or regulations or any changes in the way existing and future laws and regulations are interpreted or enforced, nor can we ensure we will be able to obtain or maintain any required licenses or permits.

Enacted And Future Legislation, as Well as Regulatory Policy Changes, May Increase The Difficulty And Cost For Us To Obtain Regulatory Approval Of And Commercialize Our Product Candidates, And May Affect The Prices We May Set.

In the United States and the EU, there have been a number of legislative, regulatory and proposed changes regarding the healthcare system. These changes could prevent or delay regulatory approval of our product candidates, restrict or regulate post-approval activities, provide advantages to subsequent competitors, expedite the entry of competing generic versions of our products and affect our ability to sell profitably any products for which we obtain regulatory approval and begin to commercialize.

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

Moreover, since January 2017, Congress and the Trump Administration have been engaged in various efforts to repeal or materially modify various aspects of PPACA; the results and effects of such ongoing efforts remain to be seen but could affect our business operations and prospects in unknown ways. It is unclear how PPACA and other laws ultimately will be implemented.  Some of the provisions of PPACA have yet to be fully implemented, while certain provisions have been subject to judicial and Congressional challenges. Thus, while the full impact of PPACA, or any law replacing elements of it, on our business remains unclear, if we ever obtain regulatory approval and commercialization of one or more of our product candidates, these laws may result in reductions in healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Similarly, an inability of Congress to enact timely budgeting and appropriations legislation may result in interruptions of governmental funding, of undetermined duration, which could impact reimbursement under federal health programs. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates may be.

In the EU, proposed new clinical trial regulations will centralize clinical trial approval, which eliminates redundancy, but in some cases, this may extend timelines for clinical trial approvals due to potentially longer wait times. In the U.S., regulatory changes to the rules governing clinical trial research, including the informed consent requirements, are now being implemented. Proposals to require specific consents for use of data in research, among other measures, may increase the costs and timelines for our product development efforts. Austerity measures in certain European nations may also affect the prices we are able to seek if our products are approved, as discussed below.

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

In the United States, significant political pressure has been placed on the cost of drug products and both Congress and regulatory agencies have been evaluating and implementing measures designed to lower drug prices and expedite the entry of generic competition.  The ultimate impact of such efforts remains to be seen but could materially adversely affect the business prospects of the company and our drug product candidates.

Our Relationships With Customers, Consultants And Payors Will Be Subject To Applicable Fraud And Abuse, Privacy And Security, Transparency And Other Healthcare Laws And Regulations, Which, If Violated, Could Expose Us To Criminal Sanctions, Civil Penalties, Exclusion From Government Healthcare Programs, Contractual Damages, Reputational Harm And Diminished Profits And Future Earnings.

Healthcare providers, suppliers, physicians, non-physician practitioners and other allied healthcare professionals, and others play a primary role in the recommendation and prescription of any products for which we may in the future obtain regulatory approval and commercialize. Our current and future arrangements with third party payors, consultants, customers, physicians, non-physician practitioners and other allied healthcare professionals, and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including, but not limited to, federal and state laws and regulations in the United States, that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain regulatory approval. Potentially applicable healthcare laws and regulations include, but are not limited to, the following:

•                  Provisions in Title XI of the Social Security Act, commonly referred to as the “Anti-Kickback Statute,” 42 U.S.C. § 1320a-7b(b), prohibit the knowing and willful offer, payment, solicitation or receipt of remuneration, directly or indirectly, in return for the referral of patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered, in whole or in part, by a federal healthcare program such as Medicare or Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value such as gifts, discounts, rebates, waiver of payments, the opportunity to generate business or providing anything at more or less than its fair market value, as applicable. Many states have adopted similar prohibitions against kickbacks and other practices that are intended to influence the purchase, lease or ordering of healthcare items and services reimbursed by a governmental health program or state Medicaid. Some of these state prohibitions apply to remuneration for referrals of healthcare items or services reimbursed by any payor, including private payors. Both parties to a prohibited arrangement are equally liable. Thus, even where the business did not currently accept Medicare, Medicaid Tricare, or other forms of federally funded reimbursement such as grants, we could still be subject to the Anti-Kickback Statute (and applicable state anti-kickback laws) to the extent we have referral or financial relationships with other parties that do participate in those programs. The Anti-Kickback Statute is a federal second degree felony punishable by up to five years’ imprisonment, and claims filed in violation of its provisions may result in civil monetary penalty statute or additional liability under the false claims act and exclusion statutes.

•                  The federal government is authorized to impose criminal, civil and administrative penalties on any person or entity that files a false claim for payment from the Medicare or Medicaid programs. False claims filed with private insurers can also lead to criminal and civil penalties under state law as well as treble damages for any overpayments or prohibited payments from federal programs. While the criminal statutes are generally reserved for instances of fraudulent intent, the government applies criminal, civil and administrative penalty statutes to a range of circumstances. Under the “qui tam” provisions of the Federal False Claims Act, 31 U.S.C. §§ 3729-2722, private parties (“relators” or “whistleblowers”) may bring actions against providers on behalf of the federal government. Such private parties are entitled to share in any amounts recovered by the government through trial or settlement. Qui tam cases are sealed by the court at the time of filing. The only parties privy to the information contained in the complaint are the relator, the federal government and the presiding court. In recent years, the number of suits brought by private individuals has increased dramatically. Both direct enforcement activity by the government and whistleblower lawsuits under the Federal False Claims Act have increased significantly in recent years and have increased the risk of healthcare companies like us having to defend a false claims action, repay claims paid by the government, pay fines or be excluded from the Medicare and Medicaid programs. In addition, under the PPACA, providers must report and refund the overpayments before the later of 60 days after the overpayment was identified or the date any corresponding cost report is due, if applicable. Any overpayment that is retained after this deadline is considered an obligation subject to an action under the Federal False Claims Act. A number of states have enacted false claims acts that are applicable to claims submitted to state Medicaid programs and are similar to the Federal False Claims Act. Section 6031 of the Deficit Reduction Act of 2005 as amended, or DRA, amended federal law to encourage these types of state laws, along with a corresponding increase in state initiated false claims enforcement efforts. Currently, most states and the District of Columbia have some form of state false claims act. The OIG has reviewed various state false claims acts and on numerous occasions has determined that some state false claims acts satisfy the DRA standards. Several states were given a grace period to amend their false claims acts to come into compliance with recent amendments to the Federal False Claims Act. We anticipate this figure will continue to increase.

•                  The Civil Monetary Penalty statute, 42 U.S.C. § 1320a-7a, imposes significant monetary penalties that may be assessed against each instance of certain violations, including the presentment of a false claim, the provision of anything of value to a beneficiary that is likely to induce that individual to order or receive a particular item or service, contracting with an individual or entity that has been excluded from federal program participation, or failure to return an identified overpayment.  Each day of a continued violation constitutes a separate instance for which another penalty may be assessed.  The Civil Monetary Penalty statute authorizes penalties for violations of the Anti-Kickback Statute and False Claims Act, so that the penalties are cumulative with treble damages, fines, and other liability.

•                  The Exclusion statute, 42 U.S.C. § 1320a-7, requires the exclusion of entities and individuals who have been convicted of federal-program related crimes or health care felony fraud or controlled substance charges.  Among other things, it permits the exclusion of those that have been convicted of any form of fraud, the anti-kickback statute, for obstructing an investigation or audit, misdemeanor controlled substance charges, and those whose health care license has been revoked or suspended.  If the Company were to be excluded, its candidate products would be ineligible for reimbursement from any federal programs, including Medicare and Medicaid, and no other entity participating in those programs would be permitted to enter into contracts with the Company.  In order to preserve access to beneficial drugs, the government may elect to exclude officers and key employees of manufacturers, rather than excluding the organization.  Such enforcement actions would prohibit the Company from engaging those individuals, which could adversely affect operations, and could result in significant reputational harm.

•                  The Privacy Rule or the Security Rule of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, impose various obligations with respect to safeguarding the privacy, security and transmission of individually identifiable health information, and may implicate certain aspects of our business relationships.  HITECH significantly expanded the scope of the privacy and security requirements under HIPAA and increased penalties for violations. Currently, violations of the HIPAA privacy, security and breach notification standards may result in civil penalties ranging from $100 to $50,000 per violation, subject to a cap of $1.5 million in the aggregate for violations of the same standard in a single calendar year. The amount of penalty that may be assessed depends, in part, upon the culpability of the applicable covered entity or business associate in committing the violation. Some penalties for certain violations that were not due to “willful neglect” may be waived by the Secretary of HHS in whole or in part, to the extent that the payment of the penalty would be excessive relative to the violation. HITECH also authorized state attorney generals to file suit on behalf of residents of their states. Applicable courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. HITECH also mandates that the Secretary of HHS conduct periodic compliance audits of a cross-section of HIPAA covered entities and business associates. Every covered entity and business associate is subject to being audited, regardless of the entity’s compliance record.   States may impose more protective privacy restrictions in laws related to health information and may afford individuals a private right of action with respect to the violation of such laws. Both state and federal laws are subject to modification or enhancement of privacy protection at any time.

•                  The criminal healthcare fraud provisions of 18 U.S.C. §§ 1347, 1349 , impose criminal liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program, including private third-party payors, or to obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of, or payment for, healthcare benefits, items or services or for attempting or conspiring to do the same.

•                  The federal Physician Payments Sunshine Act under PPACA and its implementing regulations, requires certain manufacturers of drugs, devices, biologics and medical supplies to annually report to the Centers for Medicare & Medicaid Services information related to payments and other transfers of value made by such manufacturers to physicians and teaching hospitals, and ownership and investment interests held by physicians or their immediate family members.

•                  Analogous laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements, research, distribution and claims involving healthcare items or services reimbursed by state governmental and non-governmental third-party payors, including private insurers. State laws may require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, and states may require manufacturers to report information related to payments to physicians and other healthcare providers or marketing expenditures and other restrictions on drug manufacturer marketing practices.

•                  Sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, kickbacks, self-dealing and other abusive practices.  These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs, patient assistance programs, and other business arrangements.  Medicare Advantage and Medicaid managed care plan regulations prohibit certain forms of marketing to enrollees that are designed to discriminate against beneficiaries on the basis of their health conditions or history.  These regulations may require modifications to marketing materials, and coordination with health plan or governmental regulators.

•                  We may have relationships with physicians or their immediate family members, including employment or independent contracting agreements for medical directorships or other professional services; joint ventures;  royalties; compensation for seminar presentations or other educational services; payment of tuition, travel, and meal expenses for seminars to promote our candidate products; provision of recruiting arrangements with individual physicians and/or physician groups; loans to physicians; space or equipment leases; and various forms of physician practice support or assistance.  These and other financial relationships with physicians may create financial and legal compliance risks under federal and state anti-kickback statutes, the federal Stark Law, 42 U.S.C. § 1395nn, and other state referral prohibitions as well as other legal and regulatory risks.   The government has recently increased its enforcement efforts based on financial relationships with physicians, resulting in several significant and widely-publicized settlements.  These investigations could have a material adverse financial impact on our operations and result in reputational harm.

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

Efforts to ensure that our business arrangements with third-parties will comply with applicable healthcare laws and regulations will involve substantial costs in order to comply with the Federal Sentencing Guidelines and comments as well as other federal guidance and memoranda describing the requirements of an effective compliance program. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations, agency guidance or case law involving applicable healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to, without limitation, significant civil, criminal and administrative penalties, damages, fines, exclusion from U.S. government funded healthcare programs, such as Medicare and Medicaid, imprisonment, disgorgement, enhanced government reporting and oversight, contractual damages, reputational harm, diminished profits and future earnings and/or the curtailment or restructuring of our operations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses, result in reputational harm, or divert our management’s attention from the operations of our business. If any of the physicians or other providers or entities with whom we expect to do business are found to be not in compliance with applicable laws, they may be subject to similar penalties, including, without limitation, criminal, civil or administrative sanctions, including exclusions from government-funded healthcare programs.

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

Our ADSs were sold in an initial offering on the NASDAQ Capital Market in November of 2016 at an offering price of $6.98 per ADS and ADS Warrant combination. During the period beginning on November 23, 2016 and ending on March 1, 2018, the price per ADS has ranged from as low as $5.25 to as high as $13.75 and the price per ADS Warrant ranged from as low as $0.89 to as high as $9.94.  During the same period, our ordinary share prices have ranged from as low as £0.22 to as high as £0.52.  The market price of our securities may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

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

•                  the impact on the financial markets or otherwise of the expected withdrawal of the United Kingdom from the European Union; and

•                  general economic and market conditions and overall fluctuations in the United States equity markets.

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

Future sales of a substantial number of the ADSs, the ADS Warrants or our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of the ADSs, the ADS Warrants and/or our ordinary shares. As of December 31, 2017, we had 263,519,128 ordinary shares outstanding, including 25,589,020 ordinary shares represented by ADSs.

If Securities Or Industry Analysts Do Not Publish Research, Or Publish Inaccurate Or Unfavorable Research, About Our Business, The Market Price and Trading Volume Of The ADSs, The ADS Warrants And/Or Our Ordinary Shares Could Decline.

The trading market for the ADSs, the ADS Warrants and our ordinary shares will depend in part on the research and reports that securities or industry analysts publish about us or our business. If no or too few securities or industry analysts maintain coverage of our company, the trading price for the ADSs, the ADS Warrants and our ordinary shares would likely be negatively affected. If one or more of the analysts who cover us downgrade the ADSs, the ADS Warrants and/or our ordinary shares or publish inaccurate or unfavorable research about our business, the price of the ADSs, the ADS Warrants and/or our ordinary shares would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for the ADSs, the ADS Warrants and/or our ordinary shares could decrease, which might cause the price of the ADSs, the ADS Warrants and/or our ordinary shares and trading volume to decline.

We Incur Significant Costs As A Result Of Being A Public Company In The United States And The United Kingdom, And Our Management Is Required To Devote Substantial Time To Compliance Initiatives As Well As To Compliance With Ongoing U.S. and U.K. Reporting Requirements.

As a publicly traded company in the United States and United Kingdom, we incur significant accounting, legal and other expenses. We also incur costs associated with corporate governance requirements of the SEC, the NASDAQ Capital Market, Section 404 and other provisions of the Sarbanes-Oxley Act, as well as provisions of English law, including the Companies Act. These rules and regulations increase our legal and financial compliance costs, including costs such as investor relations, stock exchange listing fees and shareholder reporting, and make some activities more time consuming and costly. The implementation and testing of such processes and systems may require us to hire outside consultants and incur other significant costs. Changing laws, regulations and standards, in the United States or the United Kingdom, relating to corporate governance and public disclosure and other matters, may be implemented in the future, which may increase our legal and financial compliance costs, make some activities more time consuming and divert management’s time and attention to compliance activities. These laws, rules and regulations could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, if any, or as executive officers.

Certain Shareholders Have The Ability To Exert Significant Influence With Respect To Corporate Activities And Their Interests May Not Coincide With Yours.

As of March 1, 2018, the Amphion Group and Invesco Asset Management Limited beneficially own approximately 14.07% and 27.77% of our outstanding ordinary shares, respectively.  As a result, they may be able to strongly influence the outcome of certain matters requiring shareholder approval, including mergers and other transactions. Their interests may not always coincide with your interests or the interests of our other shareholders. The concentrated holdings of our ordinary shares may prevent or discourage unsolicited acquisition proposals or offers that you may feel are in your best interests as one of our shareholders. Moreover, this concentration of share ownership may also adversely affect the trading price of our ordinary shares and ADSs if investors perceive a disadvantage in owning shares of a company with a significant shareholder.

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

We Have Never Paid Cash Dividends, Do Not Expect To Pay Dividends In The Foreseeable Future And Our Ability To Pay Dividends, Or Repurchase Or Redeem The ADSs And Ordinary Shares, Is Limited By Law and Restricted By Our Covenants And/Or Terms Under the Hercules Loan Agreement.

We have not paid any dividends since our inception and do not anticipate paying any dividends on the ADSs and ordinary shares in the foreseeable future. Even if future operations lead to significant levels of distributable profits, we currently intend that any earnings will be reinvested in our business and that dividends will not be paid until we have an established revenue stream to support continuing dividends. Any proposal to pay future dividends to shareholders will be at the discretion of our board of directors after taking into account various factors our board of directors deems relevant, including, but not limited to, our business prospects, capital requirements, financial performance and new product development. Our ability to pay dividends is also restricted by the terms of the Hercules Loan Agreement.  See “—The terms of our credit facility place restrictions on our operating and financial flexibility.”

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

ADS Holders Are Not Shareholders And Do Not Have Shareholder Rights.

The Bank of New York Mellon, as depositary, has registered and delivered the ADSs on our behalf. Each ADS represents a specific number of underlying ordinary shares. The ADS holders are not treated as shareholders and do not have the rights of shareholders. The depositary is the holder of the shares underlying the ADSs. Holders of the ADSs have ADS holder rights. A deposit agreement among us, the depositary and the ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. Our shareholders have shareholder rights prescribed by English law. English law governs such shareholder rights. The ADS holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. The ADS holders may instruct the depositary to vote the ordinary shares underlying their ADSs. The ADS holders are not entitled to attend and vote at a general meeting unless they withdraw the ordinary shares from the depository. However, the ADS holders may not know about the meeting far enough in advance to withdraw the ordinary shares. If we ask for the ADS holders’ instructions, the depositary will notify the ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as is practical, subject to the provisions of the deposit agreement, to vote the shares as the ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADS holders. We cannot assure the ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares.

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

You May Be Unable To Recover Any of Your Investment in the ADS Warrants.

The value of the ADS Warrants depends on the value of the ADSs or the Ordinary Shares, as applicable, which will depend on factors related and unrelated to the success of our commercialization and product development activities, and cannot be predicted at this time. The ADS Warrants have an exercise period of five years from the date of issue.

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

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an “emerging growth company,” we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404, exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an “emerging growth company” for up to five fiscal years after we completed our initial offering in the United States, although circumstances could cause us to lose that status earlier, including if the market value of our ordinary shares (including those represented by ADSs) held by non-affiliates exceeds $700 million as of any June 30 before that time, in which case we would no longer be an “emerging growth company” as of the following December 31, our fiscal year end. We cannot predict if investors will find the ADSs or ADS Warrants less attractive because we may rely on these exemptions. If some investors find the ADSs or ADS Warrants less attractive as a result, there may be a less active trading market for the ADSs or ADS Warrants and the price of the ADSs or ADS Warrants may be more volatile.

We Believe That We Are Treated As A U.S. Domestic Corporation For U.S. Federal Income Tax Purposes.

As discussed more fully under “Item 10.E. Material U.S. Federal Income Tax Considerations,” we believe that, pursuant to Section 7874 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), even though we are organized as a U.K. public limited company, the Company is treated as a U.S. domestic corporation for all purposes of the Code. The Company is therefore subject to tax as if it were a U.S. domestic corporation for U.S. federal income tax purposes. As a result, the Company is subject to U.S. federal income tax on substantially all its income.

In addition, if the Company pays dividends to a Non-U.S. Holder, as defined in the discussion under the heading “Item 10.E. Material U.S. Federal Income Tax Considerations,” it will be required to withhold U.S. income tax at the rate of 21%, or such lower rate as may be provided in an applicable income tax treaty. Each investor should consult its own tax adviser regarding the U.S. federal income tax position of the Company and the tax consequences of holding the ADSs, ADS Warrants or ordinary shares.

The Effect Of Comprehensive U.S. Tax Reform Legislation On The Company, Whether Adverse Or Favorable, Is Uncertain.

On December 22, 2017, President Trump signed into law H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018” (informally titled the “Tax Cuts and Jobs Act”). Among a number of significant changes to the U.S. federal income tax rules, the Tax Cuts and Jobs Act reduces the marginal U.S. corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a more territorial tax system, and imposes new taxes to combat erosion of the U.S. federal income tax base. The effect of the Tax Cuts and Jobs Act on the Company and its affiliates, whether adverse or favorable, is uncertain, and may not become evident for some period of time. You are urged to consult your tax adviser regarding the implications of the Tax Cuts and Jobs Act of holding the ADSs, ADS Warrants or ordinary shares.

Item 4.   Information on the Company.

A.    History And Development Of The Company

Motif Bio Limited was incorporated in England and Wales on November 20, 2014 with company registration number 09320890. On April 1, 2015, Motif Bio Limited was re-registered as a public company limited by shares and changed its name to Motif Bio plc. The Company’s registered office is at: 201 Temple Chambers, 3-7 Temple Avenue, London EC4Y 0DT, U.K. The Company’s telephone number at its registered office is 44 (0) 20 7583 8304. The Company’s country of domicile is the United Kingdom and the Company is subject to English law.

Motif BioSciences Inc. was incorporated in the State of Delaware on December 2, 2003. The registered agent for Motif Biosciences Inc. in the United States is Corporate Services Company, with an address at 251 Little Falls Drive, Wilmington, Delaware, 19808. On April 1, 2015, Motif BioSciences Inc. became a wholly-owned subsidiary of the Company by way of a group reorganization by plan of merger. Therefore, Motif BioSciences Inc. is considered to be the predecessor of the Company prior to the reorganization. The principal place of business is 125 Park Avenue, 25th Floor, New York, NY, 10017, United States of America.  The phone number for such principal place of business is (609) 608-0032.

The Company is a clinical stage biopharmaceutical company which specializes in developing novel antibiotics designed to be effective against serious and life-threatening infections caused by multi-drug resistant bacteria. Originally founded as a population genetics company, since 2009 we have focused on drug discovery and development. On April 1, 2015, Motif BioSciences Inc. acquired the assets owned by Nuprim related to iclaprim through its merger with Nuprim.

In connection with the completion of our initial public offering on AIM on April 2, 2015, we completed a corporate reorganization and reclassification of our shares whereby:

•      on February 18, 2015, Motif Bio plc incorporated a Delaware subsidiary, Motif Acquisition Sub, Inc.

•      on March 27, 2015, Motif BioSciences Inc., Motif Bio plc, and Motif Acquisition Sub, Inc. entered into a merger agreement where, just prior to the Company’s admission to AIM, Motif Acquisition Sub, Inc. would merge with and into Motif BioSciences Inc. and Motif BioSciences Inc. would continue as the surviving entity and become a wholly owned subsidiary of Motif Bio plc. On April 1, 2015, the merger transaction was completed. Prior to the merger Motif BioSciences Inc. completed a reverse stock split to increase the share price of Motif BioSciences Inc. so that it was closer to the Motif Bio plc admission price. The former Motif BioSciences Inc. stockholders were issued 36,726,242 ordinary shares in Motif Bio plc in a share-for-share exchange for their common stock in Motif BioSciences Inc., so that the former Motif BioSciences Inc. stockholders owned an equivalent number of ordinary shares in Motif Bio plc as the number of shares of common stock that they had previously owned in Motif BioSciences Inc. All outstanding, unexercised, and vested stock options to purchase shares of common stock in Motif BioSciences Inc. were converted into options to purchase ordinary shares in Motif Bio plc.

In connection with and subsequent to the completion of our initial offering on NASDAQ on November 23, 2016, we completed the following financing activities:

•      On November 23, 2016, we issued 22,863,428 ordinary shares together with 11,431,714 warrants over ordinary shares at a price of £0.28 per share/warrant combination. In addition, we issued 2,438,491 American Depositary Shares (“ADS”) and 1,219,246 warrants over ADS at a price of $6.98 per ADS/Warrant combination in an underwritten U.S. offering.

•      On June 23, 2017, we raised $23.7 million of net proceeds, after deducting $1.7 million of issuance costs, from a placement in the United Kingdom of 66,666,667 new ordinary shares at £0.30 per share.

•      On November 14, 2017, we entered into a loan and security agreement with Hercules for a term loan of up to $20 million. As of December 31, 2017, we had $15 million in outstanding borrowings under the Hercules Loan Agreement.

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

B.            Business Overview

We are a clinical stage biopharmaceutical company engaged in the research, development and commercialization of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalized patients caused by multi-drug resistant bacteria. The discovery of new antibiotics has not kept pace with the increasing incidence of resistant, difficult-to-treat bacteria. One of the biggest threats of antibiotic resistance is from methicillin resistant Staphylococcus aureus (“MRSA”), a leading cause of hospital-acquired infections and a growing cause of infections in healthy people in the general community. In 2013, the Centers for Disease Control and Prevention (“CDC”) reported that at least two million people became infected with antibiotic-resistant bacteria and at least 23,000 Americans died as a direct result of these infections. Our lead product candidate, iclaprim, is being developed for the treatment of acute bacterial skin and skin structure infections (“ABSSSI”) and hospital-acquired bacterial pneumonia (“HABP”), including ventilator-associated bacterial pneumonia (“VABP”), infections that are often caused by MRSA. Iclaprim is also being developed to treat lung infections caused by Staphylococcus aureus in patients with cystic fibrosis. On October 4, 2017, we announced topline findings from a second global Phase 3 study (REVIVE-2) with an IV formulation of iclaprim, for the treatment of ABSSSI. The pre-specified FDA primary endpoint of non-inferiority of early clinical response (ECR) of iclaprim at the early time point (ETP) was met.

Iclaprim is a novel diaminopyrimidine antibiotic that inhibits an essential bacterial enzyme called “dihydrofolate reductase” (“DHFR”). Diaminopyrimidines are a class of chemical compounds that inhibit different enzymes in the production of tetrahydrofolate, a form of folic acid, which is required for the production of bacterial DNA and RNA. The inhibition of DHFR represents a differentiated and under-utilized mechanism of action compared with other antibiotics. We acquired iclaprim from Nuprim Inc. (“Nuprim”), following the completion of our merger with Nuprim on April 1, 2015. Arpida AG (“Arpida”), one of the previous owners of iclaprim, completed a comprehensive development program for iclaprim, including two Phase 3 trials in complicated skin and skin structure infections (“cSSSI”). Iclaprim is a targeted “Gram-positive” antibiotic that is rapidly bactericidal and highly potent against MRSA and other Gram-positive bacteria in vitro. Vancomycin, a standard of care antibiotic in hospitalized patients with infections caused by Gram-positive bacteria, is associated with nephrotoxicity (i.e., damage to the kidneys caused by exposure to a toxic chemical, toxin or medication), including vancomycin-associated acute kidney injury (VA-AKI). Therapeutic drug monitoring (TDM) and dosage adjustment in patients with renal impairment is required with vancomycin. In contrast to vancomycin, iclaprim is minimally excreted via the kidneys (<2% of the administered dose was recovered in the urine) and neither TDM nor dosage adjustment has been required in clinical studies with iclaprim in more than 1,400 patients and healthy volunteers. No nephrotoxicity was seen with iclaprim in the REVIVE Phase 3 clinical trials. “Gram-positive” or “Gram-negative” refer to how bacteria react to the Gram stain test based on the outer casing of the bacteria, and the bacterial cell wall structure. Each type of bacteria may be associated with different diseases. Iclaprim has also demonstrated a low propensity for resistance development in vitro.

We believe that iclaprim is an attractive potential candidate for use as a first-line empiric monotherapy, the initial therapy administered prior to the identification of the pathogen, in severely ill patients who are hospitalized with ABSSSI and have comorbidities, or also suffer from other health issues, such as renal impairment or diabetes. Renal impairment affects up to an estimated 936,000 of the approximately 3.6 million patients hospitalized with ABSSSI annually in the United States.

Positive topline data from REVIVE-1 and REVIVE-2 were announced on April 18, 2017 and October 4, 2017, respectively. We believe that the successful completion of the REVIVE-1 and REVIVE-2 Phase 3 trials satisfies both FDA and EMA requirements for regulatory submission for an IV formulation of iclaprim for the treatment of ABSSSI. On September 15, 2017, we also announced that the FDA granted Orphan Drug Designation to iclaprim for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis. This designation grants special status to a drug or biologic under development to treat a rare disease or condition and qualifies the sponsor of the product for various development incentives, including tax credits for qualified clinical testing, waiver of user fees and potentially up to seven years of market exclusivity for the given indication, if approved.

REVIVE-1 is a double-blinded, active-controlled, global, multicenter trial, in 598 patients with ABSSSI that compares the safety and efficacy of an 80mg intravenous dose of iclaprim with a 15mg/kg intravenous dose of vancomycin. Treatments were administered every 12 hours for 5 to 14 days. Iclaprim achieved the primary endpoint of non-inferiority (10% margin) compared to vancomycin for early clinical response (ECR) at the early time point (“ETP”), 48 to 72 hours after the start of administration of the study drug, in the intent-to-treat (“ITT”) patient population.

Time point	Endpoint	Iclaprim N=298	Vancomycin N=300	% Difference (95% CI)
ETP	Early Clinical Response (ECR)*	241 (80.9)%	243 (81.0)%	-0.13 (-6.42, 6.17)

*      >20% reduction of lesion area at 48-72 hours

The goal of non-inferiority studies, according to the FDA, “is to show that the difference between the new and active control treatment is small — small enough to allow the known effectiveness of the active control, based on its performance in past studies and the assumed effectiveness of the active control in the current study, to support the conclusion that the new test drug is also effective.”

In an analysis of a pre-specified secondary endpoint, 65.4% of patients receiving iclaprim demonstrated resolution or near resolution at end of therapy (EOT), compared to 62.3% of patients receiving vancomycin (treatment difference: 3.10%, 95% CI: -4.59% to 10.80%). In another pre-specified secondary endpoint analysis, using a modified clinical cure TOC endpoint defined by a >90% reduction in lesion size at TOC, no increase in lesion size since ETP and no requirement for additional antibiotics, clinical cure was seen in 76.2% of patients receiving iclaprim and 80.0% of patients receiving vancomycin (treatment difference: -3.83%, 95% CI: -10.45% to 2.80%). Based on the standard definition of clinical cure (excluding lesion size criteria and no increase in lesion size since ETP) as defined above, 83.2% of patients in the iclaprim group and 87.3% of patients in the vancomycin group achieved clinical cure at TOC. The treatment difference was -4.11%; the lower bound of the 95% CI was -9.78% and the upper bound was 1.56%.

Iclaprim was generally well tolerated in the study, with most adverse events categorized as mild.

	Iclaprim N=293	Vancomycin N=297
TEAEs (Treatment Emergent Adverse Events)	151 (51.5)%	128 (43.1)%
Study drug related TEAEs	57 (19.5)%	53 (17.8)%
TEAEs leading to discontinuation of study drug	8 (2.7)%	13 (4.4)%
TEAE-related SAEs (Serious AEs)	9 (3.1)%	14 (4.7)%
Deaths	0 (0.0)%	2 (0.7)%

REVIVE-2 is also a double-blinded, active-controlled, global, multicenter trial, in 600 patients with ABSSSI that compared iclaprim to vancomycin with an identical study design to REVIVE-1, but conducted at different clinical sites. Iclaprim achieved the primary endpoint of non-inferiority (10% margin) compared to vancomycin of ECR at the ETP, 48 to 72 hours after the start of administration of the study drug, in the intent-to-treat (ITT) patient population.

Time point	Endpoint	Iclaprim N=295	Vancomycin N=305	% Difference (95% CI)
ETP	Early Clinical Response (ECR)*	231 (78.3%)	234 (76.7%)	1.58 (-5.10, 8.26)

*      >20% reduction of lesion area at 48-72 hours

In an analysis of a pre-specified secondary endpoint, 54.6% of patients receiving iclaprim demonstrated resolution or near resolution at end of therapy (EOT), compared to 55.1% of patients receiving vancomycin (treatment difference: -0.51%, 95% CI: -8.47% to 7.46%). In another pre-specified secondary endpoint analysis, using a modified clinical cure TOC endpoint defined by a >90% reduction in lesion size at TOC, no increase in lesion size since ETP and no requirement for additional antibiotics, clinical cure was seen in 71.5% of patients receiving iclaprim and 70.5% of patients receiving vancomycin (treatment difference: 1.03%, 95% CI: -6.23% to 8.29%). Based on the standard definition of clinical cure (excluding lesion size criteria and no increase in lesion size since ETP) as defined above, 78.0% of patients in the iclaprim group and 78.0% of patients in the vancomycin group achieved clinical cure at TOC. The treatment difference was -0.08%; the lower bound of the 95% CI was -6.74% and the upper bound was 6.59%.

Iclaprim was well tolerated in this second study as well, with most adverse events categorized as mild.

	Iclaprim N=299	Vancomycin N=302
TEAEs (Treatment Emergent Adverse Events)	140 (46.8%)	133 (44.0%)
Study drug related TEAEs	42 (14.0%)	39 (12.9%)
TEAEs leading to discontinuation of study drug	16 (5.4%)	17 (5.6%)
TEAE-related SAEs (Serious AEs)	16 (5.4%)	14 (4.6)%
Deaths	0 (0.0)%	1 (0.3)%

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

Our INSPIRE (Iclaprim for NoSocomial PneumonIa gRam-positivE pathogens) Phase 3 clinical trial with iclaprim in patients with HABP, including patients with VABP, is planned to start in 2018. This could further expand iclaprim’s addressable market to include another serious unmet medical need. Approximately 1.4 million patients are hospitalized annually in the United States with HABP, including patients with VABP. We believe that iclaprim is well suited for use as a first-line empiric therapy for patients with HABP, including patients with VABP, caused by Gram-positive bacteria, based on data from a Phase 2 clinical trial, which support the efficacy of iclaprim in this patient population. Additionally, in a Phase 1 healthy volunteer trial, concentrations of iclaprim at the site of infection in the lungs were considerably higher than concentrations in serum.

In July 2015, the FDA, designated the IV formulation of iclaprim as a Qualified Infectious Disease Product (QIDP) for ABSSSI and HABP. QIDP status grants iclaprim regulatory Fast Track designation, Priority Review and, if approved, a five-year extension to an applicable statutory market exclusivity period in the United States, which in the case of a New Chemical Entity would result in 10 years of market exclusivity from the date of approval. If approved by the European Medicines Agency, or EMA, we expect that iclaprim will qualify for eight years of data exclusivity and an additional two years of market exclusivity in the EU. If approved by the Pharmaceuticals and Medical Devices Agency (PDMA) in Japan, we expect that iclaprim will qualify for eight years of data exclusivity (which may be extended to ten years for orphan or pediatric indications) and an additional two years of market exclusivity in Japan.

In addition to our clinical programs, we have a preclinical development program underway to identify a formulation of iclaprim suitable for adolescent and pediatric patients. Formulation and other preclinical activities for these programs are underway.

On September 15, 2017, we announced that the FDA granted Orphan Drug Designation to iclaprim for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis.

Our Strategy

Our goal is to help physicians to treat hospitalized patients with serious and life-threatening infections by building a leading, fully integrated biopharmaceutical company dedicated to the development and commercialization of novel antibiotics, designed to be effective against multi-drug resistant bacteria. We are pursuing the following strategies:

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

•      Rapidly advance our lead product candidate, iclaprim, through Phase 3 clinical trials. Our two REVIVE Phase 3 clinical trials are designed to obtain marketing approval for an IV formulation of iclaprim for the treatment of ABSSSI. Positive top-line data from REVIVE-1 and REVIVE-2 were announced on April 18, 2017 and October 4, 2017, respectively. We plan to evaluate iclaprim in our INSPIRE Phase 3 clinical trial of iclaprim in HABP patients, including VABP. Subject to the availability of funding, we expect to initiate dosing of the first patients in our INSPIRE trial in 2018.

•      Commercialize iclaprim in the United States. If approved, we intend to commercialize iclaprim in the United States, either by building sales, marketing and market access teams ourselves, partnering with a contract selling organization or identifying a strategic partner with capabilities in the hospital market. We are seeking proven commercialization partners in other key global markets. We believe that our ability to execute this strategy is enhanced by our focus on the hospital setting and the significant prior commercial experience of key members of our management team and board of directors, who were involved in the launch and/or commercialization of several blockbuster (annual revenues of at least $1 billion) pharmaceutical products prior to joining our company.

•      Expand indications of product candidates within our franchise. We intend to leverage opportunities to develop internal product candidates for additional indications, including potentially an oral DHFRi. We believe that this approach will enable us to maximize our commercial potential by utilizing our existing resources and expertise.

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

Our Product Development Pipeline

The following table summarizes the indications for which we are developing our product candidates and the status of development.

Background

Antibiotic Market And Scientific Overview

Bacteria are broadly classified as Gram-positive or Gram-negative. Gram-positive bacteria possess a single membrane and a thick cell wall and turn dark-blue or violet when subjected to a laboratory staining method known as a Gram stain. Based on our analysis of data from industry sources(1), we estimate that approximately 80% of all ABSSSI cases are caused by Gram-positive bacteria. Gram-positive bacteria can also cause other serious illnesses, including pediatric and adult osteomyelitis, community acquired bacterial pneumonia (CABP) and HABP, including VABP, bacteremia and diabetic foot infections. Among Gram-positive bacteria, MRSA and

(1)  Singer, A. J., & Talan, D. A. (2014). Management of Skin Abscesses in the Era of Methicillin-Resistant Staphylococcus aureus. New England Journal of Medicine, 370(11), 1039-1047. doi:10.1056/nejmra1212788 vancomycin-resistant enterococci (VRE) are often the most problematic in terms of their occurrence and impact on the clinical outcomes of hospitalized patients.

Antibiotics that treat bacterial infections can be classified as broad spectrum or narrow spectrum. Antibiotics that are active against both Gram-positive and Gram-negative bacteria are referred to as broad spectrum. Those that are active against either Gram-positive or Gram-negative bacteria, but not both, are referred to as narrow spectrum. Antibiotics that are active against a select subset of Gram-positive or Gram-negative bacteria can be referred to as “targeted” antibiotics.

Since the introduction of antibiotics in the 1940s, numerous antibiotic classes have been discovered and developed for therapeutic use. The worldwide antibiotic market has been valued at over $40 billion and is expected to grow. Two Gram-positive hospital antibiotics, Cubicin (daptomycin) and Zyvox (linezolid), achieved peak global sales in excess of $1 billion over the 2010 to 2015 time horizon.

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

In addition to resistance issues, current antibiotic therapies also have other limitations, including serious side effects. These side effects may include: drug-drug interactions (DDIs), severe allergic reaction, decreased blood pressure, decreased platelets, pain and inflammation at the site of injection, muscle, renal and other toxicities, optic and peripheral neuropathies. Some of these side effects may be significant enough to require that therapy be discontinued or not used. As a result, some treatments require clinicians to closely monitor drug levels, response to treatment as measured by blood and other parameters, increasing the expense and inconvenience of treatment. Further, many of the existing antibiotics used to treat serious infections are difficult or inconvenient to administer. We believe that there is a need for new antibiotics that have improved potency and pharmacokinetics, effectiveness against resistant bacterial strains and improved side effect profiles.

Currently, the most widely prescribed antibiotic in the United States for treating hospitalized patients with Gram-positive infections suspected to be caused by MRSA, including ABSSSI, is vancomycin, which is available in generic versions. It is estimated that vancomycin had a 74% share of patient days of antibiotic therapy for hospitalized Gram-positive infections due to MRSA for the 3-year period ending 2015. It has been reported that the length of treatment associated with vancomycin for hospitalized skin and soft tissue infections due to MRSA is approximately 13 days, and the length of hospitalization is approximately 19 days (including intensive care unit (“ICU”) days and additional complications)(2).

Renal impairment is a predictor of higher hospital costs and longer length of hospital stay in hospitalized patients with MRSA surgical site infections.

It has been estimated that the cost of treating hospitalized ABSSSI patients due to MRSA with vancomycin in patients with renal impairment can be up to $28,000 per patient (approximately 19% higher than the cost of treating ABSSSI due to MRSA with vancomycin in patients without renal impairment).(2),(3) In patients hospitalized for skin infections, vancomycin-associated acute kidney

(2)  Nisha P. Shah, Prabashni Reddy, Joseph A. Paladino, Peggy S. McKinnon, Michael E. Klepser & Chris L. Pashos (2004) Direct medical costs associated with using vancomycin in methicillin-resistant Staphylococcus aureus infections: an economic model, Current Medical Research and Opinion, 20:6, 779-790

(3)  CID 2003:36 (1 March) Engemann et. al.

injury (VA-AKI) has been estimated to result in  incremental costs to the hospital of up to $17,000 per patient, due to prolonged length of stay in hospital, nephrologist consultations and acute dialysis(4).

We believe there is a need for new Gram-positive antibiotics to be used in the hospital to address:

•      the increase in MRSA infections that are resistant or not clinically responsive to treatment with vancomycin

•      the risk of adverse effects such as nephrotoxicity associated with vancomycin, including VA-AKI, and

•      the health care resources required to administer vancomycin including the requirement for therapeutic monitoring and dose adjustment.

Acute Bacterial Skin And Skin Structure Infections (ABSSSI)

ABSSSI are skin and skin structure infections with a lesion size of at least 75 cm2 (lesion size measured by the area of redness, edema or induration), and includes cellulitis/erysipelas, wound infections and major cutaneous abscesses. In the United States, an estimated 3.6 million patients are hospitalized annually with ABSSSI, and up to 26% of these patients, or approximately 936,000 patients are co-morbid with renal impairment. Common Gram-positive bacteria that may cause ABSSSI include Staphylococcus aureus, including MRSA, and beta-hemnolytic streptococci such as Streptococcus pyogenes.

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

In 2013, the FDA issued guidance that standardized the nomenclature to be used in the evaluation of new antimicrobial treatments for cSSSI, which are now referred to as ABSSSI (major cutaneous abscesses, cellulitis/erysipelas, and wound infections). The rationale for developing this terminology was to provide a consistent means of identifying infections for which a reliable drug treatment effect can be estimated.

Hospital Acquired Bacterial Pneumonia (HABP) And Ventilator Associated Bacterial Pneumonia (VABP)

HABP refers to any pneumonia contracted by a patient in a hospital at least 48 hours after being admitted. VABP is pneumonia that develops 48 hours or longer after mechanical ventilation is given by means of an endotracheal tube or tracheostomy. Symptoms and signs include malaise, fever, chills, rigor, cough, dyspnea, and chest pain, but in ventilated patients, pneumonia usually manifests as worsening oxygenation and increased tracheal secretions. HABP, including VABP, is a serious and life-threatening infection associated with a mortality rate of 20% to 50%, affecting approximately 680,000 patients annually in the United States, which can lead to increased hospital costs by an average of approximately $40,000 per patient. One of the common causative organisms of HABP, including VABP, is Staphylococcus aureus, including MRSA.

Limitations Of Currently Available Treatment Options

When confronted with a new patient suffering from a serious and life-threatening infection, a physician may be required to quickly initiate first-line empiric antibiotic treatment to stabilize the patient prior to definitively diagnosing the particular bacterial infection. Currently available antibiotics for serious and life-threatening infections suffer from significant limitations, including:

•      Safety, Tolerability and Suitability of Use. Many current antibiotics are associated with adverse events, including drug-drug interactions (DDIs), allergic reactions, renal toxicity and high rates of vomiting and nausea. Adverse events are one of the leading reasons why patients stop treatment and fail therapy. Vancomycin, for example, is associated with infusion reactions and can cause kidney damage or renal toxicity, loss of balance, or vestibular toxicity, and loss of hearing, or oto-toxicity, in certain patients. VA-AKI has been reported in approximately 10% of patients hospitalized with ABSSSI and treated with vancomycin. In addition, adjusting the dosage of vancomycin requires frequent therapeutic drug monitoring to ensure safe administration. Linezolid is associated with bone marrow suppression and is contraindicated for use in patients taking monoamine oxidase inhibitors, a class of drugs used as anti-depressants, and should not be used without careful observation in people taking selective serotonin reuptake inhibitors, a class of drugs commonly used as anti-depressants, among other uses.

(4)  Lodise et. al. 2017 Motif Analyst Day Presentation

Linezolid also has a label warning for patients with diabetes since it has been associated with hypoglycemia in patients receiving insulin or oral hypoglycemic agents, such as metformin. Daptomycin has been associated with the development of antibiotic resistance during the course of therapy, a reduction of efficacy in patients with moderate renal insufficiency and a side effect profile that includes muscle damage. Ceftaroline has been associated with increased adverse events in patients with renal impairment and dosage adjustment is required in patients with moderate to severe renal impairment. In vivo potency at the prescribed dose of standard of care antibiotics can be limited by restrictions around the amount of drug delivered stemming from safety concerns surrounding some currently available treatments.

•                  Spectrum of Coverage, Resistance Profile and Potency. Currently available treatments, such as vancomycin, linezolid and daptomycin, are beginning to show signs of bacterial resistance. For example, there have been reports of resistance developing during treatment with daptomycin and concerns about an increasing frequency of strains of Staphylococcus aureus with reduced susceptibility to vancomycin - “vancomycin intermediate” and “vancomycin resistant” strains (VISA and VRSA). Broad spectrum antibiotics, including tetracyclines, macrolides, fluoroquinolones and cephalosporins, are considered to have activity against Gram-positive and Gram-negative bacteria. In ABSSSI cases, 84% of infections are caused by Staphylococcus aureus, including MRSA and a targeted Gram-positive antibiotic is a better choice as fewer non-causal organisms are exposed to the antibiotic mechanism and there is less selection pressure to develop resistant strains of bacteria.

•                  Cidality and Speed of Effect. Antibiotics are either bactericidal or bacteriostatic. Bactericidal antibiotics kill the bacterial pathogen directly, which is particularly important for patients with weakened immune systems that cannot effectively eradicate the infecting bacteria on their own. Numerous currently available treatment options, including linezolid are bacteriostatic, which means that although they stop bacteria from multiplying, the patient’s own immune system must be strong enough to kill the static bacteria itself. Currently available bactericidal treatment options, such as vancomycin act relatively slow and may extend the period in hospitals for patients with severe infections.

Market Research

In early 2016 we commissioned BAL Pharma Consulting, LLC, for whom one of our retained consultants acts as principal, to conduct an on-line survey of treatment practices for hospitalized MRSA skin infection and HABP patients. A total of 45 respondents participated in the 20-minute on-line survey which was conducted from April to May 2016. Of the 45 participants, 15 were infectious disease clinicians, 15 were hospital pharmacy directors, ten were hospitalists or critical care clinicians, and five were emergency room clinicians. The participants each had between three and 35 years of practice since their residency and more than 70% of them came from a hospital-based practice (with an average size of 475 beds), with 80% of these participants being affiliated with a hospital that belonged to an integrated delivery network or healthcare system and 70% sitting on hospital pharmacy and therapeutic formulary review committees.

Participants in the survey were asked to provide information regarding their experiences for the last 20 patients they treated for MRSA skin infections and HABP. The results indicated that the majority of patients treated or consulted by these respondents for suspected or proven MRSA with mild renal impairment received vancomycin (on average 14 of 20 patients). A majority of patients treated or consulted for suspected or proven MRSA skin infections with moderate to severe renal impairment also received vancomycin (on average 12 of 20 patients). The results from the survey also found that on average approximately 32% of MRSA skin infection patients with moderate or severe renal impairment also required a change of dose or therapy due to actual/risk of nephrotoxicity from vancomycin, and that nearly 70% of the respondents identified patients with MRSA skin infections who develop nephrotoxicity due to vancomycin or other agents as being candidates for iclaprim.

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

Non-inferiority Testing

Effective standards of care have been developed in many clinical settings, and it is increasingly more difficult to develop new therapies with higher efficacy than the standard of care. Accordingly, the goal of many studies is to determine if novel therapies have non-inferior efficacies to the ones currently in use. For non-inferiority studies, according to FDA Guidance, “the goal is to demonstrate that the test drug has an effect by showing that its effect is sufficiently close to the effect of an active control. There is no placebo arm in the study; therefore, the effect of the active control is not measured in the study but must be assumed. The goal of the study is to show that the effect of the test drug (T) is not inferior to the effect of the active control (C) by a specified amount, called the NI margin, or M.”

Iclaprim

Overview

Iclaprim is a diaminopyrimidine that inhibits DHFR, an essential bacterial enzyme. This represents an under-utilized mechanism of action compared to recently approved antibiotics. Iclaprim was designed to be more potent than, and effective against bacteria that have developed resistance to, trimethoprim (TMP), the only other antibiotic with the DHFRi mechanism of action. Unlike TMP, iclaprim need not be used in combination with a sulfonamide to show activity against a range of Gram-positive bacteria. Iclaprim is rapidly bactericidal, highly potent against Gram-positive bacteria including MRSA and has shown a low propensity for resistance development in vitro.

Iclaprim was originally discovered by F. Hoffman-La Roche AG. In 2001, iclaprim was sold to Arpida. A comprehensive development program was completed by Arpida including the Phase 2 and 3 trials described below. In 2008, Arpida submitted applications to the FDA and the EMA for approval to market the compound. In January 2009, Arpida received a Complete Response Letter (CRL) from the FDA requesting an additional study or studies to demonstrate effectiveness of iclaprim. No safety concerns were raised by the agency in the CRL. Subsequently, the application with the EMA was withdrawn and development was discontinued. On December 31, 2014, Motif BioSciences Inc. entered into a merger agreement with Nuprim Inc. in order to acquire the assets owned by Nuprim Inc. related to iclaprim, subject to the completion of an initial public offering on AIM. The initial public offering on AIM was completed on April 2, 2015. The merger with Nuprim Inc. and the corporate reorganization occurred on April 1, 2015, when it was substantially certain that the initial public offering would close the next day. We concluded that iclaprim could be returned rapidly to late stage clinical testing with improvements to the original development program.

Key Attributes Of Iclaprim

We believe that iclaprim, if approved, may be well suited for use as a first-line empiric monotherapy in patients with ABSSSI who are comorbid with renal impairment for the following reasons:

•                  iclaprim achieved high cure rates against the common Gram-positive causal organisms, including MRSA, in patients with cSSSI in completed Phase 2 and 3 trials;

•                  iclaprim exhibited safety and tolerability comparable to vancomycin and linezolid in over 1,400 patients and healthy volunteers in completed Phase 1, 2 and 3 trials;

iclaprim is minimally excreted via the kidneys (<2% of the administered dose was recovered in urine) and no therapeutic drug monitoring or dosage adjustment has been required in renally impaired patients; no nephrotoxicity with iclaprim was observed in the REVIVE Phase 3 clinical trials

•                  no symptomatic hypoglycemia has been reported in iclaprim-treated patients with diabetes mellitus receiving insulin or oral hypoglycemic agents;

•                  unlike many standard of care antibiotics, iclaprim is administered as a fixed dose rather than a weight-based dose (the iclaprim fixed dose may help reduce the resources required in hospitals since dosage adjustment by health care professionals is avoided and overall hospital treatment costs may be lower, especially in patients with renal impairment);

iclaprim has demonstrated no clinically significant drug-drug interactions (DDIs) with selective serotonin reuptake inhibitors (SSRIs), or vasopressors; and

•                  no myopathy or rhabdomyolysis has been reported in iclaprim-treated patients who received recent prior or concomitant therapy with an HMG-CoA reductase inhibitor or in whom elevations in CPK occur during treatment.

We also believe that iclaprim, if approved, will be as a first-line empiric therapy for patients with HABP, including patients with VABP, for the following reasons:

•                  iclaprim achieved comparable cure rates against the common Gram-positive causal organisms, including MRSA, in patients with HABP, including patients with VABP, in a completed Phase 2 trial;

•                  iclaprim has demonstrated high and sustained concentrations in epithelial lining fluid (ELF) and alveolar macrophages (AM) which were 20-40 times the plasma concentration, respectively, throughout an entire 7-hour sampling period; and

•                  iclaprim has demonstrated no clinically significant DDIs with commonly used antibiotics in patients with combined Gram-positive and Gram-negative infections.

Clinical Development Plans

Prior to the initiation of REVIVE, our global Phase 3 program in ABSSSI, Arpida completed two Phase 3 clinical trials (ASSIST-1 and 2) for the treatment of cSSSI, in which 500 patients in total received iclaprim. In these trials iclaprim was compared to linezolid, a standard of care antibiotic. The primary efficacy endpoint for each of these trials was the non-inferiority of iclaprim compared to linezolid based on a pre-determined non- inferiority margin. Non- inferiority comparisons of drugs are the standard for most antibiotic drug development, and non-inferiority margins are used in the statistical analysis comparing two treatment arms in a study to distinguish the degree of potential difference between antibiotics being evaluated.

Arpida’s two Phase 3 clinical trials of iclaprim (ASSIST-1 and 2) were designed to show non-inferiority with a margin of -12.5% and based on Arpida’s analysis of the data, met the pre-specified endpoint of clinical cure. The FDA requested an advisory committee meeting to discuss the approval of iclaprim for cSSSI. The advisory committee evaluated the efficacy of the two Phase 3 ASSIST trials using a non-inferiority margin of -10%. Iclaprim did not achieve the non-inferiority margin of -10% in one of the two trials and was not approved by the FDA.

The FDA indicated in a Complete Response Letter (CRL) that they could not approve the application for iclaprim in its current form and that additional clinical data would be required to demonstrate effectiveness for the treatment of cSSSI within an acceptable non-inferiority margin in order to gain approval.

In response to the CRL received by Arpida, we designed our Phase 3 clinical trials for iclaprim to demonstrate effectiveness using a non-inferiority margin of -10% for the FDA’s primary endpoint of ECR at ETP and have modified the dosage and administration of iclaprim to improve safety and efficacy.

On April 14, 2015, the FDA agreed to our proposed Phase 3 clinical development program for the treatment of ABSSSI with iclaprim. The Phase 3 program is designed to obtain marketing approval for an IV formulation of iclaprim for the treatment of ABSSSI caused by Gram-positive pathogens, including resistant strains such as MRSA.

Acute Bacterial Skin And Skin Structure Infections (ABSSSI)

We have conducted two Phase 3 global trials with input from the FDA and the Dutch Health Authorities, the lead rapporteur for Arpida’s MAA for iclaprim, to study iclaprim compared to vancomycin for the treatment of ABSSSI. These two global, 600-patient, randomized, double-blind Phase 3 trials had two arms and assigned patients to receive either iclaprim or vancomycin. The primary endpoint of these trials was early clinical response (ECR) of at least 20% reduction in lesion size at the early time point (ETP), 48-72 hours after start of study drug administration. Several secondary endpoints, including clinical cure at test of cure (TOC) one to two weeks after antibiotic treatment ends and clinical cure at end of therapy (EOT) were also measured. Vancomycin, the most used standard of care treatment for Gram-positive hospitalized infections caused by MRSA, was the comparator in the REVIVE-1 and -2 trials. A sample size (Intention To Treat [ITT]) of 1,198 subjects has been studied to demonstrate safety and efficacy with a non-inferiority margin of -10% for the primary endpoint. A fixed dose of 80 mg of iclaprim, based on modelling and simulation of pharmacokinetic (PK) data from previous Phase 3 clinical trials of cSSSI, optimized the potential clinical efficacy and safety outcomes for the REVIVE-1 and -2 studies. Iclaprim may be an important addition to the armamentarium of antibiotics needed to combat antimicrobial resistance.

Positive topline data from REVIVE-1 and REVIVE-2 were announced on April 18, 2017 and October 4, 2017, respectively. In both trials, iclaprim achieved the primary endpoint of non-inferiority (-10%) versus vancomycin for ECR at the ETP. Given its differentiated mechanism, potency, spectrum, safety and efficacy, iclaprim, if approved, could provide a valuable new antibiotic treatment option to offset the rising problem of bacterial resistance and address unmet needs in ABSSSI patients with renal impairment. Iclaprim was well tolerated in the study, with most adverse events categorized as mild.

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

REVIVE-1 and -2 Phase 3 Trial Design in ABSSSI; 600 patients per trial

Hospital Acquired Bacterial Pneumonia (HABP), Including Ventilator Associated Bacterial Pneumonia (VABP)

We have designed a double-blind, randomized, comparator controlled international study to determine the efficacy and safety of iclaprim for the treatment of patients with HABP, including VABP. We have completed preparations for our global INSPIRE Phase 3 clinical trial of iclaprim for HABP, including VABP. Subject to the availability of funding, we plan to start dosing patients in 2018. Linezolid will be the comparator in the INSPIRE trial. The duration of treatment of both iclaprim and linezolid will be 7 to 14 days. A sample size of 720 subjects is expected to be studied with a non-inferiority margin of -10%. The primary endpoint for the study is expected to be all cause mortality at Day 28. A key secondary endpoint is clinical cure at one to two weeks after antibiotic treatment ends. We believe that the successful completion of this pivotal Phase 3 trial would satisfy both FDA and EMA requirements for regulatory approval.

The INSPIRE Phase 3 clinical trial with iclaprim in patients with HABP, including patients with VABP, will be initiated, if and when, additional funding is available. This could further expand iclaprim’s addressable market to include another serious unmet medical need. There are approximately 1.4 million patients hospitalized annually in the United States with HABP, including patients with VABP. It is estimated that Gram-positive pathogens are causative pathogens in 40% of patients with HABP/VABP. We believe that iclaprim is well suited for use as a first-line empiric therapy for patients with HABP, including patients with VABP, caused by Gram-positive bacteria, based on data from a Phase 2 clinical trial, which support the efficacy of iclaprim in this patient population. Additionally, in a Phase 1 healthy volunteer trial, concentrations of iclaprim at the site of infection in the lungs were considerably higher than concentrations in plasma.

The diagram below summarizes the design of our INSPIRE Phase 3 program.

Clinical Experience

Prior to our acquisition of iclaprim from Nuprim, Arpida had completed a total of two Phase 3, two Phase 2, and 14 Phase 1 clinical trials, in which more than 600 patients have been dosed with iclaprim.

Acute Bacterial Skin And Skin Structure Infections (ABSSSI)

Phase 3 Clinical Trials

Two parallel Phase 3 studies, ASSIST-1 and ASSIST-2, were conducted by Arpida in patients with cSSSI. Both were evaluator-blinded, randomized, multicenter studies designed to compare the efficacy and safety of IV iclaprim to linezolid in the treatment of patients with cSSSI known or suspected to be caused by susceptible pathogens. The primary objective of the studies was to compare the clinical cure rates at the test-of-cure visit (7-14 days after the end treatment). The trials were designed to demonstrate non-inferiority to linezolid with a lower bound on the 95% confidence interval of –12.5%.

ASSIST-1. In December 2006, Arpida reported positive results from a Phase 3 clinical trial, called ASSIST-1, of iclaprim for the treatment of cSSSI. The trial was designed to compare iclaprim to linezolid, a standard of care treatment for cSSSI. This international, randomized, double-blind trial enrolled 497 subjects with cSSSI. Subjects were assigned (1:1) to receive IV iclaprim (0.8 mg/kg) or IV linezolid (600mg) for 10 to 14 days and were evaluated during treatment. The test-of-cure visit took place 7-14 days after the end of treatment. Treatment was generally well tolerated. Based on Arpida’s analysis of the data, the primary endpoint, statistical non-inferiority in the clinical cure rate at the test-of-cure visit, was reached. The overall clinical cure rates for the Intent-To-Treat (ITT) population of 497 subjects, were 83.1% and 88.7% for iclaprim and linezolid, respectively (treatment difference and 95% CI: –5.6% [–11.7% to 0.6%]). The incidence of any possible drug-related adverse events was lower in the iclaprim arm compared to the linezolid arm (16.4% versus 20.2%, respectively).

ASSIST-2. In July 2007, Arpida reported positive results from a Phase 3 clinical trial, called ASSIST-2, of iclaprim for the treatment of cSSSI. This randomized, blinded, comparator controlled trial enrolled 494 subjects internationally. The trial was designed to compare IV iclaprim to linezolid. The primary efficacy endpoint, statistical non-inferiority in the clinical cure rate at the test-of-cure visit, was achieved based on Arpida’s analysis of the data. The overall clinical cure rates were 81.3% and 81.9% for iclaprim and linezolid, respectively (treatment difference and 95% CI: –0.6% [–7.7% to 6.5%]). The microbiological eradication rates for methicillin-susceptible MSSA bacteria were 82.2% and 83.4% for iclaprim and linezolid, respectively, and for MRSA 74.3% and 75.0%, respectively. The incidence of drug-related adverse events was lower in the iclaprim arm compared to the linezolid arm (27.9% versus 34.6%, respectively).

Efficacy Results. For the combined dataset, the clinical cure rates were similar between the iclaprim and linezolid arms for the Intent to Treat (ITT) population (82.2% and 85.3% in the iclaprim and linezolid arms, respectively; treatment difference and 95% confidence interval (CI) (–3.1% [–7.9% to 1.6%]).

Regulatory Review of ASSIST-1 and ASSIST-2. Based on Arpida’s analysis of the data, for ASSIST-1, the lower bound of the 95% confidence interval was within the prespecified –12.5% non-inferiority margin but just outside of the –10% non-inferiority margin at –11.7%. For ASSIST-2, the lower bound of the 95% confidence interval was within both the pre-specified –12.5% and –10% non-inferiority margin at –7.7%, which demonstrates non-inferiority of iclaprim to linezolid for the treatment of cSSSI. While the ASSIST-1 and ASSIST-2 trials met the originally agreed standards for non-inferiority of –12.5%, after trial completion, the FDA determined that a –10% non-inferiority margin was required. As a result of the changed endpoints, in January 2009, Arpida received a CRL from the FDA requesting an additional study or studies to demonstrate the effectiveness of iclaprim. We believe that had the new guidance been in place prior to the commencement of the trials, Arpida would have enrolled a greater number of patients in the trials to power the trials for the required non-inferiority margins.

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

With respect to cardiac effects, results from the Phase 3 clinical trials indicated that the incidence of QTc prolongation (a measure of the delay in the depolarization and repolarization of the heart’s ventricles) in the iclaprim treatment arms was similar to that observed in the linezolid treatment arms. No cases of QTc prolongation or other treatment-related cardiac effects classified as treatment-related adverse effect were reported in these studies. Iclaprim treatment was associated with a mean increase of the QTc interval of about 5 to 6 milliseconds greater than that observed with linezolid, which is not considered to be a QTc-prolonging drug.

In addition, in a separate analysis, in the subset of patients with renal impairment, iclaprim compared favorably to linezolid.

	Mild 90> CrCI>60 (N=270)		Moderate/Severe 60> CrCI>15 (N=144)
	ICL (N=135)	LZD (N=135)	ICL (N=71)	LZD (N=73)
Age, years, mean (SD)	54.2 (11.6)	50.6 (13.0)	66.6 (10.8)	65.2 (11.3)
Endocrinologic, metabolic	29 (21.5)%	34 (25.2)%	31 (43.7)%	24 (32.9)%
>1 AE, N (%)	61 (45.2)%	75 (55.6)%	41 (57.7)%	43 (58.9)%
>1 SAE, n (%)	6 (4.4)%	4 (3.0)%	7 (9.9)%	5 (6.8)%
>1 drug-related AE, n (%)	26 (19.3)%	36 (26.7)%	14 (19.7)%	21 (28.8)%
>1 AE, leading to discontinuation, n(%)	3 (2.2)%	2 (1.5)%	6 (8.5)%	3 (4.1)%
Hypoglycemia	3 (2.2)%	6 (4.4)%	0	5 (6.8)%
QTc prolongation	0	0	3 (4.2)%	3 (4.1)%

Phase 2 Clinical Trials

Phase 2 cSSSI Trial.  In December 2003, Arpida completed a Phase 2 clinical trial of iclaprim, for the treatment of cSSSI. This randomized, double-blind comparator controlled trial enrolled 87 hospitalized patients with cSSSI and compared the safety and efficacy of two doses of iclaprim with a standard of care agent, vancomycin. Patients were treated with either iclaprim 0.8 mg/kg or iclaprim 1.6 mg/kg or vancomycin 1g. All drugs were administered by IV infusion two or three times daily for 10 days and patients were examined for clinical and microbiological responses at the conclusion of therapy and 20 days after therapy. The primary endpoint was clinical cure (7 to 14 days after end of therapy) and secondary endpoints included tolerability and microbiological responses at the test of cure visit.

Iclaprim demonstrated high clinical and microbiological response rates when compared with vancomycin. Iclaprim was also shown to exhibit a safety and tolerability profile comparable to that demonstrated by vancomycin and linezolid in clinical trials. The FDA has not, however, made any determination regarding the safety and efficacy of iclaprim.

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

Phase 2 cSSSI trial versus vancomycin: 87 patients

	Iclaprim 0.8mg/kg Q12h	Iclaprim 1.6mg/kg Q8h	Vancomycin 1g Q12h
ITT Population (N=)	28	31	28
Clinical Cure	26	28	26
% Clinical Cure	92.9%	90.3%	92.9%
Gram-positive eradication rate	89.7%	80.0%	72.0%
S. aureus eradication rate	80.0%	72.2%	58.8%

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

Formal QT/QTc Studies. Dose-dependent transient prolongation of the corrected QT interval (QTc) was observed, which was rapidly reversible upon discontinuation of the infusion of iclaprim. Dosing with iclaprim at 0.8 mg/kg and 1.6 mg/kg infused over 30- and 60-minute intervals, respectively, were assessed to be safe for clinical application. At the end of the infusion, when maximum plasma levels were achieved, the mean maximum time-matched, placebo-corrected QTc increase following 0.8 mg/kg infused for 30 minutes (the dose regimen in the ASSIST Phase 3 cSSSI studies) was about 10 msec. This declined rapidly thereafter and no gender-dependent differences or clinical signs and symptoms of arrhythmia related to treatment were observed.

Iclaprim concentrations in plasma, epithelial lining fluid, and alveolar macrophages in healthy volunteers. In a Phase 1 clinical trial, a validated microbiological assay was used to measure concentrations of iclaprim in plasma, alveolar macrophages (AM) and epithelial lining fluid (ELF) after a single 1.6 mg/kg intravenous infusion over 60 minutes of iclaprim among 24 healthy male volunteers. Iclaprim concentrations in ELF and AM exceeded serum concentrations by between approximately 20 and 40 times. Furthermore, iclaprim exceeded the MIC90 for Streptococcus pneumoniae and methicillin-resistant Staphylococcus aureus throughout the seven-hour sampling period. In contrast to linezolid and vancomycin, antibiotics approved for HABP including VABP caused by Gram-positive pathogens, iclaprim achieves high and sustained concentrations in ELF and AM.

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

Preclinical Development

We commissioned JMI Laboratories to conduct a worldwide microbiological survey to determine the activity of iclaprim and other antibiotics against Gram-positive clinical isolates of MSSA and MRSA and beta-hemolytic Streptococci spp. (including S. pyogenes, S. agalactiae). The 2012-2014 isolates were from patients with SSSI and HABP. S. aureus is the most common Gram-positive bacterial cause of both ABSSSI and HABP, including VABP. These microbiological data demonstrate that iclaprim is generally

16 fold more potent than TMP, for S. aureus, the only other approved DHFRi antibiotic. These data also demonstrate that iclaprim is potent compared to other approved antibiotics for the treatment of ABSSSI and HABP.

Comparison of the Activity (MIC50/90 µg/mL) of Iclaprim and Other Anti-infectives against Clinical Isolates (2012-2014) from US, Europe, Latin America, and Asia Pacific Associated with ABSSSI and HABP

	S. aureus (n=1,178)	MRSA (n=582)	MSSA (n=596)	Beta- hemolytic streptococcus (n=199)
Iclaprim	0.06/0.12	0.06/0.5	0.06/0.12	0.06/0.25
Vancomycin	1/1	1/1	1/1	0.5/0.25
Daptomycin	0.25/0.5	0.25/0.5	0.25/0.5	0.12/0.25
Linezolid	1/1	1/1	1/1	1/1

We also commissioned IHMA Laboratories to conduct a microbiological survey from US and Europe to determine the activity of iclaprim and other antibiotics against Gram-positive clinical isolates of MSSA and MRSA and beta-hemolytic Streptococci spp. (including S. pyogenes, S. agalactiae). The 2015-2016 isolates were from patients with SSSI. S. aureus is the most common Gram-positive bacterial cause of SSSI. These microbiological data demonstrate that iclaprim is potent compared to other approved antibiotics for the treatment of SSSI.

Comparison of the Activity (MIC50/90 µg/mL) of Iclaprim and Other Anti-infectives against Clinical Isolates (2015-2016) from US and Europe Associated with SSSI

	S. aureus (n=618)	MRSA (n=314)	MSSA (n=304)	Beta- hemolytic streptococcus (n=259)
Iclaprim	0.03/0.12	0.03/0.12	0.06/0.06	0.03/0.12
Vancomycin	1/1	1/1	1/1	—
Daptomycin	0.25/0.5	0.25/0.5	0.25/0.5	—
Linezolid	1/2	1/2	1/2	1/1

Additionally, iclaprim was compared with other antibiotics against 20 isolates of MRSA and MSSA. The MIC and MBC of iclaprim was found to be essentially identical against these isolates, with no difference between MRSA and MSSA.

	Median MIC (µg/mL)	MIC range (µg/mL)	Median MBC (µg/mL)	MBC range (µg/mL)
Iclaprim	0.09	0.06-0.125	0.10	0.06-0.125
Vancomycin	1.62	1-2	1.74	1-4
Teicoplanin	1.07	0.5-2	1.41	0.5-8
Linezolid	3.73	2-4	>32	>32

Abbreviations: n = number of isolates; ICL = iclaprim; LIN = linezolid; MIC90/50 = minimum concentration required to inhibit 90%/50% of isolates; TMP = trimethoprim; VAN = vancomycin; MBC = minimum bactericidal concentration

As illustrated in the figure below, serial passage studies were conducted to determine the propensity for bacteria, TMP-sensitive and —resistant, to develop resistance to iclaprim. Bacteria were passaged in the presence of sub-inhibitory concentrations of antibiotics with different mechanism of actions. Thirty S. aureus strains were tested. Even after 20 passages, S. aureus remained fully susceptible to iclaprim. In contrast, resistance to TMP and rifampin was observed as early as after three passages. In addition, even after 20 passages, no stable mutations in DHFR genes were observed among isolates tested. These data suggest that iclaprim has a low propensity for resistance development.

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

•                  Even when iclaprim concentrations are below the MIC, it generally covers an entire 12-hour dosing interval, which is in line with the PK profile after clinical administration.

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

Pediatric Indications

We intend to study iclaprim for the treatment of pediatric patients with serious and life threatening indications in adequate and well-controlled comparator controlled studies of Gram-positive infections in pediatric patients ranging in age from birth through 18 years. Preclinical studies and a pediatric IV formulation work is ongoing.

In September 2017, the FDA granted iclaprim Orphan Drug Designation for the treatment of S. aureus lung infections in patients with cystic fibrosis. In October 2017, preclinical data for iclaprim were presented at IDWeek 2017 demonstrating the therapeutic potential of iclaprim in MRSA lung infections. In an in vivo model mimicking the pathophysiology observed in patients with cystic fibrosis (CF), rats received either iclaprim, vancomycin or placebo. Iclaprim achieved a statistically significantly higher reduction of bacterial CFU (colony forming units) compared to vancomycin (80mg/kg iclaprim vs vancomycin, p=0.0002; 60mg/kg iclaprim vs vancomycin, p=0.05).

The iclaprim-treated rats demonstrated 100% survival (33/33), while the vancomycin group demonstrated 91.7% survival (22/24) and the control group showed 48.3% survival (14/29).

Development Pipeline

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

Commercialization Strategy

If approved, we intend to commercialize iclaprim, our lead product candidate, in the United States, either by building sales, marketing and market access teams ourselves, or partnering with a contract selling organization, or identifying a hospital-focused strategic partner. We are seeking proven commercialization partners in other key global markets. We believe that our ability to execute this strategy is enhanced by our focus on the hospital setting and the significant prior commercial experience of key members of our management team. Prior to joining us, members of our management team and board of directors were involved in the launch or commercialization of several blockbuster (annual revenues of at least $1 billion) pharmaceutical products.

Intellectual Property and Regulatory Exclusivity

Iclaprim has been designated by FDA as a QIDP for ABSSSI and HABP. Under the GAIN Act, if approved for marketing by the FDA, iclaprim would benefit from a five-year extension to an NCE (New Chemical Entity) exclusivity period of five years, if NCE exclusivity is granted for iclaprim, for a potential total of 10 years of market exclusivity, starting on the date of marketing approval. During this period of exclusivity, FDA is not permitted to accept any ANDA or Section 505(b)(2) NDA filing for a drug product containing iclaprim until at least the ninth year after marketing approval, and any FDA approval would be further delayed by the time it takes FDA to review the application, as well as by a patent litigation stay as described below. We have filed and plan to file patent applications covering iclaprim which, once issued in the United States, may be eligible to be listed in the FDA publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” known as the “Orange Book.” If there are patents listed in the Orange Book, a generic or 505(b)(2) applicant that seeks to market its product before expiration of the patents must include what is known as a “Paragraph IV certification,” challenging the validity or enforceability of, or claiming non-infringement of, the listed patent or patents. Notice of the certification must be given to us as well, and we would intend to sue the generic challenger within the proscribed 45-day period after receiving notice of the certification for infringement of our listed patent or patents. Upon initiation of our infringement law suit, approval of the ANDA or 505(b)(2) application would be stayed for a further 30 months, or until 7.5 years after approval of the NDA, unless lengthened or shortened by the court. In Europe, the generation of additional data in our Phase 3 clinical trials is expected to result in 10 years of data exclusivity. In Japan, the generation of additional data in our Phase 3 clinical trials is expected to result in eight years of data exclusivity (which may be extended to 10 years for orphan or pediatric indications) and an additional two years of market exclusivity.

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

We are not aware of any other company currently with a DHFRi in clinical development for antibacterial use. Other companies are developing antibiotics that are not DHFR’s and that work differently from our compounds. For example, Durata Therapeutics, Inc. developed and gained approval for dalbavancin and The Medicines Company developed and gained approval for oritavancin. Both antibiotics are glycopeptides, the same class as vancomycin, one of the most commonly prescribed antibiotics and both antibiotics were required by the FDA to conduct additional studies around the same time as Arpida received the CRL for iclaprim. Other classes of antibiotics in late stage development  include tetracyclines (Tetraphase, Paratek), cephalosporins (Basilea, Merck), quinolones (Melinta), oxazolidinones (Melinta, Merck), carbapenems (Melinta, Merck), pleuromutilins (Nabriva) and aminoglycosides (Achaogen). To avert the pending antibiotic crisis, several classes with different mechanisms will likely be needed and it is our belief that our product will assist in diversifying the antibiotic products available on the market.

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

•                  approval by an independent IRB prior to initiation of a clinical trial at a particular study site, and ongoing oversight of the trial by the IRB;

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

Clinical trials are typically conducted in three sequential phases prior to approval, but the phases may overlap or be combined. These phases generally include the following:

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

Phase 3.

Phase 3 clinical trials are conducted to further demonstrate clinical efficacy, optimal dosage and safety within an expanded patient population, often at geographically dispersed clinical trial sites, and to provide sufficient data for the statistically valid evidence of safety and efficacy.

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

The results of preclinical studies and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information on the manufacture, composition and quality of the product, proposed labeling and other relevant information are submitted to the FDA in the form of an NDA requesting approval to market the product. In most cases the NDA must be accompanied by a significant user fee payment. The FDA has substantial discretion in the approval process and may refuse to accept any application, for example if the NDA is not sufficiently complete, or decide that the data are insufficient for approval and require additional preclinical, clinical or other studies.

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

Once the NDA submission has been submitted, the FDA has 60 days after submission of the NDA to conduct an initial review to determine whether it is sufficient to accept for filing. NDAs receive either a standard or priority review. Under the Prescription Drug User Fee Act, the FDA sets a goal date by which it plans to complete its review. For a standard review, this is typically 10 months from the 60-day filing date after submission of the NDA application. The review process is often extended by FDA requests for additional information or clarification. Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facility complies with cGMPs and may also inspect clinical trial sites for integrity of data supporting safety and efficacy. The FDA may also convene an advisory committee of external experts to provide input on certain review issues relating to risk, benefit and interpretation of clinical trial data. The FDA is not bound by the recommendations of an advisory committee, but generally follows such recommendations in making its decisions. The FDA may delay approval of an NDA if applicable regulatory criteria are not satisfied and/or the FDA requires additional testing or information. The FDA may require post-marketing testing and surveillance to monitor safety or efficacy of a product.

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

The FDA may approve the NDA with a Risk Evaluation and Mitigation Strategies, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-market studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

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

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments and list their drug products with the FDA and state agencies and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

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

The FDA, as well as the Department of Justice, strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA, DOJ and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability. Although recent court decisions and FDA Guidance suggest that certain off-label communications (e.g., truthful and non-misleading speech) may be protected under the First Amendment, the scope of any such protection is unclear and there are still significant risks in this area as it is unclear how these court decisions will impact the FDA’s enforcement practices, and there is likely to be substantial disagreement and difference of opinion regarding whether any particular statement is truthful and not misleading.

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

The federal Anti-Kickback Statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, to induce, or in return for, purchasing, leasing, arranging for, ordering or recommending any good, facility, item or service for which payment is made, in whole or in part, under Medicare, Medicaid or any other federal healthcare program. The term “remuneration” has been broadly interpreted to include anything of value, including for example, gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payment, ownership interests and providing anything at more or less than its fair market value, as applicable. The federal Anti-Kickback Statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand, and prescribers, purchasers and formulary managers on the other. It has also been interpreted to prohibit certain Patient Assistance Programs and marketing arrangements of manufacturers. Although there are a number of statutory exceptions and regulatory safe harbors protecting certain common activities from prosecution, the exceptions and safe harbors are drawn narrowly, and our future practices may not in all cases meet all of the criteria for a statutory exception or safe harbor protection. Practices that involve remuneration that may be alleged to be intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exception or safe harbor. Failure to meet all of the requirements of a particular applicable regulatory safe harbor does not make the conduct per se illegal under the federal Anti-Kickback Statute. Instead, the legality of the arrangement will be evaluated on a case-by-case basis based on a cumulative review of all of its facts and circumstances. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare program covered business, the statute has been violated. The U.S. Department of Health and Human Services Office of Inspector General has consistently maintained the position that an arrangement may violate the Anti-Kickback Statute if any sole purpose of the arrangement is prohibited.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, PPACA, amended the intent requirement under the Anti-Kickback Statute and criminal healthcare fraud statutes (discussed below) such that a person or entity no longer needs to have actual knowledge of the statute or the specific intent to violate it in order to have committed a violation. In addition, PPACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act (discussed below). Furthermore, many states have adopted anti-kickback laws similar to the federal Anti-Kickback Statute. Some of these state anti-kickback laws are more extensive than the federal law, including state kickback prohibitions that apply to items and services reimbursed by commercial or private third-party payors and/or cash-giving patients. Due to the breadth of these federal and state anti-kickback laws, and the potential for additional legal or regulatory change in this area, it is possible that our current and future sales and marketing practices and/or our future relationships with physicians might be challenged under these laws, which could cause harm to us.

The civil monetary penalties statute imposes penalties against any person or entity who, among other things, is determined to have presented or caused to be presented a claim to a federal health program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent. The statute also prohibits manufacturers or suppliers from providing inducements to federal program beneficiaries.  The federal exclusion statute permits the government to exclude the organization, its managing executives, or both from federal program participation if they have violated the anti-kickback statute, presented false claims, or committed other health care statutory violations.  If the organization is excluded, none of its products is eligible for federal reimbursement and other health organizations are prohibited from entering into contractual relationships with the organization for health items or services.

The federal false claims laws and criminal health care fraud statutes prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government. Multiple pharmaceutical and other healthcare companies have been subject to enforcement under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product or for administering Patient Assistance Programs that were not based upon individualized assessments of need. Financial relationships between manufacturers and physicians or other prescribing professionals, distributors, or pharmacies may result in false claims enforcement for causing those entities to file claims that are deemed false due to impermissible kickbacks. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-covered, uses.

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

In addition, we may be subject to data privacy and security regulation by both the federal government and the states in which we conduct our business. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, imposes certain requirements relating to the privacy, security and transmission of individually identifiable health information. Among other things, HITECH makes HIPAA’s security standards directly applicable to business associates—independent contractors or agents of covered entities that receive or obtain protected health information in connection with providing a service on behalf of a covered entity. HITECH also created four new tiers of civil monetary penalties, and newly empowered state attorney generals with the authority to enforce HIPAA. In January 2013, the Office for Civil Rights of the U.S. Department of Health and Human Services issued the Final Omnibus Rule under HIPAA pursuant to HITECH that makes significant changes to the privacy, security, and breach notification requirements and penalties. The Final Omnibus Rule generally took effect in September 2013 and enhances certain privacy and security protections, and strengthens the government’s ability to enforce HIPAA. It imposes significant operational requirements to perform risk analyses, conduct regular training, and adhere to defined administrative, technical, and physical safeguards of protected data.  The Final Omnibus Rule also enhanced requirements for both covered entities and business associates regarding notification of breaches of unsecured protected health information. In addition, state laws govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways. These state laws may be more restrictive than HIPAA by expanding the scope of covered entities, the types of protected information, the prohibited conduct, or the remedies available to governmental or private litigants. State laws often are not preempted by HIPAA, thus complicating compliance efforts.

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

In addition, significant uncertainty exists as to the coverage and reimbursement status of newly approved healthcare product candidates. The market for our product candidates for which we may receive regulatory approval will depend significantly on access to third-party payors’ drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded drug in their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available. Furthermore, third-party payor reimbursement to providers for our product candidates may be subject to a bundled payment that also includes the procedure administering our products. To the extent there is no separate payment for our product candidates, there may be further uncertainty as to the adequacy of reimbursement amounts. Because each third-party payor individually approves coverage and reimbursement levels, obtaining coverage and adequate reimbursement is a time consuming, costly and sometimes unpredictable process. We may be required to provide scientific and clinical support for the use of any product to each third-party payor separately with no assurance that approval would be obtained, and we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness and/or medical necessity of our products. This process could delay the market acceptance of any product and could have a negative effect on our future revenues and operating results. We cannot be certain that our product candidates will be considered cost-effective or medically necessary. Because coverage and reimbursement determinations are made on a payor-by-payor basis, obtaining acceptable coverage and reimbursement from one payor does not guarantee the Company will obtain similar acceptable coverage or reimbursement from another payor. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. If we are unable to obtain adequate coverage of, and adequate reimbursement and payment levels for, our product candidates from third-party payors, physicians may limit how much or under what circumstances they will prescribe or administer them and patients may decline to purchase them. This in turn could affect our ability to successfully commercialize our products and impact our profitability, results of operations, financial condition and future success. The majority of iclaprim usage is expected to be in the hospital, due to its intravenous formulation. Hence, hospitals, Integrated Delivery Networks, and healthcare systems will need to add iclaprim to their hospital formularies in order for hospital based clinicians to have access.

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

All amounts included herein with respect to the years ended December 31, 2017, 2016 and 2015 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. The audited consolidated financial statements as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015 have been prepared in accordance with IFRS as issued by the IASB, and in accordance with IFRS as endorsed for use in the European Union. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

Overview

We are a clinical stage biopharmaceutical company engaged in the research, development and commercialization of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalized patients caused by multi-drug resistant bacteria. The discovery of new antibiotics has not kept pace with the increasing incidence of resistant, difficult-to-treat bacteria. One of the biggest threats of antibiotic resistance is from methicillin resistant Staphylococcus aureus (“MRSA”), a leading cause of hospital-acquired infections and a growing cause of infections in healthy people in the general community. In 2013, the Centers for Disease Control and Prevention reported that at least two million people became infected with antibiotic-resistant bacteria and at least 23,000 Americans died as a direct result of these infections. Our lead product candidate, iclaprim, is being developed for the treatment of ABSSSI, HABP including VABP, and bacterial pneumonia caused by Staphylococcus aureus in patients with cystic fibrosis, infections which are often caused by MRSA.

Iclaprim is a novel diaminopyrimidine antibiotic that inhibits an essential bacterial enzyme called “dihydrofolate reductase” (“DHFR”). Diaminopyrimidines are a class of chemical compounds that inhibit different enzymes in the production of tetrahydrofolate, a form of folic acid, which is required for the production of bacterial DNA and RNA. The inhibition of DHFR represents a differentiated and under-utilized mechanism of action compared with other antibiotics. We acquired iclaprim from Nuprim Inc. (“Nuprim”), following the completion of our merger with Nuprim on April 1, 2015. Arpida AG, or Arpida, one of the previous owners of iclaprim, completed a comprehensive development program for iclaprim, including two Phase 3 trials in complicated skin and skin structure infections. Iclaprim has been administered to more than 1,300 patients and healthy volunteers in Phase 1, 2 and 3 clinical trials. Iclaprim is a targeted “Gram-positive” antibiotic that is rapidly bactericidal and highly potent against MRSA and other Gram-positive bacteria in vitro. Vancomycin, a standard of care antibiotic in hospitalized patients with Gram-positive infections, is associated with nephrotoxicity (i.e., damage to the kidneys caused by exposure to a toxic chemical, toxin or medication), including vancomycin-associated acute kidney injury (VA-AKI). Therapeutic drug monitoring (TDM) and dosage adjustment in patients with renal impairment is required with vancomycin. In contrast to vancomycin, iclaprim is minimally excreted via the kidneys (<2% of the administered dose was recovered in the urine) and neither TDM nor dosage adjustment has been required in clinical studies with iclaprim in more than 1,400 patients and healthy volunteers. No nephrotoxicity was observed in patients treated with iclaprim in the REVIVE Phase 3 clinical trials. “Gram-positive” or “Gram-negative” refer to how bacteria react to the Gram stain test based on the outer casing of the bacteria, and the bacteria’s cell wall structure. Each type of bacteria may be associated with different diseases. Iclaprim has also demonstrated rapid bactericidal activity and a low propensity for resistance development in vitro.

We believe that iclaprim, if approved, is an attractive potential candidate for use as a first-line empiric monotherapy, the initial therapy administered in severely ill patients who are hospitalized with ABSSSI and have comorbidities, or also suffer from other health issues, such as renal impairment or diabetes. Renal impairment affects up to an estimated 936,000 of the approximately 3.6 million patients hospitalized with ABSSSI annually in the United States.

Based on our current plans, we do not expect to generate significant revenue unless and until we obtain marketing approval for, and commercialize, iclaprim. We do not expect to obtain marketing approval before the end of 2018, if at all. Accordingly, we will need to obtain additional funding in connection with our continuing operations, including our plans to conduct our INSPIRE Phase 3 clinical trial of iclaprim in HABP patients, including those with VABP. Adequate additional financing may not be available to us on acceptable terms, or at all. If we are unable to raise capital when needed or on attractive terms, we could be forced to delay, reduce or eliminate our research and development programs or any future commercialization effort.

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

As of November 18, 2016, our American Depositary Receipts are publicly traded on the Nasdaq Capital Market. As a result, we are now incurring additional costs associated with operating as a public company in the United States.

Acquisition Of Nuprim Assets

Originally founded as a population genetics company, we have, since 2009, focused on drug discovery and development. In late 2013, we decided to focus exclusively on antibiotics and continued to work on an investigative medicinal chemistry program. On April 1, 2015, Motif BioSciences Inc. acquired the assets owned by Nuprim related to iclaprim through its merger with Nuprim. Therefore, the expenses of developing iclaprim are consolidated in our financial statements from the date of acquisition of the assets.

Group Reorganization And Subsequent Financing Activities

On February 18, 2015, we incorporated a Delaware subsidiary, Motif Acquisition Sub, Inc. On March 27, 2015, Motif BioSciences Inc., Motif Bio plc, and Motif Acquisition Sub, Inc. entered into an agreement where, just prior to our admission to AIM, Motif Acquisition Sub, Inc. was merged with and into Motif BioSciences Inc. and Motif BioSciences Inc. continued as the surviving entity and became our wholly owned subsidiary. The former Motif BioSciences Inc. stockholders were issued 36,726,242 of our ordinary shares in a share-for-share exchange for their common stock in Motif BioSciences Inc. so that the former Motif BioSciences Inc. stockholders owned an equivalent number of our ordinary shares as the number of shares of common stock that they had previously owned in Motif BioSciences Inc. All outstanding, unexercised, and vested stock options to purchase shares of common stock in Motif BioSciences Inc. were converted into options to purchase our ordinary shares.

This was a common control transaction and therefore outside the scope of IFRS 3. The transaction has therefore been accounted for as a group reorganization and our audited consolidated financial statements are presented as if we have always owned Motif BioSciences Inc. The financial information for the year ended December 31, 2014 presented in the audited consolidated financial statements therefore represent the results and capital structure of Motif Biosciences Inc.

On April 2, 2015, we were admitted to AIM and issued 14,186,140 ordinary shares at a price of £0.20 per share.

On July 22, 2015, we completed a subsequent placing of 44,000,000 ordinary shares at a price of £0.50 per share.

On November 23, 2016, we completed the offering of 2,438,491 American Depositary Shares (“ADS”) and 1,219,246 warrants over ADS at a price of US $6.98 per ADS/Warrant combination closed on November 23, 2016, and since that time the ADSs and ADSs Warrants have been trading on the NASDAQ Capital Market.

On November 23, 2016, we issued 22,863,428 ordinary shares together with 11,431,714 warrants over ordinary shares at a price of £0.28 per share/warrant combination.

On June 23, 2017, we raised $23.7 million of net proceeds, after deducting $1.7 million of issuance costs, from a placement in the United Kingdom of 66,666,667 new ordinary shares at of £0.30 per share.

On November 14, 2017, we entered into a loan and security agreement with Hercules for a term loan of up to $20 million. As of December 31, 2017, we had $15 million in outstanding borrowings under the Hercules Loan Agreement.

A.            Operating Results

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items.

During the preparation of the interim financial statements for the six months ended June 30, 2017, we identified and corrected a prior period error whereby stock based compensation expense was understated primarily due to recognizing expense only when an award vested, not over the required service period using a graded vesting approach as required under IFRS 2. We assessed the materiality of the out-of-period adjustments on all impacted periods and determined that they were not material to any of the periods and that a restatement of previously issued financial statements was not required.  We concluded that the cumulative adjustment to correct the error should be recorded in the year ended December 31, 2017.

The expense in fiscal years 2016 and 2015 was understated by $802,282 and $291,696, respectively. The out-of-period correction increased General and Administrative expense by $762,836 and Research and Development expense by $362,941 for the year ended December 31, 2017. None of these adjustments had an impact on our cash flows.

Revenues

To date we have not generated any revenues from product sales and we do not expect to recognize any revenue from the sale of products, even if approved, before 2019. Our success depends primarily on the successful development and regulatory approval of our product candidates and our ability to finance operations. If our development efforts result in clinical success and regulatory approval or we enter into collaboration agreements with third-parties for our product candidates, we may generate revenue from those product candidates. Our ability to generate product revenue and become profitable depends upon our ability to obtain regulatory approval for and to successfully commercialize our product candidates.

General and Administrative Expenses

General and administrative expenses include personnel costs, costs for outside professional services and other allocated expenses. Personnel costs consist of salaries, bonuses, benefits, travel and share-based compensation. Outside professional services consist of legal, accounting and audit services, commercial evaluation and strategy services, and other professional services. We expect general and administrative expenses to increase in the near future with the expansion of our staff and management team to include new personnel responsible for finance, legal, information technology and later, sales and business development functions. We also expect to incur additional general and administrative costs as a result of operating as a U.S. public company, including expenses related to compliance with the rules and regulations of the SEC and those of any national securities exchange on which our securities are traded, additional insurance expense, investor relations activities and other administrative and professional services. We also expect to incur additional expenses related to in-licenses, acquisitions or similar transactions that we may pursue as part of our strategy, including legal, accounting and audit services and other consulting fees.

Research and Development Expenses

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

We expect our research and development expenses to increase over the next few years as a result of our ongoing and anticipated Phase 3 clinical trials and as we prepare for market approval and commercial launch of our current product candidate. The process of conducting the necessary clinical research to obtain regulatory approval of a product candidate is costly and time consuming. We will require additional funding to fund our continuing operations, including our plans to conduct our INSPIRE Phase 3 clinical trial of iclaprim in HABP patients, including those with VABP. The probability that any of our product candidates receives regulatory approval and eventually is able to generate revenue depends on a variety of factors, including the quality of our product candidates, early clinical data, investment in our clinical program, competition, manufacturing capability and commercial viability. As a result of these uncertainties, we are unable to determine the duration and completion costs of our research and development projects or if, when and to what extent we will generate revenue from the commercialization and sale of any of our product candidates, if approved. We may never succeed in achieving regulatory approval for any of our product candidates.

We do not allocate personnel-related research and development costs, including share-based compensation or other indirect costs, to specific programs, as they are deployed across multiple projects under development.

Interest Income and Interest Expense

Interest income is earned based on cash holdings during the period. For the year end December 31, 2016, interest expense was incurred on outstanding notes that were converted to equity securities in December 2016. For the year ended December 31, 2017, interest expense relates to cash interest paid on the Hercules loan and the amortization of deferred financing costs (Note 13).

Loss from Revaluation of Derivative Liabilities

In November 2016, we issued warrants that are classified as a liability due to potential variability in the number of shares that may be issued upon exercise if we fail to maintain an effective registration statement. In 2017, we issued additional warrants that were liability classified because of the potential variability in the number of shares that may be issued upon exercise (Note 14). These liabilities are carried at fair value and is remeasured each reporting period using the Black-Scholes option pricing model. Our stock price has a significant impact on the value of the liability and, in general, an increase in our stock price will increase the loss from revaluation of our derivative liabilities and a decrease in our stock price will decrease the liability.

Net Foreign Exchange Loss

Items included in consolidated financial statements are measured using the currency of the primary economic environment in which we operate (“the functional currency”). The audited consolidated financial statements are presented in United States Dollars ($), which is our functional and presentation currency.

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year end exchange rates are generally recognized in profit or loss. The warrants we issued in November 2016 that are classified as a liability are denominated in Pounds Sterling. As the liability associated with the warrants is remeasured each reporting period this impacts our net foreign exchange loss depending on the change in the exchange rate.

Foreign exchange gains and losses that relate to borrowings are presented in the statement of profit or loss, within finance costs. All other foreign exchange gains and losses are presented in the statement of profit or loss on a net basis within other income or other expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognized in other comprehensive income.

Historically, our cash and cash equivalents have been held primarily in U.S. dollars and most of our expenses have been U.S. dollar-denominated.

The following table sets forth our results of operations for the years ended December 31, 2017, 2016 and 2015.

	Year ended December 31,
	2017	2016	2015
	(in thousands, except share and per share data)
Consolidated Statement of Comprehensive Loss
Operating expenses:
General and administrative	$(8,542)	$(4,912)	$(3,577)
Research and development	(29,475)	(34,794)	(4,681)
Gains on settlement of contract disputes	—	83	5
Total operating expenses	$(38,017)	$(39,623)	$(8,253)
Operating loss	(38,017)	(39,623)	(8,253)
Other income (expense), net
Interest income	134	70	15
Interest expense	(275)	(383)	(268)
Loss from revaluation of derivative liabilities	(6,392)	(136)	—
Net foreign exchange losses	(238)	(251)	(10)
Total other expense, net	$(6,771)	$(700)	$(263)
Loss before income taxes	(44,788)	(40,323)	(8,516)
Income tax loss	(22)	(1)	(1)
Net loss	$(44,810)	$(40,324)	$(8,517)
Total comprehensive loss	$(44,810)	$(40,324)	$(8,517)

Comparison of the year ended December 31, 2017 and December 31, 2016

General and Administrative Expense

General and administrative expenses increased by $3.6 million, to $8.5 million, in the year ended December 31, 2017 from $4.9 million in the year ended December 31, 2016.  Employee compensation and benefits and non-cash stock-based compensation increased by $0.7 million and $0.6 million, respectively.  The remaining portion of the increase was primarily attributable to an increase in legal, professional and advisory fees due to the: (i) increasing costs associated with being a public company in the United Kingdom and in the United States; (ii) the costs associated with 2017 financing activities; and (iii) increased costs of outside professional services, including commercial evaluation and strategy services, investor relations and other consulting services.

Research and Development Expense

Research and development expenses decreased by $5.3 million to $29.5 million in the year ended December 31, 2017 from $34.8 million in the year ended December 31, 2016. This decrease was primarily attributable to the completion of the Phase 3 clinical trial program for iclaprim in 2017.  For the year ended December 31, 2017, $22.1 million was spent in relation to contract research organization direct and indirect expenses.  This represented a decrease of $8.3 million from similar costs incurred in 2016.  This decrease was partially offset by a $2.3 million increase in costs relating to other clinical operating activities, chemistry, manufacturing and control (CMC) requirements and other non-clinical development activities.

Interest Income

Interest income increased by $0.06 million to approximately $0.13 million in the year ended December 31, 2017 from approximately $0.07 million in the year ended December 31, 2016. This increase was primarily attributable to an increase in the average daily cash balance retained in interest bearing accounts during the year.

Interest Expense

Interest expense decreased by $0.1 million to $0.3 million in the year ended December 31, 2017 from approximately $0.4 million in the year ended December 31, 2016. This decrease was primarily attributable to the conversion of outstanding convertible notes to ordinary shares in December 2016, partially offset by interest on the Hercules loan drawn in November 2017 as well as the amortization of deferred financing costs from the Hercules loan.

Loss from Revaluation of Derivative Liabilities

In November 2016, we issued warrants that are classified as a liability due to potential variability in the number of shares that may be issued upon exercise if we fail to maintain an effective registration statement. We issued additional warrants in 2017 that are classified as a liability. These liabilities are carried at fair value and is remeasured each reporting period using the Black-Scholes option pricing model. The increase in the fair value of the total warrant liability from December 31, 2016 to December 31, 2017 was primarily attributable to an increase in our stock price and the additional warrants issued during 2017.

Net Foreign Exchange Loss

The net foreign exchange loss for the year ended December 31, 2017 was $238,289, as compared to a loss of $250,926 in the year ended December 31, 2016. In both periods the loss recognized relates to the re-measurement of our Sterling denominated cash deposits to US dollars at the closing US dollar to Sterling exchange rate as well as the gains and losses resulting from the settlement of transactions denominated in foreign currency. Sterling denominated cash deposits totaled £342,338 and £14,424 at December 31, 2017 and 2016, respectively.

Comparison of the year ended December 31, 2016 and December 31, 2015

General and Administrative Expense

General and administrative expenses increased by $1.3 million, to $4.9 million, in the year ended December 31, 2016 from $3.6 million in the year ended December 31, 2015.  This increase was primarily attributable to an increase in legal and other professional fees, including: (i) the costs associated with being a public company in the United Kingdom and in the United States; (ii) the costs associated with the filing of a registration statement on Form F-1 with the U.S. Securities and Exchange Commission relating to the U.S. offering of American Depositary Shares; and (iii) increases in the costs of outside professional services, including commercial evaluation and strategy services, investor relations and other consulting services.

Research and Development Expense

Research and development expenses increased by $30.1 million to $34.8 million in the year ended December 31, 2016 from $4.7 million in the year ended December 31, 2015. This increase was primarily attributable to costs incurred for iclaprim clinical development.  For the year ended December 31, 2016, $30.4 million was spent in relation to contract research organization expenses, $2.2 million in relation to clinical operations and $2.1 million in relation to chemistry and manufacturing development and other non-clinical development.

Loss from Revaluation of Derivative Liabilities

In November 2016, we issued warrants that are classified as a liability due to a potential variability in the number of shares that may be issued upon exercise if we fail to maintain an effective registration statement. These liabilities are carried at fair value and is remeasured each reporting period using the Black-Scholes option pricing model. The increase in the fair value of the warrant liabilities from issuance to December 31, 2016 was primarily attributable to an increase in our stock price.

Net Foreign Exchange Loss

The net foreign exchange loss for the year ended December 31, 2016 was $250,926, as compared to a loss of $9,644 in the year ended December 31, 2015. In both periods the loss recognized relates to the re-measurement of our Sterling denominated cash deposits to US dollars at the closing US dollar to Sterling exchange rate as well as the gains and losses resulting from the settlement of transactions denominated in foreign currency. Sterling denominated cash deposits totaled £14,424 and £1,774,741 at December 31, 2016 and 2015, respectively.

B.            Liquidity and Capital Resources

At December 31, 2017 and 2016, we had cash and cash equivalents of approximately $22.7 million and $21.8 million, respectively. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval for and commercialize our current or any future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect our losses to increase as we continue the development of and seek regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all of the risks applicable to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business.

Our operations have been financed primarily by net proceeds from the issuance of ADSs on the NASDAQ Capital Market, the issuance of ordinary shares on AIM, the net proceeds of our Hercules Loan Agreement entered into in November 2017 and the issuance of convertible promissory notes to related parties. Our primary uses of capital are, and we expect will continue, at least in the short term, to be, third-party expenses associated with the planning and conduct of preclinical and clinical trials, costs of process development services and manufacturing and commercialization of our product candidates, and compensation-related expenses. We also expect our cash needs to increase to fund potential in-licenses, acquisitions or similar transactions as we pursue our strategy.

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

We expect to continue to incur losses. Our ability to achieve and maintain profitability depends upon the successful development, regulatory approval and commercialization of our product candidates and achieving a level of revenues adequate to support our cost structure. We may never achieve profitability, and unless and until we do, we will continue to need to raise additional capital. We will be required to raise additional capital within the next year to continue the development and commercialization of current product candidates and to continue to fund operations at the current cash expenditure levels, including our plans to conduct our INSPIRE Phase 3 clinical trial of iclaprim in HABP patients, including those with VABP. If we need to raise additional capital to fund our operations and complete our ongoing and planned clinical trials, funding may not be available to us on acceptable terms, or at all.

We will need to raise additional capital through equity or debt financings to continue to fund our operations and meet our capital funding needs. If we are unable to raise additional capital when required or on acceptable terms, we may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on unfavorable terms.

We believe that the progression and successful completion of the REVIVE-1 and REVIVE-2, global Phase 3 clinical trials in patients with ABSSSI may continue to provide the basis for increased investor interest in us and, hence, potentially provide greater opportunities to raise additional capital.  A summary of our iclaprim milestones are listed below.

•                  On April 18, 2017, we announced positive topline results from REVIVE-1. Iclaprim achieved the primary endpoint of non-inferiority of early clinical response at the early time point after start of study drug administration. Iclaprim was well tolerated in the study, with most adverse events categorized as mild.

•                  On October 4, 2017, we announced positive topline results from REVIVE-2. Iclaprim achieved the primary endpoint of non-inferiority of early clinical response at the early time point after start of study drug administration. Iclaprim was well tolerated in the study, with most adverse events categorized as mild.

•                  On September 15, 2017, we also announced that the FDA granted Orphan Drug Designation to iclaprim for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis. This designation grants special status to a drug or biologic under development to treat a rare disease or condition and qualifies the sponsor of the product for various development incentives, including tax credits for qualified clinical testing, waiver of user fees and potentially up to seven years of market exclusivity for the given indication, if approved.

In addition, on April 3, 2018, we announced the initiation of a rolling submission of a New Drug Application (NDA) to the U.S. Food & Drug Administration (FDA) for iclaprim. We commenced the submission before the end of the first quarter of 2018. We are expecting to complete and submit the full NDA during the second quarter of 2018. We also announced that we received correspondence from the FDA that a small business waiver has been granted for the NDA application fee which is typically due upon submission of an NDA under the Prescription Drug User Fee Act (PDUFA).  As a result, we did not have to pay a $2.4 million application fee for this NDA submission.

We believe that the ongoing developments continues to provide the basis for increased investor interest in us.  A summary of our financing activities are listed below.

On June 23, 2017, we raised $23.7 million of net proceeds, after deducting $1.7 million of issuance costs from a placement in the United Kingdom of 66,666,667 new ordinary shares at £0.30 per share.

On November 14, 2017, we and our subsidiary entered into a loan and security agreement with Hercules Capital, Inc. and certain of its affiliates (collectively, “Hercules”) for a term loan of up to $20 million. We refer to this loan and security agreement as the Hercules Loan Agreement. In connection with the Hercules Loan Agreement, we issued Hercules a warrant to purchase up to 73,452 ADSs at an exercise price of $9.53 per ADS, representing 3.5% warrant coverage of the total loan facility. The warrant may be exercised on a cashless basis, and is immediately exercisable through November 14, 2022. The number of ADSs for which the warrant is exercisable and the associated exercise price are subject to certain proportional adjustments as set forth in the warrant. We also agreed to file a resale registration statement to facilitate the resale of ADSs issuable under the warrant. Hercules has the right, in its discretion, to participate in any subsequent financing, such as an equity offering, in an amount up to $1 million.

The first tranche of $15 million was drawn immediately, with the remaining $5 million available upon the achievement of certain milestones anticipated in 2018, or at the Hercules’s discretion. The terms of the Hercules Loan Agreement include an initial interest-only period of 15 months, extendable to 21 months on the achievement of certain milestones, a 30-month capital and interest repayment period thereafter, and a floating interest rate of at least 10% tied to the US prime rate. The Hercules Loan Agreement is secured by substantially all of our property and that of our subsidiary, other than intellectual property.

The Hercules Loan Agreement subjects our subsidiary to various affirmative and restrictive covenants, including, but not limited to, financial reporting obligations, and certain limitations on indebtedness, liens (including a negative pledge on intellectual property), investments, distributions (including dividends), collateral, transfers, mergers or acquisitions, taxes, corporate changes, and deposit accounts. In addition, we are subject to certain restrictive covenants in connection with our grant of a guarantee of the obligations of our subsidiary and the pledge of our equity in our subsidiary. Compliance with these covenants may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders.

Additionally, we may be required to repay the entire amount of outstanding indebtedness under the term loan in cash if we fail to stay in compliance with our covenants or suffer some other event of default under the Hercules Loan Agreement. Under the Hercules Loan Agreement, an event of default will occur if, among other things: we fail to make payments under the Hercules Loan Agreement; we breach any of our covenants under the Hercules Loan Agreement, subject to specified cure periods with respect to certain breaches; there occurs an event that could reasonably be expected to have a material adverse effect on (i) our business, operations, properties, assets or financial condition, (ii) our ability to perform or satisfy our obligations under the Hercules Loan Agreement as they become due or Hercules’s ability to enforce its rights or remedies with respect to our obligations under the Hercules Loan Agreement, or (iii) the collateral or liens securing our obligations under the Hercules Loan Agreement; we or our assets become subject to certain legal proceedings, such as bankruptcy proceedings; we are unable to pay our debts as they become due; or we default on contracts with third-parties which would permit Hercules to accelerate the maturity of such indebtedness or that could have a material adverse effect on us. The sale of additional equity would result in additional dilution to our shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that would restrict our operations and impact our ability to conduct our business. If we are not able to secure adequate additional funding, we may be forced to make reductions in spending, extend payment terms with suppliers, sell assets where possible or suspend or curtail planned programs. In addition, lack of funding would limit any strategic initiatives to in-license or acquire additional product candidates or programs.

Cash Flows For Years Ended December 31, 2017, 2016 and 2015

	Year ended December 31,
	2017	2016	2015
	(in thousands, except share and per share data)
Net cash (used in) / provided by:
Operating activities	(37,435)	(27,942)	(7,998)
Financing activities	38,454	21,428	36,599
Effect of exchange rate changes on cash and cash equivalents	(197)	(251)	(11)
	822	(6,765)	28,590

Operating Activities

Net cash used in operating activities was $37.4 million for the year ended December 31, 2017, which reflects an operating loss of $38.0 million, primarily from the continuation of the clinical development of iclaprim and the commencement of commercialization activities.

Net cash used in operating activities was $27.9 million for the year ended December 31, 2016, which reflects an operating loss of $39.6 million, primarily from the continuation of the clinical development of iclaprim, offset by an $11.3 million increase in trade payables.

Net cash used in operating activities was $8.0 million for the year ended December 31, 2015, reflecting the commencement of clinical development of iclaprim.

Financing Activities

Net cash provided by financing activities amounts to $38.5 million for the year ended December 31, 2017.  This includes $23.7 million of net proceeds from the June 2017 equity issuance of 66,666,667 new ordinary shares at £0.30 per share and $14.4 million of net proceeds from a term loan borrowing under the November 2017 Hercules Loan Agreement.

Net cash provided by financing activities amounted to $21.4 million in the year ended December 31, 2016, resulting from our November 2016 offering as described further below.

On November 18, 2016, we announced the pricing of our underwritten U.S. offering and European placement, which were concurrently conducted, of 71,633,248 ordinary shares, comprised of 22,863,428 ordinary shares plus 2,438,491 ADSs (representing 48,769,820 ordinary shares at a 20 to 1 ratio).  We offered 48,769,820 ordinary shares in a U.S. firm commitment offering in the form of 2,438,491 American Depositary Shares or ADSs, together with warrants to purchase 1,219,246 ADS Warrants. Each ADS represents 20 of our ordinary shares and was sold together with 0.5 of an ADS Warrant in a fixed combination. Each full ADS Warrant is exercisable for one ADS at an exercise price of $8.03 per ADS, exercisable from the date of issuance until five years thereafter. In Europe, we offered in a concurrent placement on a best efforts basis 22,863,428 ordinary shares, together with warrants to purchase 11,431,714 ordinary shares. Each ordinary share was sold together with 0.5 of an Ordinary Share Warrant in a fixed combination. Each full Ordinary Share Warrant is exercisable for one ordinary share at an exercise price of £0.32 ($0.40), exercisable from the date of issuance until five years thereafter. The offering price of the ADSs and ADS Warrants in the U.S. offering was $6.98 per ADS and ADS Warrant combination, and the offering price of our ordinary shares and Ordinary Share Warrants in the European placement was £0.28 ($0.35) per ordinary share and Ordinary Share Warrant combination.

Net cash provided by financing activities was $36.6 million for the year ended December 31, 2015, resulting from (i) the issuance of promissory notes; (ii) our initial public offering on AIM, pursuant to which we issued 14,186,140 of our ordinary shares at a price of £0.20 ($0.30) per share; and (iii) our follow on offering on AIM, pursuant to which we issued 44,000,000 of our ordinary shares at a price of £0.50 ($0.79) per share.

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

On June 22, 2017, we announced that, at our General Meeting, our shareholders authorized our directors to (i) allot 66,666,667 ordinary shares related to the conditional placing of such shares on June 2, 2017 and (ii) allot shares up to an aggregate nominal amount of £876,262.58 with preemptive rights under section 560 of the Companies Act 2006 (“Act”) or £394,318.16 without preemptive rights under section 570 of the Act.

Critical Accounting Policies And Significant Judgments And Estimates

A description of our principal accounting policies, critical accounting estimates and key judgments is set out in Note 2 (“Significant accounting policies”) to our audited consolidated financial statements included by reference into this annual report.

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

F.             Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2017. Future events could cause actual payments to differ from these estimates.

At December 31, 2017	< 1 year $	Between 1 and 3 years $	Between 3 and 5 years $	Over 5 years $	Total
(in thousands)
Term loan principal and related payments(1)	1,521	12,456	5,288	—	19,265
Milestone payments	500	—	—	—	500
Total	2,021	12,456	5,288	—	19,765

(1)         The amounts include payments under the term loan agreement with Hercules Capital, Inc. for interest, principal and end or term charges.

The table above does not include trade and other payables of $10.9 million and derivative liability of $12.6 million as of December 31, 2017.  The timing of payments under our agreement with an independent contract research organization for clinical trials and with vendors for preclinical studies and other services and products for operating purposes are probable, estimable and expected to be fulfilled in 2018. The term loan obligations included principal of $15.0 million, interest expense over the full term of the loan of $3.9 million and an end of facility charge of $0.4 million.  The obligations do not include the remaining capacity and associated interest remaining under the credit facility.

As a result of our merger with Nuprim, we became a successor party to certain agreements related to iclaprim to the extent such agreements were properly assigned to Nuprim and its assignors, including the Sale and Purchase Agreement, dated September 13, 2013 by and between Acino Pharma AG, or Acino, and the Life Sciences Management Group, or LSM Group.

Under the Sale and Purchase Agreement, by and between Acino and LSM Group, we acquired the rights to purchase up to 613 kg of iclaprim active pharmaceutical ingredient, or API, which was manufactured mostly in 2008.  We have already purchased 100 kg, which was returned to, and reprocessed by, the original API manufacturer during October 2015. This reprocessed material was used to manufacture the clinical trial supplies for the REVIVE Phase 3 program. This agreement also provides that upon completion of any Phase 3 clinical study for iclaprim, we must pay to Acino an additional consideration of $0.5 million.

It is possible that it could be determined that we are a successor in interest to the Sale and Purchase Agreement, by and between F. Hoffman-LaRoche Ltd. And Hofmann-LaRoche Inc., together the La Roche Seller, and Arpida Ltd. dated June 1, 2011, the Hoffman-La Roche/Arpida Agreement; however, we do not believe we are a successor in interest to such agreement. Further, no rights in such agreement are necessary for us to complete our development and commercialization of our iclaprim product. In the event that it is determined that we are a successor in interest to such agreement, depending on various factors (the final drug composition, timing of our commercialization, country of sales) we may have a payment obligation of 1-5% of net sales of our iclaprim product for certain countries for a period of 10 years from the first commercial sale in such country(ies).

G.           Safe Harbor.

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Note Regarding Forward-Looking Statements.”

Item 6.         Directors, Senior Management and Employees.

A.            Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of March 31, 2018. Unless otherwise indicated, the current business addresses for our executive officers and non-employee directors is 125 Park Avenue 25th Floor, New York, NY 10017, United States.

Name	Age	Position
Executive Officers
Graham George Lumsden	58	Chief Executive Officer and Executive Director
Jonathan Gold (1)	45	Chief Financial Officer and Executive Director
David Huang	43	Chief Medical Officer
Non-Employee Directors
Richard Cecil Eversfield Morgan(3)	73	Non-Executive Chairman
Robert Bertoldi	63	Non-Executive Director
Charlotta Ginman(2)	52	Non-Executive Director
Zaki Hosny(3)	69	Non-Executive Director
Mary Lake Polan (4)	74	Non-Executive Director
Bruce Andrew Williams(2)(3)	63	Non-Executive Director
Dr. Craig T. Albanese(2)(4)	56	Non-Executive Director

(1) Effective February 2, 2018, Jonathan Gold assumed an executive role as Chief Financial Officer and is considered an Executive Director as of that date.

(2) Member of the Audit Committee.

(3) Member of the Remuneration Committee.

(4) Member of the Nomination Committee.

Executive Officers

Dr. Graham Lumsden has served as our Chief Executive Officer and Executive Director since May 2013. Prior to joining the Company, Dr. Lumsden was a senior executive at Merck & Co., Inc. (NYSE: MRK) (from 1985 to 2011), where he held various commercial worldwide leadership positions, with global responsibility for osteoporosis and then contraceptives. He also served as Chief Executive Officer of TieMed LLC (from 2012 to 2014), and as a principal of Carnethy Consulting LLC (from 2012 to 2014). Dr. Lumsden is a member of the Royal College of Veterinary Surgeons (MRCVS). He obtained a postgraduate diploma in marketing from the Chartered Institute of Marketing in London, United Kingdom in 1998, and his BVM&S in veterinary medicine and surgery from the Royal (Dick) School of Veterinary Studies in Edinburgh, Scotland in 1982.

Jonathan Gold was a co-founder of the Company and had served as a non-executive director since 2004. Effective February 2, 2018, Mr. Gold assumed an executive role as Chief Financial Officer.  Mr. Gold is a managing director of JEG Capital LLC, a family office and asset manager (since August 2012). Previously he was a portfolio manager for the Federated Kaufmann Funds (from 2004 to 2012). Prior to that, Mr. Gold was a partner at Amphion Capital Partners LLC (the predecessor to Amphion Innovations plc) (from 1996 to 2004) and Wolfensohn Partners (originally affiliates of James D. Wolfensohn Inc.) (from 1995 to 2004), where he was active in financing and growing early stage life sciences and information technology companies. Early in his career, Mr. Gold was a financial analyst for Prudential’s Realty Group (from 1995 to 1996), which managed over $10 billion in equity and mortgage real estate investments. Mr. Gold received his Bachelor of Science and MBA in Finance from New York University’s Stern School of Business. We believe that Mr. Gold is qualified to serve on our board of directors because of his extensive background in finance.

Dr. David Huang has served as our Chief Medical Officer since October 2014. Prior to joining the Company, Dr. Huang served as a clinical consultant for several start-up companies developing anti-infectives and as an attending physician in emergency medicine at the Veterans Affairs Medical Center in Houston, which he continues to do. Prior to his clinical consultant role, Dr. Huang served as the former Chief Medical Officer at ContraFect Corporation (NASDAQ: CFRX) (from 2011 to 2014), where he had responsibility for the development of biologic anti-infectives, including bacteriophage lysins and monoclonal antibodies. Dr. Huang also led drug development groups in anti-infectives at Pfizer Inc. (NYSE: PFE) (from 2008 to 2011) and Boehringer Ingelheim (from 2005 to 2008). Dr. Huang has 15 years of clinical, academic and research experience in medicine and in the subspecialty of infectious diseases. He served as a faculty member at Baylor College of Medicine and is currently an adjunct Assistant Professor at Rutgers New Jersey Medical School (since 2009). He is well versed in the design, execution and close out of Phase 1-3 clinical trials for both antibacterial and antiviral agents. Dr. Huang completed his medical school at the University of Texas at Houston Medical School, and completed his internship and residency in internal medicine at the University of Texas at Southwestern and fellowship in infectious diseases at Baylor College of Medicine.  He is board certified in both internal medicine and infectious diseases.

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

Robert Bertoldi has served as an executive director of the Company since November 2014. During 2017, Mr. Bertoldi transitioned to and currently is considered to be a non-executive director. He is also President and Chief Financial Officer of Amphion Innovations plc (since July 2014). Mr. Bertoldi was a founder President and Chief Financial Officer of Amphion Capital Partners LLC (the predecessor to Amphion Innovations plc) (from 1995 to 2004) and VennWorks LLC (from 1999 to 2016). Mr. Bertoldi is also a general partner of Amphion Partners LLC (formerly known as Wolfensohn Partners, LP) (since 1995). Prior to that, he served as Chief Financial Officer for James D. Wolfensohn, Inc. (from 1988 to 1995) and Hambro America Inc. (from 1982 to 1988). He began his career at KPMG and left as a manager in the investment services department. Mr. Bertoldi was a director of Axcess International, Inc. (OTCBB: AXSI.OB) from 2000 to 2013. Mr. Bertoldi received a B.A. in Accounting and Economics from Queens College, New York in 1976 and became a Certified Public Accountant in 1978. He is a member of the AICPA and NYSCPA. We believe that Mr. Bertoldi is qualified to serve on our board of directors because of his extensive background in finance and accounting.

Charlotta Ginman has served as a non-executive director of the Company since April 2015. As a fellow of the Institute of Chartered Accountants in England and Wales, Ms. Ginman is Chair of the Audit Committee. She is a non-executive Director and Chair of the Audit Committee of Polar Capital Technology Trust plc, Pacific Assets Trust plc and Keywords Studios plc. She is also a non-executive Director of Consort Medical plc and Unicorn AIM VCT plc. Ms. Ginman has held senior positions in the investment banking and technology/telecom sectors. As three out of Ms. Ginman’s six non-executive directorships are with quoted investment companies that involve less time commitment than trading companies, Ms. Ginman is able to devote sufficient time to all of her appointments. Ms. Ginman also holds a MSc. in Economics from the Swedish School of Economics and Business Administration in Helsinki. We believe that Ms. Ginman is qualified to serve on our board of directors because of her substantial experience in financial and operational management gained during her career.

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

Dr. Craig T. Albanese has served as a non-executive director of the Company since May 2017. Dr. Albanese has 25 years of clinical and administrative experience focusing on children and women’s health, primarily in the Stanford Children’s Hospital, New-York Presbyterian Hospital, Morgan Stanley Children’s Hospital and the Sloane Hospital for Women. He is currently Senior Vice President and Chief Operating Officer at New York-Presbyterian/Morgan Stanley Children’s Hospital and Sloane Hospital for Women. He has had a distinguished clinical career to date having published 161 peer review articles, contributed 57 book chapters, and risen to Professor of Surgery in Pediatrics, Obstetrics and Gynecology. He has combined his clinical career with success in hospital administrative positions where he has had a pivotal role in setting up networks of physicians, support, and educational services across a number of hospitals and medical institutions to provide integrated clinical and support services for increasing numbers of patients in a very cost effective way. After receiving his medical degree from SUNY-Health Science Center in Brooklyn, Dr. Albanese was a resident, and later, chief resident in general surgery at Mount Sinai Medical Center. Following his residency, he completed pediatric general surgery and critical care/research fellowships at Children’s Hospital of Pittsburgh. He also holds a Master’s in Business Administration from the Leavey School of Business at Santa Clara University. As a medical doctor and a hospital executive, Dr. Albanese brings important physician and hospital administration perspective in evaluating and overseeing our performance and strategic direction.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Arrangements with Major Shareholders, Customers, Supplies or Others.

There are no arrangements or understandings with any major shareholder, customer, supplier or other, pursuant to which any person referred to above was selected as a director or member of senior management.

B.            Compensation.

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us to our current directors and executive officers for services provided in all capacities to us for the year ended December 31, 2017.  For additional detail regarding the compensation offered to our directors and executive officers, please see “Item 7.B. Related Party Transactions — Agreements with Directors, Executive Officers and Others.”

Name	Salaries and Fees ($)	Bonuses ($)	Social Security ($)	Total ($)
Executive Officers:
Graham Lumsden(1)	425,000	127,500	15,499	567,999
Chief Executive Officer and Director
Robert Dickey(2)	307,693	—	12,348	320,041
Chief Financial Officer
David Huang(1)	400,000	142,000	14,919	556,919
Chief Medical Officer

Non-Employee Directors:
Richard Cecil Eversfield Morgan(3)	113,500	—	—	113,500
Non-Executive Chairman
Dr. Craig T. Albanese	38,333	—	—	38,333
Non-Executive Director
Robert Bertoldi(4)	125,000	—	9,563	134,563
Non-Executive Director
Charlotta Ginman(5)	67,279	—	—	67,279
Non-Executive Director
Jonathan Gold(6)	194,004	—	—	194,004
Non-Executive Director
Zaki Hosny	63,000	—	—	63,000
Non-Executive Director
Mary Lake Polan	60,000	—	—	60,000
Non-Executive Director
Bruce Andrew Williams	64,000	—	—	64,000
Non-Executive Director

(1)         On February 28, 2018, Dr. Lumsden and Dr. Huang were awarded cash bonuses of $127,500 and $142,000, respectively, for services provided in 2017.  A portion, or $42,500 and $42,000, respectively, are contingent upon achieving certain operational milestones in 2018.  Dr. Lumsden received a separate supplemental bonus of $50,000 that is also contingent upon operational milestones in the first half of 2018. In addition to the compensation listed above, Dr. Lumsden and Dr. Huang both received $7,950 in employer provided 401k pension contributions during 2017.

(2)         Mr. Dickey, our former Chief Financial Officer, resigned from the Company effective February 2, 2017.

(3)         Mr. Morgan was awarded a bonus of £100,000 pounds sterling by the Board of Directors in March 2017 for services provided in 2016.

(4)         Mr. Bertoldi received $6,075 in employer provided 401k pension contributions during 2017.

(5)         Ms. Ginman’s compensation for 2017 was £52,195 or US $67,279 based on an average exchange rate of 1.289 for the period.

(6)         Mr. Gold received $194,004 in 2017 for services provided under a consulting agreement with the Company.

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

Outstanding Equity Awards, Grants and Option Exercise

The table below sets out information on outstanding options to purchase ordinary shares held by our current directors and executive officers as of December 31, 2017.

	January 1,		December 31,	Exercise	Grant	Expiry
	2017	Granted	2017	price	date	date

Richard Morgan	73,215	—	73,215	$0.70	1/1/10	1/1/20
Non-Executive Chairman	6,179	—	6,179	$0.70	1/1/11	1/1/21
	502,950	—	502,950	$0.14	12/4/14	12/4/24
	582,344	—	582,344

Craig Albanese	—	100,000	100,000	$0.44	5/4/17	5/4/27
Non-Executive Director	—	100,000	100,000

Robert Bertoldi	53,887	—	53,887	$0.70	1/1/10	1/1/20
Non-Executive Director	251,475	—	251,475	$0.14	12/4/14	12/4/24
	305,362	—	305,362

Charlotta Ginman	251,475	—	251,475	$0.14	12/4/14	12/4/24
Non-Executive Director	251,475	—	251,475

Jonathan Gold (2)	73,502	—	73,502	$0.70	1/1/10	1/1/20
Non-Executive Director	5,964	—	5,964	$0.70	1/11/11	1/11/21
	251,475	—	251,475	$0.14	12/4/14	12/4/24
	330,941	—	330,941

Zaki Hosny	53,888	—	53,888	$0.70	6/18/09	6/18/19
Non-Executive Director	14,370	—	14,370	$0.70	1/1/10	1/1/20
	2,587	—	2,587	$0.70	1/1/11	1/1/21
	107,774	—	107,774	$0.14	1/30/13	1/30/23
	251,475	—	251,475	$0.14	12/4/14	12/4/24
	430,094	—	430,094

Graham Lumsden (2)	574,800	—	574,800	$0.14	5/25/13	5/25/23
Chief Executive Officer and Executive Director	2,874,000	—	2,874,000	$0.14	12/4/14	12/4/24
	—	1,000,000	1,000,000	$0.33	2/7/17	2/7/27
	—	700,000	700,000	$0.33	2/7/17	2/7/27
	3,448,800	1,700,000	5,148,800

Mary Lake Polan	67,036	—	67,036	$0.70	1/1/10	1/1/20
Non-Executive Director	5,461	—	5,461	$0.70	1/1/11	1/1/21
	251,474	—	251,474	$0.14	12/4/14	12/4/24
	323,971	—	323,971

Bruce Williams	67,252	—	67,252	$0.70	1/1/10	1/1/20
Non-Executive Director	28,740	—	28,740	$0.70	1/16/10	1/16/20
	71,850	—	71,850	$0.70	11/15/10	1/16/20
	2,802	—	2,802	$0.70	1/1/11	1/1/21
	251,474	—	251,474	$0.14	12/4/14	12/4/24
	422,118	—	422,118

Robert Dickey IV (1)
Chief Financial Officer	—	1,500,000	1,500,000	$0.31	1/17/17	1/17/27
	—	600,000	600,000	$0.33	2/7/17	2/7/27
	—	2,100,000	2,100,000

David Huang (2)	718,500	—	718,500	$0.14	12/4/14	12/4/24
Chief Medical Officer	100,000	—	100,000	$0.73	6/02/15	6/02/25
	—	1,000,000	1,000,000	$0.33	2/7/17	2/7/27
	818,500	1,000,000	1,818,500

(1)         Mr. Dickey, our former Chief Financial Officer, resigned from the Company effective February 2, 2018.  Equity awards outstanding as of December 31, 2017 were forfeited.

(2)         On February 28, 2018, Dr. Lumsden was awarded an option to purchase 3,000,000 ordinary shares at £0.361 per share.  The award vests over a four-year period, 2,000,000 of which are based on meeting certain performance targets.  Mr. Gold was awarded an option to purchase 1,000,000 ordinary shares at £0.361 per share. A portion of the award, 750,000 options, vests over a four-year period and are based on meeting certain performance targets.  The remaining options will vest over a 12-month period beginning at the end of his interim assignment.  Dr. Huang was awarded an option to purchase 750,000 ordinary shares at £0.361 per share.  The award vests over a four-year period.

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

•                  the maximum total number of shares that may be issued under the Share Option Plan is 18,000,000 and such share options shall consist of authorized but unissued or reacquired shares or any combination thereof;

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

C.            Board Practices.

Our board of directors consists of nine members at December 31, 2017, including at that time, a non-executive chairman, an executive director and seven non-executive directors. The following table sets forth the names of our directors and the years of their initial appointment as directors.

Name	Current Position	Year of Initial Appointment
Richard Cecil Eversfield Morgan(1)	Non-Executive Chairman	2004
Graham Lumsden	Executive Director	2013
Charlotta Ginman(2)	Non-Executive Director	2015
Jonathan Gold	Non-Executive Director	2004
Zaki Hosny(1)	Non-Executive Director	2006
Mary Lake Polan(3)	Non-Executive Director	2004
Bruce Williams(1) (2)	Non-Executive Director	2004
Robert Bertoldi	Non-Executive Director	2014
Dr. Craig T. Albanese(2)(3)	Non-Executive Director	2017

(1) Member of Remuneration Committee.

(2) Member of Audit Committee.

(3) Member of Nomination Committee.

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

•                  We do not follow NASDAQ’s requirement that our board of directors consist of a majority of “independent” directors (as defined by NASDAQ rules), or that our board committees are comprised of entirely independent directors; although our audit committee consists of entirely independent directors (as required by Rule 10A-3 of the Exchange Act).

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

Director Independence

Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our board of directors has determined that each of Charlotta Ginman, Mary Lake Polan, Dr. Craig Albanese and Bruce Williams, representing four of our nine directors, is independent under the applicable rules and regulations of NASDAQ. In making such determinations, the board of directors considered the relationships that each such non-employee director has with us and all other facts and circumstances the board of directors deemed relevant in determining their independence.

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

Audit Committee

Currently, the members of our audit committee are Charlotta Ginman (Chair), Craig T. Albanese and Bruce Williams. The audit committee meets at least three times a year. The audit committee met six times in 2017.

Our board of directors has determined that Ms. Ginman, Dr. Albanese and Mr. Williams are independent under Rule 10A-3 of the Exchange Act and the applicable listing requirements of NASDAQ.  Each audit committee member satisfies the other listing requirements of NASDAQ for audit committee membership. Our board of directors has also determined that Charlotta Ginman qualifies as an “audit committee financial expert,” as such term is defined by the SEC, and that Ms. Ginman has the requisite level of financial sophistication required by the continued listing standards of NASDAQ.

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

Remuneration Committee

The current members of our remuneration committee are Zaki Hosny (Chair), Richard Morgan, and Bruce Williams. The remuneration committee met eleven times in 2017.  Our board of directors has determined that Mr. Williams is independent under the applicable listing requirements of NASDAQ.  The remuneration committee is responsible for making recommendations to our board of directors, within agreed terms of reference, on our framework of executive remuneration and cost. The committee determines the contract terms, remuneration, and other benefits for each of our executive directors, including performance related bonus schemes and pension rights.

Nomination Committee

As of the date of this Annual Report, Mary Lake Polan and Dr. Craig Albanese are the members of our nomination committee. Our board of directors determined that Ms. Polan and Dr. Albanese are independent under the applicable listing requirements of NASDAQ.  Ms. Polan is the chair of the committee. The nomination committee met one time in 2017.  The nomination committee monitors the size and composition of the board of directors and the other committees and is responsible for identifying suitable candidates to join our board of directors. Dr. Craig Albanese was appointed to the nomination committee on April 9, 2018.

Code Of Business Conduct And Ethics

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. A copy of the Code of Conduct is available on our website at www.motifbio.com.

D.            Employees.

As of December 31, 2017, we had eight employees, seven based in the United States and one based in the United Kingdom. We consider our labor relations to be good.

E.            Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B. Compensation” and “Item 7.A. Major Shareholders.”

Item 7.         Major Shareholders and Related Party Transactions

A.            Major shareholders. -

The following table presents information relating to the beneficial ownership of our ordinary shares as of March 1, 2018.

The number of ordinary shares beneficially owned by each entity, person, executive officer or director is determined in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rules, beneficial ownership includes any ordinary shares over which the individual has sole or shared voting power or investment power as well as any ordinary shares that the individual has the right to acquire within 60 days of March 1, 2018 through the exercise of any option or other right. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares held by that person.

Ordinary shares that a person has the right to acquire within 60 days of March 1, 2018 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. The percentage of beneficial ownership of our ordinary shares is based on an aggregate of 264,097,872 shares outstanding as of March 1, 2018. As of March 1, 2018, we believe approximately 18.7% of our ordinary shares, are held by 34 record holders in the United States. None of our major shareholders have different voting rights than other shareholders.

Unless otherwise indicated, the current business address for each executive officer and director named below is 125 Park Avenue 25th Floor, New York, NY 10017, United States.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Total	Percent (%)
5% Shareholders
Invesco Asset Management Limited(1)	76,373,260	27.77%
Amphion Group(2)	37,150,645	14.07%
Bank of America Merrill Lynch(3)	18,674,188	7.07%
Sand Grove Capital Management LLP(4)	13,257,448	5.02%
Executive Officers and Directors
Graham George Lumsden(5)	3,964,742	1.48%
Robert Bertoldi(6)	37,517,258	14.19%
David Huang(7)	1,162,250	*
Richard Cecil Eversfield Morgan(8)	37,923,905	14.36%
Charlotta Ginman(9)	376,475	*
Jonathan Gold(10)	479,549	*
Zaki Hosny(11)	645,644	*
Mary Lake Polan(12)	336,971	*
Bruce Andrew Williams(13)	527,468	*
Craig Albanese(14)	22,917	*
All Current Executive Officers and Directors as a Group (10 persons)(15)	45,806,534	16.85%

*                                       Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)                               Invesco Asset Management Limited as agent for and on behalf of its discretionary managed clients. The number includes 65,465,260 shares and warrants to exercise 10,908,000 shares. The principal address of Invesco Asset Management is Perpetual Park, Perpetual Park Drive, Henley-on-Thames, R69 1HH, United Kingdom.

(2)                               This number includes 37,150,645 shares held by Amphion Innovations plc (of which 36,371,625 shares are pledged as collateral under a loan facility). The maturity date of the loan under which shares held by Amphion Innovations plc are pledged is December 15, 2018. The principal address of the Amphion Group is Fort Anne, Douglas, Isle of Man, IM1 5PD.

(3)                               This information is based on information contained in a TR-1 Notification sent to us on January 12, 2018 by Bank of America Corporation disclosing an indirect voting interest in our ordinary shares. The principal address of Bank of America Merrill Lynch is 2 King Edward Street, London, EC1A 1HQ, United Kingdom.

(4)                               This information is based on information contained in a TR-1 Notification sent to us on October 5, 2017 by Sand Grove Capital Management LLP disclosing a cash-settlement equity contract for difference. The principal address of Sand Grove Capital Management LLP is 35 Dover Street, 4th Floor, London W1S 4NQ.

(5)                               This number consists of 3,964,742 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2018.

(6)                               This number includes 305,362 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2018, and also includes the ordinary shares beneficially owned by the Amphion Group, of which Mr. Bertoldi may be deemed to be a beneficial owner.

(7)                               This number represents 1,162,250 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2018.

(8)                               This number includes 582,344 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2018, and also includes the ordinary shares beneficially owned by the Amphion Group, of which Mr. Morgan may be deemed to be a beneficial owner.

(9)                               This number includes 251,475 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2018.

(10)                        This number includes 330,941 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2018.

(11)                        This number includes 430,094 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2018.

(12)                        This number includes 323,971 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2018.

(13)                        This number includes 422,118 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2018.

(14)                        This number includes 22,917 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2018.

(15)                        This number includes 7,796,214 ordinary shares that are issuable to our officers and directors pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2018 and also includes 37,150,645 ordinary shares that are beneficially owned by the Amphion Group, of which Mr. Bertoldi and/or Mr. Morgan may be deemed to be a beneficial owner.

B.            Related Party Transactions.

Since January 1, 2017, we have engaged in the following transactions with our directors, executive officers and holders of 5% or more of our ordinary shares, and affiliates of our directors, executive officers and holders of more than 5% of our ordinary shares. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in transactions with unrelated third-parties.

Transactions with Amphion Innovations plc and Amphion Innovations US, Inc.

At December 31, 2017, Amphion Innovations plc and its wholly owned subsidiary, Amphion Innovations US, Inc., or collectively, the Amphion Group owned 14.10% of the issued ordinary shares in Motif Bio plc. In addition, the Amphion Group previously provided funding for the activities of Motif BioSciences Inc. through the issue of convertible interest bearing loan notes, which were converted to shares in December 2016. Richard Morgan and Robert Bertoldi were directors of both the Company and Amphion Innovations plc in the period. Transactions between us and the Amphion Group are disclosed below:

Advisory And Consultancy Agreement With Amphion Innovations US, Inc. And Shared Office Space

On April 1, 2015, the Group entered into an Advisory and Consultancy Agreement with Amphion Innovations US, Inc. The consideration for the services is $120,000 per annum. The agreement was amended in December 2016 so that either party may terminate the agreement at any time, for any reason, upon giving the other party ninety-days advance written notice. The Group paid $120,000 to Amphion Innovations US, Inc. during each year ending December 31, 2017 and 2016 in accordance with the terms of the agreement. As of the date of this annual report, the agreement continues to be in force.

Consultancy Agreement With Amphion Innovations plc

On April 1, 2015, the Group entered into a Consultancy Agreement with Amphion Innovations plc for the services of Robert Bertoldi, an employee of Amphion Innovations plc. The consideration for his services was $5,000 per month. On November 1, 2015, the consideration was increased to $180,000 per annum. On July 1, 2016, the consideration decreased to US $75,000 per annum. The agreement was for an initial period of 12 months and would automatically renew each year on the anniversary date unless either party notifies the other by giving ninety-days written notice prior to expiration. The agreement was amended in December 2016 so that either party may terminate the agreement at any time, for any reason, upon giving the other party ninety days advance written notice. In July 2017, the Group amended the consulting agreement with Amphion Innovations plc to increase the annual consideration to $125,000 to better reflect Robert Bertoldi’s time commitment to the Group with an effective date of January 1, 2017.

Consultancy Agreement With Amphion Innovations US, Inc.

On September 7, 2016, the Group entered into a Consultancy Agreement with Amphion Innovations US, Inc., pursuant to which Amphion Innovations US, Inc. will provide consultancy services in relation to the Group’s obligations as a NASDAQ listed company. The consideration for the services was $15,500 per month. The agreement was for an initial period of 12 months, after which the agreement will terminate automatically unless renewed by the parties by mutual agreement. The agreement was not extended past the initial term.  The Group paid $170,500 and $19,633 during the years ended December 31, 2017 and 2016 in accordance with the terms of the agreement.

Agreements with Directors, Executive Officers and Others

Service Agreement with Graham Lumsden

On April 1, 2015, we entered into a service agreement with Graham Lumsden pursuant to which Dr. Lumsden is employed as our Chief Executive Officer on a full-time basis. Under the terms of the agreement Dr. Lumsden received an initial gross annual salary of $360,000. In February 2016, our board of directors increased Dr. Lumsden’s gross annual salary to $425,000. Effective January 1, 2018, Dr. Lumsden’s annual salary was increased to $446,250. Dr. Lumsden is eligible to participate in the Company’s discretionary annual bonus program in an amount to be determined by the board of directors in its absolute discretion. The agreement contains customary confidentiality, non-competition and non-solicitation provisions

Dr. Lumsden is employed by us on a permanent contract and his employment will continue until terminated by either party giving notice to the other as follows:

•                  for the first two years of the employment, Dr. Lumsden’s employment can be terminated by one party giving the other three months’ notice of termination of the agreement; and

•                  thereafter Dr. Lumsden’s employment can be terminated by one party giving the other six months’ notice. In addition, we may terminate Dr. Lumsden’s employment without notice in certain circumstances by making a payment to Dr. Lumsden in lieu of notice, which payment will be equal to the portion of his annual salary due him for the duration of the notice period. The agreement also contains garden leave provisions which can be utilized in event that Dr. Lumsden’s employment is terminated by us.

Employment Agreements with Robert Dickey IV and Dr. David Huang

Employment Agreement with Robert Dickey IV

On January 16, 2017, our subsidiary, Motif BioSciences Inc., entered into an employment agreement with Mr. Dickey, our former Chief Financial Officer. Under the terms of the agreement, Mr. Dickey received a base salary of $320,000 per year, subject to upward or downward adjustment from time to time in the Company’s discretion. He was also granted a stock option award of 1,500,000 shares that vest over four years. The employment agreement contains customary confidentiality, non-competition and non-solicitation provisions.

Employment Agreement with David Huang

On May 1, 2015, our subsidiary, Motif BioSciences Inc., entered into an employment agreement with Dr. Huang, our Chief Medical Officer. Under the terms of the agreement, Dr. Huang received a base salary of $300,000 per year, subject to upward or downward adjustment from time to time in the Company’s discretion. Effective January 1, 2016, our board of directors increased Dr. Huang’s base salary to $400,000. Effective January 1, 2018, Dr. Huang’s base salary was increased to $420,000. Dr. Huang is eligible to participate in the Company’s discretionary annual bonus program in an amount to be determined by the board of directors. He is also eligible to participate in any and all group health, disability insurance, life insurance, incentive, savings, retirement, and other benefit plans which are made generally available to similarly-situated employees of the Company. The employment agreement contains customary confidentiality, non-competition and non-solicitation provisions.

Payments To Be Made Upon Termination Of Employment

The employment agreement with and Dr. Huang provide that employment will be considered “at will” in nature and, accordingly, either the Company or the employee may terminate employment agreements and employee’s employment at any time and for any reason, with or without cause or prior notice. The employment agreement also provide that if the employee’s employment with the Company is terminated by the Company without “Cause” or by the employee with “Good Reason” (subject to a notice and cure period provided for in the agreement) prior to or upon the second anniversary of the effective date of the employment agreement, the employee will be entitled to receive upon such termination: (i) any accrued but unused vacation pay; (ii) any earned but unpaid annual salary; and (iii) subject to the employee’s execution of a general release of the Company, an amount equal to three months of his then-current annual salary.

Under the employment agreement, if Dr. Huang’s employment with the Company is terminated by the Company without Cause following the second anniversary of the effective date of the employment agreement, the employee will be entitled to receive upon such termination: (i) any accrued but unused vacation pay; (ii) any earned but unpaid annual salary; and (iii) subject to the employee’s execution of a general release of the Company, an amount equal to three months of his then-current annual salary, plus one additional month of his then-current annual salary for each full year of employment with the Company, up to a maximum of nine additional months above the three-month initial entitlement, which will be paid in twelve substantially equal monthly installments commencing with the first regular payroll of the Company following his execution of the general release.

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

Consultancy Agreement for Peter Meyers

On January 16, 2017, we entered into a consulting agreement with Peter Meyers, our former Chief Financial Officer. Under the agreement, Mr. Meyers will provide services for a three-month period to facilitate the transition of his prior duties as the Chief Financial Officer to our new Chief Financial Officer. He will be paid $30,000 for the first month of services and $10,000 for the second and third month of services. Additionally, provided the consulting services are performed, the vesting on 740,934 of the stock options granted on April 21, 2016 will be accelerated as of May 1, 2017. Mr. Meyers has until December 31, 2018 to exercise such options.

Consultancy Agreement for Robert Dickey IV

On February 2, 2018, Robert Dickey IV resigned as our Chief Financial Officer.  As of the same date, we entered into a consulting agreement with Mr. Dickey for a period of five months to facilitate the transition of duties as Chief Financial Officer.  Compensation to be paid to Mr. Dickey under the agreement is $26,666 per month.

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

On April 7, 2017, the Group entered into a new consultancy agreement with Jonathan Gold, a member of the Group’s Board of Directors. Under the terms of this agreement, Mr. Gold received a fixed fee of $16,167 per month for strategic financial expert advice and guidance. The term of this agreement was twelve months, commencing January 1, 2017. The term of the agreement would automatically renew each month following the initial term, as long as either party did not provide notice to the other party of its election not to continue to renew the agreement with at least 30-days advance notice.  In connection with Mr. Gold assuming the executive role as Chief Financial Officer of February 2, 2018, this agreement was suspended as of December 31, 2017.

Non-Executive Directors’ Letters Of Appointment

With the exception of Robert Bertoldi whose services are to be provided by Amphion Innovations plc as described above, each of our non-executive directors, being Richard Morgan, Charlotta Ginman, Jonathan Gold, Zaki Hosny, Mary Lake Polan and Bruce Williams, entered into a letter of appointment with us on April 1, 2015, pursuant to which they each agreed to act as non-executive directors. Jonathan Gold performed services for us under a consultancy agreement in 2016 and 2017, as described above.  Effective February 2, 2018, Mr. Gold assumed an executive role as Chief Financial Officer.

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

Effective January 1, 2016, Richard Morgan receives a fee of US $107,000 per annum for his participation as our non-executive Chairman and US $6,500 per annum for his participation on the Remuneration Committee. Each of the other non-executive directors, except Jonathan Gold and Robert Bertoldi, receives a fee of US $50,000 per annum for their services as a non-executive director. The Audit Committee chair and member receives US $15,000 and US $7,500, respectively.  The Remuneration Committee chair and member receives US $12,500 and US$ 6,500, respectively.  The Nominating Committee chair and member receives US $10,000 and US $5,000, respectively.

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

B.            Significant Changes.

There have been no significant changes since December 31, 2017.

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

Nasdaq Capital Market

	Per ADS
	High	Low
	US $	US $
Annual
2016 (beginning November 23, 2016)	6.40	5.25
2017	13.75	5.36
Quarterly
Fourth Quarter 2016	6.40	5.25
First Quarter 2017	6.69	5.36
Second Quarter 2017	11.00	6.09
Third Quarter 2017	9.71	6.84
Fourth Quarter 2017	13.75	8.08
Month Ended:
September 2017	9.71	6.84
October 2017	13.75	9.59
November 2017	10.80	8.08
December 2017	10.81	8.46
January 2018	11.52	10.01
February 2018	11.50	9.25
March 2018 (through March 1, 2018)	9.65	9.33

	Per ADS Warrant
	High	Low
Annual
2016 (beginning November 23, 2016)	1.50	0.89
2017	9.94	1.12
Quarterly
Fourth Quarter 2016	1.50	0.89
First Quarter 2017	1.55	1.12
Second Quarter 2017	4.18	1.41
Third Quarter 2017	4.90	1.50
Fourth Quarter 2017	9.94	2.49
Month Ended:
September 2017	4.90	1.70
October 2017	9.94	3.30
November 2017	4.60	3.00
December 2017	4.57	2.49
January 2018	4.79	3.83
February 2018	5.00	4.28
March 2018 (through March 1, 2018)	4.24	4.20

AIM Market of the London Stock Exchange

Period	High	Low
	£	£
Annual
2015 (beginning April 2, 2015)	.76	.25
2016	.67	.21
2017	.52	.23
Quarterly
First Quarter 2016	.47	.36
Second Quarter 2016	.56	.38
Third Quarter 2016	.67	.42
Fourth Quarter 2016	.53	.21
First Quarter 2017	.28	.23
Second Quarter 2017	.45	.25
Third Quarter 2017	.36	.25
Fourth Quarter 2017	.52	.30
Month Ended
September 2017	.36	.26
October 2017	.52	.35
November 2017	.41	.30
December 2017	.41	.32
January 2018	.44	.36
February 2018	.38	.33
March 2018 (through March 1, 2018)	.36	.35

On March 1, 2018 the closing price of the ADSs on NASDAQ was $9.45 per ADS, and the last reported closing price of the ordinary shares on AIM was £.36 per share.

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

The Hoffmann-La Roche/Arpida Agreement provides that the Hoffmann-La Roche Seller will be entitled to receive a royalty of 1 to 5% of net sales of a Drug (as defined in such agreement), such amount depending on various factors (e.g., the final drug composition, timing of commercialization, country of sales). While we do not believe we are a successor to such agreement and it is unlikely our iclaprim product would fit the factors requiring payment under such agreement, if it were determined that we are a successor in interest to the Hoffman-La Roche/Arpida Agreement and our iclaprim product is determined to fit the criteria of being a Drug as defined in such agreement, we could have a payment obligation of 1 to 5% of net sales of our iclaprim product for certain countries for a period of ten years from first commercial sale in such country.  In addition, pursuant to a Sale and Purchase Agreement with Acino Pharma AG (Acino), we are obligated to pay Acino $500,000 upon completion of any iclaprim Phase 3 clinical study.

Ongoing Obligations Related to Our Initial Offering in the United States

In connection with our initial offering in the United States, we agreed to pay to H.C. Wainwright & Co., LLC (“Wainwright”), a cash fee equal to 5% of the gross proceeds from any exercise of the ADS Warrants issued as part of such offering, provided that such fee shall be 2% of gross proceeds in connection with any exercise of the ADS Warrants by Invesco.

We also agreed to pay Wainwright a tail fee equal to the cash compensation percentage paid in connection with our initial offering in the United States, if any investor introduced to us by Wainwright with whom we have had an in person meeting or conference call arranged during the term of its engagement provides us with further capital in any public or private offering in the United States of our equity securities (excluding debt securities, even if convertible into equity securities) during the twelve-month period following the expiration or termination of the term of Wainwright’s engagement, subject to certain limitation and exclusions.

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

The Finance Act 2016 includes legislation pursuant to which a U.K. resident individual shareholder will no longer be entitled to a tax credit on dividends paid after April 5, 2016 nor be taxed on a grossed-up amount of those dividends. Instead, a dividend allowance of £5,000 per tax year will apply regardless of the tax rate band of the individual shareholder (reduced to £2,000 for dividends received for the tax year 2018-2019 and subsequent years). Dividends falling within this allowance will not be subject to income tax. If an individual shareholder receives dividends in excess of this allowance in a tax year, the excess will be taxed at the following rates:

•                  Individual shareholders liable to income tax at no more than the basic rate—7.5% (the “dividend ordinary rate”);

•                  Individual shareholders liable to income tax at the higher rate—32.5% (the “dividend higher rate”); and

•                  Individual shareholders liable to income tax at the additional rate—38.1% (the “dividend additional rate”).

The annual dividend allowance available to individuals will not be available to U.K. resident trustees of a discretionary trust. From April 6, 2016, U.K. resident trustees of a discretionary trust in receipt of dividends are liable to income tax at a rate of 38.1%, which mirrors the dividend additional rate (the first £1,000 is taxed at a reduced rate of 7.5%).

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

Taxation Of Capital Gains On Disposals Of ADSs, Ordinary Shares or Warrants

U.K. Shareholders and Warrantholders

Shareholders or warrantholders who are resident in the United Kingdom, and individual shareholders or warrantholders who are temporarily non-resident and subsequently resume residence in the United Kingdom within a certain time, may, depending on their circumstances and the availability of applicable exemptions or reliefs (including, for example, the annual exempt amount for individuals and indexation allowance for corporate shareholders or warrantholders (with effect from January 1, 2018, the indexation allowance is restricted to the retail price index for December 2017)), be liable to U.K. taxation on chargeable gains in respect of gains arising from a sale or other disposal (or deemed disposal) of their ADSs, ordinary shares or Warrants.

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

U.S. Holders

Distributions

As noted above, the Company does not anticipate making distributions on the ADSs and ordinary shares in the foreseeable future. In the event the Company does make distributions, any such distributions will be treated as U.S.-source dividends includible in the gross income of a U.S. Holder as ordinary income to the extent of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent the amount of a distribution exceeds the Company’s current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares and thereafter as gain from the sale of such shares. Subject to applicable limitations and requirements, dividends received on the ADSs or ordinary shares generally should be eligible for the “dividends received deduction” available to corporate shareholders. A dividend paid by the Company to a non-corporate U.S. Holder generally will be eligible for preferential rates if certain holding period requirements are met.

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

The carrying amounts of foreign currency denominated monetary net assets at the reporting date are as follows:

	2017	2016
	US $	US $
Sterling - Cash	461,857	17,795

At December 31, 2017,  a change in foreign currency exchange rates is not expected to have a significant impact on the profit or losses of the Group.

Interest rate risk

The Group’s exposure to interest rate risk is limited to interest earned on the cash and cash equivalent balance of $22.7 million and its financing exposures on the Hercules loan, which has an initial interest rate of 10% tied to the U.S. prime rate. A change in interest rates is not expected to have a significant impact on the profit or losses of the Group.

Capital risk management

The directors define capital as the total equity of the Company.  The directors’ objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal structure to reduce the cost of capital.  In order to maintain an optimal capital structure, the directors may adjust the amount of dividends paid to shareholders, return capital to shareholders, and/or issue new shares to reduce debt.

Item 12.  Description of Securities Other than Equity Securities.

A.            Debt Securities.

Not applicable.

B.            Warrants and Rights.

Not applicable.

C.            Other Securities.

Not applicable.

D.            American Depositary Shares.

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent 20 ordinary shares (or a right to receive 20 shares) deposited with The Bank of New York Mellon, as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at 225 Liberty Street, New York, New York 10286.

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

Not applicable.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). As of December 31, 2017, our management assessed the effectiveness of our internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. In connection with this assessment, we identified the following material weaknesses in internal control over financial reporting as of December 31, 2017.

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

These control deficiencies resulted in the misclassification of derivative liabilities in the statement of financial position. In addition, these control deficiencies resulted in immaterial audit adjustments to increase our trade and other payables as of December 31, 2016.  Additionally, these control deficiencies could result in a misstatement of account balances or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected. Accordingly, our management has determined that these control deficiencies constitute material weaknesses.

Based on its assessment, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2017.

Management’s Remediation Initiatives

In an effort to remediate the identified material weaknesses and to enhance our overall control environment, we are planning on making substantial changes in our internal control over financial reporting in the ensuing periods.  We are a small publicly-traded entity that has had limited resources to build out our finance and accounting functions.

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

•                  In September 2017, we hired a Corporate Controller with considerable financial management and reporting experience at biopharmaceutical companies, including public companies listed on the NASDAQ Capital Market.

•                  We have implemented a new accounting software package that is maintained on a third-party computer server. We will continue to utilize the accounting software as we augment our policies and procedures as it related to financial reporting.

•                  We implemented processes to support a more streamlined initiation, processing, authorization and approval of transactions within the payables process.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the company’s registered public accounting firm due a transition period established by rules of the Securities and Exchange commission for emerging growth companies.

Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 15T. Controls and Procedures.

Not applicable.

Item 16. Reserved.

Item 16A.                 Audit Committees Financial Expert.

Our board of directors has determined that Ms. Ginman, Dr. Albanese and Mr. Williams are independent under Rule 10A-3 of the Exchange Act and the applicable listing requirements of NASDAQ. Each member of our audit committee satisfies the other listing requirements of NASDAQ for audit committee membership. In accordance with our NASDAQ listing, our audit committee members must each be independent under Rule 10A-3 of the Exchange Act. However, as a foreign private issuer, our audit committee members are not subject to the additional independence requirements imposed by NASDAQ. We intend to rely on the phase in rules of the Exchange Act with respect to the independence of our audit committee. These rules permit us to have an audit committee that has one member who is independent upon the effectiveness of our registration statement, a majority of members who are independent within 90 days of effectiveness and all members who are independent within one year of effectiveness. Our board of directors has also determined that Charlotta Ginman qualifies as an “audit committee financial expert,” as such term is defined by the SEC, and that Ms. Ginman has the requisite level of financial sophistication required by the continued listing standards of NASDAQ.

Item 16B.                 Code of Business Conduct and Ethics.

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. A copy of the Code of Conduct is available on our website at www.motifbio.com.

Item 16C.                                         Principal Accountant Fees and Services.

Our financial statements have been prepared in accordance with IFRS and in conformity with IFRS as adopted by the European Union.  PricewaterhouseCoopers LLP (United States) has served as our independent registered public accounting firm for the fiscal years ended December 31, 2017 and 2016 and PricewaterhouseCoopers LLP (United Kingdom) has served as our independent registered public accounting firm for the fiscal year ended December 31, 2015. PricewaterhouseCoopers LLP (United States) was engaged to act as our independent public accounting firm in February 2017. Following the initial offering in the US, it was decided that PricewaterhouseCoopers LLP (United States) would thereby become our Principal Auditor as set forth in the audit standard guidance of the Public Company Accounting Oversight Board (PCAOB). PricewaterhouseCoopers LLP (United Kingdom) remains the auditor under International Standards on Auditing (ISA) for purposes of the group statutory IFRS statements issued for AIM and UK regulatory purposes.

The following table shows the aggregate fees for services rendered by PricewaterhouseCoopers LLP to us, including our subsidiary, in fiscal years ended December 31, 2017 and 2016.

	Year Ended December 31,
	2017	2016
	US $	US $
Audit Fees	526,170	871,523
Audit-Related Fees	—	—
Tax Fees	—	—
Other Fees	—	—
Total	526,170	871,523

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

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice and tax planning related services.

“Other Fees” are any additional amounts billed for rendered products and services.

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

Item 16D.                 Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F.                  Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.                Corporate Governance.

Differences In Corporate Law Between England And The State Of Delaware

As a public limited company incorporated under the laws of England and Wales, the rights of our shareholders are governed by applicable English law, including the Companies Act, and not by the law of any U.S. state. As a result, our directors and shareholders are subject to different responsibilities, rights and privileges than are applicable to directors and shareholders of U.S. corporations. We have set below a summary of the differences between the provisions of the Companies Act applicable to us and the Delaware General Corporation Law relating to shareholders’ rights and protections. This summary is not intended to be a complete discussion of the respective rights and it is qualified in its entirety by reference to English law, Delaware law and our Articles. Before investing, you should consult your legal advisor regarding the impact of English law on your specific circumstances and reasons for investing. The summary below does not include a description of rights or obligations under the U.S. federal securities laws or NASDAQ listing requirements. You are also urged to carefully read the relevant provisions of the Delaware General Corporation Law and the Companies Act for a more complete understanding of the differences between Delaware and English law.

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

	Delaware	England
to be voted on individually is first agreed to by the meeting without any vote being given against it.

Annual General Meeting

Under Delaware law, the annual meeting of shareholders shall be held at such place, on such date and at such time as may be designated from time to time by the board of directors or as provided in the certificate of incorporation or by the bylaws.

Under the Companies Act, a public limited company must hold an annual general meeting within six months following the company’s accounting reference date.

General Meeting	Under Delaware law, special meetings of the shareholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws.

Under the Companies Act, a general meeting of the shareholders of a public limited company may be called by the directors. Shareholders holding at least 5% of the paid-up capital of the company (excluding any paid up capital held as treasury shares) carrying voting rights at general meetings can also require the directors to call a general meeting, and, if the directors fail to do so within a certain period, may themselves convene a general meeting.

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

The Companies Act provides that a general meeting (other than an adjourned meeting) must be called by notice of:

•             in the case of an annual general meeting, at least 21 clear days; and

•             in any other case, at least 14 clear days.

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

	Delaware	England
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

	Delaware	England
Voting Rights	Delaware law provides that, unless otherwise provided in the certificate of incorporation, each shareholder of record is entitled to one vote for each share of capital stock held by such shareholder.

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

	Delaware	England
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

•             to act in the way he or she considers, in good faith, would be most likely to promote the success of the company for the benefit of its members as a whole;

•             to avoid a situation in which he or she has, or can have, a direct or indirect interest

	Delaware	England

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

Other English Law Considerations

Notification of Voting Rights

A shareholder in a public company incorporated in the United Kingdom whose shares are admitted to trading on AIM is required pursuant to Rule 5 of the Disclosure Guidance and Transparency Rules of the U.K. Financial Conduct Authority to notify us of the percentage of his voting rights if the percentage of voting rights which he holds as a shareholder or through his direct or indirect holding of financial instruments (or a combination of such holdings) reaches, exceeds or falls below 3%, 4%, 5%, and each 1% threshold thereafter up to 100% as a result of an acquisition or disposal of shares or financial instruments.

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

Subject to the above, we may purchase our own shares in the manner prescribed below. We may make a market purchase of our own fully paid shares on a recognized investment exchange pursuant to an ordinary resolution of shareholders. The resolution authorizing the purchase must:

•                                          specify the maximum number of shares authorized to be acquired;

•                                          determine the maximum and minimum prices that may be paid for the shares; and

•                                          a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

A company may purchase its own fully paid shares otherwise than on a recognized investment exchange pursuant to a purchase contract authorized by ordinary resolution of the holders of its ordinary shares before the purchase takes place. Any authority will not be effective if any shareholder from whom the company proposes to purchase shares votes on the resolution and the resolution would not have been passed if such shareholder had not done so. The resolution authorizing the purchase must specify a date, not being later than five years after the passing of the resolution, on which the authority to purchase is to expire.

Shareholder Rights

Certain rights granted under the Companies Act, including the right to requisition a general meeting or require a resolution to be put to shareholders at the annual general meeting, are only available to our members. For English law purposes, our members are the persons who are registered as the owners of the legal title to the shares and whose names are recorded in our register of members. In the case of shares held in a settlement system operated by the Depository Trust Company (“DTC”), the registered member will be DTC’s nominee, Cede & Co. If a person who holds their ordinary shares in DTC wishes to exercise certain of the rights granted under the Companies Act, they may be required to first take steps to withdraw their ordinary shares from the settlement system operated by DTC and become the registered holder of the shares in our register of members. A withdrawal of shares from DTC may have tax implications, for additional information on the potential tax implications of withdrawing your shares from the settlement system operated by DTC, see “Taxation—Material English Law Tax Considerations.”

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

Registrar

The registrar for the ordinary shares is Share Registrars Limited. The registrar’s address is The Courtyard, 17 West Street, Farnham, GU9 7DR, United Kingdom.

Item 16H.                Mine Safety Disclosure.

Not applicable.

PART III

Item 17. Financial Statements.

Not applicable, see Item 18.

Item 18. Financial Statements.

The financial statements are filed as part of this Annual Report beginning on page F-1.

Item 19. Exhibits.

The Exhibits listed in the Exhibit Index at the end of this Annual Report are filed as Exhibits to this Annual Report.

EXHIBIT INDEX

1.1	Memorandum and Articles of Association; incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).
2.1	Form of Deposit Agreement; incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).
2.2	Form of American Depositary Receipt (included in Exhibit 2.1).
2.3

Form of Warrant Agent Agreement, between Motif Bio plc and The Bank of New York Mellon, as warrant agent; incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491)

2.4	Form of Global Warrant to Purchase ADSs (included in Exhibit 2.3).
2.5	Form of Ordinary Share Warrant; incorporated by reference to Exhibit 4.5 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).
4.1

Convertible Note ($1,471,700) from Motif BioSciences Inc. to Amphion Innovations plc, dated April 2, 2015; incorporated by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).

4.2

Convertible Note ($2,079,085.63) from Motif BioSciences Inc. to Amphion Innovations US, Inc., dated April 2, 2015; incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).

4.3

Service Agreement, dated April 1, 2015, by and between Motif Bio Limited and Graham Lumsden; incorporated by reference to Exhibit 10.3 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).

4.4

Employment Agreement, effective May 1, 2016, by and between Motif BioSciences Inc. and Pete A. Meyers; incorporated by reference to Exhibit 10.4 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).

4.5

Employment Agreement, effective May 1, 2015, by and between Motif BioSciences Inc. and David Huang; incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).

4.6

Advisory and Consultancy Agreement, dated April 1, 2015, by and between Motif Bio plc and Amphion Innovation US, Inc.; incorporated by reference to Exhibit 10.6 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).

4.7

Consultancy Agreement, dated April 1, 2015, by and between Motif Bio plc and Amphion Innovation US, Inc. (for the services of Robert Bertoldi); incorporated by reference to Exhibit 10.7 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).

4.8	Motif Bio plc Share Option Plan; incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).
4.9

Sale and Purchase Agreement, dated June 1, 2001, by and between F. Hoffman-La Roche Ltd., Hoffman-La Roche Inc. and Arpida Ltd.; incorporated by reference to Exhibit 10.9 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).

4.10

Sale and Purchase Agreement, dated September 13, 2013, by and between Life Sciences Management Group, Inc. and Acino Pharma AG; incorporated by reference to Exhibit 10.10 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).

4.11

Amended and Restated Convertible Note ($1,471,700) from Motif BioSciences Inc. to Amphion Innovations plc, dated September 7, 2016; incorporated by reference to Exhibit 10.11 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).

4.12

Amended and Restated Convertible Note ($2,079,085.63) from Motif BioSciences Inc. to Amphion Innovations US, Inc., dated September 7, 2016; incorporated by reference to Exhibit 10.12 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).

4.13

Consultancy Agreement, dated September 7, 2016, by and between Motif Bio plc and Amphion Innovations US, Inc.; incorporated by reference to Exhibit 10.13 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).

4.14†

Agreement and Plan of Merger, dated as of December 31, 2014, by and among Nuprim, Inc., Nuprim Shareholders, Motif BioSciences Inc. and R. Michael Floyd as Nuprim Shareholders’ Representative; incorporated by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).

4.15

Underwriting Agreement, dated as of November 17, 2016, by and between Motif Bio plc and H.C. Wainwright & Co., LLC., incorporated by reference to Exhibit 4.15 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-37847).

.4.16

Agreement and Plan of Merger for the Acquisition of Motif, Inc., dated March 27, 2015, by and among Motif BioSciences, Inc., Motif Bio plc, Motif Acquisition Sub Inc. and Stephen Austin; incorporated by reference to Exhibit 2.3 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).

4.17

Employment Agreement, effective January 16, 2017, by and between Motif BioSciences Inc. and Robert Dickey IV, incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-37847).

4.18

Consulting Agreement, effective January 16, 2017, by and between Motif BioSciences Inc. and Pete A. Meyers., incorporated by reference to Exhibit 4.18 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-37847).

4.19

Confidential Separation Agreement and Release, effective as of January 13, 2017, by and between Motif BioSciences Inc. and Pete A. Meyers., incorporated by reference to Exhibit 4.19 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-37847).

4.20

Independent Contractor Agreement, effective January 1, 2017, by and between Motif BioSciences Inc. and Jonathan E. Gold., incorporated by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-37847).

4.21

Loan and Security Agreement, dated November 14, 2017, by and among Motif BioSciences Inc., the several banks and other financial institutions or entities from time to time parties thereto and Hercules Capital, Inc.

4.22	Warrant Agreement, dated November 14, 2017, between Motif Bio Plc and Hercules Capital, Inc.
4.23	Registration Agreement, dated November 14, 2017, between Motif Bio Plc and Hercules Capital, Inc.
4.24	Stock Pledge Agreement, dated November 14, 2017, between Motif Bio Plc and Hercules Capital, Inc.
4.25	Consulting Agreement, effective February 2, 2018, by and between Motif BioSciences Inc. and Robert Dickey IV
4.26	Confidential Separation Agreement and Release, effective February 2, 2018, by and between Motif BioSciences Inc. and Robert Dickey IV.
8.1	List of subsidiaries; incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP (United States).
15.2	Consent of PricewaterhouseCoopers LLP (United Kingdom).
15.3	Consent of BAL Pharma Consulting, LLC.
15.4	Consent of JMI Laboratories.
15.5	Consent of IHMA Laboratories.
101.INS**	XBRL Instance Document.
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB**	XBRL Taxonomy Extension Label Linkbase Database.
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document.

†                 Certain schedules, exhibits and annexes have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish supplemental copies of any omitted schedule, exhibit or annex to the Commission upon request.

**          Attached as Exhibit 101 to this report are the following formatted in XBRL (Extensible Business Reporting Language):

(i) Consolidated Statement of Financial Position at December 31, 2017 and 2016, (ii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2017, 2016 and 2015 (iii) Consolidated Statements of Changes Equity for the years ended December 31, 2017, 2016 and 2015 (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2017, 2016 and 2015 and (v) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MOTIF BIO PLC

/s/ Dr. Graham Lumsden
By:	Dr. Graham Lumsden
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: April 10, 2018

Motif Bio plc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Motif Bio plc,

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Motif Bio plc and its subsidiary as of December 31, 2017 and December 31, 2016, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the two years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and December 31, 2016, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses and negative cash flows as a result of the continuing clinical trials and will require additional financing. These circumstances raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey, United States of America

April 10, 2018

We have served as the Company’s auditor since 2017.

Report of Independent Registered Public Accounting Firm

To the board of Directors and Shareholders of Motif Bio plc

In our opinion, the consolidated statements of comprehensive loss, changes in equity and of cash flows present fairly, in all material respects, the results of the operations and cash flows of Motif Bio plc and its subsidiaries for the year ended December 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and in conformity with International Financial Reporting Standards as adopted by the European Union.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

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

/s/PricewaterhouseCoopers LLP

Aberdeen, United Kingdom

16 May, 2016

Except with respect to our opinion on the consolidated financial statements insofar as it relates to the matters that raise substantial doubt about the Company’s ability to continue as a going concern described in Note 1, as to which the date is 31 October, 2016

Motif Bio plc

Consolidated statements of comprehensive loss

For the years ended December 31, 2017, 2016 and 2015

		Year	Year	Year
		ended	ended	ended
		December 31, 2017	December 31, 2016	December 31, 2015
	Note	US $	US $	US $

Continuing operations

General and administrative expenses	4	(8,541,396)	(4,912,150)	(3,577,180)
Research and development expenses	4	(29,475,293)	(34,794,815)	(4,680,940)
Gains on settlement of contract disputes	4	—	83,320	5,027

Operating loss		(38,016,689)	(39,623,645)	(8,253,093)

Interest income	4	133,612	69,754	15,028
Interest expense	4	(275,449)	(383,259)	(268,216)
Net foreign exchange losses		(238,289)	(250,926)	(9,644)
Loss from revaluation of derivative liabilities	14	(6,391,551)	(135,939)	—

Loss before income taxes		(44,788,366)	(40,324,015)	(8,515,925)

Income tax expense	7	(22,000)	(287)	(774)

Net loss for the year		(44,810,366)	(40,324,302)	(8,516,699)

Total comprehensive loss for the year		(44,810,366)	(40,324,302)	(8,516,699)

Net loss per share	8

Basic and diluted per share *		$(0.19)	$(0.35)	$(0.14)
Weighted average number of ordinary shares, basic and diluted		231,530,091	116,558,191	61,225,922

*  In accordance with IAS 33 “Earnings per share”, shares are not diluted where the entity has reported a loss for the period.

The notes are an integral part of these consolidated financial statements.

Motif Bio plc

Consolidated statements of financial position

As at December 31, 2017 and 2016

		December 31, 2017	December 31, 2016
	Note	US $	US $

ASSETS
Non-current assets
Intangible assets	9	6,195,748	6,195,748
Other non-current assets		23,075	—
Total non-current assets		6,218,823	6,195,748

Current assets
Prepaid expenses and other receivables	10	317,584	401,064
Cash		22,651,475	21,829,632
Total current assets		22,969,059	22,230,696

Total assets		29,187,882	28,426,444

LIABILITIES
Non-current liabilities
Term loan, net of deferred financing costs	13	14,057,147	—
Other non-current liabilities	13	22,758	—
Total non-current liabilities		14,079,905	—

Current liabilities
Trade and other payables	12	10,889,554	12,319,117
Payable on completion of clinical trial	9	500,000	500,000
Derivative liabilities	14	12,626,299	5,798,058
Total current liabilities		24,015,853	18,617,175

Total liabilities		38,095,758	18,617,175

Net (liabilities) assets		(8,907,876)	9,809,269

EQUITY
Share capital	17	3,589,201	2,728,199
Share premium		80,872,838	57,348,694
Group reorganization reserve		9,938,362	9,938,362
Accumulated deficit		(103,308,277)	(60,205,986)

Total (deficit) equity		(8,907,876)	9,809,269

The notes are an integral part of these consolidated financial statements.

The financial statements were approved by the Board of Directors and authorized for issue on

April 9, 2018.  They were signed on its behalf by:

Director

Richard C.E. Morgan

Motif Bio plc

Consolidated statements of changes in equity

For the years ended December 31, 2017, 2016 and 2015

				Group
		Share	Share	reorganization	Accumulated
		capital	premium	reserve	deficit	Total
	Note	US $	US $	US $	US $	US $

Balance at December 31, 2014		1,110	3,964,455	—	(14,884,023)	(10,918,458)

Loss for the year		—	—	—	(8,516,699)	(8,516,699)
Total comprehensive loss for the year		—	—	—	(8,516,699)	(8,516,699)
Conversion of promissory notes		3,573	6,275,213	—	—	6,278,786
Group reorganization		539,267	(10,239,668)	9,938,362	—	237,961
Issue of share capital	17	1,095,805	41,334,240	—	—	42,430,045
Cost of issuance		—	(2,898,693)	—	—	(2,898,693)
Exercise of share options and warrants		5,536	98,733	—	—	104,269
Issue of warrants to acquire assets		—	—	—	2,340,373	2,340,373
Share-based payments	16	—	—	—	665,124	665,124

Balance at December 31, 2015		1,645,291	38,534,280	9,938,362	(20,395,225)	29,722,708

Loss for the year		—	—	—	(40,324,302)	(40,324,302)
Total comprehensive loss for the year		—	—	—	(40,324,302)	(40,324,302)
Issue of share capital	17	897,812	18,701,566	—	—	19,599,378
Cost of issuance	17	—	(3,370,155)	—	—	(3,370,155)
Conversion of promissory notes	17	177,786	3,373,000	—	—	3,550,786
Exercise of share options and warrants	17	7,310	110,003	—	—	117,313
Share-based payments	16	—	—	—	513,541	513,541

Balance at December 31, 2016		2,728,199	57,348,694	9,938,362	(60,205,986)	9,809,269

Loss for the year		—	—	—	(44,810,366)	(44,810,366)
Total comprehensive loss for the year		—		—	(44,810,366)	(44,810,366)
Issue of share capital	17	846,667	24,569,634	—	—	25,416,301
Cost of issuance	17	—	(1,734,562)	—	—	(1,734,562)
Exercise of share options and warrants	17	14,335	689,072	—	—	703,407
Share-based payments	16	—	—	—	1,708,075	1,708,075

Balance at December 31, 2017		3,589,201	80,872,838	9,938,362	(103,308,277)	(8,907,876)

The notes are an integral part of these consolidated financial statements.

Motif Bio plc

Consolidated statements of cash flows

For the years ended December 31, 2017, 2016 and 2015

		Year ended	Year ended	Year ended
		December 31, 2017	December 31, 2016	December 31, 2015
	Note	US $	US $	US $

Operating activities

Operating loss for the year		(38,016,689)	(39,623,645)	(8,253,093)
Adjustments to reconcile net loss to net cash used in activities:

Share-based payments	16	1,708,075	513,541	325,908
Warrant issued for services performed	14	109,431	—	—
Gain on settlement of contract disputes	4	—	(83,320)	(5,027)
Interest receivable	4	133,612	69,754	15,028
Taxation payable		—	(287)	(774)
Changes in operating assets and liabilities:
Prepaid expenses and other receivables		60,405	(233,407)	(155,578)
Accounts payable and other accrued liabilities		(1,429,563)	11,415,353	75,852

Net cash used in operating activities		(37,434,729)	(27,942,011)	(7,997,684)

Financing activities

Proceeds from issuance of promissory notes		—	—	704,210
Proceeds from issuance of term loan	13	15,000,000	—	—
Costs of issuance of term loan	13	(575,970)	—	—
Proceeds from issue of share capital	17	25,416,301	24,995,980	38,660,106
Costs of issuance of share capital	17	(1,734,562)	(3,370,155)	(2,559,477)
Proceeds from exercise of warrants and options	17	419,004	117,313	62,739
Interest paid	4	(70,833)	(314,916)	(268,216)

Net cash provided by financing activities		38,453,940	21,428,222	36,599,362

Net change in cash		1,019,211	(6,513,789)	28,601,678
Cash, beginning of the year		21,829,632	28,594,347	3,281
Effect of foreign exchange rate changes		(197,368)	(250,926)	(10,612)

Cash, end of the year		22,651,475	21,829,632	28,594,347
Non-cash investment activity
Acquisition of intangible asset with equity issuances		—	—	6,195,748

Non-cash financing activity
Conversion of notes payable to ordinary shares		—	3,550,786	—
Fair value of warrants issued in conjunction with issuance of share capital		—	5,662,119	—
Fair value of warrants issued in conjunction with issuance of term loan		419,573	—	—

The notes are an integral part of these consolidated financial statements.

Motif Bio plc

Notes to the Consolidated Financial Statements

1.              General information

Motif Bio plc is a clinical stage biopharmaceutical company which specializes in developing and commercializing novel antibiotics designed to be effective against serious and life-threatening infections caused by multi-drug resistant bacteria.

Motif Bio Limited (“the Company”) was incorporated in England and Wales on November 20, 2014 with company registration number 09320890.  The Company’s registered office is at: 201 Temple Chambers, 3-7 Temple Avenue, London EC4Y 0DT, U.K.  On April 1, 2015, the Company was re-registered as a public company limited by shares and changed its name to Motif Bio plc.  Motif BioSciences Inc. was incorporated in the US State of Delaware on December 2, 2003 and has its registered office at 251 Little Falls Drive, Wilmington, Delaware, 19808.  On April 1, 2015, Motif BioSciences Inc. became a wholly owned subsidiary of the Company by way of a group reorganization by plan of merger.  The principal place of business is 125 Park Avenue, 25th Floor, New York, NY, 10017, USA. The Company’s country of domicile is the U.K.

The consolidated financial statements include the accounts of Motif Bio plc and its wholly owned subsidiary, Motif BioSciences Inc. (“the Group”).

The financial statements were approved by the Board of Directors on April 9, 2018.

Going concern

As of December 31, 2017, the Group had $22.7 million in cash. Net cash used in operating activities was $37.4 million for the year ended December 31, 2017. Net loss for the year ended December 31, 2017 was $44.8 million. The Group expects to incur losses for the next several years as it expands its research, development and clinical trials of iclaprim and prepare for commercialization upon regulatory approval of iclaprim. The Group is unable to predict the extent of any future losses or when the Group will become profitable, if at all.

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

These financial statements have been prepared under the assumption that the Group will continue as a going concern. Due to the Group’s recurring and expected continuing losses from operations, as well as significant amounts of outstanding payables and accrued expenses, the Group has concluded there is substantial doubt in the Group’s ability to continue as a going concern within one year of the issuance of these financial statements without additional capital becoming available. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Significant events

On November 15, 2017, the Group entered into a credit agreement (the “Hercules Loan Agreement”) with Hercules Capital, Inc. (“Hercules”). Pursuant to the credit agreement, Hercules agreed to loan the Group $20.0 million in two tranches. The first tranche of $15.0 million was drawn down at closing, with the remaining $5.0 million available upon the achievement of certain milestones anticipated in 2018, or at Hercules’ discretion. The terms include an initial interest-only period of 15 months, extendable to 21 months on the achievement of certain milestones; a 30-month capital and interest repayment period thereafter; an interest rate of 10% tied to the U.S. prime rate and customary security over all assets of the Group, except for intellectual property where there is a negative pledge. Under the Hercules Loan Agreement, the Group issued Hercules a warrant to purchase up to 73,452 of its American Depositary Shares (ADSs) at an exercise price of $9.53 per ADS, representing 3.5% warrant coverage of the total loan facility. Hercules also has the right, in its discretion, to participate in any subsequent financing, such as an equity offering, in an amount up to $1 million.

On June 23, 2017, the Group placed 66,666,667 new ordinary shares at 30 pence per share and received $23,681,739 of net proceeds.

On November 18, 2016, the Group announced the pricing of the underwritten U.S. offering and European placement, which were concurrently conducted, of 71,633,248 ordinary shares, comprised of 22,863,428 ordinary shares plus 2,438,491 ADSs (representing 48,769,820 ordinary shares at a 20 to 1 ratio). The Group offered 48,769,820 ordinary shares in a U.S. firm commitment offering in the form of 2,438,491 ADSs, together with warrants to purchase 1,219,246 ADS Warrants. Each ADS represents 20 of the Group’s ordinary shares and was sold together with 0.5 of an ADS Warrant in a fixed combination. Each full ADS Warrant is exercisable for one ADS at an exercise price of $8.03 per ADS, exercisable from the date of issuance until five years thereafter. In Europe, the Group offered in a concurrent placement on a best efforts basis 22,863,428 ordinary shares, together with warrants to purchase 11,431,714 ordinary shares. Each ordinary share was sold together with 0.5 of an Ordinary Share Warrant in a fixed combination. Each full Ordinary Share Warrant is exercisable for one ordinary share at an exercise price of £0.32 ($0.40), exercisable from the date of issuance until five years thereafter. The offering price of the ADSs and ADS Warrants in the U.S. offering was $6.98 per ADS and ADS Warrant combination, and the offering price of the Group’s ordinary shares and Ordinary Share Warrants in the European placement was £0.28 ($0.35) per ordinary share and Ordinary Share Warrant combination. Net proceeds to the Group following the offering, after deducting underwriting discounts and commissions and offering expenses of approximately $3.5 million, were approximately $21.5 million. None of the underwriting discounts and commissions or other offering expenses were paid to directors or officers of the Group or their associates or to persons owning 10 percent or more of any class of the Group’s equity securities or to any affiliates of the Group. H.C. Wainwright & Co., LLC was the underwriter for the above described offering.

On September 7, 2016, the Group amended and restated the convertible notes with Amphion Innovations plc and Amphion Innovations US Inc. to provide that any outstanding principal under the notes as of the maturity date will be paid to the holders on the maturity date, at the Group’s election, through the issuance of (i) a number of ordinary shares, based on the conversion price set forth in the notes, or (ii) a number of ADSs, which is equal to a number determined by dividing the number of ordinary shares the holder would otherwise be entitled to by the then applicable ADS to ordinary share ratio. The amended and restated convertible promissory notes also provide that except in the event of a default, no interest will accrue or be payable with respect to the amounts due under the notes. In consideration for its agreement to forego interest payments under its convertible promissory notes, the Group issued 409,000 ordinary shares to Amphion Innovations plc. The amended and restated notes also permit the Group or the holders to convert all or any portion of the outstanding principal under the notes into ordinary shares or ADSs (as determined by the Group) at any time prior to the maturity date.

In December 2016, the Group issued 14,510,770 new ordinary shares following the conversion of convertible promissory notes by Amphion Innovations plc and Amphion Innovations US Inc.  The notes totaled US $3,550,786 and were converted in accordance with their terms at US $0.2447 per share.

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

Acquisition of Nuprim Assets

On April 1, 2015, Motif BioSciences Inc. acquired the assets owned by Nuprim Inc. (“Nuprim”), a Maryland corporation, related to iclaprim (the “Nuprim Assets”). Motif BioSciences Inc. issued 1,513,040 (post-reverse stock split) shares of common stock to the shareholders of Nuprim. that were held in escrow until the closing of the reorganization. These shares of common stock in Motif BioSciences Inc. were converted into ordinary shares of the Company upon the Company’s admission to AIM on April 2, 2015. Upon admission, 9,805,400 ordinary shares of the Company and 9,432,033 warrants were issued to the former Nuprim shareholders (Note 9).

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

a.  New and amended standards effective from January 1, 2017

Amendments to IAS 7, Disclosure Initiative, was adopted with an effective date of January 1, 2017. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes.  The Group believes that the disclosure contained herein adequately satisfy this requirement. The only balance sheet liability for which cash flows are classified as financing activities is the term loan with Hercules Capital, Inc. The cash inflow in the year in respect of the term loan was $14.4 million, net of issuance costs and non-cash movement of $0.4 million for the issuance of warrants. The net movement and resulting closing balance is further detailed in Note 13.

There are no other new standards and amendments that have been applied from January 1, 2017, which have had an impact on the Group’s financial statements.

New standards and interpretations not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for the reporting periods covered by these consolidated financial statements and have not been early adopted by the Group.

The new standards potentially relevant to the Group are discussed below.

IFRS 2, Share-based Payments (as amended) — Effective date — January 1, 2018.  The Group currently plans to apply IRFS 2 initially on January 1, 2018.  IFRS 2 related to the classification and measurement of share-based payment transactions. The amendments are intended to eliminate diversity in practice regarding (i) accounting for cash-settled share-based payment transactions that include a performance condition, (ii) share-based payments in which the manner of settlement is contingent on future events, (iii) share-based payments settled net of tax withholdings, and (iv) modification of share-based payment transactions from cash-settled to equity-settled. Based on the initial assessment, this standard is not expected to have a material impact on the Group.

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

IFRS 15, Revenue from Contracts with Customers — Effective date — January 1, 2018, with early adoption permitted. — IFRS 15 establishes a comprehensive guideline for determining when to recognize revenue and how much revenue to recognize. The Group currently has no revenues, therefore, the adoption of IFRS 15 is not expected to have a material impact on the Group, however, the Group will continue to reassess the potential impact of the adoption of this guidance.

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

The chief operating decision-maker has determined that Motif has one operating segment to support its strategy for the development and commercialization of pharmaceutical formulations. The Group maintains space and has some activities in the U.K.; however, the finance and most other management functions take place in the U.S.

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

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are generally recognized in profit or loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

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

The Group’s preclinical studies and clinical trials have been performed utilizing third-party contract research organizations (“CROs”) and other vendors. For preclinical studies, the significant factors used in estimating accruals include the percentage of work completed to date and contract milestones achieved. For clinical trial expenses, the significant factors used in estimating accruals include the number of patients enrolled, duration of enrollment, percentage of work completed to date and contract milestones achieved. The Group monitors patient enrollment levels and related activities to the extent possible through internal reviews, correspondence and status meetings and review of contractual terms. Estimates are dependent on the timeliness and accuracy of data provided by the CROs and other vendors. In this event, the Group could record adjustments to research and development expenses in future periods when the actual activity levels become known.

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

f.                Impairment of non-financial assets

Assets that have an indefinite useful life are not subject to amortization and are tested annually in the second half of each fiscal year for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired.  Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount.  The recoverable amount is the higher of an asset’s fair value less costs of disposal and value in use.  For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units).  Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

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

j.                 Share-based payment transactions

The fair value of options and warrants granted to employees, directors, and consultants is recognized as an expense, with a corresponding increase in equity, over the period in which the option and warrant holders become unconditionally entitled to the options and warrants unless incremental and directly attributable to an equity transaction in which case it is deducted from equity. The fair value of the options and warrants granted is measured using an option valuation model, taking into account the terms and conditions upon which the options were granted.

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

Research and development expenditures

Research and development expenditures are currently not capitalized because the criteria for capitalization are not met. At each balance sheet date, the Group estimates the level of service performed by the vendors and the associated costs incurred for the services performed.

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

At December 31, 2017, no current asset receivables were aged over three months.  No receivables were impaired.

b.              Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they become due. The principal risk to which the Group is exposed is liquidity risk. See discussion in Note 1 as it relates to the Group’s ability to continue as a going concern.

The Group has financed its operations to date using cash raised through the issuance of debt and equity. The Directors acknowledge that uncertainty remains over the ability of the Group to have the resources to fully support advancing iclaprim through regulatory approval and commercialization in the United States and Europe.  Subject to the availability of funding, the Group also plans to commence additional phase 3 clinical trials of iclaprim in patients with hospital acquired bacterial pneumonia, including those with ventilator-associated bacterial pneumonia. To fund the additional clinical trial and the commercialization of iclaprim, the Group will need additional funding through public markets, private financing, and/or partnering opportunities.

The Group is heavily dependent on the public markets both in the United States and United Kingdom.  A downturn in the public markets, especially in biotech, may make it difficult for the Group to obtain sufficient funds on acceptable terms.  A delay obtaining additional funding could lead to a decrease in the Group’s prospects for the commercialization of iclaprim.

In the event that the Group does not have adequate capital to maintain or develop its business, additional capital may not be available to the Group on a timely basis, on favorable terms, or at all, which could have a material and negative impact on the Group’s business and results of operations.

Contractual maturities of financial liabilities:

		Between 1	Between 2
	< 1 year	and 2 years	and 5 years	Over 5 years
At December 31, 2017	US $	US $	US $	US $	Total
Trade and other payables	10,889,554	—	—	—	10,889,554
Payable on completion of clinical trial	500,000	—	—	—	500,000
Derivative liabilities	—	—	12,626,299	—	12,626,299
Term Loan and other non-current (Note 13)	—	4,699,701	10,730,299	—	15,430,000

	11,389,554	4,699,701	23,356,598	—	39,445,853

		Between 1	Between 2
	< 1 year	and 2 years	and 5 years	Over 5 years
At December 31, 2016	US $	US $	US $	US $	Total
Trade and other payables	12,319,117	—	—	—	12,319,117
Payable on completion of clinical trial	500,000	—	—	—	500,000
Derivative liabilities	—	—	5,798,058	—	5,798,058
	12,819,117	—	5,798,058	—	18,617,175

c.               Market risk

Foreign currency risk

The Group undertakes certain transactions denominated in foreign currencies. Hence, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed by minimizing the balance of foreign currencies to cover expected cash flows during periods where there is strengthening in the value of the foreign currency. The Group holds part of its cash resources in US dollars and British pounds sterling. The valuation of the cash fluctuates along with the US dollar/sterling exchange rate.  No hedging of this risk is undertaken.

The carrying amounts of foreign currency denominated monetary net assets at the reporting date are as follows:

	December 31, 2017	December 31, 2016
	US $	US $
Sterling - Cash	461,857	17,795

At December 31, 2017, a change in foreign currency exchange rates is not expected to have a significant impact on the profit or losses of the Group.

Interest rate risk

The Group’s exposure to interest rate risk is limited to interest earned on the cash and cash equivalent balance of $22.7 million and its financing exposures on the Hercules loan, which has an initial interest rate of 10% tied to the U.S. prime rate. A change in interest rates is not expected to have a significant impact on the profit or losses of the Group.

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

4.              Other income and expense items

This note provides a breakdown of the items included in other income, finance income, and costs and an analysis of expenses by nature for the years ended December 31, 2017, 2016 and 2015.

a.              Other income

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
	US $	US $	US $
Gains on settlement of contract disputes	—	83,320	5,027

The gain on settlement of contract disputes for the year ended December 31, 2016 relates to a write off of a payable due to a consultant as a result of a settlement with him. The gain on settlement of contract disputes for the year ended December 31, 2015 primarily relates to payables to a Director for amounts owed to him for his services as Chief Executive Officer. These amounts were written off in a settlement agreement.

b.              Breakdown of expenses by nature

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
	US $	US $	US $
General and administrative expenses
Employee benefits expenses, including share-based payments	2,778,854	1,445,110	1,146,566
Directors’ fees	728,798	423,051	380,969
Legal and professional fees	2,762,334	2,073,317	1,444,507
Investor and public relations advisory fees	1,283,012	647,919	292,949
Other expenses	988,398	322,753	312,189
	8,541,396	4,912,150	3,577,180

Research and development costs
Employee benefits expenses, including share-based payments	1,468,719	677,412	—
Contract research organization expenses	22,066,179	30,445,967	3,055,421
Chemistry and manufacturing development and other non-clinical development	2,933,475	2,145,641	949,466
Other research and development costs	3,006,920	1,525,795	676,053
	29,475,293	34,794,815	4,680,940

	2017	2016	2015
Auditors’ Remuneration	US $	US $	US $
Audit Fees	526,170	871,523	73,730
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
Other Fees	—	—	—
Total	526,170	871,523	73,730

c.     Finance income and costs

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
	US $	US $	US $
Finance income
Interest from financial assets	133,612	69,754	15,028
	133,612	69,754	15,028

Finance costs
Interest expense	(200,000)	(383,259)	(268,216)
Accretion of end of term payment	(22,758)	—	—
Amortization of deferred financing costs	(52,691)	—	—
	(275,449)	(383,259)	(268,216)
Net finance costs	(141,837)	(313,505)	(253,188)

5.              Employee numbers and costs

The monthly average number of persons employed by the Group (including Executive Directors but excluding Non-executive Directors) and key management personnel during the year, analyzed by category, was as follows:

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
Executive Directors	1	2	2
Key management personnel	7	4	2
Total	8	6	4

The aggregate payroll costs of Executive Directors and key management personnel were as follows:

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
	US $	US $	US $
Short term benefits:
Wages and salaries	2,287,458	1,527,776	935,081
Social security and other employer costs	252,040	67,410	60,604
Share based payments(1)	1,120,374	119,845	150,881
	3,659,872	1,715,031	1,146,566

(1) The total share based payments does not reflect the out-of-period adjustment recorded in 2017 (Note 16).

6.              Directors’ remuneration

	Salaries		Social	2017	2016	2015
	and fees	Bonuses	Security	Total	Total	Total
	US $	US $	US $	US $ (2)	US $	US $
Executive
Graham Lumsden(1)(2)	425,000	127,500	15,499	567,999	488,510	557,180
Non-executive
Robert Bertoldi(2)	125,000	—	9,563	134,563	137,783	135,126
Richard Morgan	113,500	—	—	113,500	177,725	217,072
Charlotta Ginman(3)	67,279	—	—	67,279	57,475	32,042
Jonathan Gold	194,004	—	—	194,004	114,094	25,881
Zaki Hosny	63,000	—	—	63,000	57,475	28,756
Mary Lake Polan	60,000	—	—	60,000	54,094	25,881
John Stakes(4)	—	—	—	—	30,869	28,756
Bruce Williams	64,000	—	—	64,000	54,094	25,881
Craig T. Albanese	38,333	—	—	38,333	—	—
Total	1,150,116	127,500	25,062	1,302,678	1,172,119	1,076,575

(1)         On February 28, 2018, Dr. Lumsden was awarded a cash bonus of $127,500 for services provided in 2017. A portion, or $42,500, of the cash bonus is contingent on meeting certain operational milestones in 2018.

(2)         Total remuneration for Dr. Lumsden and Mr. Bertoldi exclude employer 401k pension contributions of $7,950 and $6,075, respectively, during 2017.

(3)         Ms. Ginman’s remuneration for 2017 was £52,195 or US $67,279 based on an average exchange rate of 1.289 for the period.

(4)         Mr. Stakes resigned from the Board of Directors effective July 1, 2016.

The Directors’ remuneration included in the table above represents the amount paid and/or awarded to each director during the years ending December 31, 2017 and 2016. The highest paid director’s aggregate emolument was $567,999 for the year ending December 31, 2017.  No director exercised share options during the year ending December 31, 2017.

Directors of the Company have been awarded rights to subscribe for shares in the Group as set out below.

				Exercise
	January 1,		December 31,	price	Grant	Expiry
	2017	Granted	2017	US $	date	date

Richard Morgan	73,215	—	73,215	$0.70	Jan 1, 2010	Jan 1, 2020
	6,179	—	6,179	$0.70	Jan 1, 2011	Jan 1, 2021
	502,950	—	502,950	0.14	Dec 4, 2014	Dec 4, 2024
	582,344	—	582,344

Craig T. Albanese	—	100,000	100,000	$0.44	May 4, 2017	May 4, 2027
	—	100,000	100,000

Robert Bertoldi	53,887	—	53,887	$0.70	Jan 1, 2010	Jan 1, 2020
	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	305,362	—	305,362

Charlotta Ginman	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	251,475	—	251,475

Jonathan Gold	73,502	—	73,502	$0.70	Jan 1, 2010	Jan 1, 2020
	5,964	—	5,964	$0.70	Jan 1, 2011	Jan 1, 2021
	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	330,941	—	330,941

Zaki Hosny	53,888	—	53,888	$0.70	Jun 18, 2009	Jun 18, 2019
	14,370	—	14,370	$0.70	Jan 1, 2010	Jan 1, 2020
	2,587	—	2,587	$0.70	Jan 1, 2011	Jan 1, 2021
	107,774	—	107,774	$0.14	Jan 30, 2013	Jan 30, 2023
	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	430,094	—	430,094

Graham Lumsden	574,800	—	574,800	$0.14	May 25, 2013	May 25, 2023
	2,874,000	—	2,874,000	$0.14	Dec 4, 2014	Dec 4, 2024
	—	1,000,000	1,000,000	$0.33	Feb 7, 2017	Feb 7, 2027
	—	700,000	700,000	$0.33	Feb 7, 2017	Feb 7, 2027
	3,448,800	1,700,000	5,148,800

Mary Lake Polan	67,036	—	67,036	$0.70	Jan 1, 2010	Jan 1, 2020
	5,461	—	5,461	$0.70	Jan 1, 2011	Jan 1, 2021
	251,474	—	251,474	$0.14	Dec 4, 2014	Dec 4, 2024
	323,971	—	323,971

Bruce Williams	67,252	—	67,252	$0.70	Jan 1, 2010	Jan 1, 2020
	28,740	—	28,740	$0.70	Jan 16, 2010	Jan 16, 2020
	71,850	—	71,850	$0.70	Nov 15, 2010	Jan 16, 2020
	2,802	—	2,802	$0.70	Jan 1, 2011	Jan 1, 2021
	251,474	—	251,474	$0.14	Dec 4, 2014	Dec 4, 2024
	422,118	—	422,118

7.              Income tax expense

Recognized in the income statement:

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
Current tax expense	US $	US $	US $
U.K. corporation taxes	—	—	—
Overseas taxes	22,000	287	774
	22,000	287	774

The main rate of U.K. corporation tax was reduced from 21% to 19% from April 1, 2015 and has been reflected in these consolidated financial statements.

The tax expense recognized for the years ended December 31, 2017, 2016 and 2015 is lower than the standard rate of corporation tax in the U.K. of 19%.  The differences are reconciled below:

	2017	2016	2015
Reconciliation of effective tax rate:	US $	US $	US $
Loss on ordinary activities before taxation	(44,788,366)	(40,324,015)	(8,515,925)
U.K. Corporation tax at 19%	(1,570,723)	(449,929)	(355,889)
Overseas tax at higher rate	(7,669,495)	(12,954,729)	(2,297,873)
Effects of:
Unrecognized losses	(9,240,218)	(13,404,371)	(2,652,988)
Other adjustments-overseas taxes	22,000	287	774
Total tax charge	22,000	287	774

There is an unrecognized cumulative deferred tax asset of US$1,783,102, relating to deferred tax on losses generated of US$10,488,833, in the U.K. during the years ended December 31, 2017 and 2016.

8.              Loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Group by the weighted average number of shares in issue during the year.  In accordance with IAS 33, where the Group has reported a loss for the period, the shares are anti-dilutive.

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
	US $	US $	US $
Loss after taxation	(44,810,366)	(40,324,302)	(8,516,699)

Basic and diluted weighted average shares in issue	231,530,091	116,558,191	61,225,922

Basic and diluted loss per share	(0.19)	(0.35)	(0.14)

The following potentially dilutive securities outstanding at December 31, 2017, 2016 and 2015 have been excluded from the computation of diluted weighted average shares outstanding, as they would be antidilutive.

	2017	2016	2015
Convertible promissory notes	—	—	14,510,770
Warrants	49,399,947	5,726,364	6,925,962
Share options	17,065,534	6,810,357	7,182,674
	66,465,481	12,536,721	28,619,406

9.              Intangible assets

As of December 31, 2015
Cost	6,195,748
Accumulated amortization and impairment	—
Net book amount at December 31, 2015	6,195,748
Additions	—
Amortization charge	—
Net book amount at December 31, 2016	6,195,748

As of December 31, 2016
Cost	6,195,748
Accumulated amortization and impairment	—
Net book amount at December 31, 2016	6,195,748
Additions	—
Amortization charge	—
Net book amount at December 31, 2017	6,195,748

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

The value of the warrants has been estimated using the Black Scholes option pricing model with appropriate factors for volatility and risk-free interest rate. The Directors considered the separable value of the active pharmaceutical ingredients and determined it did not constitute a material component of the fair value of the assets acquired. No discount has been applied to the expected milestone payment of US $500,000 given management’s expectation that the liability will be settled in early 2018.

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

The Group performs an impairment test over the asset on an annual basis or when a triggering event has occurred. Based on the results of the test, no impairment was recorded in the years ended December 31, 2017 or 2016.

10.    Prepaid expenses and other receivables

	Dec 31, 2017	Dec 31, 2016
Amounts due within one year	US $	US $
Prepayments and other receivables	317,584	401,064
	317,584	401,064

The maximum exposure to credit risk at the end of each reporting period is the fair value of each class of receivables set out above. The Group held no collateral as security. The Directors estimate that the carrying value of receivables approximated their fair value.

11.    Cash and cash equivalents

	Dec 31, 2017	Dec 31, 2016
	US $	US $
Cash at bank	22,651,475	21,829,632
	22,651,475	21,829,632

12.    Trade and other payables

	Dec 31, 2017	Dec 31, 2016
Amounts due within one year	US $	US $
Trade payables (1)	6,464,038	734,405
Accrued expenses — Contract research organization	1,293,379	10,854,531
Accrued expenses — Other	3,007,893	727,947
Amounts due to affiliates	—	78
Other payable	124,244	2,156
	10,889,554	12,319,117

(1)         Trade payables include $5,704,052 owed to the Group’s contract research organization.

The Directors estimate that the carrying value of trade and other payables approximated their fair value.  The amounts due to the Group’s contract research organization are due in 2018.

13.    Interest bearing loans and borrowings

	Dec 31, 2017	Dec 31, 2016
Non-current liabilities	US $	US $
Term Loan	15,000,000	—
Deferred financing costs	(942,853)	—
Net non-current liabilities	14,057,147	—

On November 15, 2017, the Group entered into a credit agreement (the “Hercules Loan Agreement”) for up to $20 million in debt financing with Hercules Capital, Inc. (“Hercules”). Pursuant to the credit agreement, Hercules agreed to loan the Group $20.0 million in two tranches. The first tranche of $15.0 million was drawn down at closing, with the remaining $5.0 million available upon the achievement of certain milestones anticipated in 2018, or at Hercules’s discretion.

These milestones include (i) (x) the FDA has accepted Borrower’s new drug application for marketing approval with respect to Borrower’s “Iclaprim” product for the treatment of patients with acute bacterial skin and skin structure infection (“ABSSSI”) and (y) Borrower has enrolled its first patient in its Phase 3 clinical study of Borrower’s “Iclaprim” product for the treatment of hospital-acquired bacterial pneumonia (“HABP”), (ii) Borrower has obtained market approval from the FDA with respect to Borrower’s “Iclaprim” product for the treatment of patients with ABSSSI, or (iii) at the discretion of Hercules.

The terms include an initial interest-only period of 15 months, extendable to 21 months on the achievement of certain milestones; a 30-month capital and interest repayment period thereafter; an interest rate of 10% tied to the US prime rate and customary security over all assets of the Group, except for intellectual property where there is a negative pledge. In addition, there is a payment of $0.4 million due at the end of the term of the loan. Under the credit agreement, the Group issued Hercules a warrant to purchase up to 73,452 of its ADS (each representing 20 ordinary shares) at an exercise price of $9.53 per ADS, representing 3.5% warrant coverage of the total loan facility. Hercules also has the right, in its discretion, to participate in any subsequent financing, such as an equity offering, in an amount up to $1 million. In connection with the Hercules Loan Agreement closing, the Group incurred $0.5 million in fees and issued warrants with a fair value of approximately $0.4 million. Both items are classified as a direct reduction from the Hercules Loan Agreement balance and will be amortized over the life of the Loan using the effective interest rate method. The Group is also subject to an end of term charge equal to 2.15% of the total loan capacity.  The end of term charge is payable upon loan maturity or the date that the Group prepays the outstanding loan balance. For the year ended December 31, 2017, the Group recognized total interest expense of $275,449, comprised of interest expense of $200,000, accretion expense related to the end of term payment of $22,758 and amortization expense related to the deferred financing costs of $52,691. Under the Hercules Loan Agreement, the Group was required to provide Hercules Capital, Inc. certain informational reports by December 30, 2017.  The Group did not provide such information in a timely manner. The Group believes and represents that it has provided all required informational reports and is in compliance with covenant requirements as of December 31, 2017 and as of the date that these financial statements are issued, as we believe that the untimely provision of information did not result in an Event of Default under the terms of the loan agreement.

14.  Warrants

Warrant activity

The Group has issued warrants for services performed and in conjunction with various equity financings. The Group’s warrants represent ordinary shares or ADS and have either a Pounds Sterling or US Dollar exercise price. The ADS warrants are exercisable to purchase ADS’s, which each represent 20 ordinary shares. Depending on the terms of the warrant agreements, the ordinary share or ADS warrants are classified as either equity or a liability. Liability classified warrants are remeasured each reporting period, with changes in fair value recorded in the statements of comprehensive loss. The following is a summary of the Group’s warrant activity during the year ended December 31, 2017:

	Number of Warrants		Weighted Average Exercise Price
	Ordinary shares	ADS	Ordinary shares	ADS
Outstanding as of January 1, 2017	23,729,865	1,219,246	£0.278	$8.03
Expired (1)	(416,645)	—	$0.56	—
Granted	—	133,452	—	$8.51
Exercised	(640,353)	(16,344)	£0.322	$8.03
Outstanding as of December 31, 2017	22,672,867	1,336,354	£0.272	$8.08

(1)         The ordinary warrants that expired in December 2017 had an exercise price denominated in US dollars. All other ordinary warrants have Pounds Sterling exercise prices.

The Group’s warrants outstanding and exercisable as of December 31, 2017 were as follows:

Type of Warrant Outstanding	Number Outstanding and Exercisable	Exercise Price		Expiration Date
Ordinary shares (1)	1,367,089	GBP £	0.20	April 2, 2020
Ordinary shares (1)	1,082,384	GBP £	0.50	July 21, 2020
Ordinary shares (2)	10,791,361	GBP £	0.322	November 23, 2021
ADS (2)	1,202,902	US $	8.03	November 23, 2021
Ordinary shares (1)	9,432,033	GBP £	0.20	April 2, 2025
ADS (2)	60,000	US $	7.26	July 31, 2022
ADS (2)	73,452	US $	9.53	November 14, 2022

(1)         Warrants totaling 11,881,506 of ordinary shares are equity classified.

(2)         Warrants totaling 10,791,361 of ordinary shares and 1,336,354 of ADS are liability classified.

Liability classified warrants

ADS warrants

On November 23, 2016, the Group closed an initial U.S. offering of 2,438,491 ADS and 1,219,246 ADS warrants at a price of US $6.98 per ADS/Warrant combination. Each ADS represents 20 ordinary shares. The warrants have an exercise price of US $8.03 per ADS and expire on November 23, 2021.  In the event the Group fails to maintain the effectiveness of its Registration Statement and a Restrictive Legend Event has occurred, the warrant shall only be exercisable on a cashless basis. This would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the ADS warrants, the Group recorded a derivative liability of US $3,849,160 using the Black-Scholes model. The Group develops its own assumptions for use in the Black-Scholes option pricing model that do not have observable inputs or available market data to support the fair value. This method of valuation involves using inputs such as the fair value of the Group’s common stock, stock price volatility of comparable companies, the contractual term of the warrants, risk free interest rates and dividend yields. The Group has a limited trading history in its common stock, therefore, expected volatility is based on that of reasonably similar publicly traded companies. Due to the nature of these inputs, the valuation of the warrants is considered Level 1 and 2 measurements.

On August 1, 2017, the Group issued to a third party a warrant to purchase up to 60,000 ADSs at an exercise price of $7.26 per ADS. The warrant vests 5,000 ADS at issuance, with the remaining 55,000 ADS vesting upon satisfaction of various performance conditions related to the Group’s stock price and trading volumes. Once vested, the warrant may be exercised on a cashless basis, and expires on July 31, 2022. Exercising on a cashless basis would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the ADS warrants, the Group recorded a derivative liability of US $109,431 using the Black-Scholes model.

At issuance, the following assumptions were used in the Black-Scholes model.

August 1, 2017

Share price (US $)	7.26
Exercise price (US $)	7.26
Expected volatility	70%
Number of periods to exercise	5.0
Risk-free rate	1.80%
Expected dividends	—

On November 14, 2017, in conjunction with the Hercules Loan Agreement, the Group issued Hercules a warrant to purchase up to 73,452 ADSs at an exercise price of $9.53 per ADS, representing 3.5% warrant coverage of the total loan facility. The warrant may be exercised on a cashless basis, and is immediately exercisable through November 14, 2022. Exercising on a cashless basis would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the ADS warrants, the Group recorded a derivative liability of US $419,573 using the Black-Scholes model.

At issuance, the following assumptions were used in the Black-Scholes model.

November 14, 2017

Share price (US $)	9.53
Exercise price (US $)	9.53
Expected volatility	72%
Number of periods to exercise	5.0
Risk-free rate	2.06%
Expected dividends	—

At December 31, 2017 and 2016, the liability classified ADS warrants had a fair value of US $8,927,252 and $3,967,189 using the following weighted-average assumptions in the Black-Scholes model:

	December 31, 2017	December 31, 2016

Share price (US $)	10.81	6.19
Exercise price (US $)	7.91	8.03
Expected volatility	74%	70%
Number of periods to exercise	3.82	4.92
Risk-free rate	1.93%	1.91%
Expected dividends	—	—

Ordinary warrants

On November 23, 2016 the Group placed 22,863,428 ordinary shares together with 11,431,714 warrants over ordinary shares at a price of £0.28 per share/warrant combination. The warrants have an exercise price of £0.322 per warrant and expire on November 23, 2021. In the event that the Group fails to maintain the effectiveness of the Registration Statement, the warrant shall only be exercisable on a cashless basis.  This would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the warrants, the Group recorded a derivative liability of US $1,812,959 using the Black-Scholes model.

At December 31, 2017 and 2016, the liability classified ordinary warrants had a fair value of US $3,699,047 and $1,830,869 using the Black-Scholes model and the following assumptions:

	December 31, 2017	December 31, 2016

Share price (GBP)	0.41	0.25
Exercise price (GBP)	0.322	0.322
Expected volatility	76%	70%
Number of periods to exercise	3.90	4.92
Risk free rate	2.09%	1.91%
Expected dividends	—	—

The following is a summary of the Group’s liability classified warrant activity, including both ADS and Ordinary warrants, during the years ended December 31, 2017 and 2016:

Fair value
Liability classified warrants	$

January 1, 2016	—
Issued during the year	$5,662,119
Loss from revaluation of derivative liabilities	135,939
Balance at December 31, 2016	5,798,058
Issued during the year	529,004
Exercised during the year	(284,402)
Impact of foreign exchange	192,088
Loss from revaluation of derivative liabilities	6,391,551
Balance at December 31, 2017	$12,626,299

15.  Contingent liabilities

On February 28, 2018, the Group’s board of directors awarded Dr. Lumsden a cash bonus of $127,500 for his performance and contributions during 2017.  A portion, or $42,500, of the cash bonus is contingent upon achieving certain operational milestones in 2018.  Dr. Lumsden received a separate supplemental bonus of $50,000 that is also contingent upon operational milestones in the first half of 2018.  Dr. Huang was awarded a cash bonus of $142,000 for his performance and contributions in 2017.  A portion, or $42,000, of the cash bonus is contingent upon achieving certain operational milestones in 2018.

16.    Share based payments

Motif BioSciences Inc. issued options and warrants to employees, directors, consultants, and note holders. As part of the merger between Motif Acquisition Sub, Inc. and Motif BioSciences Inc., described in Note 1, each outstanding share option granted by Motif BioSciences Inc. was assumed and converted by Motif Bio plc into options to subscribe for ordinary shares in Motif Bio plc. The number of share options and the exercise prices have been adjusted to reflect the reverse stock split in the capital of Motif BioSciences Inc. on March 13, 2015.

On December 4, 2014, Motif BioSciences Inc. adopted a Share Option Plan (the “Plan”) under which options can be granted to employees, consultants, and directors. The share price used for the Plan prior to being traded on AIM was based on management’s assessment of the valuation of the Group given the net assets and future potential of the Group at the time of granting.

Motif Bio plc adopted a Share Option Plan (the “New Plan”) on April 1, 2015. The New Plan replaces Motif BioSciences Inc.’s previous share plan.  There were no changes to the fair value of share options granted under the Plan with the only change being to grant the holders shares in Motif Bio plc rather than Motif BioSciences Inc. upon exercising options. The exercise price for each option will be established at the discretion of the Board provided that the exercise price for each option shall not be less than the nominal value of the relevant shares if the options are to be satisfied by a new issue of shares by the Company and provided that the exercise price per share for an option shall not be less than the fair market value of a share on the effective date of grant of the option. Options will be exercisable at such times or upon such events and subject to such terms, conditions and restrictions as determined by the Board on grant date. However, no option shall be exercisable after the expiration of ten years after the effective date of grant of the option.

		Weighted average
	Number of	exercise price
	share options	US $

Outstanding at January 1, 2016	13,427,495	0.33
Granted during the year	3,261,577	0.58
Forfeited during the year	—	—
Exercised during the year	(263,690)	0.14
Expired during the year	(862,200)	0.70
Outstanding at December 31, 2016	15,563,182	0.37
Granted during the year	5,800,000	0.33
Forfeited during the year	(4,153,948)	0.53
Exercised during the year	(143,700)	0.14
Expired during the year	—	—
Outstanding at December 31, 2017	17,065,534	0.32
Exercisable at December 31, 2017	11,334,173	0.29

The range of exercise prices of the options at December 31, 2017 was US $0.14 - $0.91.  The weighted average contractual term of options outstanding at December 31, 2017 and 2016 was 7.0 years and 7.3 years, respectively. The weighted average remaining contractual term of options exercisable at December 31, 2017 was 6.1 years.

The fair value of options granted have been valued using the Black Scholes option pricing model. The weighted-average fair value of options granted during the year ended December 31, 2017 was $0.26. Volatility is based on reported data from selected reasonably similar publicly traded companies for which the historical information is available. The Group does not have sufficient history to estimate the volatility of its share price. The weighted-average assumptions for option grants were as follows:

Year ended Dec 31, 2017

Share price (US $)	0.34
Exercise price (US $)	0.34
Expected volatility	70.86%
Term	10 years
Risk free rate	2.11%
Expected dividends	—

The total expense recognized for the years arising from stock-based payments are as follows:

	Year ended Dec 31, 2017	Year ended Dec 31, 2016	Year ended Dec 31, 2015
	US $	US $	US $
General and administrative expense	1,143,496	513,541	325,908
Research and development expense	564,579	—	—
Total share-based payment expense	1,708,075	513,541	325,908

During the preparation of the interim financial statements for the six months ended June 30, 2017, the Group identified and corrected a prior period error whereby stock based compensation expense was understated primarily due to recognizing expense only when an award vested, not over the required service period using a graded vesting approach as required under IFRS 2. The Group assessed the materiality of the out-of-period adjustments on all impacted periods and determined that they were not material to any of the periods and that a restatement of previously issued financial statements was not required.  The Group concluded that the cumulative adjustment to correct the error should be recorded in the year ended December 31, 2017.

The expense in fiscal years 2016 and 2015 and 2014 was understated by $802,282, $291,696 and $31,799, respectively. The out-of-period correction increased General and Administrative expense by $762,836 and Research and Development expense by $362,941 for the year ended December 31, 2017. None of these adjustments had an impact on the cash resources of the Group.

17.     Share capital

Allotted, called up and fully paid:	Number	US $

In issue at December 31, 2015	108,601,496	1,645,291

Issued:
Ordinary shares of 1p each	409,000	5,405
Ordinary shares of 1p each	48,769,820	607,574
Ordinary shares of 1p each	22,863,428	284,833
Ordinary shares of 1p each	119,990	1,509
Ordinary shares of 1p each	467,024	5,801
Ordinary shares of 1p each	14,510,770	177,786

In issue at December 31, 2016	195,741,528	2,728,199

Issued:
Ordinary shares of 1p each	143,700	1,748
Ordinary shares of 1p each	326,880	4,262
Ordinary shares of 1p each	66,666,667	846,667
Ordinary shares of 1p each	250,000	3,185
Ordinary shares of 1p each	390,353	5,140

In issue at December 31, 2017	263,519,128	3,589,201

On September 9, 2016, Motif Bio plc issued 409,000 ordinary shares to Amphion Innovations plc as part of the terms of the renegotiated convertible promissory notes.

On November 23, 2016, Motif Bio plc issued 2,438,491 ADSs upon the closing of an initial U.S. offering and 1,219,246 warrants over ADS at a price of US $6.98 per ADS/Warrant combination.   Each ADS represents 20 ordinary shares.

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

In January 2017, 143,700 ordinary shares were issued upon the exercise of options.

In May 2017, 326,880 ordinary shares were issued upon the exercise of warrants.

In June 2017, Motif Bio plc issued 66,666,667 ordinary shares at a price of 30 pence per share.

In July 2017, 250,000 ordinary shares were issued upon the exercise of warrants.

In November 2017, a total of 390,353 ordinary shares were issued upon the exercise of warrants.

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

18.    Financial assets and financial liabilities

The Group holds the following financial instruments:

Financial assets
at amortized cost
Financial assets	US $
2017
Prepaid expenses and other receivables	317,584
Cash and cash equivalents	22,651,475
22,969,059
2016
Prepaid expenses and other receivables	401,064
Cash and cash equivalents	21,829,632
22,230,696

Financial liabilities
at amortized cost
Financial liabilities	US $
2017
Trade and other payables	10,889,554
Payable on completion of clinical trial	500,000
Derivative liabilities	12,626,299
24,015,853

2016
Trade and other payables	12,319,117
Payable on completion of clinical trial	500,000
Derivative liabilities	5,798,058
18,617,175

Fair value disclosures

The Group’s cash, prepaid expenses and other current assets and trade and other payables are stated at their respective historical carrying amounts, which approximates fair value due to their short-term nature. These are measured at fair value using Level 1 inputs. The Group’s derivative liabilities are measured at fair value using Level 1 or 2 inputs. See discussion in Note 14 on the inputs utilized in the Black-Scholes option pricing model and for a rollforward of the derivative liability from December 31, 2016 to December 31, 2017. The Group determined that the book value of the Hercules Loan Agreement (Note 13) approximates its fair value as of December 31, 2017 due the proximity of the transaction date with December 31, 2017 and the interest being tied to the U.S. Prime Rate. There were no transfers between fair value levels during the years ended December 31, 2017 or 2016.

There were no non-recurring fair value measurements for the years ended December 31, 2017 or 2016.

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

20.    Related party transactions

Transactions with Amphion Innovations plc and Amphion Innovations US, Inc.

At December 31, 2017, Amphion Innovations plc and its wholly owned subsidiary, Amphion Innovations US, Inc., or collectively, the Amphion Group owned 14.48% of the issued ordinary shares in Motif Bio plc. In addition, the Amphion Group previously provided funding for the activities of Motif BioSciences Inc. through the issue of convertible interest bearing loan notes, which were converted to shares in December 2016. Richard Morgan and Robert Bertoldi were directors of both the Company and Amphion Innovations plc in the period. Transactions between the Group and the Amphion Group are disclosed below:

Advisory And Consultancy Agreement With Amphion Innovations US, Inc.

On April 1, 2015, the Group entered into an Advisory and Consultancy Agreement with Amphion Innovations US, Inc. The consideration for the services is $120,000 per annum. The agreement was amended in December 2016 so that either party may terminate the agreement at any time, for any reason, upon giving the other party ninety-days advance written notice. The Group paid $120,000 to Amphion Innovations US, Inc. during each year ending December 31, 2017 and 2016 in accordance with the terms of the agreement. As of the date of this annual report, the agreement continues to be in force.

Consultancy Agreement With Amphion Innovations plc

On April 1, 2015, the Group entered into a Consultancy Agreement with Amphion Innovations plc for the services of Robert Bertoldi, an employee of Amphion Innovations plc. The consideration for his services was $5,000 per month. On November 1, 2015, the consideration was increased to $180,000 per annum. On July 1, 2016, the consideration decreased to US $75,000 per annum. The agreement was for an initial period of 12 months and would automatically renew each year on the anniversary date unless either party notifies the other by giving ninety-days written notice prior to expiration. The agreement was amended in December 2016 so that either party may terminate the agreement at any time, for any reason, upon giving the other party ninety-days advance written notice. In July 2017, the Group amended the consulting agreement with Amphion Innovations plc to increase the annual consideration to $125,000 to better reflect Robert Bertoldi’s time commitment to the Group with and effective date of January 1, 2017. The Group paid Robert Bertoldi $125,000 and $127,500 during the years ended December 31, 2017 and 2016 in accordance with the terms of the agreement.

Consultancy Agreement With Amphion Innovations US, Inc.

On September 7, 2016, the Group entered into a Consultancy Agreement with Amphion Innovations US, Inc., pursuant to which Amphion Innovations US, Inc. will provide consultancy services in relation to the Group’s obligations as a NASDAQ listed company. The consideration for the services was $15,500 per month. The agreement was for an initial period of 12 months, after which the agreement will terminate automatically unless renewed by the parties by mutual agreement. The agreement was not extended past the initial term.  The Group paid $170,500 and $19,633 during the years ended December 31, 2017 and 2016 in accordance with the terms of the agreement.

Consultancy Agreement With Jonathan Gold

On April 13, 2016, the Group entered into a consultancy agreement with Mr. Gold, a member of the Group’s Board of Director. Under the terms of this agreement, Mr. Gold received a fixed fee of $10,000 per month for strategic financial expert advice and guidance. The term of this agreement was six months, commencing January 1, 2016. The term of the agreement would automatically renew each month following the initial term, provided that each party provided its mutual agreement to renew in a signed writing, no later than 30 days prior to the expiration of the term. This agreement was not extended beyond the initial term.

On April 7, 2017, the Group entered into a new consultancy agreement with Mr. Gold. Under the terms of this agreement, Mr. Gold received a fixed fee of $16,167 per month for strategic financial expert advice and guidance. The term of this agreement was twelve months, commencing January 1, 2017. The term of the agreement would automatically renew each month following the initial term, as long as either party did not provide notice to the other party of its election not to continue to renew the agreement with at least 30-days advance notice.  In connection with Mr. Gold assuming the executive role as Chief Financial Officer of February 2, 2018, this agreement was suspended as of December 31, 2017.

21.    Subsequent events

On January 19, 2018, the Group announced that it had filed a “universal” shelf registration statement on Form F-3 with the SEC, which was declared effective by the SEC on January 31, 2018. The filing of a shelf registration statement, a common practice by NASDAQ-listed companies, is intended to provide the Group with more timely and efficient access to the U.S. capital markets. The shelf registration, which can remain effective for up to three years, will enable the Company to offer, issue and sell, in one or more offerings at any time (as long as the shelf registration statement remains effective), up to an aggregate of $80 million of ordinary shares, including ADSs, where each ADS represents 20 ordinary shares), preference shares, warrants, subscription rights, debt securities and a combination of such securities, separately or as units. The Group currently has no specific plans to issue securities under this shelf registration. The specifics of any future offering, including the prices and terms of any securities offered by the Group, would be determined at the time of any such offering and would be described in detail in a prospectus supplement filed in connection with such offering.

Effective February 2, 2018, Jonathan Gold assumed the executive role of Chief Financial Officer upon the resignation of Robert Dickey IV, the Group’s former Chief Financial Officer.

On April 3, 2018, the Group announced the initiation of a rolling submission of a New Drug Application (NDA) to the U.S. Food & Drug Administration (FDA) for iclaprim. The Group commenced the submission before the end of the first quarter of 2018 and is expecting to complete the submission of the full NDA during the second quarter of 2018.  The Group also announced that it received correspondence from the FDA that a small business waiver has been granted for the NDA application fee which is typically due upon submission of an NDA under the Prescription Drug User Fee Act (PDUFA).  As a result, the Group did not have to pay a $2.4 million application fee for this NDA submission.