Form 20-F
period 2018-12-31
Motif Bio plc
filed 2019-04-15
CIK 1674657

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

Commission File Number 001-37847

MOTIF BIO PLC
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

United Kingdom
(Jurisdiction of incorporation or organization)

5 Independence Way Suite 300 Princeton, New Jersey 08540 United States
(Address of principal executive offices)

Graham Lumsden, CEO Motif Bio plc 5 Independence Way Suite 300 Princeton, New Jersey 08540 United States Tel: (609) 608-0032
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
296,660,243 as of December 31, 2018.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward looking statements that involve substantial risks and uncertainties. The forward-looking statements are contained principally in the sections of this Annual Report titled “Item 3.D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects.” All statements, other than statements of historical facts, contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, prospective products, product approvals, research and development costs, timing and likelihood of success, plans and objectives of management for future operations, and future results of current and anticipated products, are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The words “anticipate,” “assume,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “goal,” “intend,” “may,” “might,” “objective,” “plan,” “potential,” “predict,” “project,” “positioned,” “seek,” “should,” “target,” “will,” “would,” or the negative of these terms or other similar expressions are intended to identify forward-looking statements, although not all forward looking statements contain these identifying words. These forward looking statements are based on current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors. These forward looking statements include statements regarding:

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

•                  our ability to secure a commercialization partner and effectively market any product candidates that receive regulatory approval;

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

Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. As a result, any or all of our forward-looking statements in this Annual Report may turn out to be inaccurate. We have included important factors in the cautionary statements included in this Annual Report, particularly in the section of this Annual Report titled “Item 3.D. Risk Factors,” that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward looking statements we may make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to this Annual Report completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained in this Annual Report are made as of the date of this Annual Report, and we do not assume any obligation to update any forward looking statements except as required by applicable law.

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

Statement of Comprehensive Loss:

	Year ended December 31,
	2018	2017	2016	2015	2014
	(in thousands, except share and per share data)
Consolidated Statement of Comprehensive Loss
Operating expenses:
General and administrative	$(7,635)	$(8,542)	$(4,912)	$(3,577)	$(1,096)
Research and development	(10,988)	(29,475)	(34,795)	(4,681)	—
Gains on settlement of contract disputes	—	—	83	5	360
Total operating expenses	$(18,623)	$(38,017)	$(39,624)	$(8,253)	$(736)
Operating loss	(18,623)	(38,017)	(39,624)	(8,253)	(736)
Other income (expense), net
Interest income	113	134	70	15	—
Interest expense	(2,160)	(275)	(383)	(268)	(449)
Gain (loss) from revaluation of derivative liabilities	6,654	(6,392)	(136)	—	—
Net foreign exchange gains (losses)	40	(238)	(251)	(10)	—
Total other income (expense), net	$4,647	$(6,771)	$(700)	$(263)	$(449)
Loss before income taxes	(13,976)	(44,788)	(40,324)	(8,516)	(1,185)
Income tax	(9)	(22)	—	(1)	(1)
Net loss	$(13,985)	$(44,810)	$(40,324)	$(8,517)	$(1,186)
Total comprehensive loss	$(13,985)	$(44,810)	$(40,324)	$(8,517)	$(1,186)

Net loss per share(1)
Basic	$(0.05)	$(0.19)	$(0.35)	$(0.14)	$(0.03)
Diluted	$(0.07)	$(0.19)	$(0.35)	$(0.14)	$(0.03)
Weighted average number of ordinary shares
Basic	284,530,534	231,530,091	116,558,191	61,225,922	36,726,342
Diluted	287,131,688	231,530,091	116,558,191	61,225,922	36,726,342

(1)  Refer to Note 8 of the accompanying consolidated financial statements.

Summary Statement of Financial Position:

	As of December 31,
	2018	2017	2016
	(in thousands, except share data)
Summary Statement of Financial Position
Cash and cash equivalents	$12,279	$22,651	$21,830
Total assets	18,724	29,188	28,426
Total liabilities	27,650	38,096	18,617
Total shareholders’ (deficit) equity	(8,926)	(8,908)	9,809
Share capital	4,032	3,589	2,728
Number of ordinary shares in issue	296,660,243	263,519,128	195,741,528

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

Risks Related To Our Business And Commercialization

We Depend Substantially On The Success Of Our Product Candidate Iclaprim. If We Are Unable To Obtain Regulatory Approval And Successfully Commercialize Iclaprim After Regulatory Approval in the United States or Other Key Markets, or Experience Significant Delays In Doing So, Our Business Will Be Materially Harmed.

We have never commercialized a product candidate. Our operations to date have been limited to organizing and staffing our company, business planning, raising capital, in-licensing or acquiring our product candidates, identifying potential product candidates and undertaking preclinical studies and clinical trials of our product candidates. Our business and the ability to generate product sales will depend on the successful commercialization of our product candidate iclaprim, if approved by the FDA, and the successful development regulatory approval and commercialization of future product candidates.  On February 14, 2019, we received a Complete Response Letter (CRL) from the U.S. Food & Drug Administration (FDA) regarding the New Drug Application (NDA) for iclaprim for the treatment of acute bacterial skin and skin structure infections. The CRL stated that the FDA cannot approve the NDA in its present form and indicates that additional data are needed to further evaluate the risk for liver toxicity before the NDA may be approved. We are working with the FDA to discuss potential options to address the deficiencies. The Group is scheduled to meet with the FDA on May 3, 2019. Should we be unable to adequately address the concerns raised by the FDA or if the FDA requires an additional clinical trial(s), the Company may be adversely impacted.

If we choose to commercialize iclaprim and/or future product candidates on our own after regulatory approval, factors that may impact our future success include recruiting and retaining adequate numbers of effective sales and marketing personnel, obtaining access to or persuading adequate numbers of physicians to prescribe our product candidates and other unforeseen costs associated with creating an independent sales and marketing organization. Developing a sales and marketing organization requires significant investment, is time consuming and could delay the launch of our product candidates. We may not be able to build an effective sales and marketing organization in the United States or other key global markets. If we are unable to build our own distribution and marketing capabilities or to find suitable partners for the commercialization of our product candidates, we may not generate revenues from them.

We Are A Biopharmaceutical Company And Have A Limited Operating History On Which To Assess Our Business, Have Incurred Significant Losses Over The Last Several Years, Anticipate That We Will Continue To Incur Losses For The Foreseeable Future, And Will Require Substantial Additional Capital

We are a biopharmaceutical company with a limited operating history. Since inception, we have incurred significant operating losses. Our net loss was and $14.0 million, $44.8 million and $40.3 million for the fiscal years ended December 31, 2018, 2017 and 2016, respectively. As of December 31, 2018, our accumulated deficit and total shareholders’ deficit were $116.4 million and $8.9 million, respectively. As of December 31, 2018 and 2017, our cash and cash equivalents were $12.3 million and $22.7 million, respectively.  We have devoted substantially all of our financial resources to identifying, attempting to in-license or otherwise acquire rights to our lead product candidate iclaprim, including conducting clinical trials and providing general and administrative support for these operations to build our business infrastructure.

To date, we have financed our operations primarily through proceeds received from our initial offering in the United Kingdom, initial offering in the United States and our follow-on offerings in the United Kingdom, and the issuance of convertible promissory notes and senior debt. The amount of our future net losses will depend, in part, on the rate of our future expenditures, our ability to obtain funding through equity or debt financings, strategic collaborations or grants and the timing of royalty proceeds, if any, generated from our FDA product candidate iclaprim or other future product candidates.

We have prepared cash flow forecasts extending for at least 12 months from the date of this Annual Report. These forecasts assume no royalty revenue and the continuation of costs associated with drug discovery and development. We acknowledge that substantial uncertainty remains over our ability to have the resources to fully support the organization and that additional funding will be needed through public markets, private financing, and/or partnering opportunities within the next 12 months. In the event that we do not have adequate access to capital on a timely basis, on favorable terms, or if at all, this could have a material and negative impact on our business and results of operations.

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

To become and remain profitable, we must continue to develop other product candidates and/or successfully commercialize our current product candidate iclaprim after approval by the FDA in the United States and other key markets, if approved.  Biopharmaceutical product development is a highly speculative undertaking and involves a substantial degree of risk.  Further, because the potential markets in which our product candidates may ultimately receive regulatory approval are small, we may never become profitable despite obtaining such market share and acceptance of our product candidates.

We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and when we engage in the following activities:

•                  work with the FDA to address concerns indicated in its Complete Response Letter dated February 14, 2019;

•                  prepare for and begin commercialization of iclaprim in the United States after approval by the FDA and other key markets, if approved;

•                  continue to manage the pediatric development and other regulatory requirements of iclaprim;

•                  continue research and nonclinical and clinical development of future product candidates or advance iclaprim for other therapeutic indications;

•                  seek to educate the medical community and third-party payors on the benefits of iclaprim and any future product candidates;

•                  seek regulatory approvals for iclaprim in Europe and other key markets and future product candidates that successfully complete clinical trials;

•                  seek to identify, assess, in-license, acquire and develop additional product candidates;

•                  make up-front, milestone or other payments under any of our existing or future license agreements;

•                  change or add manufacturers or suppliers;

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

Further, the net losses we incur may fluctuate significantly from quarter-to-quarter and year-to-year, such that a period-to-period comparison of our results of operations may not be a good indication of our future performance. Moreover, if we incur substantial losses, we could be liquidated, and the value of our shares might be significantly reduced, or the shares might be of no value.

We Will Need Substantial Additional Funding Before We Can Expect To Complete The Development Of Our Product Candidates And Become Profitable From Sales Of Our Approved Products, If Any.

We are currently advancing our product candidate iclaprim through regulatory approval in the United States.  Particularly, the potential advancement of iclaprim through preclinical and clinical development for other indications and development of future product candidates is expensive. We expect our research and development expenses to increase in connection with our ongoing activities, particularly if we initiate additional trials of iclaprim and our other future product candidates. We expect that we will require additional capital to obtain regulatory approval for, and to commercialize, our product candidates.

As of December 31, 2018 and 2017 our cash and cash equivalents were $12.3 million and $22.7 million, respectively.  Our future funding requirements will depend on many factors, including, but not limited to:

•                  the outcome of our Type A meeting with FDA scheduled for May 3;

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

If we are unable to obtain adequate funding on a timely basis, we will be required to significantly curtail, delay or discontinue one or more of our research or development programs or the commercialization of any product candidates, if approved, or be unable to continue our current operations or otherwise capitalize on our business opportunities, as desired.

The accompanying consolidated financial statements have been prepared on a basis which assumes we will continue as a going concern and which contemplates the realization of assets and satisfaction of liabilities and commitments in the normal course of business. However, we have recorded losses since inception. As of December 31, 2018, we held unrestricted cash and cash equivalents of $12.3 million. Refer to the subsequent events described in Note 20 to the consolidated financial statements. We will need substantial additional funding to advance iclaprim through regulatory approval, commence commercial operations for iclaprim, begin our INSPIRE Phase 3 clinical trial and to continue operations. Our present capital resources are not sufficient to fund our planned operations for the next twelve months from the date of this Annual Report, and therefore, there exists substantial doubt about our ability to continue as a going concern.

The Commercial Success Of Iclaprim And Any Future Product Candidate Will Depend On The Degree Of Market Acceptance Among Physicians, Healthcare Providers, Patients, Patient Advocacy Groups and the Medical Community.

Iclaprim and any future product candidates, if approved, may not gain market acceptance, patients, patient advocacy groups, healthcare providers, including pharmacy benefit managers, and the medical community. Several other antibiotics are marketed for the treatment ABSSSI and many are well established therapies that are widely accepted by medical professionals and third-party payers. Many of these drugs are generic and Insurers and other third-party payers may encourage the use of generic products, either in preference to or prior to the use of branded therapies. The degree of market acceptance of iclaprim and any future product candidates, if approved, will depend on a number of factors, including:

•                  the market price, affordability and patient out-of-pocket costs of iclaprim and any future product candidates relative to other available products, which are predominantly generics;

•                  the possibility that third-party payers will not give iclaprim and any future product candidates favorable positions on their formularies or will place restrictions on the use of iclaprim and any future product candidates including through use of step therapy or prior authorization programs;

•                  the timing of market introduction of iclaprim and any future product candidates;

•                  the effectiveness of iclaprim and any future product candidates, as compared with currently available products;

•                  medical professional willingness to prescribe and patient willingness to adopt iclaprim and any future product candidates in place of current therapies;

•                  changes in the standard of care for the targeted indication iclaprim and any future product candidates;

•                  any limitations or warnings contained in labeling for our current or any future product;

•                  any limitations in the approved clinical indications and mechanism of actions for any current or future product;

•                  our success in demonstrating the benefits of iclaprim and any future product candidates;

•                  the strength of our selling, marketing and distribution capabilities;

•                  sufficient third-party coverage or reimbursement; and

•                  potential product liability claims.

It is possible that we may find it necessary or desirable to provide rebates on iclaprim or any future product candidates, if approved, to customers or third-party payers or to implement patient assistance programs, including co-pay assistance programs, which could affect our profitability. In addition, we do not know how medical professionals, patients and third-party payers will respond to the pricing of iclaprim or any future product candidates, if approved.

The potential market opportunity for iclaprim or any future product candidates, if approved, is difficult to precisely estimate. Our estimates of the potential market opportunity for iclaprim or any future product candidates, if approved, include several key assumptions based on our industry knowledge, industry publications, third-party research reports and other surveys. While we believe that our internal assumptions are reasonable, independent sources have not verified all of our assumptions. If any of these assumptions prove to be inaccurate and the actual market for iclaprim or any future product candidates, if approved, is smaller than we expect or if we fail to achieve market acceptance of iclaprim or any future product candidates, if approved, in the United States and other key targeted marketed, our potential product revenue may be limited, and it may be more difficult for us to achieve or maintain profitability.

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

•                  developing a sustainable and scalable manufacturing process for our product candidates;

•                  maintaining supply and manufacturing relationships with third-parties that can conduct the manufacturing process development and provide adequate, in amount and quality, products to support clinical development and the market demand for our product candidates;

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

On November 14, 2017, we and our subsidiary entered into a loan and security agreement with Hercules Capital, Inc. and certain of its affiliates (collectively, “Hercules”) for a term loan of up to $20 million. We refer to this loan and security agreement, as amended, as the Hercules Loan Agreement. The Hercules Loan Agreement is secured by substantially all of our property and that of our subsidiary, other than intellectual property.  As of December 31, 2018, we had $15 million in outstanding borrowings under the Hercules Loan Agreement.

On February 17, 2019, we and our subsidiary entered into an amendment agreement with Hercules in relation to the Hercules Loan Agreement.  Pursuant to the amendment, Motif BioSciences Inc. made an early repayment of $7 million and was required to make an additional repayment of $0.5 million on the earlier of 90 days from the date of the amendment (May 18, 2019), or receipt of gross funds from an equity raise of $2 million or greater. The amendment provides for a three-month interest-only period on the remaining loan balance for the period from March 2019 to May 2019 and the waiver of any prepayment charges for the remaining term of the loan. On March 22, 2019, we entered into another amendment agreement that provided for one additional month of the interest only period for the month of June 2019.  In addition, Hercules Capital, Inc. provided the Group a letter stating that the receipt and aging of invoices relating to a validation campaign of iclaprim mesylate from a third-party vendor are excluded from the determination of compliance with covenants under the Hercules Loan Agreement, as amended.

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

Additionally, we may be required to repay the entire amount of outstanding indebtedness under the term loan in cash if we fail to stay in compliance with our covenants or suffer some other event of default under the Hercules Loan Agreement. Under the Hercules Loan Agreement, an event of default will occur if, among other things: we fail to make payments under the Hercules Loan Agreement; we breach any of our covenants under the Hercules Loan Agreement, subject to specified cure periods with respect to certain breaches; there occurs an event that could reasonably be expected to have a material adverse effect on (i) our business, operations, properties, assets or financial condition, (ii) our ability to perform or satisfy our obligations under the Hercules Loan Agreement as they become due or Hercules’s ability to enforce its rights or remedies with respect to our obligations under the Hercules Loan Agreement, or (iii) the collateral or liens securing our obligations under the Hercules Loan Agreement; we or our assets become subject to certain legal proceedings, such as bankruptcy proceedings; we are unable to pay our debts as they become due; or we default on contracts with third-parties, which would permit Hercules to accelerate the maturity of such indebtedness or that could have a material adverse effect on us. We may not have enough available cash or be able to raise additional funds through equity or debt financings to repay such indebtedness at the time any such event of default occurs. In that case, we may be required to delay, limit, reduce or terminate our clinical development efforts or grant to others some or all of the rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves. Hercules could also exercise its rights as collateral agent to take possession and dispose of the collateral securing the term loan for its benefit, which collateral includes all of our property, including the Company’s cash funds, other than our intellectual property. Our business, financial condition and results of operations could be substantially harmed as a result of any of these events.

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

If any of these events occurs or any other events that may be adverse to our operations, we may not be successful in executing our growth strategy or our growth strategy may not deliver the anticipated results.

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

If we are presented with appropriate opportunities, we may acquire other businesses. We have had limited experience integrating other businesses or product candidates, or in-licensing or acquiring other product candidates. The integration process following any future transactions may produce unforeseen operating difficulties and expenditures. This may absorb significant management attention that would otherwise be directed to the ongoing development of our business. Also, in any future in-licensing or acquisition transactions, we may issue ordinary shares (including in the form of ADSs) that would result in dilution to existing shareholders, incur debt, assume contingent liabilities or create additional expenses related to amortizing intangible assets, any of which might harm our financial results and cause our share price to decline. Any financing we might need for future transactions may be available to us only on terms that restrict our business or impose costs that reduce our net income.

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

As of December 31, 2018, 2017 and 2016, our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. In connection with this assessment, we identified the following material weaknesses in internal control over financial reporting as of December 31, 2018, 2017 and 2016. These material weaknesses are in the process of being remediated.

We did not maintain an effective control environment as we did not maintain effective internal controls to ensure processing and reporting of valid transactions was complete, accurate, and timely and did not maintain a sufficient complement of resources with an appropriate level of accounting knowledge, experience, and training commensurate with their structure and financial reporting requirements to allow for appropriate monitoring, presentation and disclosure, and internal control over financial reporting.

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

These control deficiencies resulted in the misclassification of derivative liabilities in the statement of financial position as of December 31, 2016. In addition, these control deficiencies resulted in immaterial audit adjustments to increase our trade and other payables as of December 31, 2016. In connection with our 2017 interim consolidated financial statements, these control deficiencies resulted in adjustments to stock-based compensation expense and certain accrued liabilities. In addition, these control deficiencies resulted in an adjustment to our volatility percentage used to remeasure our warrant liability at December 31, 2018. Although these control deficiencies did not impact our cash flow for the year ending December 31, 2018 and did not result in any adjustment as of December 31, 2017, a material misstatement to the annual or interim consolidated financial statements may not be prevented or detected until the control deficiencies are remediated. Accordingly, our management has determined that these control deficiencies constitute material weaknesses.

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

Pursuant to the terms of the merger agreement we entered into with Nuprim on December 31, 2014, we agreed to assume Nuprim’s obligations under certain agreements. We do not believe that the Sale and Purchase Agreement, dated June 1, 2001, by and between F. Hoffman-La Roche Ltd. and Hoffmann-La Roche Inc., together the Hoffmann-La Roche Seller, and Arpida Ltd., the Hoffman-La Roche/Arpida Agreement, was assigned to Nuprim or the party for which it was a successor in interest with regards to the iclaprim assets and therefore we believe that we do not have obligations under such agreement.

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

We are currently aware of various companies that are marketing existing antibiotics or may introduce new products that compete with our product candidates such as Allergan, Melinta, Merck & Co., Inc., Nabriva, and Paratek. We anticipate this competition to increase in the future as new companies enter the novel antibiotics market. In addition, the healthcare industry is characterized by rapid technological change, and new product introductions or other technological advancements could make some or all of our products obsolete.

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

Because each third-party payor individually approves coverage and reimbursement levels, obtaining coverage and adequate reimbursement is a time consuming, costly and sometimes unpredictable process. We may be required to provide scientific and clinical support, evidence of medical necessity or both for the use of any product to each third-party payor separately with no assurance that approval would be obtained, and we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness, medical necessity or both of our products. This process could delay the market acceptance of any product and could have a negative effect on our future revenues and operating results.

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

In a remain-or-leave referendum held in the United Kingdom on June 23, 2016, the electorate in the United Kingdom voted in favor of leaving the EU (referred to as “Brexit”). On March 29, 2017, the U.K. government delivered to the European Council notice of its intention to leave the EU and, in the absence of an executed withdrawal agreement with the EU, the effective date of the United Kingdom’s withdrawal from the EU will be March 29, 2019, which has been subsequently extended to October 31, 2019. In March 2018, the UK and EU reached political agreement on the withdrawal agreement text addressing transitional arrangements for post-Brexit and the European Union (Withdrawal) Act 2018 (EUWA) received royal assent on June 26, 2018. The aim of this act, amongst other things was to retain most EU law in UK law after the UK leaves the EU by creating a new body of retained EU law. However, on January 16, 2019 the House of Commons rejected the withdrawal agreement and the government’s plan for the future relationship with the EU. A revised withdrawal agreement is due to be voted on, but it is uncertain what will happen next. Possible outcomes include leaving with no deal or extending the current Article 50 deadline. At the date of writing of this annual report, the U.K. remains a member of the EU and all rights and obligations derived from EU law continue to apply.

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

In addition, Brexit could lead to legal uncertainty and potentially divergent national laws and regulations as the United Kingdom determines which EU laws to replicate or replace. If the United Kingdom were to significantly alter its regulations affecting the pharmaceutical industry, we could face significant new costs. It may also be time-consuming and expensive for us to alter our internal operations to comply with new regulations. Altered regulations could also add time and expense to the process by which our product candidates receive regulatory approval in the United Kingdom and EU. Similarly, it is unclear precisely what Brexit’s impact will be on our intellectual property rights and the process for obtaining and defending such rights. While copyright is likely to remain largely unaffected, holders of registered unitary intellectual property rights, such as European Union trademarks or Registered Community Designs, granted by the EU will continue to be valid in other Member States but cease being enforceable in the U.K. and instead arrangements will be put in place to obtain an equivalent UK right. With regard to existing patent rights, the effect of Brexit should be minimal considering enforceable patent rights are specific to the U.K., whether arising out of the European Patent Office or directly through the U.K. patent office. The U.K.’s participation in the EU’s Unified Patent Court is still uncertain.

Any of these effects of Brexit, and others we cannot anticipate, could adversely affect our business, business opportunities, results of operations, financial condition and cash flows.

Risks Related To Our Dependence On Third-parties

We Rely On Third-parties To Conduct Our Nonclinical And Clinical Trials And If These Third-parties Perform In An Unsatisfactory Manner, Our Business Could Be Substantially Harmed.

We have relied upon and plan to continue to rely upon third-party CROs to conduct and monitor and manage data for our nonclinical and clinical programs. We may not have all of the necessary contractual relationships in place to continue to do so. Once we have established contractual relationships with such third-party CROs, we will have only limited control over their actual performance of these activities. Nevertheless, we are responsible for ensuring that each of our trials is conducted in accordance with the applicable protocol, legal, regulatory, environmental and scientific standards and our reliance on the CROs does not relieve us of our regulatory responsibilities.

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

The Failure Of Our Suppliers To Supply Us With The Agreed Upon Drug Substance Or Drug Product Could Hurt Our Business.

We do not currently, and do not expect to in the future, independently conduct manufacturing activities for iclaprim or our future product candidates. We expect to rely on third-party suppliers for the drug substance and drug product for iclaprim and our future product candidates. The failure of these suppliers to perform as contracted, or the need to identify new suppliers, could result in a delay in the development and or commercial supply for iclaprim or our future product candidates. A delay in the commercial supply or development of our future product candidates or having to enter into a new agreement with a different third-party on less favorable terms than we have with our current suppliers could hurt our business.

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

Risks Related To Iclaprim And The Development Of Our Future Product Candidates

We Depend Entirely On The Success Of Iclaprim. If We Do Not Obtain Regulatory Approval For And Successfully Commercialize Iclaprim, Or We Experience Significant Delays In Doing So, We May Never Become Profitable.

We currently have no products approved for sale and may never be able to obtain regulatory approval for, or commercialize, any products. We have invested, and expect to continue to invest, a significant portion of our efforts and financial resources in the development of iclaprim.  We are currently seeking regulatory approval in the United States for iclaprim. Our ability to generate product revenues, which we do not expect will occur before 2020, if ever, will depend heavily on our successful development, regulatory approval and eventual commercialization, if approved, of iclaprim. We are not permitted to market or promote any product candidate in particular countries or regions before we receive regulatory approval from the U.S. Food and Drug Administration (“FDA”), European Medicines Agency (“EMA”) or any required comparable regulatory agency, and we may never receive such regulatory approval for iclaprim. The success of iclaprim will depend on several additional factors, including, but not limited to, the following:

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

•                  regulatory approval from FDA, EMA;

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

Many of these factors are wholly or partially beyond our control, including clinical development, the regulatory approval process, potential threats to our intellectual property rights and changes in the competitive landscape. If we do not achieve one or more of these factors in a timely manner or at all, we could experience significant delays or an inability to successfully complete clinical trials or commercialize our product candidates, if approved.

Clinical Trials Are Very Expensive, Time Consuming And Difficult To Design And Implement And Involve Uncertain Outcomes. Furthermore, Results Of Earlier Preclinical Studies And Clinical Trials May Not Be Predictive Of Results Of Future Preclinical Studies Or Clinical Trials.

To obtain the requisite regulatory approvals to market and sell any of our future product candidates, we must demonstrate through extensive preclinical studies and clinical trials that our products are safe and effective in humans. Clinical testing is expensive and can take many years to complete, and its outcome is inherently uncertain. Failure can occur at any time during the clinical trial process. The results of preclinical studies and earlier clinical trials may not be predictive of the results of later-stage clinical trials. For example, the results generated to date in preclinical studies or clinical trials for our product candidates do not ensure that later preclinical studies or clinical trials will demonstrate similar results. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and initial clinical trials. Companies in the biopharmaceutical industry may suffer setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier clinical trials. We may experience delays in our ongoing or future preclinical studies or clinical trials, and we do not know whether future preclinical studies or clinical trials will begin on time, need to be redesigned, enroll an adequate number of subjects or patients on time or be completed on schedule, if at all. Clinical trials may be delayed, suspended or terminated for a variety of reasons, including delay or failure to:

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

The Regulatory Approval Process Of The FDA, EMA Or Any Comparable Foreign Regulatory Agency May Be Lengthy, Time Consuming And Unpredictable.

Our future success depends upon our ability to develop, obtain regulatory approval for and then commercialize one or more of our product candidates. Although some of our employees have prior experience with submitting marketing applications to the FDA, EMA or any comparable foreign regulatory agency, we, as a company, have only submitted one such application for a product candidate. That application received a CRL from the FDA on February 14, 2019. We cannot be certain that we will successfully resolve the issues cited by the FDA in the CRL. Applications for any of our product candidates could fail to receive regulatory approval for many reasons, including, but not limited to, the following:

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

•                  we may be unable to demonstrate to the FDA, EMA or any comparable foreign regulatory agency that a product candidate’s benefit-risk ratio for its proposed indication is acceptable;

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

If Serious Adverse, Undesirable Or Unacceptable Side Effects Are Identified During The Development Or Following Regulatory Approval Of Iclaprim Or Our Future Product Candidates, If Any, We May Need To Abandon Or Suspend Our Commercialization of Iclaprim Or Development Of Our Future Product Candidates.

If our product candidates are associated with serious adverse, undesirable or unacceptable side effects, we may need to abandon their development or limit development to certain uses or sub-populations in which such side effects are less prevalent, less severe or more acceptable from a benefit-risk perspective. Many compounds that initially showed promise in preclinical or early stage testing have later been found to cause side effects that restricted their use and prevented further development of the compound for larger indications.

Discovery of previously unknown problems, or increased focus on a known problem, with an approved product may result in restrictions on its permissible uses, including withdrawal of the medicine from the market.

Additionally, if we or others identify undesirable side effects of iclaprim or any of our future product candidates, after such product(s) receive regulatory approval, a number of potentially significant negative consequences could result, including, but not limited to:

•                  withdrawal by regulatory authorities of approvals of such product;

•                  seizure of the product by regulatory authorities;

•                  recall of the product;

•                  restrictions on the marketing of the product;

•                  requirement by regulatory authorities of additional warnings on the label, including black box warning;

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

Any of these events could prevent us from achieving or maintaining market acceptance of iclaprim or the particular future product candidate, if approved, and could significantly harm our business, financial condition, and results of operations.

We May Find It Difficult To Enroll Patients In Our Future Clinical Trials. Difficulty In Enrolling Patients In Our Future Clinical Trials Could Delay Or Prevent Clinical Trials Of Our Future Product Candidates.

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

We May Become Exposed To Costly And Damaging Liability Claims, Either When Testing Our Future Product Candidates In The Clinic Or At The Commercial Stage, And Our Product Liability Insurance May Not Cover All Damages From Such Claims.

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

We purchase liability insurance in connection with our clinical trials. It is possible that our liabilities could exceed our insurance coverage. We intend to expand our insurance coverage to include the sale of commercial products if we obtain regulatory approval for any of our product candidates. However, we may not be able to maintain insurance coverage at a reasonable cost or obtain insurance coverage that will be adequate to satisfy any liability that may arise. If a successful product liability claim, or series of claims is brought against us for uninsured liabilities or in excess of insured liabilities, our assets may not be sufficient to cover such claims and our business operations could be impaired.

Risks Related To Our Intellectual Property

If We Or Any Of Our Future Licensors Are Unable To Obtain And Maintain Effective IP Rights For Our Technologies, Product Candidates Or Any Future Product Candidates, Or If The Scope Of The IP Rights Obtained Is Not Sufficiently Broad, We May Not Be Able To Compete Effectively In Our Markets.

We expect to rely upon a combination of marketing exclusivity, data exclusivity, patents, trade secret protection and contractual confidentiality obligations to protect the intellectual property related to our technologies and product candidates. Our success depends in large part on our and our eventual licensors’, if any, ability to obtain and maintain intellectual property protection in the United States and in other countries with respect to our proprietary technology and product candidates.

The “composition of matter” patent covering iclaprim expired on December 2, 2016. Iclaprim has been designated as a Qualified Infectious Disease Product (“QIDP”) by the FDA.  This designation qualifies iclaprim, should it be approved, for five years of marketing exclusivity to be added to the five years of exclusivity already provided by the Food, Drug, and Cosmetic Act for a New Chemical Entity (NCE), assuming iclaprim is confirmed to be a NCE.  This therefore is expected to provide 10 years of market exclusivity from the date of approval.  In addition, we received a Notice of Allowance from the United States Patent and Trademark Office for United States Patent Application Nos. 15/586,021 and 15/586,815 for the method of use of iclaprim to treat patients with bacterial infections. The two method of use patents will expire in November 2037.  We believe that the marketing protection in combination with patent protection provides iclaprim with the opportunity to become an important standard of care for ABSSSI in the United States.  If approved by the European Medicines Agency, or EMA, we expect that iclaprim will qualify for eight years of data exclusivity and an additional two years of market exclusivity in the EU. If approved by the Pharmaceuticals and Medical Devices Agency (PDMA) in Japan, we expect that iclaprim will qualify for eight years of data exclusivity (which may be extended to ten years for orphan or pediatric indications) and an additional two years of market exclusivity in Japan.

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

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain and involves complex legal and factual questions for which legal principles are evolving or remain unsolved. Any patent applications that we own, or in-license, may fail to result in issued patents with claims that cover our product candidates in the United States or in foreign countries. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions remain confidential for a period of time after filing, and some remain so until issued. Therefore, we cannot be certain that we were the first to file any patent application related to our product candidates, or whether we were the first to make the inventions claimed in our owned patents or pending patent applications, nor can we know whether those from whom we license patents were the first to make the inventions claimed or were the first to file. As a result, the issuance, scope, validity, enforceability and commercial value of any patent rights we obtain are highly uncertain. There is no assurance that all potentially relevant prior art relating to any of our patents and any pending patent applications have been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application, or affect the scope of any claims issuing from a pending patent application. Even if patents do successfully issue, and even if such patents cover our product candidates, third-parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, found unenforceable or invalidated, which could allow third-parties to commercialize our technology or products and compete directly with us, without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. Furthermore, even if they are unchallenged, any patents we obtain and any pending patent applications may not adequately protect our intellectual property, provide exclusivity for our product candidates, prevent others from designing around our claims or provide us with a competitive advantage. Any of these outcomes could impair our ability to prevent competition from third-parties.

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

We believe that the approval iclaprim for marketing in the United States and the EU would be the first regulatory approval of this drug substance in either jurisdiction. As such, iclaprim should be entitled to five years of regulatory exclusivity in the United States as a New Chemical Entity, beginning from the date of marketing approval (“NCE Exclusivity”). Iclaprim also received QIDP designation from the FDA for both ABSSSI and HABP in July 2015, pursuant to the Generating Antibiotic Incentives Now Act (“GAIN Act”) enacted under Title VIII of the FDA Safety and Innovation Act (“FDASIA”) in 2012. The QIDP designation grants iclaprim, if approved for one of the QIDP-designated indications, an additional five years of market exclusivity added sequentially to the NCE Exclusivity, for a total of 10 years exclusivity from the date of marketing approval. The FDA could disagree with our characterization of iclaprim as being entitled to NCE Exclusivity, rescind the QIDP designation, or third-parties could successfully challenge the iclaprim NCE Exclusivity or QIDP determinations, which could shorten or eliminate the relevant exclusivity periods and subject iclaprim to an earlier generic competition. Such generic competition would likely cause sales of iclaprim to decline rapidly and materially, and if so we may have to write off a portion or all of the intangible assets associated with the affected product and our ability to generate revenue could be compromised.

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

Competitors may infringe upon our patents or the patents of our licensors. Although we are not currently involved in any litigation, if we or one of our licensing partners were to initiate legal proceedings against a third-party to enforce a patent covering one of our product candidates, the defendant could counterclaim that the patent covering our product candidate is invalid and/or unenforceable, or request declaratory judgment that there is no infringement. They could also challenge the patent being enforced against them in an administrative proceeding before the USPTO, European Patent Office or other relevant national or regional government body. In patent litigation in the United States, defendant counterclaims alleging invalidity, non-infringement and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of written description. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld material relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. An infringement litigation defendant may also instigate an Inter Partes Review of the patent at issue before the USPTO, concurrent with the infringement suit. The Inter Partes Review could result in a stay of the infringement litigation, which could significantly extend the cost and time to resolve the matter and could also result in the USPTO declaring some or all of the patent claims to be invalid. Such an invalidity ruling by the USPTO could materially compromise our ability to enforce some or all of the patent claims against a competitor in a timely manner.

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

Failure To Secure Or Maintain Adequate Protection For Our Trademarks Could Adversely Affect Our Business.

We have filed a United States, Canadian and International (Madrid Protocol) trademark application designating Australia, China, European Community, India, Israel, Japan, Mexico and Turkey for the marks, “Motif Bio” and “Motif BioSciences”.  A proposed product name for iclaprim was submitted to the FDA in April 2017. If any foreign trademark offices raise any objections, we may be unable to overcome such objections. In addition, in the USPTO and in comparable agencies in many foreign jurisdictions, third-parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. If opposition or cancellation proceedings are filed against our trademarks, our trademarks may not survive such proceedings.

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

At times, competitors may adopt trademarks, trade names or trade dress similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Over the long term, if we are unable to establish name recognition based on our trademarks, trade names and/or trade dress, then we may not be able to effectively compete and our business may be adversely affected. Our efforts to enforce or protect our proprietary rights related to trademarks (including trade names and trade dress), domain names or copyrights may be ineffective and could result in substantial costs and diversion of resources.

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

Although We Are Not Currently Involved In Any Litigation, We May Be Involved In Lawsuits That May Result in Adverse Outcomes.

We may be possibly subject to a variety of claims and lawsuits. Adverse outcomes in some or all of these claims may result in significant monetary damages or injunctive relief that could adversely affect our ability to conduct our business. The litigation and other claims are subject to inherent uncertainties. A material adverse impact on our financial statements also could occur for the period in which the effect of an unfavorable final outcome becomes probable and reasonably estimable, if any.

Risks Related To Government And Regulation

Even If One Or More Of Our Product Candidates Obtains Regulatory Approval, We Will Be Subject To Ongoing Obligations And Continued Regulatory Requirements, Which May Result In Significant Additional Expense.

If regulatory approval is obtained for any of our product candidates, the product will remain subject to continual regulatory oversight. Any regulatory approvals that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of approval, or contain requirements for potentially costly post-marketing testing, including Phase 4 clinical trials and surveillance to monitor the safety and efficacy of the product candidate. In addition, if the FDA, the EMA or any comparable foreign regulatory authority approves any of our product candidates, we will be subject to ongoing regulatory obligations and oversight by regulatory authorities, including with respect to the pediatric clinical studies, manufacturing processes, labeling, packing, distribution, adverse event monitoring and reporting, storage, advertising and marketing restrictions, and recordkeeping and, potentially, other post-marketing obligations, all of which may result in significant expense and limit our ability to commercialize such products. These requirements include submissions of safety and other post-marketing information and reports, registration, as well as continued compliance with cGMPs and cGCPs for any clinical trials that we conduct post-regulatory approval.

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

If any of these events occurs, our ability to sell such product may be impaired, and we may incur substantial additional expense to correct any violations and to comply with regulatory requirements. The policies of the FDA, the EMA or any comparable foreign regulatory agency may change, and additional government regulations may be enacted that could prevent, limit or delay regulatory approval of our product candidates. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any regulatory approval that we may have obtained, which would compromise our ability to achieve or sustain profitability.

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

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act or ACA, a sweeping law intended, among other things, to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for healthcare and health insurance industries, impose new taxes and fees on the health industry, and impose additional health policy reforms. ACA, among other things: increased the statutory minimum Medicaid rebates a manufacturer must pay under the Medicaid Drug Rebate Program; addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; and established a new Medicare Part D coverage gap discount program in which manufacturers must provide 50% point-of-sale discounts on negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period as a condition for the manufacturer’s outpatient drugs to be covered under Part D and implemented payment system reforms, including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models. Further, ACA imposed a significant annual nondeductible fee on entities that manufacture or import specified branded prescription drug products and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs. We expect that additional healthcare reform measures will likely be adopted in the future, any of which may increase our regulatory burdens and operating costs and limit the amounts that federal, state and foreign governments will reimburse for healthcare products and services, which could result in reduced demand for our products, if approved, or additional pricing pressures.

Moreover, other legislative changes have also been proposed and adopted in the United States since ACA was enacted. On August 2, 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2013 through 2021 was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect on April 1, 2013 and will stay in effect through 2024 unless additional Congressional action is taken. On January 2, 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding, which could compromise the ability of patients and third-party payors to purchase our product candidates.

Moreover, pharmaceutical pricing currently receives a great deal of Congressional and administrative attention, and we expect ongoing, relatively rapid changes to applicable laws and regulations.   For example, since January 2017, Congress and the Trump Administration have been engaged in various efforts to repeal or materially modify various aspects of ACA.  The results and effects of such ongoing efforts have varied after facing judicial and Congressional challenges but could affect our business operations and prospects in unknown ways, and it is unclear how ACA and other laws ultimately will be implemented.

Additionally, on January 31, 2019, the U.S. Department of Health and Human Services published a rule package that proposes to eliminate the Anti-Kickback Statute safe harbor protection for rebates paid by drug manufacturers to pharmacy benefit managers, Medicare Part D plans, and Medicaid managed care plans.  The proposed regulation would also create new safe harbors for fees charged to manufacturers by pharmacy benefit managers and for drug discounts offered to patients at the point of sale.  If adopted, these rule amendments are expected to cause significant changes throughout the drug supply chain, and we expect the amendments to affect our business operations and prospects in unknown and material ways.

Thus, while the full impact of ACA and subsequent health reform measures on our business remains unclear, if we ever obtain regulatory approval and commercialization of one or more of our product candidates, these laws may result in reductions in healthcare funding, which could have a material adverse effect on our customers and accordingly, our financial operations. Similarly, an inability of Congress to enact timely budgeting and appropriations legislation may result in interruptions of governmental funding, of undetermined duration, which could impact reimbursement under federal health programs. We cannot be sure whether additional legislative changes will be enacted, or whether FDA regulations, guidance or interpretations will be changed, or what the impact of such changes on the marketing approvals of our product candidates may be.

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

Healthcare providers, suppliers, physicians, non-physician practitioners and other allied healthcare professionals, and others play a primary role in the recommendation and prescription of any products for which we may in the future obtain regulatory approval and commercialize. Our current and future arrangements with third party payors, consultants, customers, physicians, non-physician practitioners and other allied healthcare professionals, and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including, but not limited to, federal and state laws and regulations in the United States, that may constrain the business or financial arrangements and relationships through which we market, sell and distribute our products for which we obtain regulatory approval. Potentially applicable healthcare laws and regulations include, but are not limited to, the following:

•                  Provisions in Title XI of the Social Security Act, commonly referred to as the “Anti-Kickback Statute,” 42 U.S.C. § 1320a-7b(b), prohibit the knowing and willful offer, payment, solicitation or receipt of remuneration, directly or indirectly, in return for the referral of patients or arranging for the referral of patients, or in return for the recommendation, arrangement, purchase, lease or order of items or services that are covered, in whole or in part, by a federal healthcare program such as Medicare or Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value such as gifts, discounts, rebates, waiver of payments, the opportunity to generate business or providing anything at more or less than its fair market value, as applicable. Many states have adopted similar prohibitions against kickbacks and other practices that are intended to influence the purchase, lease or ordering of healthcare items and services reimbursed by a governmental health program or state Medicaid. Some of these state prohibitions apply to remuneration for referrals of healthcare items or services reimbursed by any payor, including private or commercial payors. Both parties to a prohibited arrangement are equally liable. Thus, even where the business did not currently accept Medicare, Medicaid Tricare, or other forms of federally funded reimbursement such as grants, we could still be subject to the Anti-Kickback Statute (and applicable state anti-kickback laws) to the extent we have referral or financial relationships with other parties that do participate in those programs. The Anti-Kickback Statute is a federal second degree felony punishable by up to ten years’ imprisonment, and claims filed in violation of its provisions may result in civil monetary penalty statute or additional liability under the false claims act and exclusion statutes.  Certain Anti-Kickback safe harbor provisions that protect the rebates paid by drug manufacturers to third parties may be repealed pursuant to a pending regulatory proposal.

•                  The federal government is authorized to impose criminal, civil and administrative penalties on any person or entity that files a false claim for payment from the Medicare or Medicaid programs. False claims filed with private insurers can also lead to criminal and civil penalties under state law as well as treble damages for any overpayments or prohibited payments from federal programs. The government applies criminal, civil and administrative penalty statutes to a range of circumstances. Under the “qui tam” provisions of the Federal False Claims Act, 31 U.S.C. §§ 3729-2722, private parties (“relators” or “whistleblowers”) may bring actions against providers on behalf of the federal government. Such private parties are entitled to share in any amounts recovered by the government through trial or settlement. Qui tam cases are sealed by the court at the time of filing. The only parties privy to the information contained in the complaint are the relator, the federal government and the presiding court until the complaint is unsealed, which may occur years after the complaint is filed. In recent years, the number of suits brought by private individuals has increased dramatically. Both direct enforcement activity by the government and whistleblower lawsuits under the Federal False Claims Act have increased significantly in recent years and have increased the risk of healthcare companies like us having to defend a false claims action, repay claims paid by the government, pay fines or be excluded from the Medicare and Medicaid programs. In addition, under the ACA, providers must report and refund the overpayments before the later of 60 days after the overpayment was identified or the date any corresponding cost report is due, if applicable. Any overpayment that is retained after this deadline is considered an obligation subject to an action under the Federal False Claims Act. A number of states have enacted false claims acts that are applicable to claims submitted to state Medicaid programs and are similar to the Federal False Claims Act. Section 6031 of the Deficit Reduction Act of 2005 as amended, or DRA, amended federal law to encourage these types of state laws, along with a corresponding increase in state initiated false claims enforcement efforts. Currently, most states and the District of Columbia have some form of state false claims act. The OIG has reviewed various state false claims acts and on numerous occasions has determined that some state false claims acts satisfy the DRA standards. Several states were given a grace period to amend their false claims acts to come into compliance with recent amendments to the Federal False Claims Act. We anticipate this figure will continue to increase.

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

•                  The Exclusion statute, 42 U.S.C. § 1320a-7, requires the exclusion of entities and individuals who have been convicted of federal-program related crimes or health care felony fraud or controlled substance charges.  The statute also permits the exclusion of those that have been convicted of any form of fraud, the anti-kickback statute, for obstructing an investigation or audit, misdemeanor controlled substance charges, those whose health care license has been revoked or suspended, and those who have filed claims for excessive charges or unnecessary services.  If the Company were to be excluded, its candidate products would be ineligible for reimbursement from any federal programs, including Medicare and Medicaid, and no other entity participating in those programs would be permitted to enter into contracts with the Company.  In order to preserve access to beneficial drugs, the government may elect to exclude officers and key employees of manufacturers, rather than excluding the organization.  Such enforcement actions would prohibit the Company from engaging those individuals, which could adversely affect operations, and could result in significant reputational harm.

•                  The Privacy Rule or the Security Rule of the Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, and its implementing regulations, impose various obligations with respect to safeguarding the privacy, security and transmission of individually identifiable health information, and may implicate certain aspects of our business relationships.  HITECH significantly expanded the scope of the privacy and security requirements under HIPAA and increased penalties for violations. Currently, violations of the HIPAA privacy, security and breach notification standards may result in civil penalties ranging from $100 to $50,000 per violation, subject to a cap of $1.5 million in the aggregate for violations of the same standard in a single calendar year in most circumstances, although penalties may be aggregated with separate penalties for multiple breaches or other offenses, and some entities have been assessed penalties up to $5.5 million within a single calendar year. The amount of penalty that may be assessed depends, in part, upon the culpability of the applicable covered entity or business associate in committing the violation. Some penalties for certain violations that were not due to “willful neglect” may be waived by the Secretary of HHS in whole or in part, to the extent that the payment of the penalty would be excessive relative to the violation. HITECH also authorized state attorney generals to file suit on behalf of residents of their states. Applicable courts may award damages, costs and attorneys’ fees related to violations of HIPAA in such cases. HITECH also mandates that the Secretary of HHS conduct periodic compliance audits of a cross-section of HIPAA covered entities and business associates. Every covered entity and business associate is subject to being audited, regardless of the entity’s compliance record.   States may impose more protective privacy restrictions in laws related to health information and may afford individuals a private right of action with respect to the violation of such laws. Both state and federal laws are subject to modification or enhancement of privacy protection at any time.

•                  The criminal healthcare fraud provisions of 18 U.S.C. §§ 1347, 1349, impose criminal liability for, among other things, knowingly and willfully executing, or attempting to execute, a scheme or artifice to defraud any healthcare benefit program, including private third-party payors, or to obtain, by means of false or fraudulent pretenses, representations or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of, or payment for, healthcare benefits, items or services or for attempting or conspiring to do the same.

•                  The federal Physician Payments Sunshine Act under ACA and its implementing regulations, requires certain manufacturers of drugs, devices, biologics and medical supplies to annually report to the Centers for Medicare & Medicaid Services information related to payments and other transfers of value made by such manufacturers to physicians and teaching hospitals, and ownership and investment interests held by physicians or their immediate family members.

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

Because of the breadth of these laws and the narrowness of the statutory exceptions and regulatory safe harbors available under the U.S. federal Anti-Kickback Statute and analogous state laws, it is possible that some of our current and future business activities could be subject to challenge under one or more of such laws. In addition, recent healthcare reform legislation has strengthened these laws. For example, ACA, among other things, amends the intent requirement of the U.S. federal Anti-Kickback Statute and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of these statutes or specific intent to violate them in order to be in violation. Moreover, ACA provides that the government may assert that a claim including items or services resulting from a violation of the U.S. federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal False Claims Act.

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

The trading price of our ADSs and ordinary shares has fluctuated, and is likely to continue to fluctuate, substantially.  The trading price of our securities depends on a number of factors including but not limited to those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance.

Our ADSs were sold in an initial offering on the NASDAQ Capital Market in November of 2016 at an offering price of $6.98 per ADS and ADS Warrant combination. During the period beginning on November 23, 2016 and ending on March 1, 2019, the price per ADS has ranged from as low as $1.63 to as high as $13.75 and the price per ADS Warrant ranged from as low as $0.08 to as high as $9.94.  During the same period, our ordinary share prices on London’s AIM market have ranged from as low as £0.04 to as high as £0.52.  The market price of our securities may fluctuate significantly in response to numerous factors, many of which are beyond our control, including but not limited to:

•                  positive or negative results of testing and clinical trials by us, strategic partners or competitors;

•                  delays in the regulatory process or failure to receive marketing approval for a product candidate;

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

•                  inability to comply with covenants under our Hercules Loan Agreement, as amended;

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

Future sales of a substantial number of the ADSs, the ADS Warrants or our ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of the ADSs, the ADS Warrants and/or our ordinary shares. As of December 31, 2018, we had 296,660,243 ordinary shares outstanding, including 26,765,600 ordinary shares represented by ADSs.

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

We May Incur Significant Costs As A Result Of Being A Public Company In The United States And The United Kingdom, And Our Management Is Required To Devote Substantial Time To Compliance Initiatives As Well As To Compliance With Ongoing U.S. and U.K. Reporting Requirements.

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

As of March 1, 2019, Invesco Asset Management Limited, Sand Grove Capital Management LLP and the Amphion Group beneficially own approximately 14.1%, 11.2% and 8.5 % of our outstanding ordinary shares, respectively.  As a result, these shareholders may be able to influence the outcome of certain matters requiring shareholder approval, including mergers and other transactions. Their interests may not always coincide with your interests or the interests of our other shareholders. The concentrated holdings of our ordinary shares may prevent or discourage unsolicited acquisition proposals or offers that you may feel are in your best interests as one of our shareholders. Moreover, this concentration of share ownership may also adversely affect the trading price of our ordinary shares and ADSs if investors perceive a disadvantage in owning shares of a company with a significant shareholder.

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

You May Be Unable To Recover Any of Your Investment in the ADS Warrants.

The value of the ADS Warrants depends on the value of the ADSs or the Ordinary Shares, as applicable, which will depend on factors related and unrelated to the success of our commercialization and product development activities, and cannot be predicted at this time. The ADS Warrants have an exercise period of five years from the date of issue and expire on November 23, 2021.

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

In addition, if the Company pays dividends to a Non-U.S. Holder, as defined in the discussion under the heading “Item 10.E. Material U.S. Federal Income Tax Considerations,” it will be required to withhold U.S. income tax at the rate of up to 30%, or such lower rate as may be provided in an applicable income tax treaty. Each investor should consult its own tax adviser regarding the U.S. federal income tax position of the Company and the tax consequences of holding the ADSs, ADS Warrants or ordinary shares.

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

Motif BioSciences Inc. was incorporated in the State of Delaware on December 2, 2003. The registered agent for Motif BioSciences Inc. in the United States is Corporate Services Company, with an address at 251 Little Falls Drive, Wilmington, Delaware, 19808. On April 1, 2015, Motif BioSciences Inc. became a wholly-owned subsidiary of the Company by way of a group reorganization by plan of merger. Therefore, Motif BioSciences Inc. is considered to be the predecessor of the Company prior to the reorganization. The principal place of business is 5 Independence Way, Suite 300, Princeton, New Jersey 08540, United States of America.  The phone number for such principal place of business is (609) 608-0032.

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

•                  On May 17, 2018, we raised $12.7 million of net proceeds, after deducting $0.7 million of issuance costs, from a placement in the United Kingdom of 32,258,064 new ordinary shares at £0.31 per share.

•                  On March 25, 2019, the Group raised $3.3 million of net proceeds, after deducting $0.3 million of issuance costs, from a placement in the United Kingdom of 45,000,000 new ordinary shares at £0.06 per share.

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

B.                                    Business Overview

We are a biopharmaceutical company focused on the development and commercialization of novel antibiotics against serious and life-threatening infections in hospitalized patients caused by multi-drug resistant bacteria. The discovery of new antibiotics has not kept pace with the increasing incidence of resistant, difficult-to-treat bacteria. One of the biggest threats of antibiotic resistance is from methicillin-resistant Staphylococcus aureus (“MRSA”), a leading cause of hospital-acquired infections and a growing cause of infections in healthy people in the general community.  The Centers for Disease Control and Prevention (“CDC”) estimates that each year at least two million people became infected with antibiotic-resistant bacteria and at least 23,000 Americans die as a direct result of these infections.  Our strategy is to commercialize our product candidate iclaprim, if approved by the FDA for the treatment of acute bacterial skin and skin structure infections (“ABSSSI”), in the United States either identifying a strategic partner with established commercialization capabilities or by building sales, marketing and market access teams ourselves. On February 14, 2019, we announced the receipt of a Complete Response Letter (“CRL”) from the U.S. Food & Drug Administration (“FDA”) regarding the New Drug Application (“NDA”) for iclaprim for the treatment of ABSSSI. The CRL stated that the FDA cannot approve the NDA in its present form and indicates that additional data are needed to further evaluate the risk for liver toxicity before the NDA may be approved. We are working with the FDA to discuss potential options to address the deficiencies. As further described below, our strategy also includes advancing iclaprim through regulatory approval in Europe and possibly other key markets. If we obtain regulatory approval for iclaprim in Europe, we expect to commercialize through a partner.

Our product candidate, iclaprim, is a novel diaminopyrimidine antibiotic that inhibits an essential bacterial enzyme called “dihydrofolate reductase” (“DHFR”). Diaminopyrimidines are a class of chemical compounds that inhibit different enzymes in the production of tetrahydrofolate, a form of folic acid, which is required for the production of bacterial DNA and RNA. The inhibition of DHFR represents a differentiated and under-utilized mechanism of action compared with most other antibiotics.  Iclaprim is a targeted Gram-positive antibiotic that is rapidly bactericidal and highly potent against MRSA and other Gram-positive bacteria in vitro.  “Gram-positive” or “Gram-negative” refer to how bacteria react to the Gram stain test based on the outer casing of the bacteria, and the bacterial cell wall structure. Each type of bacteria may be associated with different diseases.

The current standard of care antibiotic in hospitalized patients with infections caused by Gram-positive bacteria, vancomycin, is associated with nephrotoxicity (i.e., damage to the kidneys caused by exposure to a toxic chemical, toxin or medication), including vancomycin-associated acute kidney injury (“VA-AKI”). Therapeutic drug monitoring (“TDM”) and dosage adjustment in patients with renal impairment is required with vancomycin. In contrast to vancomycin, iclaprim is minimally excreted via the kidneys (<2% of the administered dose was recovered in the urine), and neither TDM nor renal dosage adjustment were required and no nephrotoxicity was reported with iclaprim in the REVIVE Phase 3 clinical trials in patients with ABSSSI. Iclaprim has also demonstrated a low propensity for resistance development in vitro. We believe that iclaprim is an attractive potential candidate for use as a first-line empiric monotherapy, the initial therapy administered prior to the identification of the pathogen, in severely ill patients who are hospitalized with ABSSSI and have comorbidities (i.e. suffer from other health issues), such as renal impairment or diabetes. Renal impairment affects up to an estimated 936,000 of the approximately 3.6 million patients hospitalized with ABSSSI annually in the United States.

In 2015, the FDA, designated the IV formulation of iclaprim as a Qualified Infectious Disease Product (QIDP) for ABSSSI and HABP, or hospital-acquired bacterial pneumonia. QIDP provides a five-year extension to an applicable statutory market exclusivity period in the United States, which in the case of a New Chemical Entity would result in 10 years of market exclusivity from date of approval. In addition, we received a Notice of Allowance from the United States Patent and Trademark Office for United States Patent Application Nos. 15/586,021 and 15/586,815 for the method of use of iclaprim to treat patients with bacterial infections. The two method of use patents will expire in November 2037.  We believe that the marketing protection in combination with patent protection provides iclaprim with the opportunity to become an important standard of care for ABSSSI in the United States.  If approved by the European Medicines Agency, or EMA, we expect that iclaprim will qualify for eight years of data exclusivity and an additional two years of market exclusivity in the EU. If approved by the Pharmaceuticals and Medical Devices Agency (PDMA) in Japan, we expect that iclaprim will qualify for eight years of data exclusivity (which may be extended to ten years for orphan or pediatric indications) and an additional two years of market exclusivity in Japan.

Our Strategy

Our goal is to help physicians to treat hospitalized patients with serious and life-threatening infections by developing novel antibiotics, designed to be effective against multi-drug resistant bacteria. We are pursuing the following strategies:

•                  Rapidly address, to the satisfaction of FDA, the issues raised in the CRL for Iclaprim. We have submitted a “meeting package” in response to the Complete Response Letter received from FDA and previously announced on February 14, 2019. FDA has confirmed receipt of the meeting package and has confirmed the date for a Type A meeting on May 3, 2019. At this meeting, we intend to discuss the existing data contained in the NDA submission and supplemental data analyses that have been provided to the FDA, anticipating that this may be sufficient information for regulatory approval in the United States.

•                  Commercialize Iclaprim in the United States If Approved. We intend to commercialize iclaprim in the United States for ABSSSI either by building sales, marketing and market access teams ourselves, partnering with a contract selling organization or identifying a strategic partner with commercialization capabilities. We are seeking proven commercialization partners in other key global markets. We believe that our ability to execute this strategy is enhanced by our focus on the hospital setting and the significant prior commercial experience of key members of our management team and board of directors, who were involved in the launch and/or commercialization of several blockbuster (annual revenues of at least $1 billion) pharmaceutical products prior to joining our company.

•                  Advance Iclaprim through regulatory approval in Europe and, possibly, other global markets. We believe that the data from REVIVE-1 and REVIVE-2, along with the additional preclinical, clinical and manufacturing data from the iclaprim development program may be sufficient for regulatory approval in Europe for an IV formulation of iclaprim for the treatment of ABSSSI.

•                  Focus on developing novel antibiotics designed to be effective against serious and life-threatening infections caused by multi-drug resistant bacteria, including expanding indications of iclaprim.

Subject to availability of funding, we plan to:

•                  Evaluate iclaprim in Phase 3 clinical trial for HABP patients, including VABP;

•                  Continue formulation and other preclinical activities for a formulation of iclaprim suitable for adolescent and pediatric patients;

•                  Continue evaluating iclaprim for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis; and

•                  Seek additional indications with iclaprim or antibiotic combinations containing iclaprim.

On September 15, 2017, we announced that the FDA had granted Orphan Drug Designation to iclaprim for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis.

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

Our Product Development Pipeline

The following table summarizes the indications for which we are developing our product candidates and the status of development for iclaprim.

Background

Antibiotic Market And Scientific Overview

Bacteria are broadly classified as Gram-positive or Gram-negative. Gram-positive bacteria possess a single membrane and a cell wall and turn dark-blue or violet when subjected to a laboratory staining method known as a Gram stain. Based on our analysis of data from industry sources, we estimate that more than 80% of all ABSSSI cases are primarily caused by Gram-positive bacteria. Gram-positive bacteria can also cause other serious illnesses, including pediatric and adult osteomyelitis, community acquired bacterial pneumonia (CABP) and HABP, including VABP, bacteremia and diabetic foot infections. Among Gram-positive bacteria, MRSA and vancomycin-resistant enterococci (VRE) are often the most problematic in terms of their occurrence and impact on the clinical outcomes of hospitalized patients.

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

Since the introduction of antibiotics in the 1940s, numerous antibiotic classes have been discovered and developed for therapeutic use. The worldwide antibiotic market has been valued at over $40 billion and is expected to grow. Two Gram-positive hospital antibiotics, Cubicin (daptomycin) and Zyvox (linezolid), achieved peak global sales in excess of $1 billion over the 2010 to 2015-time horizon.

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

Antibiotic resistance is primarily caused by genetic mutations in bacteria selected by exposure to antibiotics where the drug does not kill all of the bacteria. In addition to mutated bacteria being resistant to the drug used for treatment, many bacterial strains can also be cross-resistant, meaning that the use of a particular treatment to address one kind of bacteria can result in resistance to other types of antibiotics. As a result, the effectiveness of many antibiotics has declined, limiting physicians’ options to treat serious infections and creating a global health issue. The Centers for Disease Control and Prevention (“CDC”) estimates that each year at least two million people became infected with antibiotic-resistant bacteria and at least 23,000 Americans die as a direct result of these infections. Antibiotic resistance also contributes heavily to healthcare system costs. The CDC has noted that while the total economic cost of antibiotic resistance to the U.S. economy has been difficult to calculate, estimates have ranged as high as $20 billion in excess direct healthcare costs, with additional costs to society for lost productivity as high as $35 billion a year (based on a study completed in 2008). One of the biggest threats of antibiotic resistance is from MRSA, a leading cause of hospital-acquired infections and a growing cause of infections in healthy people in the general community.

In addition to resistance issues, current antibiotic therapies also have other limitations, including serious side effects. These side effects may include drug-drug interactions (DDIs), severe allergic reaction, decreased blood pressure, decreased platelets, pain and inflammation at the site of injection, muscle, optic and peripheral neuropathies, and renal and other toxicities. Some of these side effects may be significant enough to require that therapy be discontinued or not used in specific patient populations. Some treatments require clinicians to closely monitor drug levels and response to treatment as measured by blood and other parameters, increasing the expense and inconvenience of treatment. Further, many of the existing antibiotics used to treat serious infections are difficult or inconvenient to administer. We believe that there is a need for new antibiotics that have improved potency and pharmacokinetics, effectiveness against resistant bacterial strains and improved side effect profiles.

Currently, the most widely prescribed antibiotic in the United States for treating hospitalized patients with Gram-positive infections suspected to be caused by MRSA, including ABSSSI, is vancomycin, which is available in generic versions. It is estimated that vancomycin had a 74% share of patient days of antibiotic therapy for hospitalized Gram-positive MRSA infections for the 3-year period ending 2015. Prolonged therapy (>7 days) of vancomycin has been associated with adverse events including nephrotoxicity.(1)

Renal impairment is a predictor of higher hospital costs and longer length of hospital stay in hospitalized patients with MRSA surgical site infections(2). In patients hospitalized for skin infections, vancomycin-associated acute kidney injury (VA-AKI) has been estimated to result in incremental costs to the hospital of up to $17,000 per patient, due to prolonged length of stay in hospital, nephrologist consultations and acute dialysis.(3)

We believe there is a need for new Gram-positive antibiotics to be used in the hospital to address:

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

Participants in the survey were asked to provide information regarding their experiences for the last 20 patients they treated for MRSA skin infections and HABP. The results indicated that the majority of patients treated or consulted by these respondents for suspected or proven MRSA with mild renal impairment received vancomycin (on average 14 of 20 patients). A majority of patients treated or consulted for suspected or proven MRSA skin infections with moderate to severe renal impairment also received vancomycin (on average 12 of 20 patients). The results from the survey also found that on average approximately 32% of MRSA skin infection patients with moderate or severe renal impairment also required a change of dose or therapy due to actual/risk of nephrotoxicity from

(1)  Matteo Bassetti & Elda Righi (2016) Safety Profiles of old and new antimicrobials for the treatment of MRSA infections, Expert Opinion on Drug Safety, 15:4, 467-48.

(2)  Engemann JJ, Carmeli Y, Cosgrove SE, et al. Adverse clinical and economic outcomes attributable to methicillin resistance among patients with Staphylococcus aureus surgical site infection. CID 2003:36:592-8/

(3)  Patel, N, Huang D, Lodise T. (2018). Potential for Cost Saving with Iclaprim Owing to Avoidance of Vancomycin-Associated Acute Kidney Injury in Hospitalized Patients with Acute Bacterial Skin and Skin Structure Infections. Clin Drug Investig;38(10):935-943;

Cost for typical hospital stay in patients over age 45 ~$13,000; average length of hospital stay =5 days; cost per day~$2600/day https://www.beckershospitalreview.com/lists/230-hospital-benchmarks-2017; https://hcup-us.ahrq.gov/reports/statbriefs/sb146.pdf.

vancomycin. Based on a target product profile for iclaprim, nearly 70% of the respondents identified patients with MRSA skin infections who develop nephrotoxicity due to vancomycin or other agents as being candidates for iclaprim based on review of a blinded product profile.

Participants were also asked, based on the iclaprim target product profile, to predict their use of iclaprim (if on formulary) for their next 20 patients treated for MRSA skin infections. Respondents on average indicated that they would expect to treat approximately eight of their next 20 MRSA skin infection patients with moderate to severe renal impairment with iclaprim, approximately six of their next 20 MRSA skin infection patients with mild renal impairment with iclaprim, and approximately four of their next 20 patients with suspected or proven MRSA skin infections with iclaprim. Respondents also estimated that on average more than 35% of skin infection patients have moderate to severe renal impairment, and many expect the percentage of skin infection patients with moderate to severe renal impairment to modestly increase in the future.

Investors are cautioned not to place undue reliance on the future predictions made by participants in the aforementioned survey with respect to their future use of iclaprim or the future increase in the percentage of skin infection patients with moderate to severe renal impairment, as such predictions constitute forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.” Such predictions are based only on the current expectations of the participants in the survey, based on information that was known to the participants at the time they completed the survey. These predictions are subject to numerous risks, uncertainties and other factors which may cause their actual future use of iclaprim or the future percentage of skin infection patients with moderate to severe renal impairment to differ from their earlier predictions.

Acute Bacterial Skin And Skin Structure Infections (ABSSSI)

ABSSSI are skin and skin structure infections with a lesion size of at least 75 cm2 (lesion size measured by the area of redness, edema or induration), and includes cellulitis/erysipelas, wound infections and major cutaneous abscesses. In the United States, an estimated there are 3.6 million hospitalized patients annually with ABSSSI, and up to 26% of these patients, or approximately 936,000 patients are co-morbid with renal impairment. Common Gram-positive bacteria that may cause ABSSSI include Staphylococcus aureus, including MRSA, and beta-hemolytic streptococci such as Streptococcus pyogenes.

ABSSSI Versus cSSSI

The terms “skin and skin structure infection” (SSSI) and “skin and soft tissue infection” (SSTI) were coined to describe infectious processes such as cellulitis, erysipelas, cutaneous abscesses, infected wounds, ulcers, or burns. The designation of more severe SSSI included a lowercase “c” (cSSSI) for “complicated” skin and skin structure infection and typically implied a need for inpatient management, surgical procedures, or a significant underlying comorbidity such as diabetes or systemic immunosuppression that complicates response to therapy.

In 2013, the FDA issued guidance that standardized the nomenclature to be used in the evaluation of new antimicrobial treatments for cSSSI, which are now referred to as ABSSSI (major cutaneous abscesses, cellulitis/erysipelas, surgical site infections, and wound infections). The rationale for developing this terminology was to provide a consistent means of identifying infections for which a reliable drug treatment effect can be estimated.

Hospital Acquired Bacterial Pneumonia (HABP) And Ventilator Associated Bacterial Pneumonia (VABP)

HABP refers to any pneumonia contracted by a patient in a hospital at least 48 hours after being admitted. VABP is pneumonia that develops 48 hours or longer after mechanical ventilation is given by means of an endotracheal tube or tracheostomy. Symptoms and signs include malaise, fever, chills, rigor, cough, dyspnea, and chest pain, but in ventilated patients, pneumonia usually manifests as worsening oxygenation and increased tracheal secretions. HABP, including VABP, affects approximately 1.4 million patients annually and is a serious and life-threatening infection associated with a mortality rate of 20% to 50% (or up to approximately 680,000 patients annually in the United States). HABP can lead to increased hospital costs by an average of approximately $40,000 per patient(4). One of the common causative organisms of HABP, including VABP, is Staphylococcus aureus, including MRSA. It is estimated that Gram-positive pathogens, including MRSA, are causative pathogens in 40% of patients with HABP/VABP.

Limitations Of Currently Available Treatment Options

When confronted with a new patient suffering from a serious and life-threatening infection, a physician may be required to quickly initiate first-line empiric antibiotic treatment to stabilize the patient prior to definitively diagnosing the particular bacterial infection. Currently available antibiotics for serious and life-threatening infections suffer from significant limitations, including:

(4)  Kollef MH. Infect Control Hosp Epidemiol. 33:250—6.

•                  Safety, Tolerability and Suitability of Use. Many current antibiotics are associated with adverse events, including drug-drug interactions (DDIs), allergic reactions, renal toxicity and high rates of vomiting and nausea. Adverse events are one of the leading reasons why patients stop treatment and fail therapy. Vancomycin, for example, is associated with infusion reactions and can cause kidney damage or renal toxicity, loss of balance, or vestibular toxicity, and loss of hearing, or oto-toxicity, in certain patients. VA-AKI has been reported in approximately 10% of patients hospitalized with ABSSSI and treated with vancomycin(5). In addition, adjusting the dosage of vancomycin requires frequent therapeutic drug monitoring to ensure safe administration. Linezolid is associated with bone marrow suppression and is contraindicated for use in patients taking monoamine oxidase inhibitors, a class of drugs used as anti-depressants, and should not be used without careful observation in people taking selective serotonin reuptake inhibitors, a class of drugs commonly used as anti-depressants, among other uses. Linezolid also has a label warning for patients with diabetes since it has been associated with hypoglycemia in patients receiving insulin or oral hypoglycemic agents, such as metformin. Daptomycin has been associated with the development of antibiotic resistance during the course of therapy, a reduction of efficacy in patients with moderate renal insufficiency and a side effect profile that includes muscle damage. Ceftaroline has been associated with increased adverse events in patients with renal impairment and dosage adjustment is required in patients with moderate to severe renal impairment. In vivo potency at the prescribed dose of standard of care antibiotics can be limited by restrictions around the amount of drug delivered stemming from safety concerns surrounding some currently available treatments.

•                  Spectrum of Coverage, Resistance Profile and Potency. Bacterial resistance is observed to currently available treatments, such as vancomycin, linezolid and daptomycin. For example, there are reports of resistance developing during treatment with daptomycin and concerns about an increasing frequency of strains of Staphylococcus aureus with reduced susceptibility to vancomycin - “vancomycin intermediate” and “vancomycin resistant” strains (VISA and VRSA). Broad spectrum antibiotics, including tetracyclines, macrolides, fluoroquinolones and cephalosporins, are considered to have activity against Gram-positive and Gram-negative bacteria. More than 80% of ABSSSI cases are caused by Gram-positive bacteria including staphylococcus aureus and MRSA and a targeted Gram-positive antibiotic is a better choice as fewer non-causal organisms are exposed to the antibiotic mechanism and there is less selection pressure to develop resistant strains of bacteria.

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

(5)  Sangiovanni R, Stornelli N, Amin R, et al. Frequency of Vancomycin-Associated Acute Kidney Injury (V-A AKI) and Healthcare Utilization among Veterans’ Affairs Patients with Skin and Skin Structure Infections. In European Congress of Clinical Microbiology and Infectious Disease. 2018. Madrid, Spain

Non-inferiority Testing

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

Iclaprim

Overview

Iclaprim, is a diaminopyrimidine that inhibits DHFR, an essential bacterial enzyme. This represents an under-utilized mechanism of action compared to recently approved antibiotics. Iclaprim was designed to be more potent than, and effective against bacteria that have developed resistance to, trimethoprim (TMP), the only other antibiotic with the DHFRi mechanism of action. Iclaprim is rapidly bactericidal, highly potent against Gram-positive bacteria including MRSA and has shown a low propensity for resistance development in vitro.

Iclaprim was originally discovered by F. Hoffman-La Roche AG. In 2001, iclaprim was acquired Arpida. A comprehensive development program was completed by Arpida including the Phase 2 and 3 trials described below. In 2008, Arpida submitted applications to the FDA and the EMA for approval to market the compound. In January 2009, Arpida received a Complete Response Letter (CRL) from the FDA requesting an additional study or studies to demonstrate effectiveness of iclaprim. No safety concerns were noted in the CRL. Subsequently, the application with the EMA was withdrawn and development was discontinued. On December 31, 2014, Motif BioSciences Inc. entered into a merger agreement with Nuprim Inc, who had previously acquired the iclaprim asset, in order to acquire the assets owned by Nuprim Inc. related to iclaprim, subject to the completion of an initial public offering on AIM. The initial public offering on AIM was completed on April 2, 2015. The merger with Nuprim Inc. and the corporate reorganization occurred on April 1, 2015, when it was substantially certain that the initial public offering would close the next day. We concluded that iclaprim could be returned rapidly to late stage clinical testing with improvements to the original development program.

Key Attributes Of Iclaprim

We believe that iclaprim will be suited for use as a first-line empiric monotherapy in patients with ABSSSI who are comorbid with renal impairment for the following reasons:

•                  Iclaprim achieved high cure rates against the common Gram-positive causal organisms, including MRSA, in patients with cSSSI in completed Phase 2 and 3 trials;

•                  Iclaprim exhibited safety and tolerability comparable to vancomycin and linezolid in over 1,400 patients and healthy volunteers in completed Phase 1, 2 and 3 trials;

•                  Iclaprim is minimally excreted via the kidneys (<2% of the administered dose was recovered in urine) and no therapeutic drug monitoring or dosage adjustment has been required in renal impaired patients; no reported nephrotoxicity with iclaprim was observed in the REVIVE Phase 3 clinical trials;

•                  no symptomatic hypoglycemia has been reported in iclaprim -treated patients with diabetes mellitus receiving insulin or oral hypoglycemic agents;

•                  unlike many standard of care antibiotics, iclaprim is administered as a fixed dose rather than a weight-based dose (the iclaprim fixed dose may help reduce the resources required in hospitals since dosage adjustment by health care professionals is avoided and overall hospital treatment costs may be lower, especially in patients with renal impairment);

•                  iclaprim has demonstrated no clinically significant drug-drug interactions (DDIs) with selective serotonin reuptake inhibitors (SSRIs), or vasopressors; and

•                  no myopathy or rhabdomyolysis has been reported in iclaprim treated patients who received recent prior or concomitant therapy with an HMG-CoA reductase inhibitor or in whom elevations in CPK occur during treatment.

We also believe that iclaprim, if approved, may be used as a first-line empiric therapy for patients with HABP, including patients with VABP, for the following reasons:

•                  iclaprim achieved comparable cure rates to vancomycin against the common Gram-positive causal organisms, including MRSA, in patients with HABP, including patients with VABP, in a completed Phase 2 trial;

•                  iclaprim demonstrated high and sustained concentrations in epithelial lining fluid (ELF) and alveolar macrophages (AM), which were 20-40 times the plasma concentration, respectively, throughout an entire 7-hour sampling period(6); and

•                  iclaprim has demonstrated no clinically significant DDIs with commonly used antibiotics in patients with combined Gram-positive and Gram-negative infections.

Clinical Development Plans and Results

Prior to the initiation of REVIVE, our global Phase 3 program in ABSSSI, Arpida completed two Phase 3 clinical trials (ASSIST-1 and 2) in patients with cSSSI. In the ASSIST trials, 500 patients in total received iclaprim. The comparator antibiotic in these trials was linezolid. The primary efficacy endpoint for each of these trials was the non-inferiority of iclaprim to linezolid based on a pre-determined non-inferiority margin of -12.5%. Non-inferiority comparisons of drugs are the standard for most antibiotic drug development, and non-inferiority margins are used in the statistical analysis comparing two treatment arms in a study to distinguish the degree of potential difference between antibiotics being evaluated. Based on Arpida’s analysis of the data, iclaprim met the pre-specified non-inferiority to linezolid for the primary endpoint of clinical cure. The FDA requested an advisory committee meeting to discuss the approval of iclaprim for cSSSI. The advisory committee evaluated the efficacy of the ASSIST trials using a non-inferiority margin of -10%. Iclaprim did not achieve the non-inferiority margin of -10% in one of the two ASSIST trials.

The FDA indicated in a Complete Response Letter (CRL) to Arpida that they could not approve the application for iclaprim in its current form and that additional clinical data would be required to demonstrate effectiveness for the treatment of cSSSI with an acceptable non-inferiority margin in order to gain approval.

In response to the CRL received by Arpida, we designed our REVIVE Phase 3 clinical trials for iclaprim to demonstrate effectiveness using a non-inferiority margin of -10% at the FDA’s primary endpoint of early clinical response (ECR) at the early time point (ETP). We also modified the dosage and administration of iclaprim to improve safety and efficacy.

On April 14, 2015, the FDA agreed to our proposed REVIVE Phase 3 clinical development program for the treatment of ABSSSI with iclaprim. The Phase 3 program was designed to obtain marketing approval for an IV formulation of iclaprim for the treatment of ABSSSI caused by Gram-positive pathogens, including resistant strains such as MRSA.

Acute Bacterial Skin And Skin Structure Infections (ABSSSI)

We conducted two Phase 3 global trials, designed based on input from the FDA and the Dutch Health Authorities, the lead rapporteur for Arpida’s MAA for iclaprim, to study iclaprim compared to vancomycin for the treatment of ABSSSI. These two global, 600-patient, randomized, double-blind Phase 3 trials had two arms and randomly assigned patients to receive either iclaprim or vancomycin. The primary endpoint of these trials was early clinical response (ECR) of at least 20% reduction in lesion size at the early time point (ETP), 48-72 hours after start of study drug administration. Several secondary endpoints, including clinical cure at test of cure (TOC) one to two weeks after antibiotic treatment and clinical cure at end of therapy (EOT) were also measured. Vancomycin, the most used standard of care treatment for Gram-positive hospitalized infections caused by MRSA, was the comparator in the REVIVE-1 and -2 trials. A sample size (Intention To Treat [ITT]) of 1,198 subjects was included and used to demonstrate safety and efficacy with a non-inferiority margin of -10% for the primary endpoint. A fixed dose of 80 mg of iclaprim, based on modelling and simulation of pharmacokinetic (PK) data from previous Phase 3 clinical trials of cSSSI, optimized the potential clinical efficacy and safety outcomes for the REVIVE-1 and -2 studies. Iclaprim may be an important addition to the armamentarium of antibiotics needed to combat antimicrobial resistance.

Positive topline data from REVIVE-1 and REVIVE-2 were announced on April 18, 2017 and October 4, 2017, respectively. In both trials, iclaprim achieved the primary endpoint of non-inferiority (-10%) versus vancomycin for ECR at the ETP. Given its differentiated mechanism, potency, spectrum, safety and efficacy, we believe iclaprim could provide a valuable new antibiotic treatment

(6)  Andrews J, Honeybourne D, Ashby J, et al. Concentrations in plasma, epithelial lining fluid, alveolar macrophages and bronchial mucosa after a single intravenous dose of 1.6 mg/kg of iclaprim (AR-100) in healthy men. J Antimicrob Chemother. 2007;60(3):677-80.

option to offset the rising problem of bacterial resistance and address unmet needs in ABSSSI patients with renal impairment. Iclaprim was well tolerated in the study, with most adverse events categorized as mild.

The diagram below summarizes the design of our REVIVE Phase 3 program.

REVIVE-1 and -2 Phase 3 Trial Design in ABSSSI; Approximately 600 patients per trial

REVIVE-1 was a double-blinded, active-controlled, global, multicenter trial, in 598 patients with ABSSSI that compared the safety and efficacy of an 80mg intravenous dose of iclaprim with a 15mg/kg intravenous dose of vancomycin. Treatments were administered every 12 hours for 5 to 14 days. Iclaprim achieved the primary endpoint of non-inferiority (10% margin) compared to vancomycin for early clinical response (ECR) at the early time point (“ETP”), 48 to 72 hours after the start of administration of the study drug, in the intent-to-treat (“ITT”) patient population.

REVIVE-1 topline efficacy results

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

REVIVE-2 was also a double-blinded, active-controlled, global, multicenter trial, in 600 patients with ABSSSI that compared iclaprim to vancomycin with an identical study design to REVIVE-1, but conducted at different clinical sites. Iclaprim achieved the primary endpoint of non-inferiority (10% margin) compared to vancomycin of ECR at the ETP, 48 to 72 hours after the start of administration of the study drug, in the intent-to-treat (ITT) patient population.

REVIVE-2 topline efficacy results

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

Hospital Acquired Bacterial Pneumonia (HABP), Including Ventilator Associated Bacterial Pneumonia (VABP)

Our INSPIRE (Iclaprim for NoSocomial PneumonIa gRam-positivE pathogens) Phase 3 clinical trial with iclaprim in patients with HABP, including patients with VABP, may be initiated, if and when, additional funding is available. This could further expand iclaprim’s addressable market to include another serious unmet medical need. Approximately 1.4 million patients are hospitalized annually in the United States with HABP, including patients with VABP. It is estimated that Gram-positive pathogens are causative pathogens in 40% of patients with HABP/VABP. We believe that iclaprim is well suited for use as a first-line empiric therapy for patients with HABP, including patients with VABP, caused by Gram-positive bacteria, based on data from a Phase 2 clinical trial, which support the efficacy of iclaprim in this patient population. Additionally, in a Phase 1 healthy volunteer trial, concentrations of iclaprim at the site of infection in the lungs were 20-40x higher than concentrations in plasma.

We have designed a double-blind, randomized, comparator controlled international study to determine the efficacy and safety of iclaprim for the treatment of patients with HABP, including VABP. We have completed preparations for our global INSPIRE Phase 3 clinical trial of iclaprim for HABP, including VABP. Subject to the availability of funding, we may start dosing patients in 2019. Linezolid will be the comparator in the INSPIRE trial. The duration of treatment of both iclaprim and linezolid will be 7 to 14 days. A sample size of 720 subjects is expected to be studied with a non-inferiority margin of -10%. The primary endpoint for the study is expected to be all cause mortality at Day 28. A key secondary endpoint is clinical cure at one to two weeks after antibiotic treatment ends. We believe that the successful completion of this pivotal Phase 3 trial may satisfy both FDA and EMA requirements for regulatory approval in this indication.

The diagram below summarizes the design of our INSPIRE Phase 3 program.

Bacterial Pneumonia in Patients with Cystic Fibrosis (CF)

On September 15, 2017, we also announced that the FDA granted Orphan Drug Designation to iclaprim for the treatment of Staphylococcus aureus lung infections in patients with CF. This designation grants special status to a drug or biologic under development to treat a rare disease or condition and qualifies the sponsor of the product for various development incentives, including tax credits for qualified clinical testing, waiver of user fees and potentially up to seven years of market exclusivity for the given indication, if approved.

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

ASSIST-2. In July 2007, Arpida reported positive results from a Phase 3 clinical trial, called ASSIST-2, of iclaprim for the treatment of cSSSI. This randomized, blinded, comparator controlled trial enrolled 494 subjects internationally. The trial was designed to compare IV iclaprim to linezolid. The primary efficacy endpoint, statistical non-inferiority in the clinical cure rate at the test-of-cure visit, was achieved based on Arpida’s analysis of the data. The overall clinical cure rates for the ITT population were 81.3% and 81.9% for iclaprim and linezolid, respectively (treatment difference and 95% CI: –0.6% [–7.7% to 6.5%]). The incidence of drug-related adverse events was lower in the iclaprim arm compared to the linezolid arm (27.9% versus 34.6%, respectively).

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

Safety Results. Overall, iclaprim was found to exhibit a safety and tolerability profile in the Phase 3 ASSIST trials comparable to that demonstrated by linezolid. Adverse events were comparable among patients treated with iclaprim as compared to linezolid. There were 22 serious adverse events (SAEs) experienced by 20 (4%) of the iclaprim -treated patients with the most frequent events characterized as effecting the infections and infestation, cardiac, renal and urinary system organ classes. There were 21 SAEs experienced by 16 (3.3%) of the linezolid-treated patients with the most frequent events characterized as effecting the infections and infestations, vascular, and gastrointestinal system organ classes. The table below describes the combined adverse events reported for at least 5% of patients in either treatment group.

ASSIST 1 & 2 Combined Adverse Events Reported for at Least 5% of Patients in Either
Treatment Group

Phase 3 cSSSI Combined Safety Population	Iclaprim	Linezolid
Number of Patients	(n=500)	(N=491)
Alanine aminotransferase (ALT) increased	33 (6.6%)	31 (6.3%)
Aspartate aminotransferase (AST) increased	32 (6.4%)	26 (5.3%)
Nausea	30 (6.0%)	39 (7.9%)
Diarrhea	29 (5.8%)	22 (4.5%)
Constipation	27 (5.4%)	19 (3.9%)
Pyrexia	26 (5.2%)	10 (2.0%)
Headache	30 (6.0%)	28 (5.7%)
QT prolongation	4 (0.8%)	2 (0.4%)

Six deaths were reported during the ASSIST-1 study (five in the iclaprim group and one in the linezolid group). Two deaths were recorded in ASSIST-2 (one in the iclaprim group and one in the linezolid group). The investigators found all deaths to be unrelated to iclaprim and attributable to serious underlying diseases. Four of the six deaths occurred well beyond five half-lives of the drug (3-12 days after the last dose of iclaprim). The causes of the six deaths in the iclaprim group were sepsis or septic shock (two patients), alcoholic cardiomyopathy (one patient), acute cardiac failure (one patient), acute renal failure (one patient), and colon cancer (one patient). The deaths were not ever proven to be directly related to iclaprim.

With respect to cardiac effects, results from the Phase 3 ASSIST clinical trials indicated that the incidence of QTc prolongation (a measure of the delay in the depolarization and repolarization of the heart’s ventricles) in the iclaprim treatment arms was similar to that observed in the linezolid treatment arms. No cases of QTc prolongation or other treatment-related cardiac effects classified as treatment-related adverse effect were reported in these studies. Iclaprim treatment was associated with a mean increase of the QTc interval of about 5 to 6 milliseconds greater than that observed with linezolid, which is not considered a QTc-prolonging drug.

With respect to hepatic effects, the table below provides a summary of liver function tests: number of patients with extreme values.  At the end of treatment (EOT) visit, 14 patients treated with iclaprim (2.92%) presented with ALT aminotransferase >3xULN compared to 17 (3.62%) in the linezolid arm. At the test of cure (TOC) visit (7 to 14 days after the EOT), 18 patients treated with iclaprim (3.87%) presented with increased ALT aminotransferase >3xULN compared to 13 (2.86%) in the linezolid arm. At the late follow-up (LFU visit), 24 patients treated with iclaprim (5.25%) presented with increased ALT aminotransferase >3xULN compared to 8 (1.83%) in the linezolid-arm.  Neither patient group demonstrated a pattern of elevation in bilirubin or alkaline phosphatase or an excess in elevation in comparison to the other. No study drug discontinuations were observed due to elevation in aminotransferases, bilirubin or alkaline phosphatase in the iclaprim group.  No cases met criteria for Hy’s Law [aminotransferase elevation greater than 3x upper limit of normal (ULN) with findings of cholestasis or elevation of total bilirubin 2xULN]. None of the deaths in the iclaprim group were associated with abnormal liver function tests or indications of hepatotoxicity.

Summary of Liver Function Tests of Pooled ASSIST-1 and -2: Number of Patients with Extreme Values

	Iclaprim	%	Linezolid	%
ALT >3xULN
EOT	14	2.92	17	3.62
TOC	18	3.87	13	2.86
LFU	24	5.25	8	1.83
AST >3xULN
EOT	6	1.25	9	1.92
TOC	14	3.01	13	2.86
LFU	15	3.28	10	2.28
Bilirbuin >2xULN	6	1.25	9	1.92
EOT	—	—	—	—
TOC	1	0.22	—	—
LFU	—	—	—	—
ALP >3xULN
EOT	3	0.60	3	0.61
TOC	2	0.40	2	0.40
LFU	2	0.40	1	0.20

Overall, subjects with increases in ALT and AST levels were asymptomatic, and the increases in ALT/AST were reversible. The mechanism behind increases in ALT values developing after stopping iclaprim is not known. Drugs that cause severe liver injury in humans generally have not shown dose-related toxicity, and generally have caused low rates of severe injury in humans (1 in 5,000 to 10,000 or less).  Such idiosyncratic reactions due to iclaprim may not be revealed in a safety population of approximately 500.

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

Phase 2 cSSSI trial versus vancomycin: 87 patients

	Iclaprim 0.8mg/kg Q12h	Iclaprim 1.6mg/kg Q8h	Vancomycin 1g Q12h
ITT Population (N)	28	31	28
Clinical Cure	26	28	26
% Clinical Cure	92.9%	90.3%	92.9%
Gram-positive eradication rate	89.7%	80.0%	72.0%
S. aureus eradication rate	80.0%	72.2%	58.8%

Phase 2 HABP, including VABP, Trial. In a double-blind, randomized (1:1:1), dose ranging Phase 2 proof of concept study, patients with HABP, including VABP, treated with iclaprim, also showed comparable efficacy to vancomycin in that population, with end of treatment cure rates in the Intent-To-Treat (ITT) population of 73.9% and 62.5% for 0.8mg/kg and 1.2 mg/kg iclaprim, respectively, compared to 52.2% for vancomycin 1g, all doses administered two or three times daily. Patients treated with iclaprim also experienced fewer deaths within 28 days than patients treated with vancomycin.

Phase 2 HABP, including VABP trial versus vancomycin: 70 patients

	Iclaprim 0.8mg/kg Q12h	Iclaprim 1.2mg/kg Q8h	Vancomycin 1g Q12h
ITT Population (N)	23	24	23
Clinical Cure	17	15	12
% Clinical Cure	73.9%	62.5%	52.2%
Fatalities within 28 days	2	3	5
% Death rate	8.7%	12.5%	21.7%

Phase 1 Clinical Trials

The effects of iclaprim have been studied in 14 Phase 1 clinical trials conducted in Europe in which iclaprim was administered to 247 patients.

Oral Multiple Dose Regimen/Bioavailability/Step Down Studies.  During the early phases of the iclaprim development program, an oral formulation was studied. In an oral multiple dose regimen study (160 mg q12h x 14 days; 160 mg q12h x 21 days; 320 mg q12h x 7-14 days), duration dependent ALT elevations up to 46x ULN were observed.  Several subjects in the study had a delayed onset of ALT elevation (days 7-79) and some had biphasic peaks, accompanied by eosinophilia.  One subject had fever, eosinophilia, biphasic ALT elevation (46x ULN on study day 54), and a liver biopsy showing zone 3 necrosis after receiving 8 days of iclaprim. In a bioavailability study, one healthy volunteer had an increase in ALT of 9x ULN on Day 7 after a single 256 mg oral dose of iclaprim.   In a step-down study, ALT shifts >3x ULN were seen in 10% of patients with cSSSI who received 160 mg iclaprim orally, q12h for 8 days after two days of IV vancomycin, versus 0% in patients who continued vancomycin for 10 days. Because of these observations, the oral formulation development was halted several years ago.  The mechanism of elevated ALT after oral iclaprim is likely related to rapid intestinal mucosal absorption, first pass metabolism and therefore greater hepatic exposure compared to intravenous iclaprim. This hypothesis has been tested and confirmed in an animal model.

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

Formal QT/QTc Studies. Dose-dependent transient prolongation of the corrected QT interval (QTc) was observed, which was reversible upon discontinuation of the infusion of iclaprim. Dosing with iclaprim at 0.8 mg/kg and 1.6 mg/kg infused over 30- and 60-minute intervals, respectively, were assessed to be safe for clinical application. At the end of the infusion, when maximum plasma levels were achieved, the mean maximum time-matched, placebo-corrected QTc increase following 0.8 mg/kg infused for 30 minutes (the dose regimen in the ASSIST Phase 3 cSSSI studies) was about 10 msec. No gender-dependent differences or clinical signs and symptoms of arrhythmia related to treatment were observed.

Iclaprim concentrations in plasma, epithelial lining fluid, and alveolar macrophages in healthy volunteers. In a Phase 1 clinical trial, a validated microbiological assay was used to measure concentrations of iclaprim in plasma, alveolar macrophages (AM) and epithelial lining fluid (ELF) after a single 1.6 mg/kg intravenous infusion over 60 minutes of iclaprim among 24 healthy male volunteers. iclaprim concentrations in ELF and AM exceeded serum concentrations by between approximately 20 and 40 times. Furthermore, iclaprim exceeded the MIC90 for Streptococcus pneumoniae and methicillin-resistant Staphylococcus aureus throughout the seven-hour sampling period. In contrast to linezolid and vancomycin, antibiotics approved for HABP including VABP caused by Gram-positive pathogens, iclaprim achieved high and sustained concentrations in ELF and AM.

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

Preclinical Development

We commissioned JMI Laboratories in 2015 to conduct a worldwide microbiological survey to determine the activity of iclaprim and other antibiotics against Gram-positive clinical isolates of MSSA and MRSA and beta-hemolytic Streptococci spp. (including S. pyogenes, S. agalactiae). The 2012-2014 isolates were from patients with SSSI and HABP. S. aureus is the most common Gram-positive bacterial cause of both ABSSSI and HABP, including VABP. These microbiological data demonstrate that iclaprim is generally 16 fold more potent than TMP, for S. aureus, the only other approved DHFRi antibiotic. These data also demonstrate that iclaprim is potent compared to other approved antibiotics for the treatment of ABSSSI and HABP.

Comparison of the Activity (MIC50/90; µg/mL) of Iclaprim and Other Anti-infectives against Clinical Isolates (2012-2014) from US, Europe, Latin America, and Asia Pacific Associated with ABSSSI and HABP

	S. aureus (n=1,178)	MRSA (n=582)	MSSA (n=596)	Beta- hemolytic streptococci (n=199)
Iclaprim	0.06/0.12	0.06/0.5	0.06/0.12	0.06/0.25
Vancomycin	1/1	1/1	1/1	0.25/0.5
Daptomycin	0.25/0.5	0.25/0.5	0.25/0.5	0.12/0.25
Linezolid	1/1	1/1	1/1	1/1

We also commissioned IHMA Laboratories in 2017 to conduct a microbiological survey from US and Europe to determine the activity of iclaprim and other antibiotics against Gram-positive clinical isolates of MSSA and MRSA and beta-hemolytic Streptococci spp. (including S. pyogenes, S. agalactiae). The 2015-2016 isolates were from patients with SSSI. S. aureus is the most common Gram-positive bacterial cause of SSSI. These microbiological data demonstrate that iclaprim is potent compared to other approved antibiotics for the treatment of SSSI.

Comparison of the Activity (MIC50/90; µg/mL) of Iclaprim and Other Anti-infectives against Clinical Isolates (2015-2016) from US and Europe Associated with SSSI:

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

Abbreviations: n = number of isolates; ICL = iclaprim; LIN = linezolid; MIC90/50 = minimum concentration required to inhibit 90%/50% of isolates; TMP = trimethoprim; VAN = vancomycin; MBC = minimum bactericidal concentration

IHMA Laboratories was commissioned in 2018 to conduct a microbiological survey from US and Europe to determine the activity of iclaprim and other antibiotics against Gram-positive clinical isolates of MSSA and MRSA, E. faecalis, and beta-hemolytic Streptococci spp. (including S. agalactiae, S. anginosus, S.constellatus, S. dysgalactiae, S. intermedius, and S. pyogenes). The majority were 2016-2017 isolates (96.1%), and the minority were 2013-2015 (3.9%) isolates, all from patients with SSSI. S. aureus is the most common Gram-positive bacterial cause of SSSI. As shown in the table below, excluding E. faecalis, iclaprim exhibited good activity (MIC90) against the majority of the 931 isolates tested.  These data support the use of iclaprim against ABSSSI caused by gram-positive bacteria. These microbiological data also demonstrate that iclaprim is potent compared to other approved antibiotics for the treatment of SSSI.

	Iclaprim	Trimethoprim	Trimethoprim Sulfamethoxazole
MRSA (n=400)	0.5	0.5	0.25
MSSA (n=382)	0.12	0.12	< 0.12
E. faecalis (n=197)	> 8	> 8	> 8
S. agalactiae (n=122)	0.5	> 8	4.0
S. anginosus (n=101)	< 0.004	< 0.12	< 0.06
S. constellatus (n=106)	< 0.004	< 0.12	< 0.06
S. dysgalactiae (n=39)	0.12	2.0	0.25
S. intermedius (n=11)	0.008	< 0.12	< 0.06
S. pyogenes (n=204)	0.03	1.0	0.25

As illustrated in the figure below, serial passage studies were conducted to determine the propensity for bacteria, TMP-sensitive and —resistant, to develop resistance to iclaprim. Bacteria were passaged in the presence of sub-inhibitory concentrations of antibiotics with different mechanism of action. Thirty S. aureus strains were tested. Even after 20 passages, S. aureus remained fully susceptible to iclaprim. In contrast, resistance to TMP and rifampin was observed as early as after three passages. In addition, even after 20 passages, no stable mutations in DHFR genes were observed among isolates tested. These data suggest that iclaprim has a low propensity for resistance development.

As illustrated in the figure below, iclaprim demonstrated rapidly bactericidal activity in vitro, achieving 99.9% kill against MRSA within four to six hours of iclaprim at 2x minimum inhibitory concentrations (MIC), versus eight to ten hours for vancomycin at 8xMIC:

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

•                  Iclaprim exhibits select activity against a variety of Gram-negative isolates including Haemophilus influenzae, Moraxella catarrhalis, Legionella pneumophila and Neisseria gonorrhoea. Against Enterobacteriaceae, iclaprim exhibits only modest activity and is generally inactive against non-fermenters including Pseudomonas aeruginosa and Stenotrophomonas maltophila.

•                  Iclaprim also exhibits potent activity against several intracellular bacteria including Chlamydia pneumoniae, Chlamydia trachomatis, and Listeria monocytogenes. Furthermore, in a Pneumocystis jirovecii infection model, iclaprim compared favorably with TMP/sulfamethoxazole (SMX), the current empirical prophylaxis and treatment for P. jirovecii pneumonia.

•                  Iclaprim was rapidly bactericidal against Gram-positive clinical isolates and exhibited a significant post-antibiotic sub-microbial MIC effect.

•                  Even when iclaprim concentrations are below the MIC, submicrobial MIC effects generally covers an entire 12-hour dosing interval, which is in line with the PK profile after clinical administration.

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

Mechanism Of Action

X-ray crystallography studies have been undertaken to determine the binding properties of iclaprim and its enantiomers in S. aureus TMP-susceptible and TMP-resistant DHFRs. These studies demonstrate that iclaprim has additional binding affinity to the DHFRs, as compared with TMP. These interactions form the structural basis of the increased affinity of iclaprim for DHFR and result in sufficient overall binding affinity to also inhibit select TMP-resistant (TMP-R) F98Y mutant enzymes. These interactions occur in a highly conserved region of the bacterial enzyme that is important for substrate binding. Considering the highly conserved nature of the bacterial DHFR active site, we believe similar binding is likely to occur with streptococcal DHFR.

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

Pediatric and Other Indications

We intend to study iclaprim for the treatment of pediatric patients with serious and life threatening indications in adequate and well-controlled comparator-controlled studies of Gram-positive infections in pediatric patients ranging in age from birth through 18 years. Preclinical studies and pediatric IV formulation work is ongoing.

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

The iclaprim treated rats demonstrated 100% survival (33/33), while the vancomycin group demonstrated 91.7% survival (22/24) and the control group showed 48.3% survival (14/29).

Development Pipeline

In addition to our clinical programs, we are planning to continue our development program to identify a formulation of iclaprim suitable for adolescent and pediatric patients. We are also planning to develop iclaprim and/or antibiotic combinations containing iclaprim for additional indications with existing unmet medical needs.  These intentions are subject in part to the viability of the initiative and availability of adequate funding and resources.  We cannot guarantee that these initiatives will occur.

Additional Portfolio Plans

We intend to build a portfolio of novel antibiotics by licensing preclinical and/or clinical stage programs from academic centers and pharmaceutical companies specializing in antibacterial research. Several programs are under review, including compounds designed to be effective against Gram-positive and Gram-negative bacteria.  These intentions are subject in part to the viability of the initiative and availability of adequate funding and resources.  We cannot guarantee that these initiatives will occur.

Commercialization Strategy

We intend to commercialize iclaprim in the United States, either by identifying commercialization partner, or building sales, marketing and market access teams ourselves, or partnering with a contract selling organization. We are seeking proven commercialization partners in other key global markets. We believe that our ability to execute this strategy is enhanced by our focus on the hospital setting and the significant prior commercial experience of key members of our management team. Prior to joining us, members of our management team and board of directors were involved in the launch or commercialization of several blockbuster (annual revenues of at least $1 billion) pharmaceutical products.

Intellectual Property and Regulatory Exclusivity

Iclaprim has been designated by FDA as a QIDP for ABSSSI and HABP. Under the GAIN Act, if approved for marketing by the FDA, iclaprim would benefit from a five-year extension to an NCE (New Chemical Entity) exclusivity period of five years, if NCE exclusivity is granted for iclaprim, for a potential total of 10 years of market exclusivity, starting on the date of marketing approval. During this period of QIDP-extended NCE exclusivity, FDA would not be permitted to accept any ANDA or Section 505(b)(2) NDA filing for a drug product containing iclaprim until at least the ninth year after marketing approval, and any FDA approval would be further delayed by the time it takes FDA to review the application, as well as by a potential patent litigation stay as described below. We have filed and plan to file patent additional applications covering iclaprim which, once issued in the United States, may be eligible to be listed in the FDA publication, “Approved Drug Products with Therapeutic Equivalence Evaluations,” known as the “Orange Book.” If there are patents listed in the Orange Book, a generic or 505(b)(2) applicant that seeks to market its product before expiration of the patents must include what is known as a “Paragraph IV certification,” challenging the validity or enforceability of, or claiming non-infringement of, the listed patent or patents. Notice of the certification must be given to us as well, and we would intend to sue the generic challenger within the proscribed 45-day period after receiving notice of the certification for infringement of our listed patent or patents. Upon initiation of our infringement law suit, approval of the ANDA or 505(b)(2) application would be stayed for a further 30 months, unless lengthened or shortened by the court. In Europe, the generation of additional data from our Phase 3 clinical trials is expected to result in 10 years of data exclusivity. In Japan, the generation of additional data from our Phase 3 clinical trials is expected to result in eight years of data exclusivity (which may be extended to 10 years for orphan or pediatric indications) and an additional two years of market exclusivity.

NCE-type exclusivity periods are expected to be granted for iclaprim in other key markets upon approval, if any. We have exclusive access to the complete U.S. and European data packages for iclaprim, generated to support the original regulatory submissions in 2008. In addition to providing critical input into our clinical and regulatory strategy development, we believe the existing data will provide supportive information to regulatory reviews. Having access to this existing data will avoid the need for us to complete an entire development program starting from scratch, representing a considerable advantage in terms of time and cost compared to more traditional drug development programs.

We are building a patent estate to provide additional protection for iclaprim. We received a Notice of Allowance from the United States Patent and Trademark Office for United States Patent Application Nos. 15/586,021 and 15/586,815 for the use of iclaprim to treat patients with bacterial infections. The two method of use patents will expire in November 2037. Other patent applications have been and are expected to be filed that are designed to protect our proprietary technologies, including processes for manufacturing the iclaprim active pharmaceutical ingredient and therapeutic formulations, their use in pharmaceutical preparations and methods of treating disease with iclaprim.

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

We are not aware of any other company currently with a DHFRi in clinical development for antibacterial use. Other companies are developing antibiotics that are not DHFRi’s and that work differently from our compounds. For example, Durata Therapeutics, Inc. developed and gained approval for dalbavancin and The Medicines Company developed and gained approval for oritavancin. Both antibiotics are glycopeptides, the same class as vancomycin, one of the most commonly prescribed antibiotics and both antibiotics were required by the FDA to conduct additional studies around the same time as Arpida received the CRL for iclaprim. In addition, Achaogen, Inc.  developed and gained approval for plazomicin and Paratek Pharmaceuticals, Inc. developed and gained approval for omadacycline. Cubist developed and gained approval for the oxazolidinone (Tedizolid), which is now marketed by Merck.  Other classes of antibiotics in late stage development include cephalosporins (ceftobiprole/ Basilea) and pleuromutilins (Lefamulin/Nabriva). To avert the pending antibiotic crisis, several classes with different mechanisms will likely be needed and it is our belief that our product will assist in diversifying the antibiotic products available on the market.

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

•                  if clinical investigators are investigated satisfactory during FDA inspections of their clinical trial sites under GCP;

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

Clinical trials involve the administration of the product candidates to healthy volunteers or patients with the disease (depending on the phase, explained below) to be treated under the supervision of a qualified principal investigator. Clinical trials are conducted under protocols detailing, among other things, the objectives of the clinical trial, the parameters to be used in monitoring safety, and the efficacy criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, either centrally or individually at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Progress reports detailing the status of the clinical trials must be submitted to the FDA annually. Sponsors must also report to the FDA serious and unexpected adverse reactions, any clinically important increase in the rate of a serious suspected adverse reaction over that listed in the protocol or investigation brochure, or any findings from other studies or animal or in vitro testing that suggest a significant risk in humans exposed to the drug. There are also requirements governing the reporting of ongoing clinical trials and clinical trial results to public registries (e.g., ClinicalTrials.gov).

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

Phase 4 clinical trials, whether conducted voluntarily or mandated by the FDA, are often conducted after approval to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations, or when otherwise requested by the FDA in the form of post-marketing requirements or commitments. Failure to promptly conduct any required Phase 4 clinical trials could result in withdrawal of approval.

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

Priority Review is granted where there is evidence that the proposed product would be a significant improvement in the safety or effectiveness of the treatment, diagnosis, or prevention of a serious condition. Priority review designation does not change the scientific or medical standard for approval or the quality of evidence necessary to support approval. Also, FDA has a Fast Track program that is intended to expedite or facilitate the process for reviewing new drugs that meet certain criteria. Specifically, new drugs are eligible for Fast Track designation if they are intended to treat a serious or life-threatening disease or condition for which there is no effective treatment and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new drug or biologic may request the FDA to designate the drug or biologic as a Fast Track product concurrently with, or at any time after, submission of an IND, and the FDA must determine if the product candidate qualifies for Fast Track designation within 60 days of receipt of the sponsor’s request. The FDA may initiate review of sections of a Fast Track drug’s NDA before the application is complete. This rolling review is available if the applicant provides, and the FDA approves, a schedule for the submission of each portion of the NDA and the applicant pays applicable user fees. However, the FDA’s time period for reviewing an application does not begin until the last section of the application is submitted. Additionally, the Fast Track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical study process.

Before approving an NDA, the FDA will often inspect the facilities at which the product is manufactured, FDA will not approve the product unless it finds adequate assurance (through inspection or otherwise) that the manufacturing facility complies with cGMPs. The FDA may also inspect clinical trial sites for integrity of data supporting safety and efficacy.

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

The FDA may approve the NDA with a Risk Evaluation and Mitigation Strategies, or REMS, plan to mitigate risks, which could include medication guides, physician communication plans, or elements to assure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. The FDA also may condition approval on, among other things, changes to proposed labeling, development of adequate controls and specifications, or a commitment to conduct one or more post-marketing studies or clinical trials. Such post-market testing may include Phase 4 clinical trials and surveillance to further assess and monitor the product’s safety and effectiveness after commercialization.

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

On January 31, 2019, the U.S. Department of Health and Human Services published a rule package that proposes to eliminate the Anti-Kickback Statute safe harbor protection for rebates paid by drug manufacturers to pharmacy benefit managers, Medicare Part D plans, and Medicaid managed care plans.  The proposed regulation would also create new safe harbors for fees charged to manufacturers by pharmacy benefit managers and for drug discounts offered to patients at the point of sale.  If adopted, these rule amendments are expected to cause significant changes throughout the drug supply chain, and we expect the amendments to affect our business operations and prospects in unknown and material ways.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, the Affordable Care Act or ACA, amended the intent requirement under the Anti-Kickback Statute and criminal healthcare fraud statutes (discussed below) such that a person or entity no longer needs to have actual knowledge of the statute or the specific intent to violate it in order to have committed a violation. In addition, ACA provides that the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act (discussed below). Furthermore, many states have adopted anti-kickback laws similar to the federal Anti-Kickback Statute. Some of these state anti-kickback laws are more extensive than the federal law, including state kickback prohibitions that apply to items and services reimbursed by commercial or private third-party payors and/or cash-giving patients. The ACA also imposed an affirmative obligation to report and repay any overpayments, including those payments that resulted from violations of the Anti-Kickback Statute, false claims act, or civil monetary penalties statute, within sixty (60) days after such overpayment has been identified.  Corresponding case law imposes an obligation on entities to exercise reasonable diligence in identifying such overpayments.  The failure to timely report and repay is, itself, considered to constitute a violation of the false claims act.  Due to the breadth of these federal and state anti-kickback laws, and the potential for additional legal or regulatory change in this area, it is possible that our current and future sales and marketing practices and/or our future relationships with physicians might be challenged under these laws, which could cause harm to us.

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

The federal false claims laws and criminal health care fraud statutes prohibit, among other things, any person or entity from knowingly presenting, or causing to be presented, a false or fraudulent claim for payment or approval to the federal government or knowingly making, using or causing to be made or used a false record or statement material to a false or fraudulent claim to the federal government. As a result of a modification made by the Fraud Enforcement and Recovery Act of 2009, a claim includes “any request or demand” for money or property presented to the U.S. government or a governmental contractor, grantee, or other recipient administering a governmental program. Multiple pharmaceutical and other healthcare companies have been subject to enforcement under these laws for, among other things, allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product or for administering Patient Assistance Programs that did not implement specific guidelines to prevent fraud and abuse.   Financial relationships between manufacturers and physicians or other prescribing professionals, distributors, or pharmacies may result in false claims enforcement for causing those providers or entities to file claims that are deemed false due to impermissible kickbacks. Other companies have been prosecuted for causing false claims to be submitted because of the companies’ marketing of the product for unapproved, and thus non-covered, uses.  False claims act enforcement may also arise from claims filed as the result of manufacturing marketing materials that contained inaccurate statements or provided certain reimbursement guidance.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, as amended, created new federal criminal statutes that prohibit the knowing and willful execution, or attempt to execute, a scheme to defraud or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, including private third-party payors, and knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of, or payment for, healthcare benefits, items or services.  The U.S. government has filed criminal charges against pharmacy manufacturers and their principals who engaged in widespread violations of HIPAA in order to advance their marketing initiatives.

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

In addition, state attorneys general may be authorized to enforce state laws governing the privacy and security of health information.  Such state laws vary from state to state in significant ways. These state laws may be more restrictive than HIPAA by expanding the scope of covered entities, the types of protected information, the prohibited conduct, or the remedies available to governmental or private litigants. State laws often are not preempted by HIPAA, thus increasing potential risk exposure and complicating compliance efforts.

Additionally, ACA also included the federal Physician Payments Sunshine Act, which requires certain manufacturers of drugs, devices, biologicals and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program (with certain exceptions) to report annually information related to certain payments or other transfers of value made or distributed to physicians and teaching hospitals, or to entities or individuals at the request of, or designated on behalf of, the physicians and teaching hospitals and to report annually certain ownership and investment interests held by physicians and their immediate family members. Failure to comply with required reporting requirements could subject applicable manufacturers and others to substantial civil money penalties.

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

Because we intend to commercialize products that could be reimbursed under federal and other governmental healthcare programs, we are developing a comprehensive compliance program that establishes internal controls to facilitate adherence to the state and federal rules and healthcare program requirements. Although compliance programs and adherence thereto may mitigate the risk of violation of and subsequent investigation and prosecution for violations of the above laws, the risks cannot be entirely eliminated. If our operations are found to be in violation of any of the healthcare laws or regulations described above or any other laws that apply to us, we may be subject to penalties, including potentially significant criminal, civil and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, exclusion of products from reimbursement under government programs, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings and/or the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. To the extent that any of our products will be sold in a foreign country, we may be subject to similar foreign laws and regulations, which may include, for instance, applicable post-marketing requirements, including safety surveillance, fraud and abuse and conflict of interest laws, and implementation of corporate compliance programs and reporting of payments or transfers of value to healthcare professionals.

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

In addition, significant uncertainty exists as to the coverage and reimbursement status of newly approved healthcare product candidates. The market for our product candidates for which we may receive regulatory approval will depend significantly on access to third-party payors’ drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement. The industry competition to be included in such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded drug in their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available. Furthermore, third-party payor reimbursement to providers for our product candidates may be subject to a bundled payment that also includes the procedure administering our products. To the extent there is no separate payment for our product candidates, there may be further uncertainty as to the adequacy of reimbursement amounts. Because each third-party payor individually approves coverage and reimbursement levels, obtaining coverage and adequate reimbursement is time consuming, costly and sometimes an unpredictable process. We may be required to provide scientific and clinical support for the use of any product to each third-party payor separately with no assurance that approval would be obtained, and we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness and/or medical necessity of our products. This process could delay the market acceptance of any product and could have a negative effect on our future revenues and operating results. We cannot be certain that our product candidates will be considered cost-effective or medically necessary. Because coverage and reimbursement determinations are made on a payor-by-payor basis, obtaining acceptable coverage and reimbursement from one payor does not guarantee the Company will obtain similar acceptable coverage or reimbursement from another payor. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. If we are unable to obtain adequate coverage of, and adequate reimbursement and payment levels for, our product candidates from third-party payors, physicians may limit how much or under what circumstances they will prescribe or administer them and patients may decline to purchase them. This in turn could affect our ability to successfully commercialize our products and impact our profitability, results of operations, financial condition and future success.

The majority of iclaprim usage is expected to be in the hospital, due to its intravenous formulation. Hence, hospitals, Integrated Delivery Networks, and healthcare systems will need to add iclaprim to their hospital formularies in order for hospital based clinicians to have access.  Many hospitals implement a controlled and defined process for developing and approving formularies.  Any marketing efforts that are determined to have violated such policies could result in the denial or removal of our products from that hospital’s formulary.

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

In March 2010, ACA was signed into law. ACA has substantially changed the way healthcare is financed by both governmental and private insurers. ACA, among other things: established an annual, nondeductible fee on any entity that manufactures or imports certain branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs; revised the methodology by which rebates owed by manufacturers for covered outpatient drugs under the Medicaid Drug Rebate Program are calculated; increased the statutory minimum Medicaid rebates owed by most manufacturers under the Medicaid Drug Rebate Program; addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted, or injected; extended the Medicaid Drug Rebate Program to prescriptions of individuals enrolled in Medicaid managed care organizations; required manufacturers to offer 50% point-of-sale discounts on negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D; and implemented payment system reforms including a national pilot program on payment bundling to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain healthcare services through bundled payment models.

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

D.            Property, Plants and Equipment.

We do not own or have long term leases on office space, manufacturing facilities or equipment and do not have any current plans to construct or acquire any facilities.

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

All amounts included herein with respect to the years ended December 31, 2018, 2017 and 2016 are derived from our audited consolidated financial statements included elsewhere in this Annual Report. The audited consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been prepared in accordance with IFRS as issued by the IASB, and in accordance with IFRS as endorsed for use in the European Union. As permitted by the rules of the SEC for foreign private issuers, we do not reconcile our financial statements to U.S. generally accepted accounting principles.

Overview

We are a biopharmaceutical company focused on the development and commercialization of novel antibiotics against serious and life-threatening infections in hospitalized patients caused by multi-drug resistant bacteria. The discovery of new antibiotics has not kept pace with the increasing incidence of resistant, difficult-to-treat bacteria. One of the biggest threats of antibiotic resistance is from methicillin resistant Staphylococcus aureus (“MRSA”), a leading cause of hospital-acquired infections and a growing cause of infections in healthy people in the general community.  The Centers for Disease Control and Prevention (“CDC”) estimates that each year at least two million people became infected with antibiotic-resistant bacteria and at least 23,000 Americans die as a direct result of these infections.  Our strategy is to commercialize our product candidate iclaprim, if approved by the FDA for the treatment of acute bacterial skin and skin structure infections (“ABSSSI”), in the United States either by building sales, marketing and market access teams ourselves or identifying a strategic partner with established capabilities in hospitals. As further described below, our strategy also includes advancing iclaprim through regulatory approval in Europe and possibly other key markets. If we obtain regulatory approval for iclaprim in Europe, we expect to commercialize through a partner.

Our product candidate, iclaprim, is a novel diaminopyrimidine antibiotic that inhibits an essential bacterial enzyme called “dihydrofolate reductase” (“DHFR”). Diaminopyrimidines are a class of chemical compounds that inhibit different enzymes in the production of tetrahydrofolate, a form of folic acid, which is required for the production of bacterial DNA and RNA. The inhibition of DHFR represents a differentiated and under-utilized mechanism of action compared with most other antibiotics.  Iclaprim is a targeted Gram-positive antibiotic that is rapidly bactericidal and highly potent against MRSA and other Gram-positive bacteria in vitro.  “Gram-positive” or “Gram-negative” refer to how bacteria react to the Gram stain test based on the outer casing of the bacteria, and the bacterial cell wall structure. Each type of bacteria may be associated with different diseases. Iclaprim may be further developed for HABP including VABP, and bacterial pneumonia caused by Staphylococcus aureus in patients with cystic fibrosis, infections which are often caused by MRSA.  On February 14, 2019, we announced the receipt of a Complete Response Letter (“CRL”) from the U.S. Food & Drug Administration (“FDA”) regarding the New Drug Application (“NDA”) for iclaprim for the treatment of acute bacterial skin and skin structure infections. The CRL stated that the FDA cannot approve the NDA in its present form and indicates that additional data are needed to further evaluate the risk for liver toxicity before the NDA may be approved. We expect to and are working with the FDA to discuss potential options to address the deficiencies.

The current standard of care antibiotic in hospitalized patients with infections caused by Gram-positive bacteria, vancomycin, is associated with nephrotoxicity (i.e., damage to the kidneys caused by exposure to a toxic chemical, toxin or medication), including vancomycin-associated acute kidney injury (“VA-AKI”). Therapeutic drug monitoring (“TDM”) and dosage adjustment in patients with renal impairment is required with vancomycin. In contrast to vancomycin, iclaprim is minimally excreted via the kidneys (<2% of the administered dose was recovered in the urine), and neither TDM nor renal dosage adjustment were required and no nephrotoxicity was reported with iclaprim in the REVIVE Phase 3 clinical trials. Iclaprim has also demonstrated a low propensity for resistance development in vitro. We believe that iclaprim may be an attractive potential candidate for use as a first-line empiric monotherapy, the initial therapy administered prior to the identification of the pathogen, in severely ill patients who are hospitalized with ABSSSI and have comorbidities, or also suffer from other health issues, such as renal impairment or diabetes. Renal impairment affects up to an estimated 936,000 of the approximately 3.6 million patients hospitalized with ABSSSI annually in the United States.

Based on our current plans, we expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We expect our expenses to increase substantially with our ongoing business activities, particularly as we continue to pursue our product candidate iclaprim through marketing approval in the United States and other key markets.  In addition, we expect to incur expenses as we explore other, possible, product candidates and continue our research activities.  We do not expect to generate significant product revenue from iclaprim until marketing approval in the Unites States is received. We have prepared cash flow forecasts extending for at least 12 months from the date of this Annual Report. We acknowledge that substantial uncertainty remains over our ability to have the resources to fully support the organization and that additional funding will be needed through public markets, private financing, and/or partnering opportunities within the next 12 months. In the event that we do not have adequate access to capital on a timely basis, on favorable terms, or if at all, this could have a material and negative impact on our business and results of operations.

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

On May 17, 2018, we raised $12.7 million of net proceeds, after deducting $0.7 million of issuance costs, from a placement in the United Kingdom of 32,258,064 new ordinary shares at £0.31 per share.

On March 25, 2019, the Group raised $3.3 million of net proceeds, after deducting $0.3 million of issuance costs, from a placement in the United Kingdom of 45,000,000 new ordinary shares at £0.06 per share.

A.                                    Operating Results

The following discussion sets forth certain components of our statements of comprehensive loss as well as factors that impact those items.  As previously disclosed, the consolidated financial results for the year ended December 31, 2017 include an out-of-period correction for an understatement of stock based compensation expense in prior periods. The out-of-period correction increased General and Administrative expense by $0.8 million and Research and Development expense by $0.4 million for the year ended December 31, 2017.  None of these adjustments had an impact on our cash flows.

Revenues

To date we have not generated any revenues from product sales and we do not expect to recognize any revenue from the sale of products, even if approved, before 2020. Our success depends primarily on the successful development and regulatory approval of our product candidates and our ability to finance operations. If our development efforts result in clinical success and regulatory approval or we enter into collaboration agreements with third-parties for our product candidates, we may generate revenue from those product candidates. Our ability to generate product revenue and become profitable depends upon our ability to obtain regulatory approval for and to successfully commercialize our product candidates.

General and Administrative Expenses

General and administrative expenses include personnel costs, costs for outside professional services and other allocated expenses. Personnel costs consist of salaries, bonuses, benefits, travel and share-based compensation. Outside professional services consist of legal, investor relations, accounting and audit services, commercial support and strategy services, and other professional services. We expect general and administrative expenses to increase in the near future as we prepare for and begin commercializing iclaprim, if approved, and support the expansion of our staff and management team to include new operating personnel in finance, legal, commercial and later business development. We also expect to incur additional expenses related to in-licenses, acquisitions or similar transactions that we may pursue as part of our strategy, including legal, accounting and audit services and other consulting fees.

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

To date, we have expensed all research and development costs as incurred. Clinical development expenses for our product candidates are a significant component of our current and historical research and development expenses. Product candidates in later stage clinical development generally have higher research and development costs than those in earlier stages of development, primarily due to increased size and duration of the clinical trials. We recognize costs for each grant project, preclinical study or clinical trial that we conduct based on our evaluation of the progress to completion, using information and data provided to us by our research and development vendors and clinical sites.

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

We expect to continue incurring research and development expenses to support anticipated post marketing and regulatory compliance activities for our product candidate iclaprim in the United Stated and other key markets, if approved.  We will require additional funding to fund our continuing research operations, including our plans to conduct our INSPIRE Phase 3 clinical trial of iclaprim in HABP patients, including those with VABP. As we continue to execute our strategy, the timing of future product candidates resulting from in-licenses, acquisitions or similar transactions will impact and potentially increase our research and development expense.

The process of conducting the necessary clinical research to obtain regulatory approval of a product candidate is costly and time consuming. The probability that any of our future product candidates receives regulatory approval and eventually is able to generate revenue depends on a variety of factors, including the quality of our product candidates, early clinical data, investment in our clinical program, competition, manufacturing capability and commercial viability. As a result of these uncertainties, we are unable to determine the duration and completion costs of our research and development projects or if, when and to what extent we will generate revenue from the commercialization and sale of any of our future product candidates, if approved. We may never succeed in achieving regulatory approval for any of our product candidates.

We do not allocate personnel-related research and development costs, including share-based compensation or other indirect costs, to specific programs, as they are deployed across multiple projects under development.

Interest Income and Interest Expense

Interest income is earned based on cash holdings during the period. For the year end December 31, 2016, interest expense was incurred on outstanding notes that were converted to equity securities in December 2016. For the years ended December 31, 2018 and 2017, interest expense relates to cash interest paid on the Hercules loan and the amortization of deferred financing costs (Note 13).

Gain (Loss) from Revaluation of Derivative Liabilities

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

Foreign exchange gains and losses are presented in the statement of comprehensive loss on a net basis within other income or other expenses.

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

Historically, our cash and cash equivalents have been held primarily in U.S. dollars and most of our expenses have been U.S. dollar-denominated.

The following table sets forth our results of operations for the years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,
	2018	2017	2016
	(in thousands, except share and per share data)
Consolidated Statement of Comprehensive Loss
Operating expenses:
General and administrative	$(7,635)	$(8,542)	$(4,912)
Research and development	(10,988)	(29,475)	(34,795)
Gains on settlement of contract disputes	—	—	83
Total operating expenses	$(18,623)	$(38,017)	$(39,624)
Operating loss	(18,623)	(38,017)	(39,624)
Other income (expense), net
Interest income	113	134	70
Interest expense	(2,160)	(275)	(383)
Gain (loss) from revaluation of derivative liabilities	6,654	(6,392)	(136)
Net foreign exchange gains (losses)	40	(238)	(251)
Total other income (expense), net	$4,647	$(6,771)	$(700)
Loss before income taxes	(13,976)	(44,788)	(40,324)
Income tax loss	(9)	(22)	—
Net loss	$(13,985)	$(44,810)	$(40,324)
Total comprehensive loss	$(13,985)	$(44,810)	$(40,324)

Comparison of the year ended December 31, 2018 and December 31, 2017

General and Administrative Expense

General and administrative expenses decreased by $0.9 million, to $7.6 million, in the year ended December 31, 2018 from $8.5 million in the year ended December 31, 2017.  This decrease was primarily attributable to a $0.4 million reduction in stock-based compensation, which was higher in the 2017 period partially due to a previously disclosed out-of-period correction, and a $1.2 million reduction in legal, investor relations and other professional fees.  This decrease was partially offset by a $0.7 million increase in employee cash compensation.

Research and Development Expense

Research and development expenses decreased by $18.5 million to $11.0 million in the year ended December 31, 2018 from $29.5 million in the year ended December 31, 2017. This decrease was primarily attributable to a $22.1 million reduction in expense for our Phase 3 clinical trial program for iclaprim, which was completed in 2017.  This decrease was partially offset by a $3.6 million increase in costs relating to regulatory and clinical operating activities, chemistry, manufacturing and control requirements and other non-clinical development activities.

Interest Income

Interest income decreased by $0.02 million to approximately $0.11 million in the year ended December 31, 2018 from approximately $0.13 million in the year ended December 31, 2017. This decrease was primarily attributable to a reduction in the average daily cash balance retained in interest bearing accounts during the year.

Interest Expense

In November 2017, we entered into the Hercules Loan Agreement.  Interest expense for years ended December 31, 2018 and 2017 is comprised of interest expense, amortization expense of deferred financing costs and accretion expense of an end-of-term fee for the Hercules loan.  The increase in interest expense by $1.9 million to $2.2 million in the year ended December 31, 2018 from approximately $0.3 million in the year ended December 31, 2017 is attributable the loan being outstanding throughout the 2018 year.

Gain from Revaluation of Derivative Liabilities

In November 2016, we issued warrants that are classified as a liability due to potential variability in the number of shares that may be issued upon exercise if we fail to maintain an effective registration statement. We issued additional warrants in 2017 that are classified as a liability. These liabilities are carried at fair value and are remeasured each reporting period using the Black-Scholes option pricing model. Our stock price has a significant impact on the value of the liability and, in general, a decrease in our stock price will decrease our derivative liability balance and decrease the loss from revaluation of our derivative liabilities, or cause us to recognize a gain from revaluation of our derivative liabilities.  The gain for the year ended December 31, 2018 was $6.7 million, compared to a loss of $6.4 million for the year ending December 31, 2017.

Net Foreign Exchange Gain (Loss)

The net foreign exchange gain for the year ended December 31, 2018 was $0.04 million, as compared to a loss of $0.2 million in the year ended December 31, 2017. In both periods, the net balance recognized relates to the re-measurement of our Sterling denominated cash deposits to US dollars at the closing US dollar to Sterling exchange rate as well as the gains and losses resulting from the settlement of transactions denominated in foreign currency. Sterling denominated cash deposits totaled £0.4 million and £0.3 million at December 31, 2018 and 2017, respectively.

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

Net Foreign Exchange Loss

The net foreign exchange loss for the year ended December 31, 2017 was $0.2 million as compared to a loss of $0.3 million in the year ended December 31, 2016. In both periods the loss recognized relates to the re-measurement of our Sterling denominated cash deposits to US dollars at the closing US dollar to Sterling exchange rate as well as the gains and losses resulting from the settlement of transactions denominated in foreign currency. Sterling denominated cash deposits totaled £0.3 million and £0.01 million at December 31, 2017 and 2016, respectively.

B.            Liquidity and Capital Resources

At December 31, 2018 and 2017, we had cash and cash equivalents of approximately $12.3 million and $22.7 million, respectively. We do not expect to generate significant revenue from product sales unless and until we obtain regulatory approval for and commercialize our current iclaprim product candidate or any future product candidates. We anticipate that we will continue to generate losses for the foreseeable future, and we expect our losses to increase as we continue the development of and seek regulatory approvals for our product candidates and begin to commercialize any approved products. We are subject to all of the risks applicable to the development of new products, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors that may harm our business.

Our operations have been financed primarily by net proceeds from the issuance of ADSs on the NASDAQ Capital Market, the issuance of ordinary shares on the AIM market of the London Stock Exchange, the net proceeds of our Hercules Loan Agreement entered into in November 2017 and the issuance of convertible promissory notes to related parties. Our primary uses of capital are, and we expect will continue, at least in the short term, to be, third-party expenses associated with the planning and conduct of preclinical and clinical trials, costs of process development services and manufacturing and commercialization of our product candidates, and compensation-related expenses. We also expect our cash needs to increase to fund potential in-licenses, acquisitions or similar transactions as we pursue our strategy.

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

We will need to raise additional capital through equity or debt financings to continue to fund our operations and meet our capital funding needs. If we are unable to raise adequate additional capital when required or on acceptable terms, we may have to (i) significantly delay, scale back or discontinue the development and/or commercialization of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on unfavorable terms.

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

•                  New Drug Application (“NDA”) submitted to the U.S. Food & Drug Administration (“FDA”) for investigational drug candidate iclaprim for treatment of patients with acute bacterial skin and skin structure infections (“ABSSSI”).   The NDA was accepted for filing by FDA and granted priority review.  The FDA had set a target action date under the Prescription Drug User Fee Act (“PDUFA”) of February 13, 2019.

•                  On February 14, 2019, we announced the receipt of a Complete Response Letter (“CRL”) from the U.S. Food & Drug Administration (“FDA”) regarding the New Drug Application (“NDA”) for iclaprim for the treatment of acute bacterial skin and skin structure infections. The CRL stated that the FDA cannot approve the NDA in its present form and indicates that additional data are needed to further evaluate the risk for liver toxicity before the NDA may be approved. We expect to and are working with the FDA to discuss potential options to address the deficiencies.

•                  We are scheduled to meet with the FDA on May 3, 2019. We may need to incur addition costs to address the matters highlighted in the CRL.

We believe that the progress toward potential approval of iclaprim provides for continues investor interest in us.  A summary of our financing activities are listed below.

On March 25, 2019, the Group raised $3.3 million of net proceeds, after deducting $0.3 million of issuance costs, from a placement in the United Kingdom of 45,000,000 new ordinary shares at £0.06 per share.

On May 17, 2018, we raised $12.7 million of net proceeds, after deducting $0.7 million of issuance costs, from a placement in the United Kingdom of 32,258,064 new ordinary shares at £0.31 per share.

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

The first tranche of $15 million was drawn immediately at closing.  The milestones for the second tranche of $5.0 million were not achieved and that capital is no longer available to us. The terms of the Hercules Loan Agreement include an initial interest-only period of 15 months, a 30-month capital and interest repayment period thereafter, and a floating interest rate of at least 10% with a margin above the US prime rate. The Hercules Loan Agreement is secured by substantially all of our property and that of our subsidiary, other than intellectual property.

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

Subsequent to December 31, 2018, the Group announced that it amended the Hercules Loan Agreement, effective February 17, 2019. Pursuant to the amendment, the Group made an early repayment of $7 million and was required to make an additional repayment of $0.5 million on the earlier of 90 days May 18, 2019, or receipt of funds from an equity raise of $2 million or greater. The amendment provides for a three-month interest-only period on the remaining loan balance for the period from March 2019 to May 2019 and the waiver of any prepayment charges for the remaining term of the loan. On March 22, 2019, we entered into another amendment agreement that provided for one additional month of the interest only period for the month of June 2019.  In addition, Hercules Capital, Inc. provided the Group a letter stating that the receipt and aging of invoices relating to a validation campaign of iclaprim mesylate from a third-party vendor are excluded from the determination of compliance with covenants under the Hercules Loan Agreement, as amended.

Cash Flows For Years Ended December 31, 2018, 2017 and 2016

	Year ended December 31,
	2018	2017	2016
	(in thousands)
Net cash (used in) / provided by:
Operating activities	$(21,446)	$(37,436)	$(27,942)
Financing activities	11,233	38,455	21,428
Effect of exchange rate changes on cash and cash equivalents	(159)	(198)	(251)
	$(10,372)	$821	$(6,765)

Operating Activities

Net cash used in operating activities was $21.4 million for the year ended December 31, 2018, which reflects and operating loss of $18.6 million, primarily from regulatory and clinical operating activities, including activities supporting our NDA submission for iclaprim, and a $3.9 million reduction in current liabilities.

Net cash used in operating activities was $37.4 million for the year ended December 31, 2017, which reflects an operating loss of $38.0 million, primarily from the continuation of the clinical development of iclaprim and the commencement of certain pre-commercial and other development activities.

Net cash used in operating activities was $27.9 million for the year ended December 31, 2016, which reflects an operating loss of $39.6 million, primarily from the continuation of the clinical development of iclaprim, offset by an $11.3 million increase in trade payables.

Financing Activities

Net cash provided by financing activities amounts to $11.2 million for the year ended December 31, 2018.  This includes net proceeds of $12.7 million from the May 17, 2018 placement of 32,258,064 new ordinary shares at £0.31 per share and $0.1 million of proceeds from warrant and option exercises.  These proceeds were partially offset by $1.6 million in cash interest paid under our Hercules Loan Agreement.

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

On December 22, 2016, we announced that, at our General Meeting, our shareholders authorized our directors to (i) allot relevant securities up to an aggregate nominal value of £313,938 in connection with the exercise of various share options, warrants and convertible securities granted by the Company between April 1, 2015 and December 22, 2016, and (ii) allot relevant securities for purposes other than those identified in (i) above, up to an aggregate nominal amount of £270,965.  Our shareholders further authorized our directors to dis-apply statutory preemptive rights, but only with respect to the two aforementioned allotments.

On April 28, 2017, we announced the appointment of Peel Hunt LLP as nominated adviser and joint corporate broker with immediate effect.

On June 19, 2018, we announced that, at our General Meeting, our shareholders authorized our directors to (i) allot shares up to an aggregate nominal amount of £1,000,000.00 with preemptive rights under section 560 of the Companies Act 2006 (“Act”) and up to an aggregate of £450,000.00 without preemptive rights under section 570 of the Act.

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

F.             Tabular Disclosure of Contractual Obligations

The following table discloses aggregate information about material contractual obligations and periods in which payments were due as of December 31, 2018. Future events could cause actual payments to differ from these estimates.

At December 31, 2018	< 1 year $	Between 1 and 3 years $	Between 3 and 5 years $	Over 5 years $	Total
(in thousands)
Term loan principal and related payments(1)	6,071	11,773	—	—	17,844
Total	6,071	11,773	—	—	17,844

(1)         The amounts include payments under the term loan agreement with Hercules Capital, Inc. for interest, principal and end or term charges.

The table above does not include trade payables and accrued liabilities of $7.2 million and derivative liability of $5.8 million as of December 31, 2018.  The timing of payments under our agreement with an independent contract research organization for clinical trials and with vendors for preclinical studies and other services and products for operating purposes are probable, estimable and expected to be fulfilled in 2019. The term loan obligations included principal of $15.0 million, estimated interest expense over the remaining term of the loan of $2.4 million and an end of facility charge of $0.4 million.  The milestones for the remaining $5.0 million of available capacity under the loan were not achieved and that capital is no longer available.  In addition, the table above does not reflect and early principal repayment of $7 million pursuant to an amendment in February 2019. The amendment also required an additional repayment of $0.5 million on the earlier of 90 days from date of the amendment (May 18, 2019), or receipt of funds from an equity raise of $2 million or greater. The additional repayment was remitted on April 1, 2019. The amendment provides for a three-month interest-only period on the remaining loan balance for the period from March 2019 to May 2019 and the waiver of any prepayment charges for the remaining term of the loan.  On March 22, 2019, we entered into another amendment agreement that provided for one additional month of the interest only period for the month of June 2019.  In addition, Hercules Capital, Inc. provided the Group a letter stating that the receipt and aging of invoices relating to a validation campaign of iclaprim mesylate from a third-party vendor are excluded from the determination of compliance with covenants under the Hercules Loan Agreement, as amended.

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

G.           Safe Harbor

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Cautionary Note Regarding Forward-Looking Statements.”

Item 6.         Directors, Senior Management and Employees.

A.            Directors and Senior Management.

The following table sets forth information regarding our executive officers and directors, including their ages, as of March 31, 2019. Unless otherwise indicated, the current business addresses for our executive officers and non-employee directors is 5 Independence Way, Suite 300, Princeton, NJ 08540, United States.

Name	Age	Position
Executive Officers
Graham George Lumsden	59	Chief Executive Officer and Executive Director
Jonathan Gold (1)	46	Chief Financial Officer and Executive Director
David Huang	44	Chief Medical Officer
Non-Employee Directors
Richard Cecil Eversfield Morgan(2)	74	Non-Executive Chairman (until March 18, 2019)
Charlotta Ginman(3)	53	Non-Executive Director
Zaki Hosny(4)	70	Non-Executive Director
Mary Lake Polan (5)	75	Non-Executive Director
Bruce Andrew Williams(2)(3)(4)	64	Non-Executive Interim Chairman
Dr. Craig T. Albanese(3)(5)	57	Non-Executive Director

(1)         Effective February 2, 2018, Mr. Gold assumed an executive role as Chief Financial Officer and is considered an Executive Director as of that Date.

(2)         Effective March 18, 2019, Mr. Morgan resigned from the Board of Directors. Mr. Williams was appointed as interim Chairman of the Board of Directors at that time.

(3)         Member of the Audit Committee.

(4)         Member of the Remuneration Committee.

(5)         Member of the Nomination Committee.

Executive Officers

Dr. Graham Lumsden has served as our Chief Executive Officer and Executive Director since May 2013. Prior to joining the Company, Dr. Lumsden was a senior executive at Merck & Co., Inc. (NYSE: MRK) (from 1985 to 2011), where he held various commercial worldwide leadership positions, with global responsibility for osteoporosis and then contraceptives. He also served as Chief Executive Officer of TieMed LLC (from 2012 to 2014), and as a principal of Carnethy Consulting LLC (from 2012 to 2014). Dr. Lumsden is a member of the Royal College of Veterinary Surgeons (MRCVS). He obtained a postgraduate diploma in marketing from the Chartered Institute of Marketing in London, United Kingdom in 1998, and his BVM&S in veterinary medicine and surgery from the Royal (Dick) School of Veterinary Studies in Edinburgh, Scotland in 1982. With his extensive industry experience, Dr. Lumsden provides valuable scientific, operational and strategic direction as Chief Executive Officer and Director.

Jonathan Gold was a co-founder of the Company and had served as a non-executive director since 2004. Effective February 2, 2018, Mr. Gold assumed an executive role as Chief Financial Officer.  Mr. Gold is a managing director of JEG Capital LLC, a family office and asset manager (since August 2012). Previously he was a portfolio manager for the Federated Kaufmann Funds (from 2004 to 2012). Prior to that, Mr. Gold was a partner at Amphion Capital Partners LLC (the predecessor to Amphion Innovations plc) (from 1996 to 2004) and Wolfensohn Partners (originally affiliates of James D. Wolfensohn Inc.) (from 1995 to 2004), where he was active in financing and growing early stage life sciences and information technology companies. Early in his career, Mr. Gold was a financial analyst for Prudential’s Realty Group (from 1995 to 1996), which managed over $10 billion in equity and mortgage real estate investments. Mr. Gold received his Bachelor of Science and MBA in Finance from New York University’s Stern School of Business. With his professional financial expertise and business acumen, Mr. Gold provides valuable guidance and strategic direction as Chief Financial Offer and Executive and Director.

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

Non-Employee Directors

Bruce Andrew Williams has served as a non-executive director of the Company since February 2004 and as non-executive interim Chairman since March 18, 2019.  Mr. Williams served as the Chief Executive Officer of WellGen, Inc. (from November 2010 to May 2011) and Head of Commercial Operations at Corcept Therapeutics Incorporated (from March 2010 to November 2010). Mr. Williams was Senior Vice President, Sales and Marketing at Genta Incorporated (from February 2001 to March 2005), where he led the negotiation of a licensing and co-development/co-marketing agreement with Aventis for the company’s lead product. Mr. Williams was previously Senior Vice President of Sales and Marketing at Celgene Corporation (from June 1996 to February 2001), where he built the company’s commercial and distribution infrastructure to support the launch of its first product, Thalomid (thalidomide). Mr. Williams was an executive director of Ortho Biotech Products LP (from July 1989 to June 1996), where he led the marketing of this Johnson & Johnson subsidiary’s lead product, Procrit (epoetin alfa), from pre-launch to its fifth year on the market. Mr. Williams currently serves on the boards of Motif, Inc., the Company’s subsidiary (since February 2004), and Afaxys, Inc. (since February 2011). Mr. Williams obtained his MBA in finance and accounting from Columbia Business School in 1982, and obtained his BA in biology from Syracuse University in 1976. With his wealth of experience in the pharmaceutical and biotechnology industries, as well as his marketing background, Mr. William provides valuable operational and strategic guidance as Interim Chairman and Non-executive Director.

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

Charlotta Ginman has served as a non-executive director of the Company since April 2015. As a fellow of the Institute of Chartered Accountants in England and Wales, Ms. Ginman is Chair of the Audit Committee. She is a non-executive Director and Chair of the Audit Committee of Polar Capital Technology Trust plc, Pacific Assets Trust plc and Keywords Studios plc. She is also a non-executive Director of Consort Medical plc and Unicorn AIM VCT plc. Ms. Ginman has held senior positions in the investment banking and technology/telecom sectors. As three out of Ms. Ginman’s six non-executive directorships are with quoted investment companies that involve less time commitment than trading companies, Ms. Ginman is able to devote sufficient time to all of her appointments. Ms. Ginman also holds a MSc. in Economics from the Swedish School of Economics and Business Administration in Helsinki. With her extensive financial and operational background, Ms. Ginman provides substantial guidance and oversight to the Group’s financial performance and strategic direction.

Zaki Hosny has served as a non-executive director of the Company since 2006. Mr. Hosny is an independent consultant to life sciences companies. Mr. Hosny spent most of his career at Merck & Co, Inc. (NYSE: MRK) (from 1998 to 2007) in marketing and general management positions around the world, including management responsibility for the company’s business in major markets in Europe. He also held senior marketing positions in the United States and several European countries in general management, marketing roles with worldwide responsibility for cardiovascular and other franchises, and was closely involved in the clinical development of some of the company’s major products. Mr. Hosny was Chief Executive Officer of Motif BioSciences, Inc. (from 2006 to 2013) and Deputy Chairman of its Board of Directors (from 2006 to 2013). Mr. Hosny is currently a Senior Advisor to the Albright Stonebridge Group, a strategic consultancy firm based in Washington, DC and a consultant to Harel Consulting of New Jersey, Mettle Consulting Limited of the United Kingdom and Mansfield Consulting LLC. Mr. Hosny is based in Princeton, New Jersey, and is a graduate of Cambridge University with an M.A. in History and Law. Mr. Hosny provides a wealth of strategic insight based on his extensive experience in the pharmaceutical and biotechnology industries.

Dr. Mary Lake Polan has served as a non-executive director of the Company since February 2004. Dr. Polan is a Clinical Professor in the Department of Obstetrics, Gynecology, and Reproductive Sciences at Yale University School of Medicine (since 2014). From 2008 to 2014, Dr. Polan served as adjunct professor in the Department of Obstetrics and Gynecology at Columbia University School of Medicine. She served as chair and emeritus professor in the Department of Obstetrics and Gynecology at Stanford Medical School from 1990 to 2006. Dr. Polan specializes in reproductive endocrinology and infertility and hormonal issues related to gynecology patients and menopause. Dr. Polan served on the board of Wyeth (NYSE: WYE) (from 1995 to 2009) prior to its acquisition by Pfizer Inc. and currently serves on the board of Quidel Corp. (NASDAQ: QDEL) (since 1993), and on the boards of several privately held life sciences companies. She chairs a Scientific Advisory Board on Women’s Health for the Proctor and Gamble Company and several other advisory boards of private life sciences companies. She is also Managing Director of Golden Seeds, an angel investing group which invests in women led companies. She received her bachelor’s degree from Connecticut College, her Ph.D. in Molecular Biophysics and Biochemistry, her M.D. from Yale University, and completed her residency and Reproductive Endocrine Fellowship at the Department of Obstetrics and Gynecology at the Yale School of Medicine. Dr. Polan received her M.P.H. (Maternal and Child Health Program) from the University of California, Berkeley. As a medical doctor and Clinical Professor, Dr. Polan brings an important practicing physician perspective in evaluating and overseeing the Company’s performance and strategic direction.

Family Relationships

There are no family relationships among any of our executive officers or current and former directors.

Arrangements with Major Shareholders, Customers, Supplies or Others.

There are no arrangements or understandings with any major shareholder, customer, supplier or other, pursuant to which any person referred to above was selected as a director or member of senior management.

B.            Compensation.

The following discussion provides the amount of compensation paid, and benefits in kind granted, by us to our current directors and executive officers for services provided in all capacities to us for the year ended December 31, 2018.  For additional detail regarding the compensation offered to our directors and executive officers, please see “Item 7.B. Related Party Transactions — Agreements with Directors, Executive Officers and Others.”

Name	Salaries and Fees ($)	Bonuses ($)	Social Security ($)	Total ($)
Executive Officers:
Graham Lumsden(1)(2)	446,250	264,000	16,389	726,639
Chief Executive Officer and Director
Jonathan Gold(3)	612,500	250,000	19,017	881,517
Chief Financial Officer and Director
David Huang(2)	420,000	140,000	16,110	576,110
Chief Medical Officer

Non-Employee Directors:
Richard Cecil Eversfield Morgan(4)	113,500	—	—	113,500
Non-Executive Chairman
Dr. Craig T. Albanese	57,500	—	—	57,500
Non-Executive Director
Robert Bertoldi(5)	125,000	—	9,563	134,563
Non-Executive Director (until July 16, 2018)
Charlotta Ginman(6)	69,680	—	—	69,680
Non-Executive Director
Zaki Hosny	62,500	—	—	62,500
Non-Executive Director
Mary Lake Polan	60,000	—	—	60,000
Non-Executive Director
Bruce Andrew Williams(4)	64,000	—	—	64,000
Non-Executive Director and Interim Chairman (effective March 18, 2019)

(1)         Dr. Lumsden’s incentive bonus listed above includes the receipt of $50,000 for achieving the operational milestones in 2018 related to a supplemental bonus granted in the previous year.

(2)         In addition to the compensation listed above, Dr. Lumsden and Dr. Huang both received $8,100 in employer provided 401k pension contributions during 2018.

(3)         The compensation listed above is for Mr. Gold’s services as Chief Financial Officer and Executive Director.   Mr. Gold assumed the executive role of Chief Financial Officer on February 2, 2018.   In addition to the compensation listed above, Mr. Gold received $8,100 in employer provided 401k pension contributions during 2018.

(4)         Effective March 18, 2019, Mr. Morgan resigned from the Board of Directors.  The compensation listed above represents consideration paid to Mr. Morgan during the entire 2018 year. Mr. Williams was appointed interim Chairman of the Board of Directors at that time.

(5)         Effective July 16, 2018, Mr. Bertoldi resigned from the Board of Directors. Mr. Bertoldi continued to provide consultancy services under the terms of the consultancy agreement with Amphion Innovation plc until December 31, 2018.  The compensation listed above represents consideration paid to Mr. Bertoldi during the entire year.  In addition to the listed compensation, Mr. Bertoldi received $3,750 in company provided 401k pension contributions during 2018.

(6)         Ms. Ginman is based in the U.K. and remuneration is provided for in Sterling.  Total compensation for 2018 was £52,195 or US$69,680 based on an average exchange rate of 1.335 for the year.

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

Outstanding Equity Awards, Grants and Option Exercise

The table below sets out information on outstanding options to purchase ordinary shares held by our current directors and executive officers as of December 31, 2018.

	January 1,		December 31,	Exercise	Grant	Expiry
	2018	Granted	2018	price	date	date

Richard Morgan(1)	73,215	—	73,215	$0.70	1/1/10	1/1/20
Non-Executive Chairman	6,179	—	6,179	$0.70	1/1/11	1/1/21
	502,950	—	502,950	$0.14	12/4/14	12/4/24
	582,344	—	582,344

Craig Albanese	100,000	—	100,000	$0.44	5/4/17	5/4/27
Non-Executive Director	100,000	—	100,000

Robert Bertoldi(2)	53,887	—	53,887	$0.70	1/1/10	1/1/20
Non-Executive Director	251,475	—	251,475	$0.14	12/4/14	12/4/24
	305,362	—	305,362

	January 1,		December 31,	Exercise	Grant	Expiry
	2018	Granted	2018	price	date	date

Charlotta Ginman	251,475	—	251,475	$0.14	12/4/14	12/4/24
Non-Executive Director	251,475	—	251,475

Jonathan Gold	73,502	—	73,502	$0.70	1/1/10	1/1/20
Chief Financial Officer and Executive Director	5,964	—	5,964	$0.70	1/11/11	1/11/21
	251,475	—	251,475	$0.14	12/4/14	12/4/24
	—	1,000,000	1,000,000	$0.50	2/28/18	2/28/28
	330,941	1,000,000	1,330,941

Zaki Hosny	53,888	—	53,888	$0.70	6/18/09	6/18/19
Non-Executive Director	14,370	—	14,370	$0.70	1/1/10	1/1/20
	2,587	—	2,587	$0.70	1/1/11	1/1/21
	107,774	—	107,774	$0.14	1/30/13	1/30/23
	251,475	—	251,475	$0.14	12/4/14	12/4/24
	430,094	—	430,094

Graham Lumsden	574,800	—	574,800	$0.14	5/25/13	5/25/23
Chief Executive Officer and Executive Director	2,874,000	—	2,874,000	$0.14	12/4/14	12/4/24
	1,000,000	—	1,000,000	$0.33	2/7/17	2/7/27
	700,000	—	700,000	$0.33	2/7/17	2/7/27
	—	2,000,000	2,000,000	$0.50	2/28/18	2/28/28
	—	1,000,000	1,000,000	$0.50	2/28/18	2/28/28
	5,148,800	3,000,000	8,148,800

Mary Lake Polan	67,036	—	67,036	$0.70	1/1/10	1/1/20
Non-Executive Director	5,461	—	5,461	$0.70	1/1/11	1/1/21
	251,474	—	251,474	$0.14	12/4/14	12/4/24
	323,971	—	323,971

Bruce Williams(1)	67,252	—	67,252	$0.70	1/1/10	1/1/20
Non-Executive Director	28,740	—	28,740	$0.70	1/16/10	1/16/20
	71,850	—	71,850	$0.70	11/15/10	1/16/20
	2,802	—	2,802	$0.70	1/1/11	1/1/21
	251,474	—	251,474	$0.14	12/4/14	12/4/24
	422,118	—	422,118

David Huang	718,500	—	718,500	$0.14	12/4/14	12/4/24
Chief Medical Officer	100,000	—	100,000	$0.73	6/02/15	6/02/25
	1,000,000	—	1,000,000	$0.33	2/7/17	2/7/27
	—	750,000	750,000	$0.50	2/28/18	2/28/28
	1,818,500	750,000	2,568,500

(1)         Mr. Morgan resigned from the Board of Directors effective March 18, 2019. Mr. Williams was appointed as interim Chairman of the Board of Directors at that time.

(2)         Mr. Bertoldi resigned from the Board of Directors effective July 16, 2018.

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

Options may be granted to non-employees (consultants and directors) by way of a sub-plan, governed by the same rules of the Share Option Plan unless the context otherwise provides. The Share Option Plan has the following key terms:

•                  the maximum total number of ordinary shares that may be issued under the Share Option Plan cannot exceed 10 percent of our outstanding share capital at any point in time, or 29,666,024 at December 31, 2018;

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

C.            Board Practices.

Our board of directors consists of eight members at December 31, 2018, including at that time, a non-executive chairman, two executive directors and five other non-executive directors. The following table sets forth the names of our directors as of December 31, 2018, and the years of their initial appointment as directors.

Name	Current Position	Year of Initial Appointment
Richard Cecil Eversfield Morgan(4)	Non-Executive Chairman	2004
Graham Lumsden	Executive Director	2013
Charlotta Ginman(2)	Non-Executive Director	2015
Jonathan Gold	Executive Director	2004
Zaki Hosny(1)	Non-Executive Director	2006
Mary Lake Polan(3)	Non-Executive Director	2004
Bruce Williams(1)(2)(4)	Non-Executive Director	2004
Robert Bertoldi(5)	Non-Executive Director (until July 16, 2018)	2014
Dr. Craig T. Albanese(2)(3)	Non-Executive Director	2017

(1)         Member of Remuneration Committee.

(2)         Member of Audit Committee.

(3)         Member of Nomination Committee.

(4)         Mr. Morgan resigned from the Board of Directors effective March 18, 2019. Mr. Williams was appointed as interim Chairman of the Board of Directors as of that date.

(5)         Mr. Bertoldi resigned from the Board of Directors effective July 16, 2018.

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

Director Independence

Based upon information requested from and provided by each director concerning their background, employment and affiliations, including family relationships, our board of directors has determined that each of Charlotta Ginman, Dr. Mary Lake Polan, Dr. Craig Albanese, Zaki Hosny and Bruce Williams representing five of seven directors, are independent under the applicable rules and regulations of NASDAQ. In making such determinations, the board of directors considered the relationships that each such non-employee director has with us and all other facts and circumstances the board of directors deemed relevant in determining their independence.

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

Audit Committee

Currently, the members of our audit committee are Charlotta Ginman (Chair), Dr. Albanese and Bruce Williams. The audit committee meets at least three times a year. The audit committee met 4 times in 2018.

Our board of directors has determined that Ms. Ginman, Craig T. Albanese and Mr. Williams are independent under Rule 10A-3 of the Exchange Act and the applicable listing requirements of NASDAQ.  Each audit committee member satisfies the other listing requirements of NASDAQ for audit committee membership. Our board of directors has also determined that Charlotta Ginman qualifies as an “audit committee financial expert,” as such term is defined by the SEC, and that Ms. Ginman has the requisite level of financial sophistication required by the continued listing standards of NASDAQ.

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

Remuneration Committee

The current members of our remuneration committee are Zaki Hosny (Chair) and Bruce Williams. There is a vacancy on the remuneration committee resulting from the resignation of Richard Morgan on March 18, 2019 that is expected to be filled later in 2019. The remuneration committee met 11 times in 2018.  Our board of directors has determined that Mr. Hosny and Mr. Williams are independent under the applicable listing requirements of NASDAQ.  The remuneration committee is responsible for making recommendations to our board of directors, within agreed terms of reference, on our framework of executive remuneration and cost. The committee determines the contract terms, remuneration, and other benefits for each of our executive directors, including performance related bonus schemes and pension rights.

Nomination Committee

As of the date of this Annual Report, Dr. Mary Lake Polan and Dr. Craig Albanese are the members of our nomination committee. Our board of directors determined that Dr. Polan and Dr. Albanese are independent under the applicable listing requirements of NASDAQ.  Dr. Polan is the chair of the committee. The nomination committee met twice time in 2018.  The nomination committee monitors the size and composition of the board of directors and the other committees and is responsible for identifying suitable candidates to join our board of directors. Dr. Craig Albanese was appointed to the nomination committee on April 9, 2018.

Code Of Business Conduct And Ethics

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. A copy of the Code of Conduct is available on our website at www.motifbio.com.

D.            Employees.

As of December 31, 2018, we had seven employees based in the United States.  No employees were based in the United Kingdom. We consider our labor relations to be good.

E.            Share Ownership.

For information regarding the share ownership of our directors and executive officers, see “Item 6.B. Compensation” and “Item 7.A. Major Shareholders.”

Item 7.         Major Shareholders and Related Party Transactions

A.            Major shareholders.

The following table presents information relating to the beneficial ownership of our ordinary shares as of March 1, 2019.

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

Ordinary shares that a person has the right to acquire within 60 days of March 1, 2019 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights, but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all executive officers and directors as a group. The percentage of beneficial ownership of our ordinary shares is based on an aggregate of 297,491,023 shares outstanding as of March 1, 2019. As of March 1, 2019, we believe approximately 12.92% of our ordinary shares, are held by 28 record holders in the United States. None of our major shareholders have different voting rights than other shareholders.

Unless otherwise indicated, the current business address for each executive officer and director named below is 5 Independence Way, Suite 300, Princeton, NJ 08540, United States.

	Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Total	Percent (%)
5% Shareholders
Invesco Asset Management Limited(1)	52,724,000	17.10%
Sand Grove Capital Management LLP(2)	33,264,087	11.18%
Amphion Group(3)	25,254,611	8.49%
Executive Officers and Directors
Graham George Lumsden(4)	5,090,405	1.68%
Robert Bertoldi (5)	25,621,224	8.60%
David Huang(6)	1,578,908	*
Richard Cecil Eversfield Morgan(7)	26,027,871	8.73%
Charlotta Ginman(8)	376,475	*
Jonathan Gold(9)	880,575	*
Zaki Hosny(10)	645,644	*
Mary Lake Polan(11)	336,971	*
Bruce Andrew Williams(12)	527,468	*
Craig Albanese(13)	49,992	*
All Current Executive Officers and Directors as a Group (10 persons)(14)	35,880,922	11.68%

*                                         Indicates beneficial ownership of less than 1% of the total outstanding ordinary shares.

(1)                                 Invesco Asset Management Limited as agent for and on behalf of its discretionary managed clients. The number includes 41,816,000 shares and warrants to exercise 10,908,000 shares. A TR-1 Notification was sent to us on April 1, 2019 by Invesco Asset Management Limited indicating a 12.2% ownership position. The principal address of Invesco Asset Management is Perpetual Park, Perpetual Park Drive, Henley-on-Thames, R69 1HH, United Kingdom.

(2)                                 This information in the table is based on information contained in a TR-1 Notification sent to us on May 23, 2018 by Sand Grove Capital Management LLP disclosing a cash-settlement equity contract for difference. A TR-1 Notification was sent to us on April, 1, 2019 indicating a 10.2% ownership position. The principal address of Sand Grove Capital Management LLP is 35 Dover Street, 4th Floor, London W1S 4NQ.

(3)                                 Amphion Innovations plc holds 25,254,611 shares, of which 24,475,591 shares are pledged as collateral under a loan facility. The maturity date of the loan under which shares held by Amphion Innovations plc are pledged September 30, 2019. A press release was issued by Amphion on April 1, 2019 date indicating a 5.5% ownership position. The principal address of the Amphion Group is Fort Anne, Douglas, Isle of Man, IM1 5PD.

(4)                                 This number consists of 5,090,405 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2019.

(5)                                 This number includes 305,362 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2019, and also includes the ordinary shares beneficially owned by the Amphion Group, of which Mr. Bertoldi may be deemed to be a beneficial owner.  Mr. Bertoldi resigned from the Board of Directors effective July 16, 2018.

(6)                                 This number represents 1,578,908 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2019.

(7)                                 This number includes 582,344 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2019, and also includes the ordinary shares beneficially owned by the Amphion Group, of which Mr. Morgan may be deemed to be a beneficial owner.

(8)                                 This number includes 251,475 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2019.

(9)                                 This number includes 731,967 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2019.

(10)                          This number includes 430,094 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2019.

(11)                          This number includes 323,971 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2019.

(12)                          This number includes 422,118 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2019.

(13)                          This number includes 49,992 ordinary shares that are issuable pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2019.

(14)                          This number includes 9,766,636 ordinary shares that are issuable to our officers and directors pursuant to share options that are currently exercisable or will become exercisable within 60 days of March 1, 2019 and also includes 25,254,611 ordinary shares that are beneficially owned by the Amphion Group, of which Mr. Bertoldi and/or Mr. Morgan may be deemed to be a beneficial owner.

B.            Related Party Transactions.

Since January 1, 2018, we have engaged in the following transactions with our directors, executive officers and holders of 5% or more of our ordinary shares, and affiliates of our directors, executive officers and holders of more than 5% of our ordinary shares. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in transactions with unrelated third-parties.

Transactions with Amphion Innovations plc and Amphion Innovations US, Inc.

At December 31, 2018, Amphion Innovations plc and its wholly owned subsidiary, Amphion Innovations US, Inc., or collectively, the Amphion Group owned 8.51% of the issued ordinary shares in Motif Bio plc. In addition, the Amphion Group previously provided funding for the activities of Motif BioSciences Inc. through the issue of convertible interest bearing loan notes, which were converted to shares in December 2016. Richard Morgan and Robert Bertoldi were directors of both the Company and Amphion Innovations plc during the period. Transactions between us and the Amphion Group are disclosed below:

Advisory And Consultancy Agreement With Amphion Innovations US, Inc. And Shared Office Space

On April 1, 2015, the Group entered into an Advisory and Consultancy Agreement with Amphion Innovations US, Inc. The consideration for the services is $120,000 per annum. The agreement was amended in December 2016 so that either party may terminate the agreement at any time, for any reason, upon giving the other party ninety-days advance written notice. The Group paid $120,000 to Amphion Innovations US, Inc. during each year ending December 31, 2018, 2017 and 2016 in accordance with the terms of the agreement. Notice was provided in September 2018 to terminate the agreement as of December 31, 2018.

Consultancy Agreement With Amphion Innovations plc

On April 1, 2015, the Group entered into a Consultancy Agreement with Amphion Innovations plc for the services of Robert Bertoldi, an employee of Amphion Innovations plc. The consideration for his services was $5,000 per month. On November 1, 2015, the consideration was increased to $180,000 per annum. On July 1, 2016, the consideration decreased to US $75,000 per annum. The agreement was for an initial period of 12 months and would automatically renew each year on the anniversary date unless either party notifies the other by giving ninety-days written notice prior to expiration. The agreement was amended in December 2016 so that either party may terminate the agreement at any time, for any reason, upon giving the other party ninety days advance written notice. In July 2017, the Group amended the consulting agreement with Amphion Innovations plc to increase the annual consideration to $125,000 to better reflect Robert Bertoldi’s time commitment to the Group with an effective date of January 1, 2017. Notice was provided in September 2018 to terminate the agreement as of December 31, 2018.

Consultancy Agreement With Amphion Innovations US, Inc.

On September 7, 2016, the Group entered into a Consultancy Agreement with Amphion Innovations US, Inc., pursuant to which Amphion Innovations US, Inc. provide consultancy services in relation to the Group’s obligations as a NASDAQ listed company. The consideration for the services was $15,500 per month. The agreement was not extended past the initial term of 12 months and ended in 2017.  The Group paid $170,500 and $19,633 during the years ended December 31, 2017 and 2016 in accordance with the terms of the agreement.

Agreements with Directors, Executive Officers and Others

Service Agreement with Graham Lumsden

On April 1, 2015, we entered into a service agreement with Graham Lumsden pursuant to which Dr. Lumsden is employed as our Chief Executive Officer on a full-time basis. Under the terms of the agreement Dr. Lumsden received an initial gross annual salary of $360,000, which we have subsequently increased. Effective January 1, 2018, Dr. Lumsden’s annual salary was increased to $446,250 and currently remains in effect. Dr. Lumsden is eligible to participate in the Company’s discretionary annual bonus program in an amount to be determined by the board of directors in its absolute discretion. The agreement contains customary confidentiality, non-competition and non-solicitation provisions

Dr. Lumsden is employed by us on a permanent contract and his employment will continue until terminated. Dr. Lumsden’s employment can be terminated by either party giving the other twelve months’ notice. In addition, we may terminate Dr. Lumsden’s employment without notice in certain circumstances by making a payment to Dr. Lumsden in lieu of notice, which payment will be equal to the portion of his annual salary due him for the duration of the notice period. The agreement also contains garden leave provisions which can be utilized in event that Dr. Lumsden’s employment is terminated by us.

Employment Agreements with and Dr. David Huang

Employment Agreement with David Huang

On May 1, 2015, our subsidiary, Motif BioSciences Inc., entered into an employment agreement with Dr. Huang, our Chief Medical Officer. Under the terms of the agreement, Dr. Huang received a base salary of $300,000 per year, which we have subsequently increased. Effective January 1, 2018, Dr. Huang’s base salary was increased to $420,000 and currently remains in effect. Dr. Huang is eligible to participate in the Company’s discretionary annual bonus program in an amount to be determined by the board of directors. He is also eligible to participate in any and all group health, disability insurance, life insurance, incentive, savings, retirement, and other benefit plans which are made generally available to similarly-situated employees of the Company. The employment agreement contains customary confidentiality, non-competition and non-solicitation provisions.

Payments To Be Made Upon Termination Of Employment

The employment agreement with Dr. Huang provide that employment will be considered “at will” in nature and, accordingly, either the Company or the employee may terminate employment agreements and employee’s employment at any time and for any reason, with or without cause or prior notice. The employment agreement also provide that if the employee’s employment with the Company is terminated by the Company without “Cause” or by the employee with “Good Reason” (subject to a notice and cure period provided for in the agreement) prior to or upon the second anniversary of the effective date of the employment agreement, the employee will be entitled to receive upon such termination: (i) any accrued but unused vacation pay; (ii) any earned but unpaid annual salary; and (iii) subject to the employee’s execution of a general release of the Company, an amount equal to three months of his then-current annual salary.

Under the terms of the employment agreement, if Dr. Huang’s employment with the Company is terminated by the Company without Cause following the second anniversary of the effective date of the employment agreement, the employee will be entitled to receive upon such termination: (i) any accrued but unused vacation pay; (ii) any earned but unpaid annual salary; and (iii) subject to the employee’s execution of a general release of the Company, an amount equal to three months of his then-current annual salary, plus one additional month of his then-current annual salary for each full year of employment with the Company, up to a maximum of nine additional months above the three-month initial entitlement, which will be paid in twelve substantially equal monthly installments commencing with the first regular payroll of the Company following his execution of the general release.

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

Consultancy Agreement for Robert Dickey IV

On February 2, 2018, Robert Dickey IV resigned as our Chief Financial Officer.  As of the same date, we entered into a consulting agreement with Mr. Dickey for a period of five months to facilitate the transition of duties as Chief Financial Officer.  Compensation paid to Mr. Dickey under the agreement was $26,666 per month.

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

Effective February 2, 2018, we entered into a short-term employment agreement with Jonathan Gold for his interim role as Chief Financial Officer and Executive Director for an initial period through June 30, 2018.  The compensation under the agreement provide a gross salary of $312,000 and maximum bonus opportunity of $150,000 for the initial service period. The agreement was further extended to continue for several month periods on September 28, 2018, December 6, 2018 and March 11, 2019.  After June 30, 2018, the base compensation was set at $50,000 per month and bonus opportunities are set at the discretion of Board of Directors.  The employment agreement was and continues to be short-term in nature and does not contain provisions for severance or similar provisions.  The compensation rate was set taking into account the expected short-term nature of the assignment, limited equity incentives and the lack of severance provisions. A pre-existing consulting service agreement with Mr. Gold was temporarily suspended as of December 31, 2017. Mr. Gold is currently considered an Executive Director on the Company’s Board of Directors.

Non-Executive Directors’ Letters Of Appointment

With the exception of Robert Bertoldi whose services were provided by Amphion Innovations plc as described above, each of our non-executive directors other than Craig Albanese, being Richard Morgan, Charlotta Ginman, Jonathan Gold, Zaki Hosny, Mary Lake Polan and Bruce Williams, entered into a letter of appointment with us on April 1, 2015, pursuant to which they each agreed to act as non-executive directors. Jonathan Gold performed services for us under a consultancy agreement in 2016 and 2017, as described above.  Effective February 2, 2018, Mr. Gold assumed an executive role as Chief Financial Officer.

The non-executive directors initially agreed to act for a period of three years from the date of our admission to AIM (subject to re-election by our shareholders as required by our Articles). Any appointment or can be terminated prior to the end of any three-year period by either party giving one month’s prior written notice of termination to the other. We also have the right to terminate the appointment without notice in certain specified circumstances. At the end of the any three-year appointment term, the parties may agree, by mutual consent, to renew the appointment for a further term.

Effective January 1, 2016, Richard Morgan received a fee of US $107,000 per annum for his participation as our non-executive Chairman and US $6,500 per annum for his participation on the Remuneration Committee. Each of the other non-executive directors, except Jonathan Gold and Robert Bertoldi, receives a fee of US $50,000 per annum for their services as a non-executive director. The Audit Committee chair and member receives US $15,000 and US $7,500, respectively.  The Remuneration Committee chair and member receives US $12,500 and US$ 6,500, respectively.  The Nominating Committee chair and member receives US $10,000 and US $5,000, respectively.  Robert Bertoldi and Richard Morgan resigned from the Board of Directors on July 16, 2018 and March 18, 2019, respectively.

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

B.    Significant Changes.

There have been no significant changes since December 31, 2018, except for the subsequent events described in Note 20 of the Consolidated Financial Statements included in this Annual Report.

Item 9.   The Offer and Listing.

A.    Offer and Listing Details.

Our ordinary shares are currently listed on the AIM Market of the London Stock Exchange, or AIM, under the symbol “MTFB.” Our ADSs and ADS Warrants are listed on The NASDAQ Capital Market under the symbols “MTFB” and “MTFBW,” respectively.

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

C.    Material Contracts.

Potential Royalties and Milestone Payments

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

In addition, pursuant to a Sale and Purchase Agreement with Acino Pharma AG (Acino), we paid Acino $0.5 million in 2018, which was due upon completion of any iclaprim Phase 3 clinical study.

Ongoing Obligations Related to Our Initial Offering in the United States

In connection with our initial offering in the United States in 2016, we agreed to pay to H.C. Wainwright & Co., LLC (“Wainwright”), a cash fee equal to 5% of the gross proceeds from any exercise of the ADS Warrants issued as part of such offering, provided that such fee shall be 2% of gross proceeds in connection with any exercise of the ADS Warrants by Invesco.

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

Any reference in this summary to shareholders are to holders of ADSs or ordinary shares in the Company (but not to holders of Warrants). Any references in this summary to warrant holders are to holders of ADS Warrants. This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.K. tax law. In particular:

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

The Finance Act 2016 included legislation pursuant to which a U.K. resident individual shareholder is not entitled to a tax credit on dividends paid after April 5, 2016 nor taxed on a grossed-up amount of those dividends. Instead, a dividend allowance of £2,000 per tax year (for tax year 2018-2019) will apply regardless of the tax rate band of the individual shareholder. Dividends falling within this allowance will not be subject to income tax. If an individual shareholder receives dividends in excess of this allowance in a tax year, the excess will be taxed at the following rates:

•                  Individual shareholders liable to income tax at no more than the basic rate—7.5% (the “dividend ordinary rate”);

•                  Individual shareholders liable to income tax at the higher rate—32.5% (the “dividend higher rate”); and

•                  Individual shareholders liable to income tax at the additional rate—38.1% (the “dividend additional rate”).

The annual dividend allowance available to individuals will not be available to U.K. resident trustees of a discretionary trust. From April 6, 2016, U.K. resident trustees of a discretionary trust in receipt of dividends are liable to income tax at a rate of 38.1%, which mirrors the dividend additional rate (the first £1,000 is taxed at a reduced rate of 7.5% where the trustees only receive dividend income).

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

Neither U.K. stamp duty nor SDRT should arise on transfers of ordinary shares (including instruments transferring ordinary shares and agreements to transfer ordinary shares) on the basis that the ordinary shares are admitted to trading on AIM, provided the following requirements are (and continue to be) met:

•                  the ordinary shares are admitted to trading on AIM, but are not listed on any market (with the term “listed” being construed in accordance with section 99A of the Finance Act 1986), and this has been certified to Euroclear; and

•                  AIM continues to be accepted as a “recognized growth market” as construed in accordance with section 99A of the Finance Act 1986).

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

Reporting Obligations

Investors who hold ADSs indirectly through a broker or other financial institution should note that such broker or other financial institution may be required to provide certain information (including with regard to the relevant investor’s identity and his or her investment) to a tax authority in the relevant investor’s jurisdiction of residence for the purpose of such information being shared with tax authorities in other relevant jurisdictions, under one or more of the following regimes for the exchange of information:

•                  Sections 1471 to 1474 of the Code and any associated U.S. Treasury Department regulations (or “Foreign Account Tax Compliance Act”, or “FATCA”);

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

U.S. Holders

Distributions

As noted above, the Company does not anticipate making distributions on the ADSs and ordinary shares in the foreseeable future. If the Company does make distributions, any such distributions will be treated as U.S.-source dividends includible in the gross income of a U.S. Holder as ordinary income to the extent of the Company’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. If the amount of a distribution exceeds the Company’s current and accumulated earnings and profits, the distribution will be treated first as a non-taxable return of capital to the extent of a U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares and thereafter as gain from the sale of such shares. Subject to applicable limitations and requirements, dividends received on the ADSs or ordinary shares generally should be eligible for the “dividends received deduction” available to corporate shareholders. A dividend paid by the Company to a non-corporate U.S. Holder generally will be eligible for preferential rates if certain holding period requirements are met.

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

Net Investment Income Tax

U.S. Holders that are individuals or estates or trusts that do not fall into a special class of trusts that are exempt from such tax, will be required to pay an additional 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s “net investment income” generally will include, among other things, dividends and capital gains. Such tax will apply to dividends and to capital gains from the sale or other taxable disposition of the ordinary shares, unless derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). Potential investors should consult with their own tax advisers regarding the application of the net investment income tax to them as a result of their investment in the ADSs or ordinary shares.

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

Foreign Account Tax Compliance Act

Under FATCA, a withholding tax of 30% will be imposed in certain circumstances on payments of dividends on the ADSs or ordinary shares. In the case of payments made to a “foreign financial institution” (such as a bank, a broker, an investment fund or, in certain cases, a holding company), as a beneficial owner or as an intermediary, this tax generally will be imposed, subject to certain exceptions, unless such institution (i) has agreed to (and does) comply with the requirements of an agreement with the United States, or an “FFI Agreement,” or (ii) is required by (and does comply with) applicable foreign law enacted in connection with an intergovernmental agreement between the United States and a foreign jurisdiction, (“IGA”), in either case to, among other things, collect and provide to the U.S. tax authorities or other relevant tax authorities certain information regarding U.S. account holders of such institution and, in either case, such institution provides the withholding agent with a certification as to its FATCA status. In the case of payments made to a foreign entity that is not a financial institution (as a beneficial owner), the tax generally will be imposed, subject to certain exceptions, unless such entity provides the withholding agent with a certification as to its FATCA status and, in certain cases, identifies any “substantial” U.S. owner (generally, any specified U.S. person that directly or indirectly owns more than a specified percentage of such entity). If our ordinary shares are held through a foreign financial institution that has agreed to comply with the requirements of an FFI Agreement or is subject to similar requirements under applicable foreign law enacted in connection with an IGA, such foreign financial institution (or, in certain cases, a person paying amounts to such foreign financial institution) generally will be required, subject to certain exceptions, to withhold tax on payments made to (i) a person (including an individual) that fails to provide any required information or documentation or (ii) a foreign financial institution that has not agreed to comply with the requirements of an FFI Agreement and is not subject to similar requirements under applicable foreign law enacted in connection with an IGA. Each Non-U.S. Holder should consult its own tax advisor regarding the application of FATCA to the ownership and disposition of the ADSs or ordinary shares.

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

The carrying amounts of foreign currency denominated monetary net assets at the reporting date are as follows:

(in thousands)	2018	2017
	US $	US $
Sterling - Cash	491	462

The exchange rate between British Pound and the United States Dollar at December 31, 2018 and 2017 was 1.28 and 1.35, respectively. At December 31, 2018, a change in foreign currency exchange rates is not expected to have a significant impact on the profit or losses of the Group.  At December 31, 2018, a change in foreign currency exchange rates is not expected to have a significant impact on the profit or losses of the Group.

Interest rate risk

The Group’s exposure to interest rate risk is limited to interest earned on the cash and cash equivalent balance of $12.3 million and its financing exposures on the Hercules loan, which had an initial interest rate of 10% at a margin above the U.S. prime rate. A change in interest rates is not expected to have a significant impact on the profit or losses of the Group.

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

Item 12.  Description of Securities Other than Equity Securities.

A.            Debt Securities.

Not applicable.

B.            Warrants and Rights.

Not applicable.

C.            Other Securities.

Not applicable.

D.            American Depositary Shares.

The Bank of New York Mellon, as depositary under the deposit agreement, may collect fees for, among other things, the delivery and surrender of ADSs directly from investors, or from intermediaries acting for them, deposition ordinary shares or surrendering ADSs for the purpose of withdrawal.

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). As of December 31, 2018, our management assessed the effectiveness of our internal control over financial reporting. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control — Integrated Framework (2013). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. In connection with this assessment, we identified the following material weaknesses in internal control over financial reporting as of December 31, 2018.

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

These control deficiencies resulted in the misclassification of derivative liabilities in the statement of financial position. In addition, these control deficiencies resulted in immaterial audit adjustments to increase our trade and other payables as of December 31, 2016.  In addition, these control deficiencies resulted in an audit adjustment to our volatility percentage used to remeasure our warrant liability at December 31, 2018. Although these control deficiencies did not impact our cash flow for the year ending December 31, 2018 and did not result in any adjustment as of December 31, 2017, a material misstatement to the annual or interim consolidated financial statements may not be prevented or detected until the control deficiencies are remediated. Accordingly, our management has determined that these control deficiencies constitute material weaknesses.

Based on its assessment, our management has concluded that our internal control over financial reporting was not effective as of December 31, 2018.

Management’s Remediation Initiatives

In an effort to remediate the identified material weaknesses and to enhance our overall control environment, we are planning on making substantial changes in our internal control over financial reporting in the ensuing periods.  We are a small publicly-traded entity that has had limited resources to build out our finance and accounting functions.

We have initiated the following actions:

•                  In September 2017, we hired a Corporate Controller with considerable financial management and reporting experience at biopharmaceutical companies, including public companies listed on the NASDAQ Capital Market.

•                  In September 2018, we hired an Accounting Manager with considerable experience in financial roles in biopharmaceutical companies, including smaller organizations.

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

Changes in Internal Control Over Financial Reporting

No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the fiscal year ended December 31, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 15T.  Controls and Procedures.

Not applicable.

Item 16.  Reserved.

Item 16A.                 Audit Committees Financial Expert.

Our board of directors has determined that Ms. Ginman, Dr. Albanese and Mr. Williams are independent under Rule 10A-3 of the Exchange Act and the applicable listing requirements of NASDAQ. Each member of our audit committee satisfies the other listing requirements of NASDAQ for audit committee membership. In accordance with our NASDAQ listing, our audit committee members must each be independent under Rule 10A-3 of the Exchange Act. However, as a foreign private issuer, our audit committee members are not subject to the additional independence requirements imposed by NASDAQ. We intend to rely on the phase in rules of the Exchange Act with respect to the independence of our audit committee. All members of our Audit Committee are independent.  In addition, our board of directors has also determined that Charlotta Ginman qualifies as an “audit committee financial expert,” as such term is defined by the SEC, and that Ms. Ginman has the requisite level of financial sophistication required by the continued listing standards of NASDAQ.

Item 16B.                 Code of Business Conduct and Ethics.

We have adopted a Code of Business Conduct and Ethics, or the Code of Conduct, that is applicable to all of our employees, executive officers and directors. A copy of the Code of Conduct is available on our website at www.motifbio.com.

Item 16C.                                         Principal Accountant Fees and Services.

Our financial statements have been prepared in accordance with IFRS and in conformity with IFRS as adopted by the European Union.  PricewaterhouseCoopers LLP has served as our independent registered public accounting firm for the fiscal years ended December 31, 2018 and 2017. PricewaterhouseCoopers LLP was engaged to act as our independent public accounting firm in February 2017. Following the initial offering in the US, it was decided that PricewaterhouseCoopers LLP (United States) would thereby become our Principal Auditor as set forth in the audit standard guidance of the Public Company Accounting Oversight Board

(PCAOB). PricewaterhouseCoopers LLP (United Kingdom) remains the auditor under International Standards on Auditing (ISA) for purposes of the group statutory IFRS statements issued for AIM and UK regulatory purposes.

The following table shows the aggregate fees for services rendered by PricewaterhouseCoopers LLP to us, including our subsidiary, in fiscal years ended December 31, 2018 and 2017.

	Year Ended December 31,
(in thousands)	2018	2017
	US $	US $
Audit Fees	435	526
Audit-Related Fees	—	—
Tax Fees	—	—
Other Fees	2	—
Total	437	526

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
2.3

Form of Warrant Agent Agreement, between Motif Bio plc and The Bank of New York Mellon, as warrant agent; incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).

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

4.7	Motif Bio plc Share Option Plan; incorporated by reference to Exhibit 10.8 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).
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

4.13†

Agreement and Plan of Merger, dated as of December 31, 2014, by and among Nuprim, Inc., Nuprim Shareholders, Motif BioSciences Inc. and R. Michael Floyd as Nuprim Shareholders’ Representative; incorporated by reference to Exhibit 2.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).

4.14	Underwriting Agreement, dated as of November 17, 2016, by and between Motif Bio plc and H.C. Wainwright & Co., LLC.; incorporated by reference to (SEC File No. 001-37847).
4.15

Agreement and Plan of Merger for the Acquisition of Motif, Inc., dated March 27, 2015, by and among Motif BioSciences, Inc., Motif Bio plc, Motif Acquisition Sub Inc. and Stephen Austin; incorporated by reference to Exhibit 2.3 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).

4.16

Employment Agreement, effective January 16, 2017, by and between Motif BioSciences Inc. and Robert Dickey IV; incorporated by reference to Exhibit 4.17 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-37847).

4.17

Independent Contractor Agreement, effective January 1, 2017, by and between Motif BioSciences Inc. and Jonathan E. Gold.; incorporated by reference to Exhibit 4.20 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-37847)

4.18

Loan and Security Agreement, dated November 14, 2017, by and among Motif BioSciences Inc., the several banks and other financial institutions or entities from time to time parties thereto and Hercules Capital, Inc.; incorporated by reference to Exhibit 4.21 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-37847).

4.19

Warrant Agreement, dated November 14, 2017, between Motif Bio Plc and Hercules Capital, Inc.; incorporated by reference to Exhibit 4.22 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-37847).

4.20

Registration Agreement, dated November 14, 2017, between Motif Bio Plc and Hercules Capital, Inc.; incorporated by reference to Exhibit 4.23 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-37847).

4.21

Stock Pledge Agreement, dated November 14, 2017, between Motif Bio Plc and Hercules Capital, Inc.; incorporated by reference to Exhibit 4.24 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-37847).

4.22

Consulting Agreement, effective February 2, 2018, by and between Motif BioSciences Inc. and Robert Dickey IV; incorporated by reference to Exhibit 4.25 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-37847).

4.23

Confidential Separation Agreement and Release, effective February 2, 2018, by and between Motif BioSciences Inc. and Robert Dickey IV; incorporated by reference to Exhibit 4.26 to the Registrant’s Annual Report on Form 20-F (SEC File No. 001-37847).

4.24

Second Amendment to Loan and Security Agreement, effective February 17, 2019 by and among Motif BioSciences Inc., the several banks and other financial institutions or entities from time to time parties thereto and Hercules Capital, Inc.; incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K filed on February 18, 2019 (SEC File No. 001-37847).

4.25

Third Amendment to Loan and Security Agreement, effective March 22, 2019 by and among Motif BioSciences Inc., the several banks and other financial institutions or entities from time to time parties thereto and Hercules Capital, Inc.; incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K filed on March 26, 2019 (SEC File No. 001-37847).

8.1	List of subsidiaries; incorporated by reference to Exhibit 21.1 to the Registrant’s Registration Statement on Form F-1 (SEC File No. 333-212491).
12.1	Certificate of Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
12.2	Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.
13.1	Certificate of Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
13.2	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of PricewaterhouseCoopers LLP (United States).
15.2	Consent of BAL Pharma Consulting, LLC.
15.3	Consent of JMI Laboratories.
15.4	Consent of IHMA Europe Sarl.
101.INS**	XBRL Instance Document.
101.SCH**	XBRL Taxonomy Extension Schema Document
101.CAL**	XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB**	XBRL Taxonomy Extension Label Linkbase Database.
101.PRE**	XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF**	XBRL Taxonomy Extension Definition Linkbase Document

†Certain schedules, exhibits and annexes have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company will furnish supplemental copies of any omitted schedule, exhibit or annex to the Commission upon request.

** Attached as Exhibit 101 to this report are the following formatted in XBRL (Extensible Business Reporting Language):

(i) Consolidated Statement of Financial Position at December 31, 2018 and 2017, (ii) Consolidated Statements of Comprehensive Loss for the years ended December 31, 2018, 2017 and 2015 (iii) Consolidated Statements of Changes Equity for the years ended December 31, 2018, 2017 and 2016 (iv) Consolidated Statements of Cash Flows for the years ended December 31, 2018, 2017 and 2016 and (v) Notes to Consolidated Financial Statements.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

MOTIF BIO PLC

/s/ Dr. Graham Lumsden
By:	Dr. Graham Lumsden BVM&S, MRCVS
Title:	Chief Executive Officer
(Principal Executive Officer)

Date: April 15, 2019

Motif Bio plc

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Motif Bio plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Motif Bio plc and its subsidiary (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive loss, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and International Financial Reporting Standards as adopted by the European Union.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and negative cash flows as a result of the continuing operations and commercial preparatory activities and will require additional financing. These circumstances raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.

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

/s/ PricewaterhouseCoopers LLP

Florham Park, New Jersey

April 15, 2019

We have served as the Company’s auditor since 2017.

Motif Bio plc

Consolidated statements of comprehensive loss
For the years ended December 31, 2018, 2017 and 2016

(in thousands, except share and per share data)

		Year	Year	Year
		ended	ended	ended
		December 31, 2018	December 31, 2017	December 31, 2016
	Note	US $	US $	US $

Continuing operations

General and administrative expenses	4	(7,635)	(8,542)	(4,912)

Research and development expenses	4	(10,988)	(29,475)	(34,795)

Gains on settlement of contract disputes	4	—	—	83

Operating loss		(18,623)	(38,017)	(39,624)

Interest income	4	113	134	70

Interest expense	4	(2,160)	(275)	(383)

Net foreign exchange gains (losses)		40	(238)	(251)

Gain (loss) from revaluation of derivative liabilities	14	6,654	(6,392)	(136)

Loss before income taxes		(13,976)	(44,788)	(40,324)

Income tax expense	7	(9)	(22)	—

Net loss for the year		(13,985)	(44,810)	(40,324)

Total comprehensive loss for the year		(13,985)	(44,810)	(40,324)

Net loss per share	8
Basic		(0.05)	(0.19)	(0.35)
Diluted		(0.07)	(0.19)	(0.35)
Weighted average number of ordinary shares
Basic		284,530,534	231,530,091	116,558,191
Diluted		287,131,688	231,530,091	116,558,191

The notes are an integral part of these consolidated financial statements.

Motif Bio plc

Consolidated statements of financial position
As at December 31, 2018 and 2017

(in thousands)

		December 31, 2018	December 31, 2017
	Note	US $	US $

ASSETS
Non-current assets
Intangible assets	9	6,196	6,196
Other non-current assets		18	23
Total non-current assets		6,214	6,219

Current assets
Prepaid expenses and other receivables	10	231	318
Cash and cash equivalents	11	12,279	22,651
Total current assets		12,510	22,969

Total assets		18,724	29,188

LIABILITIES
Non-current liabilities
Term loan, net of current portion	13	10,131	14,057
Other non-current liabilities	13	196	23
Total non-current liabilities		10,327	14,080

Current liabilities
Trade payables and accrued liabilities	12	7,207	10,890
Term loan, current portion	13	4,327	—
Payable on completion of clinical trial	9	—	500
Derivative liabilities	14	5,789	12,626
Total current liabilities		17,323	24,016

Total liabilities		27,650	38,096

Net assets (liabilities)		(8,926)	(8,908)

EQUITY
Share capital	16	4,032	3,589
Share premium		93,456	80,873
Group reorganization reserve		9,938	9,938
Accumulated deficit		(116,352)	(103,308)

Total deficit		(8,926)	(8,908)

The notes are an integral part of these consolidated financial statements.

The financial statements were approved by the Board of Directors and authorized for issue on April 15, 2019.  They were signed on its behalf by:

Director

Bruce Williams

Motif Bio plc

Consolidated statements of changes in equity

For the years ended December 31, 2018, 2017 and 2016

(in thousands)

				Group
		Share	Share	reorganization	Accumulated
		capital	premium	reserve	deficit	Total
	Note	US $	US $	US $	US $	US $

Balance at January 1, 2016		1,645	38,535	9,938	(20,395)	29,723

Loss for the year		—	—	—	(40,324)	(40,324)
Total comprehensive loss for the year		—	—	—	(40,324)	(40,324)
Issue of share capital	16	898	18,701	—	—	19,599
Cost of issuance	16	—	(3,370)	—	—	(3,370)
Conversion of promissory notes	16	178	3,373	—	—	3,551
Exercise of share options and warrants	16	7	110	—	—	117
Share-based payments	15	—	—	—	513	513

Balance at December 31, 2016		2,728	57,349	9,938	(60,206)	9,809

Loss for the year		—	—	—	(44,810)	(44,810)
Total comprehensive loss for the year		—		—	(44,810)	(44,810)
Issue of share capital	16	847	24,570	—	—	25,417
Cost of issuance	16	—	(1,735)	—	—	(1,735)
Exercise of share options and warrants	16	14	689	—	—	703
Share-based payments	15	—	—	—	1,708	1,708

Balance at December 31, 2017		3,589	80,873	9,938	(103,308)	(8,908)

Loss for the year		—	—	—	(13,985)	(13,985)
Total comprehensive loss for the year		—		—	(13,985)	(13,985)
Issue of share capital	16	433	12,989	—	—	13,422
Cost of issuance	16	—	(749)	—	—	(749)
Exercise of share options and warrants	16	10	343	—	—	353
Share-based payments	15	—	—	—	941	941

Balance at December 31, 2018		4,032	93,456	9,938	(116,352)	(8,926)

The notes are an integral part of these consolidated financial statements.

Motif Bio plc

Consolidated statements of cash flows

For the years ended December 31, 2018, 2017 and 2016

(in thousands)

		Year ended	Year ended	Year ended
		December 31, 2018	December 31, 2017	December 31, 2016
	Note	US $	US $	US $

Operating activities

Operating loss for the year		(18,623)	(38,017)	(39,624)
Adjustments to reconcile net loss to net cash used in activities:

Share-based payments	15	941	1,708	513
Warrant issued for services performed	14	—	110	—
Gain on settlement of contract disputes	4	—	—	(83)
Interest received	4	97	134	70
Changes in operating assets and liabilities:
Prepaid expenses and other receivables		91	60	(233)
Trade payables and accrued liabilities		(3,952)	(1,431)	11,415

Net cash used in operating activities		(21,446)	(37,436)	(27,942)

Financing activities

Proceeds from issuance of term loan	13	—	15,000	—
Costs of issuance of term loan	13	—	(576)	—
Proceeds from issue of share capital	16	13,422	25,417	24,996
Costs of issuance of share capital	16	(749)	(1,734)	(3,370)
Proceeds from exercise of warrants and options	16	145	419	117
Interest paid	4	(1,585)	(71)	(315)

Net cash provided by financing activities		11,233	38,455	21,428

Net change in cash		(10,213)	1,019	(6,514)
Cash, beginning of the year		22,651	21,830	28,595
Effect of foreign exchange rate changes		(159)	(198)	(251)

Cash, end of the year		12,279	22,651	21,830

Non-cash financing activity
Conversion of notes payable to ordinary shares		—	—	3,551
Fair value of warrants issued in conjunction with issuance of share capital		—	—	5,662
Fair value of warrants issued in conjunction with issuance of term loan		—	420	—

The notes are an integral part of these consolidated financial statements.

Motif Bio plc

Notes to the Consolidated Financial Statements

1. General information

Motif Bio plc is a biopharmaceutical company focused on the development and commercialization of novel antibiotics that are designed to be effective against serious and life-threatening infections caused by multi-drug resistant bacteria.

Motif Bio Limited (“the Company”) was incorporated in England and Wales on November 20, 2014 with company registration number 09320890.  The Company’s registered office is at: 201 Temple Chambers, 3-7 Temple Avenue, London EC4Y 0DT, U.K.  On April 1, 2015, the Company was re-registered as a public company limited by shares and changed its name to Motif Bio plc.  Motif BioSciences Inc. was incorporated in the US State of Delaware on December 2, 2003 and has its registered office at 251 Little Falls Drive, Wilmington, Delaware, 19808.  On April 1, 2015, Motif BioSciences Inc. became a wholly owned subsidiary of the Company by way of a group reorganization by plan of merger.  The principal place of business is 5 Independence Way, Suite 300, Princeton, NJ 08540, USA. The Company’s country of domicile is the U.K.

The consolidated financial statements include the accounts of Motif Bio plc and its wholly owned subsidiary, Motif BioSciences Inc. (“the Group”).

The financial statements were approved by the Board of Directors on April 15, 2019.

Going concern

As of December 31, 2018, the Group had $12.3 million in cash, of which $0.6 million was held by the parent organization Motif Bio plc (or the Company). The Group also had $15 million drawn under its loan facility with Hercules Capital Inc. (‘Hercules’) as of December 31, 2018. Net cash used in operating activities was $21.4 million for the year ended December 31, 2018.  Net loss for the year ended December 31, 2018 was $14.0 million.  The Group expects to incur losses for the next several years as it continues to advance its product candidate iclaprim through regulatory approval in the United States and Europe, while continuing to support ongoing business operations and commercial preparatory activities. The Group is unable to predict the extent of any future losses or when the Group will become profitable, if at all.

In February 2019, the Group received a Complete Response Letter from the U.S. Food & Drug Administration notifying Motif that the New Drug Application for iclaprim could not be approved as submitted. The FDA has asked for additional data to assess the potential for liver toxicity and the Company has a confirmed a Type A meeting with the FDA on May 3, 2019 to discuss the concerns noted in the CRL.

After receiving the CRL from the FDA, Motif entered into discussions, and amended its loan agreement with Hercules, making early repayments amounting to $7.5 million and extended an interest only payment period through to June 2019, as further described in Note 13 to the financial statements. Furthermore, in March 2019, Motif successfully raised $3.3 million in net proceeds from an equity offering.  Following the aforementioned early debt repayment and receipt of the net proceeds from the equity raise, the Group’s cash resources are expected to be sufficient to fund the business through June 2019. The Group continues to evaluate the options for iclaprim and future funding through June 2019 and beyond when the formal minutes of its Type A meeting with FDA are expected to be published. Minutes are generally provided within 30 days of the meeting. The Group will require additional funds to meet all obligations and, assuming a viable route to approval, to resubmit the NDA and reach a new target decision date. There can be no certainty that the results from the Type A meeting will be positive, or that additional funding will be available to the Group and Company, and therefore the Group and Company may not be able to satisfy all obligations that may exist at the end of June 2019.

At the date when these financial statements were approved, the Group’s believes that the matters identified by the FDA as communicated in its CRL are addressable and that routes to raise funds are available. To the extent that the Group and Company raise additional funds by issuing equity securities, its existing stockholders may experience significant dilution. Any debt financing, if available, may involve restrictive covenants that impact the Group’s and Company’s ability to conduct business and achieve its objectives. If the Group and Company are unable to raise additional capital when required and/or on acceptable terms, the Group and Company may have to (i) significantly delay, scale back or discontinue the development and/or commercialisation of one or more product candidates; (ii) seek collaborators for product candidates at an earlier stage than otherwise would be desirable and on terms that are less favorable than might otherwise be available; or (iii) relinquish or otherwise dispose of rights to technologies, product candidates or products on unfavorable terms that the Group and Company would otherwise seek to develop or commercialize itself.

As a result, these financial statements have been prepared under the assumption that the Group and Company will continue as a going concern.  However, due to the Group’s and Company’s recurring and expected continuing operating losses, as well as significant outstanding payables and accrued expenses, the Directors have concluded there is a material uncertainty which may cast significant doubt on the Group’s and Company’s ability to continue as a going concern for at least one year from the date of issuance of these financial statements. The financial statements do not include any adjustments that might result from this uncertainty.

Significant events

Subsequent to December 31, 2018, the Group announced on February 14, 2019 the receipt of a Complete Response Letter (CRL) from the U.S. Food & Drug Administration (FDA) regarding the New Drug Application (NDA) for iclaprim for the treatment of acute bacterial skin and skin structure infections. The CRL states that the FDA cannot approve the NDA in its present form and indicates that additional data are needed to further evaluate the risk for liver toxicity before the NDA may be approved. The Group is evaluating and taking action on potential options to address the deficiencies. The Group is scheduled to meet with the FDA on May 3, 2019.

On March 25, 2019, the Group placed 45,000,000 new ordinary shares at £0.06 per share and received $3.3 million of net proceeds.

On May 17, 2018, the Group placed 32,258,064 new ordinary shares at £0.31 per share and received $12.7 million of net proceeds.

On January 19, 2018, the Group filed a “universal” shelf registration statement on Form F-3 with the SEC, which was declared effective by the SEC on January 31, 2018. The shelf registration, which can remain effective for up to three years, will allow the Company to offer, issue and sell, in one or more offerings at any time (as long as the shelf registration statement remains effective), up to an aggregate of $80 million of ordinary shares, including ADSs, where each ADS represents 20 ordinary shares), preference shares, warrants, subscription rights, debt securities and a combination of such securities, separately or as units. The Group has not issued any securities under this shelf registration.

On November 15, 2017, the Group entered into a credit agreement (the “Hercules Loan Agreement”) with Hercules Capital, Inc. (“Hercules”). Pursuant to the credit agreement, Hercules agreed to loan the Group up to $20.0 million in two tranches. The first tranche of $15.0 million was drawn down at closing. The milestones for the second tranche of $5.0 million were not achieved and that capital is no longer available to the Group. The terms include an initial interest-only period of 15 months; a 30-month capital and interest repayment period thereafter; an initial interest rate of 10% tied to a margin above the U.S. prime rate and customary security over all assets of the Group, except for intellectual property where there is a negative pledge. Under the Hercules Loan Agreement, the Group issued Hercules a warrant to purchase up to 73,452 of its American Depositary Shares (ADSs) at an exercise price of $9.53 per ADS, representing 3.5% warrant coverage of the total loan facility. Hercules also has the right, in its discretion, to participate in any subsequent financing, such as an equity offering, in an amount up to $1 million. Subsequent to December 31, 2018, the Group announced that it amended the Hercules Loan Agreement, effective February 17, 2019. Pursuant to the amendment, the Group made an early repayment of $7 million is required to make an additional repayment of $0.5 million on the earlier of 90 days May 18, 2019, or receipt of funds from an equity raise of $2 million or greater. The amendment provides for a three-month interest-only period on the remaining loan balance for the period from March 2019 to May 2019 and the waiver of any prepayment charges for the remaining term of the loan.  On March 22, 2019, we entered into another amendment agreement that provided for one additional month of the interest only period for the month of June 2019.  In addition, Hercules Capital, Inc. provided the Group a letter stating that the receipt and aging of invoices relating to a validation campaign of iclaprim mesylate from a third-party vendor are excluded from the determination of compliance with covenants under the Hercules Loan Agreement, as amended.

On June 23, 2017, the Group placed 66,666,667 new ordinary shares at £0.30 per share and received $23.7 million of net proceeds.

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

In December 2016, the Group issued 14,510,770 new ordinary shares following the conversion of convertible promissory notes by Amphion Innovations plc and Amphion Innovations US Inc.  The notes totaled US $3.6 million and were converted in accordance with their terms at US $0.2447 per share.

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

a.  New and amended standards effective from January 1, 2018

IFRS 2, Share-based Payments (as amended) was adopted with an effective date of January 1, 2018. IFRS 2 related to the classification and measurement of share-based payment transactions. The amendments are intended to eliminate diversity in practice regarding (i) accounting for cash-settled share-based payment transactions that include a performance condition, (ii) share-based payments in which the manner of settlement is contingent on future events, (iii) share-based payments settled net of tax withholdings, and (iv) modification of share-based payment transactions from cash-settled to equity-settled. The adoption of this guidance did not have a material impact on the Group’s 2018 consolidated financial statements and any future impact would be primarily dependent on future modifications to share-base payment awards, if any.

IFRS 9, Financial Instruments (as revised in 2014) was adopted with an effective date of January 1, 2018. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, a new expected credit loss model for calculating impairment on financial assets, and new general hedge accounting requirements.  The adoption of this guidance did not have an impact on the Group’s 2018 consolidated financial statements and any future impact would be primarily dependent on future financial instrument transactions, if any.

IFRS 15, Revenue from Contracts with Customers was adopted with an effective date of January 1, 2018.  IFRS 15 establishes a comprehensive guideline for determining when to recognize revenue and how much revenue to recognize. The Group currently has no revenues.  However, all applicable revenues generated by the Group prospectively will be accounted for in accordance with IFRS 15, or, where applicable, other relevant guidance.

On January 1, 2017, the Group adopted amendments to IAS 7, Disclosure Initiative. The amendments require disclosures that enable users of financial statements to evaluate changes in liabilities arising from financing activities, including both changes arising from cash flow and non-cash changes.  The Group believes that the disclosures contained herein adequately satisfy this requirement.

There are no other new standards and amendments that have been applied from January 1, 2018, which have had an impact on the Group’s financial statements.

New standards and interpretations effective after 2018

Certain new accounting standards and interpretations have been published that are not mandatory for the reporting periods covered by these consolidated financial statements and have not been early adopted by the Group.

The new standards potentially relevant to the Group are discussed below.

IFRS 16, Leases — Effective date — January 1, 2019 — IFRS 16 will replace IAS 17.  It will eliminate the distinction between classification of leases as finance or operating leases for lessees.  As of the issuance date of this Annual Report, the adoption of IFRS 16 did not have a significant impact on the Group’s net results or net assets and any future impact would be primarily dependent on future leasing transactions, if any.

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

The chief operating decision-maker has determined that Motif has one operating segment to support its strategy for the development and commercialization of pharmaceutical formulations. The Group maintains a presence and has some activities in the U.K.; however, the finance and most other management functions take place in the U.S.

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

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at year-end exchange rates are generally recognized in comprehensive loss. They are deferred in equity if they relate to qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses are presented in the statement of comprehensive loss on a net basis within other income or other expenses.

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

Trade payables and accrued liabilities

Trade payables and accrued liabilities are obligations to pay for goods or services that have been acquired in the ordinary course of business from or rendered by suppliers. All are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade payables and accrued liabilities are initially measured at fair value, and, where applicable, are subsequently measured at amortized cost, using the effective interest rate method.

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

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The resulting gain or loss is recognized in the consolidated statement of comprehensive loss, as the Group currently does not apply hedge accounting.

Impairment of financial assets

From January 1, 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk.  An expected credit losses model replaces the incurred loss impairment model used in IAS 39.   The accounting policy applied under IAS 39 in previous accounting periods is described below.

The Group assessed at the end of each reporting period whether there was objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

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

For loans and receivables category, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated statement of comprehensive loss. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated statement of comprehensive loss.

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

Interest income and interest payable are recognized in the consolidated statement of comprehensive loss as they accrue, using the effective interest method.

l.   Taxation

Tax on the profit or loss for the year comprises current and deferred tax. Tax is recognized in the consolidated statement of comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

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

m.   Earnings per share

The Company presents basic and diluted earnings per share (EPS) data for its shares.  Basic EPS is calculated by dividing the profit or loss attributable to shares of the Company by the weighted average number of shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to shareholders and the weighted average number of shares outstanding for the effects of all dilutive potential shares, which comprise share options and warrants granted to employees and non-employees. Refer to Note 8 for calculation of EPS for all periods presented.

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

The credit risk on liquid funds is limited because cash balances are held with bank and financial institutions with credit-ratings assigned by international credit-rating agencies. All deposits are held with banks that have a minimum S&P rating of A or A-3 for short term deposits.

At December 31, 2018, no current asset receivables were aged over three months.  No receivables were impaired.

b.   Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they become due. The principal risk to which the Group is exposed is liquidity risk. See discussion in Note 1 as it relates to the Group’s ability to continue as a going concern.

The Group has financed its operations to date using cash raised through the issuance of debt and equity. The Directors acknowledge that uncertainty remains over the ability of the Group to have the resources to fully support advancing iclaprim through regulatory approval and commercialization in the United States and Europe. To fund these activities and maintain business operations, the Group will need additional funding which may come through public markets, private financing, and/or partnering opportunities.

The Group is heavily dependent on the public markets both in the United States and United Kingdom.  A downturn in the public markets, especially for biotech companies, may make it difficult for the Group to obtain sufficient funds on acceptable terms.  A delay obtaining additional funding could have a negative impact on the Group’s prospects for the commercialization of iclaprim.

In the event that the Group does not have adequate capital to maintain or develop its business, additional capital may not be available to the Group on a timely basis, on favorable terms, or at all, which could have a material negative impact on the Group’s business and results of operations.

Contractual maturities of financial liabilities:

		Between 1	Between 2
(in thousands)	< 1 year	and 2 years	and 5 years	Over 5 years
At December 31, 2018	US $	US $	US $	US $	Total
Trade payables and accrued liabilities	7,207	—	—	—	7,207
Derivative liabilities	—	—	5,789	—	5,789
Term Loan and other non-current (Note 13)	4,655	5,642	5,133	—	15,430
	11,862	5,642	10,922	—	28,426

		Between 1	Between 2
(in thousands)	< 1 year	and 2 years	and 5 years	Over 5 years
At December 31, 2017	US $	US $	US $	US $	Total
Trade payables and accrued liabilities	10,890	—	—	—	10,890
Payable on completion of clinical trial	500	—	—	—	500
Derivative liabilities	—	—	12,626	—	12,626
Term Loan and other non-current (Note 13)	—	4,700	10,730	—	15,430
	11,390	4,700	23,356	—	39,446

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

The carrying amounts of foreign currency denominated monetary net assets at the reporting date are as follows:

	December 31, 2018	December 31, 2017
(in thousands)	US $	US $
Sterling - Cash	491	462

The exchange rate between British Pound and the United States Dollar at December 31, 2018 and 2017 was 1.28 and 1.35, respectively. At December 31, 2018, a change in foreign currency exchange rates is not expected to have a significant impact on the profit or losses of the Group.

Interest rate risk

The Group’s exposure to interest rate risk is limited to interest earned on the cash and cash equivalent balance of $12.3 million and its financing exposures on the Hercules loan, which had an initial interest rate of 10% tied to a margin above the U.S. prime rate. The interest rate at December 31, 2018 was 11%. A change in interest rates is not expected to have a significant impact on the profit or losses of the Group.

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

4.    Other income and expense items

This note provides a breakdown of the items included in other income, finance income, and costs and an analysis of expenses by nature for the years ended December 31, 2018, 2017 and 2016.

a.  Other income

	Year ended Dec 31, 2018	Year ended Dec 31, 2017	Year ended Dec 31, 2016
(in thousands)	US $	US $	US $
Gains on settlement of contract disputes	—	—	83

The gain on settlement of contract disputes for the year ended December 31, 2016 relates to a write off of a payable due to a consultant as a result of a settlement with him. This amount was written off in a settlement agreement.

b.  Breakdown of expenses by nature

	Year ended Dec 31, 2018	Year ended Dec 31, 2017	Year ended Dec 31, 2016
(in thousands)	US $	US $	US $
General and administrative expenses
Employee compensation, benefits and share-based payments	3,062	2,779	1,445
Director, legal and professional fees	2,405	3,491	2,496
Investor and public relations advisory fees	1,180	1,283	648
Other expenses	988	989	323
	7,635	8,542	4,912

(in thousands)
Research and development costs
Employee benefits expenses, including share-based payments	1,153	1,469	678
Contract research organization expenses	—	22,066	30,446

Chemistry and manufacturing development and other non-clinical development	3,444	2,933	2,146
Other research and development costs (1)	6,391	3,007	1,525
	10,988	29,475	34,795

(1)         Other research and development costs incurred during 2018 were primarily comprised of regulatory and related preparatory activities for the iclaprim product candidate.

(in thousands)	2018	2017	2016
Auditors’ Remuneration	US $	US $	US $
Audit Fees	435	526	871
Audit-Related Fees	—	—	—
Tax Fees	—	—	—
Other Fees	2	—	—
Total	437	526	871

c.  Finance income and costs

	Year ended Dec 31, 2018	Year ended Dec 31, 2017	Year ended Dec 31, 2016
(in thousands)	US $	US $	US $
Finance income
Interest from financial assets	113	134	70
	113	134	70

(in thousands)
Finance costs
Interest expense	(1,585)	(200)	(383)
Accretion of end of term payment	(174)	(22)	—
Amortization of deferred financing costs	(401)	(53)	—
	(2,160)	(275)	(383)
Net finance costs	(2,047)	(141)	(313)

5.  Employee numbers and costs

The monthly average number of persons employed by the Group (including Executive Directors but excluding Non-executive Directors) and key management personnel during the year, analyzed by category, was as follows:

	Year ended Dec 31, 2018	Year ended Dec 31, 2017	Year ended Dec 31, 2016
Executive Directors	2	1	2
Key management personnel	5	7	4
Total	7	8	6

The aggregate payroll costs of Executive Directors and key management personnel were as follows:

	Year ended Dec 31, 2018	Year ended Dec 31, 2017	Year ended Dec 31, 2016
(in thousands)	US $	US $	US $
Short term benefits:
Wages and salaries	3,040	2,288	1,528
Social security and other employer costs	234	252	67
Share based payments(1)	941	1,120	120
	4,215	3,660	1,715

(1) The total share based payments does not reflect the out-of-period adjustment recorded in 2017 (Note 15).

6.   Directors’ remuneration

	Salaries		Social	2018	2017	2016
	and fees	Bonuses	Security	Total	Total	Total
	US $	US $	US $	US $ (2)	US $	US $
Executive
Graham Lumsden(1)(7)	446,250	264,000	16,389	726,639	567,999	488,510
Jonathan Gold (2)	612,500	250,000	19,017	881,517	194,004	114,094
Non-executive
Robert Bertoldi(3)(7)	125,000	—	9,563	134,563	134,563	137,783
Richard Morgan(4)	113,500	—	—	113,500	113,500	177,725
Charlotta Ginman(5)	69,680	—	—	69,680	67,279	57,475
Zaki Hosny	62,500	—	—	62,500	63,000	57,475
Mary Lake Polan	60,000	—	—	60,000	60,000	54,094
John Stakes(6)	—	—	—	—	—	30,869
Bruce Williams(4)	64,000	—	—	64,000	64,000	54,094
Craig T. Albanese	57,500	—	—	57,500	38,333	—
Total	1,610,930	514,000	44,969	2,169,899	1,302,678	1,172,119

(1)         Dr. Lumsden’s incentive bonus listed above includes the receipt of $50,000 in 2018 for achieving the operational milestones related to a supplemental bonus granted in the previous year.

(2)         The compensation listed above is for Mr. Gold’s services as Chief Financial Officer and Executive Director.   Mr. Gold assumed the executive role of Chief Financial Officer on February 2, 2017.

(3)         Effective July 16, 2018, Mr. Bertoldi resigned from the Board of Directors. Mr. Bertoldi continued to provide consultancy services under the terms of the consultancy agreement with Amphion Innovation plc until December 31, 2018.  The compensation listed above represents consideration paid to Mr. Bertoldi during the entire year.

(4)         Effective March 18, 2019, Richard Morgan resigned from the Board of Directors.  In addition, Bruce Williams was appointed interim Chairman.

(5)         Ms. Ginman’s compensation for 2018 was £52,195 or US$69,680 based on an average exchange rate of 1.335 for the period.

(6)         Mr. Stakes resigned from the Board of Directors effective July 1, 2016.

(7)         The compensation for Dr. Lumsden, Mr. Gold and Mr. Bertoldi exclude $8,100, $8,100 and $3,750 in employer provided 401k pension during 2018.

The Directors’ remuneration included in the table above represents the amount paid and/or awarded to each director during the years ending December 31, 2018, 2017 and 2016. The highest paid director’s aggregate emolument was $881,517 for the year ending December 31, 2018.  No director exercised share options during the year ending December 31, 2018.

Directors of the Company have been awarded rights to subscribe for shares in the Group as set out below.

				Exercise
	January 1,		December 31,	price	Grant	Expiry
	2018	Granted	2018	US $	date	date

Richard Morgan	73,215	—	73,215	$0.70	Jan 1, 2010	Jan 1, 2020
	6,179	—	6,179	$0.70	Jan 1, 2011	Jan 1, 2021
	502,950	—	502,950	0.14	Dec 4, 2014	Dec 4, 2024
	582,344	—	582,344

Craig T. Albanese	100,000	—	100,000	$0.44	May 4, 2017	May 4, 2027
	100,000	—	100,000

Robert Bertoldi	53,887	—	53,887	$0.70	Jan 1, 2010	Jan 1, 2020
	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	305,362	—	305,362

Charlotta Ginman	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	251,475	—	251,475

Jonathan Gold	73,502	—	73,502	$0.70	Jan 1, 2010	Jan 1, 2020
	5,964	—	5,964	$0.70	Jan 1, 2011	Jan 1, 2021
	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	—	1,000,000	1,000,000	$0.50	Feb 28, 2018	Feb 28, 2028
	330,941	1,000,000	1,330,941

Zaki Hosny	53,888	—	53,888	$0.70	Jun 18, 2009	Jun 18, 2019
	14,370	—	14,370	$0.70	Jan 1, 2010	Jan 1, 2020
	2,587	—	2,587	$0.70	Jan 1, 2011	Jan 1, 2021
	107,774	—	107,774	$0.14	Jan 30, 2013	Jan 30, 2023
	251,475	—	251,475	$0.14	Dec 4, 2014	Dec 4, 2024
	430,094	—	430,094

Graham Lumsden	574,800	—	574,800	$0.14	May 25, 2013	May 25, 2023
	2,874,000	—	2,874,000	$0.14	Dec 4, 2014	Dec 4, 2024
	1,000,000	—	1,000,000	$0.33	Feb 7, 2017	Feb 7, 2027
	700,000	—	700,000	$0.33	Feb 7, 2017	Feb 7, 2027
	—	2,000,000	2,000,000	$0.50	Feb 28, 2018	Feb 28, 2028
	—	1,000,000	1,000,000	$0.50	Feb 28, 2018	Feb 28, 2028
	5,148,800	3,000,000	8,148,800

Mary Lake Polan	67,036	—	67,036	$0.70	Jan 1, 2010	Jan 1, 2020
	5,461	—	5,461	$0.70	Jan 1, 2011	Jan 1, 2021
	251,474	—	251,474	$0.14	Dec 4, 2014	Dec 4, 2024
	323,971	—	323,971

Bruce Williams	67,252	—	67,252	$0.70	Jan 1, 2010	Jan 1, 2020
	28,740	—	28,740	$0.70	Jan 16, 2010	Jan 16, 2020
	71,850	—	71,850	$0.70	Nov 15, 2010	Jan 16, 2020
	2,802	—	2,802	$0.70	Jan 1, 2011	Jan 1, 2021
	251,474	—	251,474	$0.14	Dec 4, 2014	Dec 4, 2024
	422,118	—	422,118

7.    Income tax expense

Recognized in the consolidated statement of comprehensive loss:

(in thousands)	Year ended Dec 31, 2018	Year ended Dec 31, 2017	Year ended Dec 31, 2016
Current tax expense	US $	US $	US $
U.K. corporation taxes	—	—	—
Overseas taxes	9	22	—
	9	22	—

The main rate of U.K. corporation tax was reduced from 21% to 19% from April 1, 2015 and has been reflected in these consolidated financial statements.

The tax expense recognized for the years ended December 31, 2018, 2017 and 2016 is lower than the standard rate of corporation tax in the U.K. of 19%.  The differences are reconciled below:

(in thousands)	2018	2017	2016
Reconciliation of effective tax rate:	US $	US $	US $
Loss on ordinary activities before taxation	(13,976)	(44,788)	(40,324)
U.K. Corporation tax at 19%	921	(1,571)	(450)
Overseas tax at higher rate	(3,953)	(7,669)	(12,955)
Effects of:
Unrecognized losses	(3,032)	(9,240)	(13,405)
Other adjustments-overseas taxes	9	22	—
Total tax charge	9	22	—

There is an unrecognized cumulative net deferred tax asset of US$1.3 million.  The net deferred tax asset relates to deferred tax on $4.8 million of a gain generated in the United Kingdom during the year ended December 31, 2018 offset by deferred tax on $12.2 million of cumulating historical losses.  The Group has $115.4 million of cumulative net operating losses (“NOLs”) generated in the United States as of December 31, 2018.  NOLs are subject to review and possible adjustment by taxing authorities in the United States and may become subject to an annual limitation, which could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities.

8.    Loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the Group by the weighted average number of shares in issue during the year.  Diluted EPS is computed by dividing net income (loss) by the weighted average of all potentially diluted share of common stock that were outstanding during the periods presented.

The treasury stock method is used in the calculation of diluted EPS for potentially dilutive liability classified options and warrants, which assumes that any proceeds received from the exercise of in-the-money options and warrants, would be used to purchase common shares at the average market prices for the period.

	Year ended Dec 31, 2018	Year ended Dec 31, 2017	Year ended Dec 31, 2016
(in thousands, except share and per share data)	US $	US $	US $
Basic
Net loss	(13,985)	(44,810)	(40,324)
Basic weighted average shares in issue	284,530,534	231,530,091	116,558,191
Basic loss per share	(0.05)	(0.19)	(0.35)

Diluted
Net loss	(13,985)	(44,810)	(40,324)
Effect of dilutive securities: liability-classified warrants	(6,654)	—	—
Diluted net loss	(20,639)	(44,810)	(40,324)
Weighted average shares in issue - basic	284,530,534	231,530,091	116,558,191
Incremental dilutive shares from liability-classified warrants (treasury stock method)	2,601,154	—	—
Weighted average shares in issue - diluted	287,131,688	231,530,091	116,558,191
Diluted net loss	(0.07)	(0.19)	(0.35)

The following potentially dilutive securities outstanding at December 31, 2018, 2017 and 2016 have been excluded from the computation of diluted weighted average shares outstanding, as they would be antidilutive.

	2018	2017	2016
Warrants	12,878,944	49,399,947	5,726,364
Share options	18,387,038	17,065,534	6,810,357
	31,265,982	66,465,481	12,536,721

9.    Intangible assets

(in thousands)
As of December 31, 2016
Cost	6,196
Accumulated amortization and impairment	—
Net book amount at December 31, 2016	6,196
Additions	—
Amortization charge	—
Net book amount at December 31, 2017	6,196

As of December 31, 2017
Cost	6,196
Accumulated amortization and impairment	—
Net book amount at December 31, 2017	6,196
Additions	—
Amortization charge	—
Net book amount at December 31, 2018	6,196

The fair value of the assets acquired under the merger arrangement represent the aggregate estimated value of:

•                  11,318,439 ordinary shares in Motif Bio plc at the placing price of £0.20 per share;

•                  9,432,033 warrants at the placing price of £0.20 per ordinary share; and

•                  a milestone payment of US $0.5 million paid by Motif BioSciences Inc. to Acino Pharma AG in 2018 upon completion of the first Phase III trial.

The value of the warrants has been estimated using the Black Scholes option pricing model with appropriate factors for volatility and risk-free interest rate. The Directors considered the separable value of the active pharmaceutical ingredients and determined it did not constitute a material component of the fair value of the assets acquired. No discount was applied to the expected milestone payment of US $0.5 million as the liability was settled in full in 2018.

Details of the purchase consideration and amounts attributed to net assets acquired are as follows:

(in thousands)	US $
Purchase consideration:
Ordinary shares in Motif Bio plc	3,356
Warrants to subscribe for ordinary shares in Motif Bio plc	2,340
Total purchase consideration	5,696

Iclaprim assets	6,196
Milestone payment	(500)
Net assets acquired	5,696

As the IPR&D asset is not yet available for commercial use, no amortization has been charged to date.

The Group performs an impairment test over the indefinite lived asset on an annual basis or when a triggering event has occurred. The Group conducted its annual impairment test for iclaprim as of December 31, 2018. In performing the test, the Group developed a discounted cash flow model, which utilized assumptions including, but not limited to, probability of success, market size and related growth assumptions, market share and related growth assumptions, expected period of treatment, pricing, patent life, operating costs, and a discount rate reflective of market conditions and Company specific risk. The aforementioned discounted cash flow model and related assumptions took into account the conditions that existed as December 31, 2018 including inquiries and data requests that had been received from the U.S. Food & Drug Administration (“FDA”) as a part of the normal submission process related to the New Drug Application (“NDA”) for iclaprim. The Group’s indefinite lived intangible asset passed the impairment test as the net present value of cash flows was in excess of the carrying value as of December 31, 2018, and therefore, there was no impairment to the indefinite lived intangible asset. In order to evaluate the sensitivity of its fair value calculations on the impairment test, the Company compared the carrying value of the asset to the fair value. As of December 31, 2018, the fair value of the indefinite lived intangible asset exceeded the carrying value with sufficient headroom.

Subsequent to December 31, 2018, the Group announced on February 14, 2019 the receipt of a Complete Response Letter (CRL) from the FDA regarding the NDA for iclaprim for the treatment of acute bacterial skin and skin structure infections. The CRL states that the FDA cannot approve the NDA in its present form and indicates that additional data is needed to further evaluate the risk for liver toxicity before the NDA may be approved. The Group is evaluating and taking action on potential options to address the deficiencies and is scheduled to meet with the FDA on May 3, 2019. The Group evaluated these subsequent events and determined that they were non-adjusting to the statement of financial position as they were not knowable or expected as of December 31, 2018.  While Management believes the assumptions used in their impairment assessment are reasonable and there continues to have sufficient headroom even after taking into considerations the subsequent events identified, if the Group is unable to execute its strategies regarding the remediation effort or the ability to finance, it may be necessary to record an impairment charge in the future.

10.    Prepaid expenses and other receivables

(in thousands)	Dec 31, 2018	Dec 31, 2017
Amounts due within one year	US $	US $
Prepayments and other receivables	231	318
	231	318

The maximum exposure to credit risk at the end of each reporting period is the fair value of each class of receivables set out above. The Group held no collateral as security. The Directors estimate that the carrying value of receivables approximated their fair value.

11.    Cash and cash equivalents

	Dec 31, 2018	Dec 31, 2017
(in thousands)	US $	US $
Cash and cash equivalents at bank	12,279	22,651
	12,279	22,651

12.    Trade payables and accrued liabilities

(in thousands)	Dec 31, 2018	Dec 31, 2017
Amounts due within one year	US $	US $
Trade payables (1)	3,169	6,464
Accrued expenses — Contract research organization	74	1,294
Accrued expenses — Other (2)	3,964	3,008
Other payable	—	124
	7,207	10,890

(1)         Trade payables include $2.3 million and $5.7 million billed by the Group’s contract research organization at December 31, 2018 and 2017, respectively.

(2)         Accrued expenses — Other include $2.4 million and $1.3 million in obligations for the manufacturing of the active pharmaceutical ingredient for iclaprim at December 31, 2018 and 2017, respectively.

The Directors estimate that the carrying value of trade and other payables approximated their fair value.  The amounts due to the Group’s contract research organization and third party contract manufacturers are due in 2019.

13.    Interest bearing loans and borrowings

	Dec 31, 2018	Dec 31, 2017
(in thousands)	US $	US $
Term loan, non-current	10,345	15,000
Unamortized deferred financing costs	(214)	(943)
Net non-current	10,131	14,057

Term loan, current portion	4,655	—
Unamortized deferred financing costs	(328)	—
Net current portion	4,327	—

On November 15, 2017, the Group entered into a credit agreement (the “Hercules Loan Agreement”) for up to $20 million in debt financing with Hercules Capital, Inc. (“Hercules”). Pursuant to the credit agreement, Hercules agreed to loan the Group $20.0 million in two tranches. The first tranche of $15.0 million was drawn down at closing. The milestones for the second tranche of $5.0 million were not achieved and that capital is no longer available to the Group.

The terms include an initial interest-only period of 15 months; a 30-month capital and interest repayment period thereafter; an interest rate tied to a margin above the US prime rate, currently 11% as of December 31, 2018, and customary security over all assets of the Group, except for intellectual property where there is a negative pledge. The Group is subject to customary covenants, including a restriction on the amount of the Group’s cash resources that can be held outside the United States to $0.8 million. Under the credit agreement, the Group issued Hercules warrants to purchase up to 73,452 of its ADS (each representing 20 ordinary shares) at an exercise price of US$9.53 per ADS, representing 3.5% warrant coverage of the total loan facility. Hercules also has the right, in its discretion, to participate in any subsequent financing, such as an equity offering, in an amount up to US$1 million. In connection with the Hercules Loan Agreement closing, the Group incurred US$0.5 million in fees and issued warrants with a fair value of approximately US$0.4 million. Both items are classified as a direct reduction from the Hercules Loan Agreement balance and will be amortized over the life of the Loan using the effective interest rate method. The Group is also subject to an end of term charge equal to 2.15% of the total loan capacity, or US$0.4 million.  The end of term charge is payable upon loan maturity or the date that the Group prepays the outstanding loan balance. For the year ended December 31, 2018, the Group recognized total interest expense of US$2.2 million, comprised of interest expense of US$1.6 million, accretion expense related to the end-of-term payment of US$0.2 million and amortization expense related to the deferred financing costs of US$0.4 million. The Group believes and represents that it is in compliance with covenant requirements as of December 31, 2018 and as of the date that these financial statements are issued.

Subsequent to December 31, 2018, the Group announced that it amended the Hercules Loan Agreement, effective February 17, 2019. Pursuant to the amendment, the Group made an early repayment of $7 million and an additional repayment of $0.5 million on the earlier of 90 days (May 18, 2019), or receipt of funds from an equity raise of $2 million or greater. The additional repayment was remitted on April 1, 2019. The amendment provides for a three-month interest-only period on the remaining loan balance for the period from March 2019 to May 2019 and the waiver of any prepayment charges for the remaining term of the loan. On March 22, 2019, we entered into another amendment agreement that provided for one additional month of the interest only period for the month of June 2019.  In addition, Hercules Capital, Inc. provided the Group a letter stating that the receipt and aging of invoices relating to a validation campaign of iclaprim mesylate from a third-party vendor are excluded from the determination of compliance with covenants under the Hercules Loan Agreement, as amended. The financial data included in the above table does not include the effect of these amendments.

14.  Warrants

Warrant activity

The Group has issued warrants for services performed and in conjunction with various equity financings. The Group’s warrants represent ordinary shares or ADS and have either a Pounds Sterling or US Dollar exercise price. The ADS warrants are exercisable to purchase ADS’s, which each represent 20 ordinary shares. Depending on the terms of the warrant agreements, the ordinary share or ADS warrants are classified as either equity or a liability. Liability classified warrants are remeasured each reporting period, with changes in fair value recorded in the statements of comprehensive loss. The following is a summary of the Group’s warrant activity during the year ended December 31, 2018:

	Number of Warrants		Weighted Average Exercise Price
	Ordinary shares	ADS	Ordinary shares	ADS
Outstanding as of January 1, 2018	22,672,867	1,336,354	£0.272	$8.08
Granted	—	—	—	$—
Exercised	(757,315)	—	£0.246	$—
Outstanding as of December 31, 2018	21,915,552	1,336,354	£0.273	$8.08

The Group’s warrants outstanding and exercisable as of December 31, 2018 were as follows:

Type of Warrant Outstanding	Number Outstanding and Exercisable	Exercise Price		Expiration Date
Ordinary shares (1)	1,367,089	GBP £	0.20	April 2, 2020
Ordinary shares (1)	1,082,384	GBP £	0.50	July 21, 2020
Ordinary shares (2)	10,505,648	GBP £	0.322	November 23, 2021
ADS (2) (3)	1,202,902	US $	8.03	November 23, 2021
Ordinary shares (1)	8,960,431	GBP £	0.20	April 2, 2025
ADS (2) (3) (4)	10,000	US $	7.26	July 31, 2022
ADS (2)	73,452	US $	9.53	November 14, 2022

(1)         Warrants totaling 11,881,506 of ordinary shares are equity classified.

(2)         Warrants totaling 10,505,648 of ordinary shares and 1,336,354 of ADS are liability classified.

(3)         Each ADS represents 20 ordinary shares.

(4)         Warrant provides for purchase up to 60,000 ADSs, of which 10,000 ADSs were vested and exercisable as of December 31, 2018.

Liability classified warrants

ADS warrants

On November 23, 2016, the Group closed an initial U.S. offering of 2,438,491 ADS and 1,219,246 ADS warrants at a price of US $6.98 per ADS/Warrant combination. Each ADS represents 20 ordinary shares. The warrants have an exercise price of US $8.03 per ADS and expire on November 23, 2021.  In the event the Group fails to maintain the effectiveness of its Registration Statement and a Restrictive Legend Event has occurred, the warrant shall only be exercisable on a cashless basis. This would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the ADS warrants, the Group recorded a derivative liability of US $3.8 million using the Black-Scholes model. The Group develops its own assumptions for use in the Black-Scholes option pricing model that do not have observable inputs or available market data to support the fair value. This method of valuation involves using inputs such as the fair value of the Group’s common stock, stock price volatility of comparable companies, the contractual term of the warrants, risk free interest rates and dividend yields. The Group has a limited trading history in its common stock, therefore, expected volatility is based on that of reasonably similar publicly traded companies. Due to the nature of these inputs, the valuation of the warrants is considered Level 1 and 2 measurements.

On August 1, 2017, the Group issued to a third party a warrant to purchase up to 60,000 ADSs at an exercise price of $7.26 per ADS. The warrant vests 5,000 ADS at issuance, with the remaining 55,000 ADS vesting upon satisfaction of various performance conditions related to the Group’s stock price and trading volumes. A total of 10,000 ADSs were vested as of December 31, 2018. Once vested, the warrant may be exercised on a cashless basis, and expires on July 31, 2022. Exercising on a cashless basis would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the ADS warrants, the Group recorded a derivative liability of US $0.1 million using the Black-Scholes model.

At issuance, the following assumptions were used in the Black-Scholes model.

August 1, 2017

Share price (US $)	7.26
Exercise price (US $)	7.26
Expected volatility	70%
Number of periods to exercise	5.0
Risk-free rate	1.80%
Expected dividends	—

On November 14, 2017, in conjunction with the Hercules Loan Agreement, the Group issued Hercules a warrant to purchase up to 73,452 ADSs at an exercise price of $9.53 per ADS, representing 3.5% warrant coverage of the total loan facility. The warrant may be exercised on a cashless basis, and is immediately exercisable through November 14, 2022. Exercising on a cashless basis would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit an d loss. On issuance of the ADS warrants, the Group recorded a derivative liability of US $0.4 million using the Black-Scholes model.

At issuance, the following assumptions were used in the Black-Scholes model.

November 14, 2017

Share price (US $)	9.53
Exercise price (US $)	9.53
Expected volatility	72%
Number of periods to exercise	5.0
Risk-free rate	2.06%
Expected dividends	—

At December 31, 2018 and 2017, the liability classified ADS warrants had a fair value of US $3.8 million and $8.9 million using the following weighted-average assumptions in the Black-Scholes model:

	December 31, 2018	December 31, 2017

Share price (US $)	6.59	10.81
Exercise price (US $)	8.08	8.08
Expected volatility	75%	76%
Number of periods to exercise	2.98	3.97
Risk-free rate	2.46%	2.10%
Expected dividends	—	—

Ordinary warrants

On November 23, 2016 the Group placed 22,863,428 ordinary shares together with 11,431,714 warrants over ordinary shares at a price of £0.28 per share/warrant combination. The warrants have an exercise price of £0.322 per warrant and expire on November 23, 2021. In the event that the Group fails to maintain the effectiveness of the Registration Statement, the warrant shall only be exercisable on a cashless basis.  This would result in variability in the number of shares issued and therefore, the warrants were designated as a financial liability carried at fair value through profit and loss. On issuance of the warrants, the Group recorded a derivative liability of US $1.8 million using the Black-Scholes model.

At December 31, 2018 and 2017, the liability classified ordinary warrants had a fair value of US $2.0 million and $3.7 million using the Black-Scholes model and the following assumptions:

	December 31, 2018	December 31, 2017

Share price (GBP)	0.31	0.41
Exercise price (GBP)	0.322	0.322
Expected volatility	74%	76%
Number of periods to exercise	2.90	3.90
Risk free rate	2.46%	2.09%
Expected dividends	—	—

The following is a summary of the Group’s liability classified warrant activity, including both ADS and Ordinary warrants, during the years ended December 31, 2018 and 2017:

(in thousands)	Fair value
Liability classified warrants	US$
Balance at January 1, 2017	5,798
Issued during the year	529
Exercised during the year	(285)
Impact of foreign exchange	192
Loss from revaluation of derivative liabilities	6,392
Balance at December 31, 2017	12,626
Issued during the year	—
Exercised during the year	(84)
Impact of foreign exchange	(99)
Gain from revaluation of derivative liabilities	(6,654)
Balance at December 31, 2018	5,789

15.    Share based payments

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

		Weighted average
	Number of	exercise price
	share options	US $

Outstanding at January 1, 2017	15,563,182	0.37
Granted during the year	5,800,000	0.33
Forfeited during the year	(4,153,948)	0.53
Exercised during the year	(143,700)	0.14
Expired during the year	—	—
Outstanding at December 31, 2017	17,065,534	0.32
Granted during the year	5,050,000	0.49
Forfeited during the year	(2,656,116)	0.34
Cancelled during the year	(946,644)	0.56
Exercised during the year	(125,736)	0.14
Outstanding at December 31, 2018	18,387,038	0.34
Exercisable at December 31, 2018	12,360,958	0.30

The range of exercise prices of the options at December 31, 2018 was US $0.14 - $0.91.  The weighted average remaining contractual term of options outstanding at December 31, 2018 and 2017 was 6.7 years and 7.0 years, respectively. The weighted average remaining contractual term of options exercisable at December 31, 2018 was 5.9 years.

The fair value of options granted have been valued using the Black Scholes option pricing model. The weighted-average fair value of options granted during the year ended December 31, 2018 was $0.40 per option.  Volatility is based on reported data from selected reasonably similar publicly traded companies for which the historical information is available. The Group does not have sufficient history to estimate the volatility of its share price. The weighted-average assumptions for option grants were as follows:

Year ended Dec 31, 2018

Share price (US $)	0.49
Exercise price (US $)	0.49
Expected volatility	77.34%
Term	10 years
Risk free rate	2.87%
Expected dividends	—

The total expense recognized for the years arising from stock-based payments are as follows:

	Year ended Dec 31, 2018	Year ended Dec 31, 2017	Year ended Dec 31, 2016
(in thousands)	US $	US $	US $
General and administrative expense	750	1,143	513
Research and development expense	191	565	—
Total share-based payment expense	941	1,708	513

During the preparation of the interim financial statements for the six months ended June 30, 2017, the Group identified and corrected a prior period error whereby stock based compensation expense was understated $1.2 million. The Group assessed the materiality of the out-of-period adjustments on all impacted periods and determined that they were not material to any of the period.  The Group concluded that the cumulative adjustment to correct the error should be recorded in the year ended December 31, 2017.  The out-of-period correction increased General and Administrative expense by $0.8 million and Research and Development expense by $0.4 million for the year ended December 31, 2017. None of these adjustments had an impact on the cash resources of the Group.

16.     Share capital

Allotted, called up and fully paid:	Number	US $
(in thousands, except share data)

In issue at December 31, 2016	195,741,528	2,728
Issued:
Ordinary shares of 1p each	143,700	2
Ordinary shares of 1p each	326,880	4
Ordinary shares of 1p each	66,666,667	847
Ordinary shares of 1p each	250,000	3
Ordinary shares of 1p each	390,353	5
In issue at December 31, 2017	263,519,128	3,589
Issued:
Ordinary shares of 1p each	757,315	9
Ordinary shares of 1p each	32,258,064	433
Ordinary shares of 1p each	125,736	1
In issue at December 31, 2018	296,660,243	4,032

In January 2017, 143,700 ordinary shares were issued upon the exercise of options.

In May 2017, 326,880 ordinary shares were issued upon the exercise of warrants.

In June 2017, Motif Bio plc issued 66,666,667 ordinary shares at a price of £0.30 per share.

In July 2017, 250,000 ordinary shares were issued upon the exercise of warrants.

In November 2017, a total of 390,353 ordinary shares were issued upon the exercise of warrants.

During January through June of 2018, 757,315 ordinary shares were issued upon the exercise of warrants.

On May 17, 2018, the Group placed 32,258,064 new ordinary shares at £0.31 per share and received US$12.7 million of net proceeds.

In June 2018, 125,736 ordinary shares were issued upon the exercise of a stock option.

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

17.    Financial assets and financial liabilities

The Group holds the following financial instruments:

Financial assets
(in thousands)	at amortized cost
Financial assets	US $
2018
Prepaid expenses and other receivables	231
Cash and cash equivalents	12,279
12,510
2017
Prepaid expenses and other receivables	318
Cash and cash equivalents	22,651
22,969

Financial liabilities
(in thousands)	at amortized cost
Financial liabilities	US $
2018
Trade payable and accrued liabilities	7,207
Derivative liabilities	5,789
12,996

2017
Trade and other payables	10,890
Payable on completion of clinical trial	500
Derivative liabilities	12,626
24,016

Fair value disclosures

The Group’s cash, prepaid expenses and other current assets and trade and other payables are stated at their respective historical carrying amounts, which approximates fair value due to their short-term nature. These are measured at fair value using Level 1 inputs. The Group’s derivative liabilities are measured at fair value using Level 1 or 2 inputs. See discussion in Note 14 on the inputs utilized in the Black-Scholes option pricing model and for a rollforward of the derivative liability from December 31, 2017 to December 31, 2018. The Group determined that the book value of the Hercules Loan Agreement (Note 13) approximates its fair value as of December 31, 2018 due the proximity of the transaction date and the interest being tied to the U.S. Prime Rate. There were no transfers between fair value levels during the years ended December 31, 2018 or 2017.

There were no non-recurring fair value measurements for the years ended December 31, 2018 or 2017.

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

18.  Subsidiaries

				Method used
	Country of	Percentage	Percentage	to account for
Company name	incorporation	shareholding	voting power	investment
Motif BioSciences Inc.	Delaware, USA	100%	100%	Consolidation

The principal activity of Motif BioSciences Inc. is proprietary drug discovery research and development.

19.    Related party transactions

Transactions with Amphion Innovations plc and Amphion Innovations US, Inc.

At December 31, 2018, Amphion Innovations plc and its wholly owned subsidiary, Amphion Innovations US, Inc., or collectively, the Amphion Group owned 8.51% of the issued ordinary shares in Motif Bio plc. In addition, the Amphion Group previously provided funding for the activities of Motif BioSciences Inc. through the issue of convertible interest bearing loan notes, which were converted to shares in December 2016. Richard Morgan and Robert Bertoldi were directors of both the Company and Amphion Innovations plc in the period. Transactions between the Group and the Amphion Group are disclosed below:

Advisory And Consultancy Agreement With Amphion Innovations US, Inc.

On April 1, 2015, the Group entered into an Advisory and Consultancy Agreement with Amphion Innovations US, Inc. The consideration for the services is $120,000 per annum. The agreement was amended in December 2016 so that either party may terminate the agreement at any time, for any reason, upon giving the other party ninety-days advance written notice. The Group paid $120,000 to Amphion Innovations US, Inc. during each year ending December 31, 2018, 2017 and 2016 in accordance with the terms of the agreement. Notice was provided in September 2018 to terminate the agreement as of December 31, 2018.

Consultancy Agreement With Amphion Innovations plc

On April 1, 2015, the Group entered into a Consultancy Agreement with Amphion Innovations plc for the services of Robert Bertoldi, an employee of Amphion Innovations plc. The consideration for his services was $5,000 per month. On November 1, 2015, the consideration was increased to $180,000 per annum. On July 1, 2016, the consideration decreased to US $75,000 per annum. The agreement was for an initial period of 12 months and would automatically renew each year on the anniversary date unless either party notifies the other by giving ninety-days written notice prior to expiration. The agreement was amended in December 2016 so that either party may terminate the agreement at any time, for any reason, upon giving the other party ninety-days advance written notice. In July 2017, the Group amended the consulting agreement with Amphion Innovations plc to increase the annual consideration to $125,000 to better reflect Robert Bertoldi’s time commitment to the Group with and effective date of January 1, 2017. The Group paid Robert Bertoldi $125,000 during the years ended December 31, 2018 and 2017 in accordance with the terms of the agreement. Notice was provided in September 2018 to terminate the agreement as of December 31, 2018.

Consultancy Agreement With Amphion Innovations US, Inc.

On September 7, 2016, the Group entered into a Consultancy Agreement with Amphion Innovations US, Inc., pursuant to which Amphion Innovations US, Inc. will provide consultancy services in relation to the Group’s obligations as a NASDAQ listed company. The consideration for the services was $15,500 per month. The agreement was for an initial period of 12 months, after which the agreement will terminate automatically unless renewed by the parties by mutual agreement. The agreement was not extended past the initial term and ended in 2017.  The Group paid $170,500 and $19,633 during the years ended December 31, 2017 and 2016 in accordance with the terms of the agreement.

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

20.    Subsequent events

On February 14, 2019, the Group announced the receipt of a Complete Response Letter (CRL) from the U.S. Food & Drug Administration (FDA) regarding the New Drug Application (NDA) for iclaprim for the treatment of acute bacterial skin and skin structure infections. The CRL states that the FDA cannot approve the NDA in its present form and indicates that additional data are needed to further evaluate the risk for liver toxicity before the NDA may be approved. The Group is evaluating and taking action on potential options to address the deficiencies.

On February 17, 2019, the Group announced it entered into an amendment agreement with its lender Hercules Capital, Inc. (Hercules) in relation to the Hercules Loan Agreement dated November 15, 2017.  Pursuant to the amendment, Motif BioSciences Inc. made an early repayment of $7 million and an additional repayment of $0.5 million on the earlier of 90 days, May 18, 2019, or receipt of funds from an equity raise of $2 million or greater. This additional repayment was remitted on April 1, 2019. The amendment provides for a three-month interest-only period on the remaining loan balance for the period from March 2019 to May 2019 and the waiver of any prepayment charges for the remaining term of the loan.  On March 22, 2019, we entered into another amendment agreement that provided for one additional month of the interest only period for the month of June 2019.  In addition, Hercules Capital, Inc. provided Motif BioSciences, Inc. a letter stating that the receipt and aging of invoices relating to a validation campaign of iclaprim mesylate from a third-party vendor are excluded from the determination of compliance with covenants under the Hercules Loan Agreement, as amended.

On March 20, 2019, the Group announced that FDA granted the Group’s Type A meeting request with FDA and is scheduled for May 3, 2019.

On March 25, 2019, the Group raised $3.3 million of net proceeds, after deducting $0.3 million of issuance costs, from a placement in the United Kingdom of 45,000,000 new ordinary shares at £0.06 per share.